

ANNUAL REPORT 2022



Proxy Statement



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time:

Tuesday, May 9, 2023 at 11:00 a.m. Central Time

Place:*

Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, Texas 77002

Record Date:

March 14, 2023

Agenda for the Annual Meeting (or any adjournment or postponement thereof):

- To elect the nine nominees named in the attached proxy statement to our Board of Directors;
- To vote on a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;
- To vote on a non-binding, advisory proposal to approve our executive compensation;
- To vote on a non-binding, advisory proposal regarding the frequency of future advisory votes on our executive compensation;
- To vote on a proposal to approve our 2023 Stock Incentive Plan; and
- To conduct other business that is properly raised at the meeting.







IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2022 are available at investors.wm.com.

You may submit your proxy via the Internet by following the instructions provided in the Notice or, if you received printed copies of the proxy materials, on your proxy card.

If you received printed copies of the materials in accordance with the instructions in the Notice, you also have the option to submit your proxy by telephone by calling the toll-free number listed on your proxy card. Telephone voting is available 24 hours per day until 11:59 p.m., Eastern Time, on May 8, 2023.

If you received printed copies of the proxy materials in accordance with the instructions in the Notice and would like to submit your proxy by mail, please mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided.

If your shares of Common Stock are held in street name, you will receive instructions from your broker, bank or nominee that you must follow in order to have your shares of Common Stock voted at the Annual Meeting.

Your vote is important. **We urge all stockholders to vote and submit their proxies as soon as possible using one of the methods described above.**

* We intend to hold our Annual Meeting in person. If for any reason it becomes not possible or advisable to hold the Annual Meeting as planned, we will announce alternative arrangements for the meeting, which may include holding the meeting solely by means of remote communication. As always, we encourage you to vote your shares prior to the Annual Meeting.

Courtney A. Tippy
Corporate Secretary

March 28, 2023

Enroll in Electronic Delivery Today. Help us save paper, time and money! If your shares are held in street name through a bank or broker, visit www.proxyvote.com or follow the instructions on the Notice, proxy card or voting instructions.

All stockholders may enroll at enroll.icsdelivery.com/wmi.

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

Waste Management, Inc. is a holding company, and all operations are conducted by its subsidiaries. Our subsidiaries are operated and managed locally and focus on providing services in distinct geographic areas. Through our subsidiaries, we are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our residential, commercial, industrial and municipal customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy.

Our Board of Directors is soliciting your proxy for the 2023 Annual Meeting of Stockholders and at any postponement or adjournment of the meeting. We are furnishing proxy materials to our stockholders primarily via the Internet. On March 28, 2023, we sent an electronic notice of how to access our proxy materials and our Annual Report to stockholders that have previously signed up to receive their proxy materials via the Internet. On March 28, 2023, we began mailing a Notice of Internet Availability of Proxy Materials to those stockholders that previously have not signed up for electronic delivery. The Notice contains instructions on how stockholders can access our proxy materials at investors.wm.com or request that a printed set of the proxy materials be sent to them.

Enroll in Electronic Delivery Today! We encourage stockholders to elect to receive all future proxy materials electronically, which is free, fast, convenient, environmentally friendly and helps lower our printing and postage costs. If you are a beneficial owner, visit www.proxyvote.com or follow the instructions on your Notice, proxy card or voting instructions. All stockholders may also enroll at enroll.icsdelivery.com/wmi. Thank you for supporting our sustainability mission.

Record Date March 14, 2023.

Quorum The holders of a majority of the shares of common stock of Waste Management, Inc. (our "Common Stock") outstanding on the record date must be present in person or by proxy.

Shares Outstanding There were 406,767,204 shares of our Common Stock outstanding and entitled to vote as of March 14, 2023.

Attending the Meeting Only stockholders, their proxy holders and our invited guests may attend the Annual Meeting. If you plan to attend, please bring identification. If you are a beneficial owner that holds shares in street name through a bank or broker, you must also bring your bank or broker statement showing your beneficial ownership of Waste Management, Inc. Common Stock in order to be admitted to the meeting. If you are planning to attend our Annual Meeting and require directions to the meeting, please contact our Corporate Secretary at 713-512-6200. The only items that we anticipate will be discussed at the Annual Meeting are the items set out in the Notice. We do not anticipate that there will be any presentations.

Potential Alternative Meeting Arrangements We intend to hold our Annual Meeting in person. In the event that it becomes not possible or advisable to hold the Annual Meeting as planned, we will announce alternative arrangements for the meeting, which may include holding the meeting solely by means of remote communication. Any alternative arrangements for the meeting will be publicly announced in a press release available at investors.wm.com and filed with the SEC. As always, we encourage you to vote your shares prior to the Annual Meeting.

Submitting Your Proxy You can submit your proxy by Internet, phone or mail. If you are a beneficial owner that holds shares in street name, you will receive instructions from your broker, bank or nominee that you must follow in order to have your shares of Common Stock voted at the Annual Meeting.

Voting and Asking Questions at the Meeting Stockholders can vote and ask questions at the Annual Meeting relevant to the items to be voted on or the business of the Company. If you are a beneficial owner that holds shares in street name, you must bring a legal proxy from the record holder in order to vote your shares at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Please read the Notice of Annual Meeting of Stockholders and this Proxy Statement with care and follow the voting instructions to ensure that your shares are represented at the Annual Meeting.

Changing Your Vote Stockholders of record may revoke their proxy at any time before we vote it at the meeting by submitting a later-dated proxy via the Internet, by telephone, by mail, by delivering instructions to our Corporate Secretary before the Annual Meeting revoking the proxy or by voting during the Annual Meeting. Attendance at the Annual Meeting, by itself, will not revoke a proxy. If you hold shares through a bank or brokerage firm, you may revoke any prior voting instructions by contacting that firm.

Votes Required to Adopt Proposals   Each share of our Common Stock outstanding on the record date is entitled to one vote on each of the nine director nominees and one vote on each other matter. To be elected, a director must receive a majority of the votes cast with respect to that director's election at the meeting. This means that the number of shares voted "for" a director must exceed 50% of the votes cast with respect to that director. Each of the other proposals requires the favorable vote of the holders of a majority of the outstanding shares of Common Stock present, either by proxy or in person, and entitled to vote on the matter.

Effect of Abstentions and Broker Non-Votes   Abstentions will have no effect on the election of directors. For each of the other proposals, abstentions will have the same effect as a vote *against* these matters because they are considered present and entitled to vote on the matters.

If your shares are held by a broker, you may submit your voting instructions to the broker as to how you want your shares to be voted. If you give the broker instructions, your shares must be voted as you direct. If you do not give voting instructions for the proposal to ratify selection of the Company's independent registered public accounting firm, the broker may vote your shares at its discretion. However, with respect to the election of directors and all other proposals, the broker cannot vote your shares without instructions from you; when this happens, it is called a "broker non-vote." Broker non-votes are counted in determining the presence of a quorum at the meeting, but they have no effect on the outcome of the vote on the election of directors or item 3, item 4 or item 5 below.

Voting Instructions   You may receive more than one proxy card depending on how you hold your shares. If you hold shares through a broker, your ability to submit your voting instructions by phone or over the Internet depends on your broker's voting process. You should complete and return each proxy or other voting instruction request provided to you. If you complete and submit your proxy voting instructions, the persons named as proxies will follow your instructions. If you submit your proxy but do not give voting instructions, we will vote your shares in accordance with the recommendation of the Board on each of the items as set forth below. If you give us your proxy, your shares will be voted at the discretion of the proxy holders on any other matters that may properly come before the meeting.

Item	Matter	Board Vote Recommendation
1	**Election of Director Nominees set forth in this Proxy Statement**	**FOR** each director nominee
2	**Ratification of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2023**	**FOR**
3	**Approve the Company's Executive Compensation**	**FOR**
4	**Recommended Frequency of Future Advisory Votes on Executive Compensation**	**EVERY YEAR**
5	**Approve the Company's 2023 Stock Incentive Plan**	**FOR**

Stockholder Proposals and Nominees for the 2024 Annual Meeting   The Company will not consider any proposal or nomination that is not timely or otherwise does not meet the Company's By-law and Securities and Exchange Commission ("SEC") requirements for submitting a proposal or nomination. We also ask that you email a courtesy copy of any notice to GCLegal@wm.com. A copy of our By-laws may be obtained free of charge by writing to our Corporate Secretary at 800 Capitol Street, Suite 3000, Houston, Texas 77002 and is available in the "ESG — Corporate Governance" section of investors.wm.com.

Stockholder Proposals: Eligible stockholders who wish to submit a proposal for inclusion in the proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for our 2024 Annual Meeting must submit their proposal to our Corporate Secretary at Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 for receipt on or before November 29, 2023. The proponent and the proposal must comply with the requirements set forth in the federal securities laws, including Rule 14a-8 of the Exchange Act, in order to be included in the Company's proxy statement and proxy card for the 2024 Annual Meeting.

Advance Notice Proposals and Nominations: In addition, the Company's By-laws establish advance notice procedures that must be complied with for stockholders to bring proposals that are not included in the Company's proxy materials and nominations of persons for election as directors (other than pursuant to our proxy access By-law discussed below) before an annual meeting of stockholders. In accordance with our By-laws, for a proposal or nominee not included in our proxy materials to be properly brought before the 2024 Annual Meeting, a stockholder's notice must be delivered to our Corporate Secretary at Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 no earlier than December 11, 2023 and no later than January 10, 2024 and must contain the information specified in the Company's By-laws. In addition to satisfying the foregoing advance notice requirements under our By-laws, to comply with the universal proxy rules under the Exchange Act, a stockholder who intends to solicit proxies in support of director nominees other than Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than January 10, 2024, and must also comply with all other requirements of Rule 14a-19 under the Exchange Act. The Company will disregard any proxies solicited for a stockholder's director nominee(s) if such stockholder fails to comply with such requirements.

Proxy Access Nominations: The Company's By-laws permit a stockholder or group of up to 20 stockholders owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to the greater of 20% of the Board of Directors or two individuals, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in the Company's By-laws. Notice of proxy access director nominees must be delivered to our Corporate Secretary at Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 no earlier than October 30, 2023, and no later than November 29, 2023, together with other information required by the Company's By-laws.

Expenses of Solicitation   We pay the cost of preparing, assembling and mailing this proxy-soliciting material. In addition to the use of the mail, proxies may be solicited personally, by Internet or telephone, or by Waste Management officers and employees of the Company's subsidiaries without additional compensation. We pay all costs of solicitation, including certain expenses of brokers and nominees who mail proxy materials to their customers or principals. Also, Innisfree M&A Incorporated has been hired to help in the solicitation of proxies for the 2023 Annual Meeting for a fee of $17,500 plus associated costs and expenses.

Annual Report   A copy of our Annual Report on Form 10-K for the year ended December 31, 2022, which includes our financial statements for fiscal year 2022, is included with this Proxy Statement. The Annual Report on Form 10-K is not incorporated by reference into this Proxy Statement or deemed to be a part of the materials for the solicitation of proxies.

Householding Information   We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Proxy Statement and Annual Report unless we are notified that one or more of these individuals wishes to receive separate copies. This procedure helps reduce our printing costs and postage fees.

If you wish to receive a separate copy of this Proxy Statement and Annual Report, please contact: Waste Management, Inc., Corporate Secretary, 800 Capitol Street, Suite 3000, Houston, Texas 77002, telephone 713-512-6200.

If you do not wish to participate in householding in the future and prefer to receive separate copies of the proxy materials, please contact: Broadridge Financial Solutions, Attention Householding Department, 51 Mercedes Way, Edgewood, NY 11717, telephone 1-866-540-7095. If you are currently receiving multiple copies of proxy materials and wish to receive only one copy for your household, please contact Broadridge.

BOARD OF DIRECTORS

Our Board of Directors currently has ten members. Each member of our Board is elected annually. Mr. Thomas H. Weidemeyer has reached the retirement age set forth in the Company's Corporate Governance Guidelines; therefore, he is not standing for re-election and his term as a director of the Company will expire at the 2023 Annual Meeting. The Board of Directors intends to reduce the size of the Board to nine members effective as of the expiration of Mr. Weidemeyer's term at the 2023 Annual Meeting.

Nominees for Director

				Committee		
Name	**Age**	**Tenure**	**Independent**	**Audit**	**Management Development & Compensation**	**Nominating & Governance**
Bruce E. Chinn	66	2023 – Present	✓	●		
James C. Fish, Jr.	60	2016 – Present				
Andrés R. Gluski	65	2015 – Present	✓	●	C	
Victoria M. Holt	65	2013 – Present	✓	●		●
Kathleen M. Mazzarella	63	2015 – Present	✓		●	C
Sean E. Menke	54	2021 – Present	✓	●		
William B. Plummer	64	2019 – Present	✓	C	●	
John C. Pope	73	1997 – Present	✓		●	●
Maryrose T. Sylvester	57	2021 – Present	✓		●	

Chair C Member ●

Leadership Structure

Mr. Weidemeyer has served as our Non-Executive Chairman of the Board since May 2018, presiding over all meetings of the Board, including executive sessions that only non-employee directors attend. The Non-Executive Chairman also serves on all three Board committees. In March 2023, the Board elected Ms. Kathleen M. Mazzarella to serve as Non-Executive Chairman of the Board, effective upon Mr. Weidemeyer's retirement from the Board at the 2023 Annual Meeting, due to her extensive leadership experience, expertise in Board governance, and deep understanding of our Company and our strategic vision. Stockholders and interested parties wishing to communicate with the Board or the non-employee directors should address their communications to Non-Executive Chairman of the Board, c/o Waste Management, Inc., P.O. Box 53569, Houston, Texas 77052-3569.

We separated the roles of Chairman of the Board and Chief Executive Officer at our Company in 2004. We believe that having a Non-Executive Chairman of the Board is in the best interests of the Company and stockholders, due in part to the ever-increasing demands made on boards of directors under federal securities laws, national stock exchange rules and other federal and state regulations. The separation of the positions allows our Chairman of the Board to focus on management of Board matters and allows our Chief Executive Officer to focus his attention on managing our business. Additionally, we believe the separation of those roles contributes to the independence of the Board in its oversight role and in assessing the Chief Executive Officer and management generally. At this time, we do not contemplate a situation in which our Company would not have a Non-Executive Chairman of the Board.

Independence of Board Members

The Board of Directors has determined that each of the following eight non-employee director nominees are independent in accordance with the New York Stock Exchange listing standards: Bruce E. Chinn, Andrés R. Gluski, Victoria M. Holt, Kathleen M. Mazzarella, Sean E. Menke, William B. Plummer, John C. Pope and Maryrose T. Sylvester. James C. Fish, Jr., our President and Chief Executive Officer, is also a director of the Company. As an employee of the Company, Mr. Fish is not an "independent" director.

To assist the Board in determining independence, the Board of Directors adopted categorical standards of director independence, which meet or exceed the requirements of the New York Stock Exchange. These standards specify certain relationships that are prohibited in order for the non-employee director to be deemed independent. The categorical standards our Board uses in determining independence are included in our Corporate Governance Guidelines, which can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. In addition to these categorical standards, our Board makes a subjective determination of independence considering relevant facts and circumstances.

The Board reviewed all commercial and non-profit affiliations of each non-employee director and the dollar amount of all transactions between the Company and each entity with which a non-employee director is affiliated to determine independence. These transactions consisted of the Company, through its subsidiaries, providing waste management services in the ordinary course of business and the Company's subsidiaries purchasing goods and services in the ordinary course of business and included commercial dealings with Graybar Electric Company, Inc., Sabre Corporation, The AES Corporation and Chevron Phillips Chemical Company LLC. Ms. Mazzarella, Mr. Menke, Mr. Gluski and Mr. Chinn, respectively, serve as chief executive officer of these entities. The Board concluded there are no transactions between the Company and any entity with which a non-employee director is affiliated that are prohibited by our categorical standards of independence or give rise to a material direct or indirect interest for that non-employee director. Accordingly, the Board has determined that each non-employee director candidate meets the categorical standards of independence and that there are no relationships that would affect independence.

Meetings and Board Committees

Last year the Board held seven regular meetings and one special meeting, and each committee of the Board met independently as set forth below. Each director attended at least 75% of the meetings of the Board and the committees on which he or she served. In addition, all directors attended the 2022 Annual Meeting of Stockholders. We do not have a formal policy, but it has been longstanding practice that all directors attend the annual meeting of stockholders unless there are unavoidable schedule conflicts or unforeseen circumstances.

The Board appoints committees to help carry out its duties. Committee members take on greater responsibility for key issues. All members of the Board are invited to attend, and do generally attend, all committee meetings. The committees review meeting results and recommendations with the full Board. The Board has three separate standing committees: the Audit Committee; the Management Development and Compensation Committee (the "MD&C Committee"); and the Nominating and Governance Committee. Additionally, the Board has the power to appoint additional committees, as it deems necessary.

Role in Risk Oversight

Our executive officers have primary responsibility for risk management within our Company. Our Board of Directors oversees risk management to ensure that the processes designed, implemented and maintained by our executives are functioning as intended and adapted when necessary to respond to changes in our Company's strategy as well as emerging risks. The primary means by which our Board oversees our risk management processes is through its regular communications with management and by regularly reviewing our enterprise risk management, or ERM, framework. We believe that our leadership team's engagement and communication methods are supportive of comprehensive risk management practices and that our Board's involvement is appropriate to ensure effective oversight.

Our ERM process is supported by regular inquiries of our Company's Senior Leadership Team, and additional members of management and operations leadership across the enterprise, as to the risks, including emerging risks, that may affect the execution of our business performance or strategic priorities on a short-term, intermediate or long-term basis. We also consult with a range of outside advisors and experts throughout the year, depending on the subject matter of the risk being evaluated. We believe that use of outside advisors and experts complement our ERM process by ensuring our efforts are comprehensive and balanced. Our ERM process is periodically reviewed and discussed with our Chief Compliance and Ethics Officer and our Vice President of Internal Audit and Controls to enhance alignment with our disclosure controls and procedures. Additionally, our Compliance and Ethics department conducts periodic risk assessments for a range of ongoing risks that are monitored. If those risks rise to certain materiality or frequency thresholds, they receive further analysis and review through the ERM base evaluation and priority risk evaluation processes.

For the most significant or immediate risks, the ERM process is designed to generate actionable insights that are actively discussed and reviewed with the Senior Leadership Team and our Board. Risks and opportunities are assessed and then prioritized using internal evaluations of financial impact, likelihood and potential timing of occurrence, outlook for changes in the nature or extent of risk exposure and a self-assessment of the Company's confidence in existing risk mitigation efforts. The Senior Leadership Team reviews the outcomes of the risk assessments, focusing largely on the estimated scope of impacts, as well as the adequacy of current support by internal staff, the sufficiency of financial support for mitigation measures needed to manage and reduce risk, and the sufficiency of any third-party expertise that may be necessary to supplement internal resources. All significant risks have a standardized scorecard that includes forward-looking action plans with measurable indicators and progress updates on action plans from previous assessments.

At quarterly Audit Committee meetings, management provides an ERM report and regularly provides an in-depth update on specific risk topics. Additionally, risks related to our strategy, operations and financial results are also addressed in our Board meetings. Our President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Human Resources and Diversity & Inclusion Officer and Chief Sustainability Officer report to our Board and Audit Committee at these meetings, and other members of management periodically attend and present information, including those responsible for our Internal Audit and Controls, Environmental Audit, Ethics and Compliance, Human Resources, Government Affairs, Digital, Insurance, Safety, Finance and Accounting functions. These presentations allow our directors to have direct communication with management and assess management's evaluation and administration of the Company's risk profile through our ERM process. Examples of key areas of assessment addressed by our ERM process and overseen by our Audit Committee and Board include the following: emissions and climate impact; industry disruption; revenue management; legal and regulatory; capital allocation; supply chain management; service to customers; cost discipline; physical infrastructure; brand management; environmental, health & safety; human capital; information security and privacy; technology and currency, interest rate and commodity risk management. Additionally, in accordance with New York Stock Exchange requirements, the Audit Committee is responsible for discussing our major financial risk exposures, steps management has taken to monitor and control such exposures and the Company's process for risk assessment and management, and quarterly reports are made to the Audit Committee on financial and compliance risks.

Management is encouraged to communicate with our directors with respect to any issues or developments that may require consideration between regularly scheduled Board meetings, and members of management are regularly in direct contact with our Non-Executive Chairman of the Board and our committee chairs. Our Non-Executive Chairman of the Board also facilitates communications with our Board of Directors as a whole and is integral in initiating the discussions among the independent directors necessary to ensure management is adequately evaluating and overseeing risks to our Company.

Oversight of ESG Risk and Performance

As North America's leading provider of comprehensive environmental services, sustainability and environmental stewardship is embedded in all that we do. We have enabled a people-first, technology-led focus to drive our mission to maximize resource value, while minimizing environmental impact, and deliver on our brand promise ALWAYS WORKING FOR A SUSTAINABLE TOMORROW®. As a result, it would not be effective, or possible, to assign responsibility for oversight of our environmental, social and governance ("ESG") risk and performance to any one committee of our Board of Directors. Rather, various aspects of ESG, which are already organically a part of our Board and committees' oversight of our performance, risk management and strategic vision, are addressed in different committees and with our full Board of Directors, as appropriate depending on the subject matter. Additionally, the Company's Chief Sustainability Officer presents a quarterly ESG dashboard to the entire Board to highlight critical focus areas and track progress toward ESG goals, including our climate impact target.

Our Board has a dedicated annual strategic planning session with our Senior Leadership Team and receives focused strategic updates quarterly. Given the nature of our business, those sessions will address topics such as our people, sustainable operations, waste diversion, recycling business improvements, sustainability growth investments, potentially disruptive technologies and environmental impacts, risks and opportunities. In 2022, the Board received several dedicated updates regarding ESG topics, including our sustainability growth strategy, and the Board receives regular updates from our Chief Human Resources and Diversity & Inclusion Officer with respect to our people-first strategy, including workforce evolution, labor market constraints and employee retention. Additionally, reflective of the importance of diversity, equity and inclusion and safety to our organization, the full Board of Directors receives annual in-depth reports on leadership, workforce and supplier diversity, as well as quarterly safety performance updates and a detailed annual health and safety report. The Board also received presentations from external experts in the areas of stockholder activism and trends and the framework for Board oversight of ESG. Through these reports and our ESG dashboard, our Board directly oversees our ESG performance and progress toward ESG goals.

The Company previously announced that, in response to the civil rights audit stockholder proposal that was approved at the 2022 Annual Meeting of Stockholders, it has engaged a team led by former U.S. Attorney General Loretta Lynch, now a partner at Paul, Weiss, Rifkind, Wharton & Garrison, to perform an independent assessment of the impact of the Company's policies and practices on the civil rights of Company stakeholders, and to provide recommendations for further improvement. The assessment will include a broad review and analysis in the areas of environmental justice and diversity, equity and inclusion of employees and suppliers, with input from internal and external stakeholders, and the Company expects to publish results of the assessment before its 2024 Annual Meeting of Stockholders. Our Board has received several updates from our senior executives, including our Chief Legal Officer, Chief Human Resources and Diversity & Inclusion Officer and Chief Sustainability Officer, on the structure and progress of the assessment.

Also in 2022, the Company completed the assessment discussed in last year's proxy statement of the Company's ESG goals and progress against them and consideration of new goals. The Chief Sustainability Officer presented to the Board proposed new 2030 ESG goals and implementation plans, including the decarbonization plan for meeting a science-based climate target. She also discussed with the Board the strong linkage between such ESG goals and the Company's growth strategy, inclusive of the planned expansion of the Company's recycling and renewable energy businesses. Our 2022 Sustainability Report provides details on our overall ESG performance and outlines the new 2030 goals that were finalized after discussion with our Board.

Our Audit Committee also plays a significant role in oversight of ESG risk and performance. As discussed above, our Audit Committee receives regular ERM updates with in-depth discussion on specific risk topics. At least annually, one of the in-depth discussions will look at an aspect of ESG risk. Additionally, the Audit Committee receives quarterly reports on our compliance programs, including ethics and environmental and safety audit, with an annual in-depth review of our compliance programs with risk assessments. During 2022, our Audit Committee received several updates on proposed regulatory disclosure requirements related to climate and cybersecurity and the Company's preparations. Our Audit Committee also has responsibility for oversight of information and cybersecurity and assessment of cyber threats and defenses. Our Audit Committee receives reports from our most senior executives in the Digital organization, and the Company's executive officers, at least twice a year. Topics historically covered in such reports include third-party evaluation of our technology infrastructure and information security against the industry-standard NIST (National Institute of Standards and Technology) cybersecurity framework; risk mitigation through the Company's enterprise-wide cybersecurity training, including our Board of Directors, conducted at least annually, regular simulated phishing tests and third-party penetration testing; review of the Company's cyber incident insurance coverage and external cyber incident resources; review of the Company's incident response plan and consideration of applicable laws and regulations, including those related to privacy.

Our MD&C Committee has primary oversight of human capital management, including review of employee health, welfare and benefit programs and compensation plan risk assessment. The MD&C Committee is also responsible for executive compensation incentive plan design and the incorporation and measurement of the 2023 annual cash incentive program ESG scorecard performance modifier discussed in our *Compensation Discussion and Analysis* below. The Committee also engages in quarterly sessions with our President and Chief Executive Officer and our Chief Human Resources and Diversity & Inclusion Officer regarding talent development and succession planning at several levels of our organization. A critical component of these talent development and succession planning efforts is the recognition that diversity, equity and inclusion are fundamental Company values. Recognizing the importance of diversity, our Human Resources programs overseen by our MD&C Committee embrace and cultivate respect, trust, open communication and diversity of thought and people.

Strong and effective corporate governance is established and overseen by our Nominating & Governance Committee. The Committee leads the process for annual Board, committee and director evaluations and is responsible for review and recommendation of Board and committee composition and leadership. In connection with performing this vital function, the Nominating & Governance Committee reviews the skills, expertise and qualifications of our existing directors, as well as potential external candidates, and considers matters such as inclusion and diversity, tenure and Board refreshment. These efforts deliver on the Nominating & Governance Committee's purpose to identify and nominate the best possible candidates to guide and support the Company's strategy and its commitment to serve and care for our customers, the environment, the communities in which we work and our stockholders. Please see the discussion of the Nominating and Governance Committee below for more information on this robust process.

For additional information about the topics discussed above, including ESG goals, metrics and progress, we encourage stockholders to review our 2022 Sustainability Report at sustainability.wm.com. Our 2022 Sustainability Report does not constitute a part of, and is not incorporated by reference into, this Proxy Statement or any report we file with (or furnish to) the SEC.

THE AUDIT COMMITTEE

Members: **Number of Meetings Held in 2022: 9**

William B. Plummer, *Chairman*   **Victoria M. Holt**

Bruce E. Chinn   **Sean E. Menke**

Andrés R. Gluski   **Thomas H. Weidemeyer**

Mr. Plummer has been the Chairman of our Audit Committee since May 2020. Mr. Chinn was appointed to the Audit Committee effective February 10, 2023, after the filing of our Annual Report on Form 10-K. Each member of our Audit Committee satisfies the additional New York Stock Exchange independence standards for audit committees set forth in Section 10A of the Exchange Act. Our Board of Directors has determined that Audit Committee Chairman Mr. Plummer, Mr. Chinn, Mr. Gluski, Ms. Holt and Mr. Menke are audit committee financial experts as defined by the SEC based on a thorough review of their education and financial and public company experience. Additional information regarding our directors' expertise and qualifications is available under "Election of Directors" below.

Key Functions

The Audit Committee's duties are set forth in a written charter that was approved by the Board of Directors. A copy of the charter can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. The Audit Committee generally is responsible for overseeing all matters relating to our financial statements and reporting, independent auditors and internal audit function. As part of its function, the Audit Committee reports the results of all of its reviews to the full Board. In fulfilling its duties, the Audit Committee, has the following responsibilities:

Administrative Responsibilities

- Report to the Board, at least annually, all public company audit committee memberships by members of the Audit Committee;
- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board; and
- Adopt an orientation program for new Audit Committee members.

Financial Statements

- Review financial statements and Forms 10-K and 10-Q with management and the independent auditor;
- Review all earnings press releases and discuss with management the type of earnings guidance that we provide to analysts and rating agencies;
- Discuss with the independent auditor any material changes to our accounting principles and matters required to be communicated by Public Company Accounting Oversight Board (United States) Auditing Standard No. 1301 *Communications with Audit Committees;*
- Review our financial reporting, accounting and auditing practices with management, the independent auditor and our internal auditors;
- Review management's and the independent auditor's assessment of the adequacy and effectiveness of internal controls over financial reporting; and
- Review executive officer certifications related to our reports and filings.

Independent Auditor

- Engage an independent auditor, determine the auditor's compensation and replace the auditor if necessary;
- Review the independence of the independent auditor and establish our policies for hiring current or former employees of the independent auditor;
- Evaluate the lead partner of our independent audit team and review a report, at least annually, describing the independent auditor's internal control procedures; and
- Pre-approve all services, including non-audit engagements, provided by the independent auditor.

Internal Audit

- Review the plans, staffing, reports and activities of the internal auditors; and
- Review and establish procedures for receiving, retaining and handling complaints, including anonymous complaints by our employees, regarding accounting, internal controls and auditing matters.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board of Directors, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K and to select the independent auditor for ratification by stockholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles and internal controls. The Company's independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2022 with management and the independent registered public accounting firm, and has taken the following steps in making its recommendation that the Company's financial statements be included in its Annual Report on Form 10-K.

- First, the Audit Committee discussed with Ernst & Young LLP, the Company's independent registered public accounting firm for fiscal year 2022, those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

- Second, the Audit Committee discussed with Ernst & Young LLP its independence and received from Ernst & Young LLP a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of other non-audit services to the Company is compatible with the auditor's independence.

- Third, the Audit Committee met periodically with members of management, the internal auditors and Ernst & Young LLP to review and discuss internal controls over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2022, as well as Ernst & Young LLP's report regarding the effectiveness of internal control over financial reporting.

- Finally, the Audit Committee reviewed and discussed, with the Company's management and Ernst & Young LLP, the Company's audited consolidated balance sheet as of December 31, 2022, and consolidated statements of operations, comprehensive income, cash flows and changes in equity for the fiscal year ended December 31, 2022, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosure.

The Committee has also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans of their respective audits. The Committee meets periodically with both the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls over financial reporting.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving auditing or accounting. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board (and the Board approved) that the Company's financial statements be included in its Annual Report on Form 10-K for its fiscal year ended December 31, 2022. The Committee has also approved the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2023.

The Audit Committee of the Board of Directors

William B. Plummer, *Chairman*
Andrés R. Gluski
Victoria M. Holt
Sean E. Menke
Thomas H. Weidemeyer

THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

Members: **Number of Meetings Held in 2022: 5**

Andrés R. Gluski, *Chairman*	**John C. Pope**
Kathleen M. Mazzarella	**Maryrose T. Sylvester**
William B. Plummer	**Thomas H. Weidemeyer**

Mr. Gluski has served as the Chairman of our MD&C Committee since May 2021. Each member of our MD&C Committee is independent in accordance with the rules and regulations of the New York Stock Exchange.

Key Functions

Our MD&C Committee is responsible for overseeing our executive officer compensation, as well as developing the Company's compensation philosophy generally. The MD&C Committee's written charter, which was approved by the Board of Directors, can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. In fulfilling its duties, the MD&C Committee has the following responsibilities:

- Review and establish policies governing the compensation and benefits of our executive officers;

- Approve the compensation of our executive officers and set the bonus plan goals for those individuals;

- Conduct an annual evaluation of our Chief Executive Officer by all independent directors and set his compensation;

- Oversee the administration of our equity-based incentive plans;

- Review the results of the stockholder advisory vote on executive compensation and consider any implications of such voting results on the Company's compensation programs;

- Recommend to the full Board new Company compensation and benefit plans or changes to our existing plans;

- Evaluate and recommend to the Board the compensation paid to our non-employee directors;

- Review the independence of the MD&C Committee's compensation consultant annually; and

- Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board.

In overseeing compensation matters, the MD&C Committee may delegate authority for day-to-day administration and interpretation of the Company's plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to Company employees. However, the MD&C Committee may not delegate any authority to Company employees under those plans for matters affecting the compensation and benefits of the executive officers.

COMPENSATION COMMITTEE REPORT

The MD&C Committee has reviewed and discussed the *Compensation Discussion and Analysis* included in this Proxy Statement with management. Based on their review and discussions, the MD&C Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Proxy Statement.

The Management Development and Compensation Committee of the Board of Directors

Andrés R. Gluski, *Chairman*
Kathleen M. Mazzarella
William B. Plummer
John C. Pope
Maryrose T. Sylvester
Thomas H. Weidemeyer

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2022, Ms. Mazzarella, Ms. Sylvester and Messrs. Gluski, Plummer, Pope and Weidemeyer served on the MD&C Committee. No member of the MD&C Committee was an officer or employee of the Company during 2022; no member of the MD&C Committee is a former officer of the Company; and during 2022, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or MD&C Committee.

THE NOMINATING AND GOVERNANCE COMMITTEE

Members: **Number of Meetings Held in 2022: 5**

Kathleen M. Mazzarella, *Chairman*   **John C. Pope**
Victoria M. Holt   **Thomas H. Weidemeyer**

Ms. Mazzarella was named Chairman of our Nominating and Governance Committee in May 2018. Each member of our Nominating and Governance Committee is independent in accordance with the rules and regulations of the New York Stock Exchange.

Key Functions

The Nominating and Governance Committee has a written charter that has been approved by the Board of Directors and can be found by accessing the "ESG — Corporate Governance" section of investors.wm.com. It is the duty of the Nominating and Governance Committee to oversee matters regarding corporate governance. In fulfilling its duties, the Nominating and Governance Committee has the following responsibilities:

• Review and recommend the composition of our Board, including the nature and duties of each of our committees, in accordance with our Corporate Governance Guidelines;

• Evaluate the charters of each of the committees and recommend directors to serve as committee chairs;

• Review individual director's performance in consultation with the Chairman of the Board and review the overall effectiveness of the Board;

• Recommend retirement policies for the Board, the terms for directors and the proper ratio of employee directors to outside directors;

• Perform an annual review of its performance relative to its charter and report the results of its evaluation to the full Board;

• Review stockholder proposals received for inclusion in the Company's proxy statement and recommend action to be taken with regard to the proposals to the Board; and

• Identify and recommend to the Board candidates to fill director vacancies.

The Nominating and Governance Committee is continually engaged in reviewing the skills, expertise and qualifications of our existing directors, as well as potential external candidates, to identify and nominate the best possible candidates to guide and support the Company's strategy and its commitment to serve and care for our customers, the environment, the communities in which we work and our stockholders. This is a process that the Nominating and Governance Committee believes should continue to involve significant subjective judgments.

With the assistance of an external consultant, the Nominating and Governance Committee identified Mr. Bruce E. Chinn as a potential director candidate. Following a robust consideration process summarized below and recommendation by the Nominating and Governance Committee, the Board increased its size to ten members and elected Mr. Chinn to serve as a member of our Board, effective February 10, 2023. The Nominating and Governance Committee also recommended, and the Board approved, appointment of Mr. Chinn to the Audit Committee. Mr. Chinn is a nominee for re-election at the Annual Meeting.

The Nominating and Governance Committee considers current and future needs of the Board as a whole and reviews a matrix of experience, skills and expertise to inform nominee criteria. The Committee recommends individuals as nominees based on an evaluation of all factors deemed relevant, including personal and professional integrity and sound judgment, business and professional skills and experience, independence, possible conflicts of interest, diversity and the potential for effectiveness, in conjunction with the other directors, to serve the long-term interests of the stockholders. The Committee seeks diversity of background, thoughts and opinions on the Board obtained through, among other factors, diversity in business experience, professional expertise, gender and racial / ethnic background. The Nominating and Governance Committee has considered the gender and racial / ethnic composition of our Board, including the presence of three women, Mr. Plummer's and Mr. Chinn's self-identification as African American / Black and Mr. Gluski's self-identification as Hispanic, and believes these factors, among numerous others, contribute to a valuable diversity of background, thoughts and opinions on our Board.

When nominating or re-nominating individuals to serve as directors of the Company, the Nominating and Governance Committee also considers prior contributions to the Board, evaluation feedback, tenure and age of the Board as a whole and tenure and age of the individual. The Nominating and Governance Committee takes into account the nature and extent of the directors' other commitments when determining whether to re-nominate that individual for election to the Board. In addition to complying with the limitations on public company board memberships set forth in the Corporate Governance Guidelines, the Committee expects each director to ensure that his or her other commitments do not interfere with his or her duties as a director of the Company. The Committee's primary formal mechanism to support Board refreshment is the retirement age policy set forth in the Corporate Governance Guidelines, which includes the guideline that directors will not stand for reelection to the Board after reaching age 75 unless the Nominating and Governance Committee, having considered the foregoing factors, recommends otherwise. The Committee believes that existing practices have been effective at bringing in new expertise and perspectives, while also maintaining the valuable industry knowledge, experience and stability that our longer-tenured directors provide.

The Nominating and Governance Committee will consider all potential nominees on their merits and welcomes suggestions from directors, members of management, and stockholders. Before being recommended for nomination by the Committee, director candidates are interviewed by the Chief Executive Officer, the Chairman of the Nominating and Governance Committee, and the Non-Executive Chairman of the Board, as well as additional members of the Board and an outside consultant. To suggest a nominee for consideration by the Nominating and Governance Committee, you should submit your candidate's name, together with biographical information and his or her written consent to nomination to the Chairman of the Nominating and Governance Committee, Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002, between October 30, 2023 and November 29, 2023.

Related Party Transactions

The Board of Directors has adopted a written Related Party Transactions Policy for the review and approval of related party transactions. Our policy generally defines related party transactions as current or proposed transactions since the beginning of the last fiscal year in excess of $120,000 in which (a) the Company is a participant and (b) any director; executive officer; immediate family member of any director or executive officer; or party known to be the owner of more than five percent of the Company's Common Stock has a direct or indirect material interest. In addition, the policy sets forth certain transactions that will not be considered related party transactions, including (a) executive officer compensation and benefit arrangements; (b) director compensation arrangements; (c) business travel and expenses, advances and reimbursements in the ordinary course of business; (d) indemnification payments and advancement of expenses, and payments under directors' and officers' indemnification insurance policies; (e) any transaction between the Company and any entity in which a related party has a relationship solely as a director; a less than 5% equity holder; a beneficial owner of the Company's Common Stock that reports such ownership on a Schedule 13G due to lack of control or intent to influence control; or an employee (other than an executive officer) and (f) purchases of Company debt securities, provided that the related party has a passive ownership of no more than 2% of the principal amount of any outstanding series. The Nominating and Governance Committee is responsible for overseeing the policy.

All executive officers and directors are required to notify the Chief Legal Officer as soon as practicable of any potential related party transaction that involves the Company. The Chief Legal Officer will determine whether such transaction or relationship constitutes a related party transaction that must be referred to the Nominating and Governance Committee. In the event that the Chief Legal Officer is a participant in a potential related party transaction, the determination whether the transaction must be referred to the Nominating and Governance Committee shall be made by the Chief Executive

Officer, with consultation from the Corporate Secretary and the Chief Compliance and Ethics Officer. Any member of the Committee who has an interest in a transaction presented for consideration will abstain from voting on the related party transaction.

The Nominating and Governance Committee will review a detailed description of the transaction, including the terms of the transaction; the business purpose of the transaction; the benefits to the Company and to the relevant related party; and whether the transaction would require a waiver of the Company's Code of Conduct.

In determining whether to approve a related party transaction, the Nominating and Governance Committee will consider, among other things, the following factors:

- whether the terms of the related party transaction are fair to the Company and such terms would be reasonable in an arms-length transaction;

- whether there are business reasons for the Company to enter into the related party transaction;

- whether the related party transaction would impair the independence of any non-employee director;

- whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company; and

- whether the related party transaction is material to the Company or the individual.

The Nominating and Governance Committee's consideration of related party transactions and its determination of whether to approve such a transaction are reflected in the minutes of the Nominating and Governance Committee's meetings. Based on its review processes for potential related party transactions in 2022, the Company identified certain transactions involving employment of immediate family members of executive officers that the Chief Legal Officer referred to the Nominating and Governance Committee. After consideration, the Nominating and Governance Committee concluded that the following employment relationships are not inconsistent with the interests of the Company and its stockholders and approved the transactions. We have determined that the process for review and approval of these transactions did not fully comply with our Related Party Transactions Policy because, while the employment relationships between the Company and applicable immediate family members had been previously disclosed to the Compliance and Ethics department, such transactions were not identified for review as potential related party transactions and referred to the Nominating and Governance Committee for approval in advance. Other than as reported below, we are not aware of any other transactions in 2022 that are required to be disclosed.

Two brothers of Kelly Rooney became employees of subsidiaries of Waste Management, Inc. prior to 2021. In August 2022, Ms. Rooney became Senior Vice President and Chief People Officer and an executive officer, and she promptly disclosed the employment relationship between the Company and her brothers for purposes of review for potential related party transactions. Both brothers are employed as Senior District Managers. Each received total cash compensation in 2022 in excess of $120,000 but less than $230,000, and an equity incentive grant with a target value of approximately $13,000. The compensation of Ms. Rooney's brothers is determined in accordance with the compensation practices generally applicable to employees of Company subsidiaries with comparable qualifications and responsibilities and holding similar positions, and without the involvement, input or approval of Ms. Rooney. In addition, Ms. Rooney is not directly or indirectly responsible for managing or overseeing the work of her brothers.

The brother-in-law of John Morris, our Executive Vice President and Chief Operating Officer and an executive officer, became an employee of a subsidiary of Waste Management, Inc. in 2015 as an Inside Sales Manager with total annual compensation of less than $120,000. As of the end of 2022, he was employed as a Senior Manager of Talent Management with total cash compensation in 2022 in excess of $120,000, but less than $200,000, and an equity incentive grant with a target value of approximately $37,000. The compensation of Mr. Morris's brother-in-law is determined in accordance with the compensation practices generally applicable to employees of Company subsidiaries with comparable qualifications and responsibilities and holding similar positions, and without the involvement, input or approval of Mr. Morris. In addition, Mr. Morris is not directly or indirectly responsible for managing or overseeing the work of his brother-in-law.

Board of Directors Governing Documents

Stockholders may obtain copies of our Corporate Governance Guidelines, the charters of the Audit Committee, the MD&C Committee, and the Nominating and Governance Committee, and our Code of Conduct free of charge by contacting the Corporate Secretary, Waste Management, Inc., 800 Capitol Street, Suite 3000, Houston, Texas 77002 or by accessing the "ESG — Corporate Governance" section of investors.wm.com.

Non-Employee Director Compensation

Our non-employee director compensation program consists of equity awards and cash consideration. Director compensation is recommended annually by the MD&C Committee, with the assistance of an independent third-party consultant, and set by action of the Board of Directors. The Board's goal in designing directors' compensation is to provide a competitive package that will enable the Company to attract and retain highly skilled individuals with relevant experience. The compensation is also designed to reward the time and talent required to serve on the board of a company of our size and complexity. The Board seeks to provide sufficient flexibility in the form of compensation delivered to meet the needs of different individuals while ensuring that a substantial portion of directors' compensation is linked to the long-term success of the Company.

2022 Non-Employee Director Compensation Changes

In February 2022, the MD&C Committee conducted its annual review of non-employee director compensation with the assistance of the independent third-party consultant. The MD&C Committee recommended, and the Board of Directors approved, the following increases in non-employee director compensation, and such increases took effect with the next installments that were paid or granted in July 2022: (a) annual grant of Common Stock increased from $165,000 to $180,000 and (b) annual cash retainer increased from $115,000 to $120,000.

Equity Compensation

Non-employee directors receive an annual grant of shares of Common Stock under the Company's 2014 Stock Incentive Plan. The shares are fully vested at the time of grant; however, non-employee directors are required to hold all net shares throughout their tenure on the Board and are subject to ownership guidelines, as discussed below. The grant of shares is generally made in two equal installments, and the number of shares issued is based on the market value of our Common Stock on the dates of grant, which are typically January 15 and July 15 of each year. Each non-employee director serving at the time received a grant of Common Stock valued at approximately $82,500 in January 2022. Pursuant to the compensation increases discussed above, each non-employee director serving at the time received a grant of Common Stock valued at approximately $90,000 in July 2022. Mr. Weidemeyer received an additional grant of Common Stock valued at approximately $50,000 in each of January 2022 and July 2022 for his service as Non-Executive Chairman of the Board in 2022.

Cash Compensation

All non-employee directors receive an annual cash retainer for Board service and additional cash retainers for serving as a committee chair. Directors do not receive meeting fees in addition to the retainers. The annual cash retainer is generally paid in advance in two equal installments in January and July of each year. The table below sets forth the cash retainers for 2022, after giving effect to the compensation increases discussed above:

Annual Retainer:	$120,000
Annual Chair Retainers:	$100,000 for Non-Executive Chairman
	$25,000 for Audit Committee Chair
	$20,000 for MD&C Committee Chair
	$20,000 for Nominating and Governance Committee Chair

Stock Ownership Guidelines for Non-Employee Directors

Our non-employee directors are subject to ownership guidelines that establish a minimum ownership level and require that all net shares received in connection with a stock award, after selling shares to pay all applicable taxes, be held throughout their tenure as a director. The ownership guideline for non-employee directors is equal to approximately five times the non-employee directors' annualized cash retainer. As of December 31, 2022, this amount was $600,000. There is no deadline for non-employee directors to reach their ownership guideline; however, the MD&C Committee performs regular reviews to confirm that all non-employee directors are in compliance or are showing sustained progress toward achievement of their ownership guideline. Based on the closing price of our Common Stock on March 14, 2023, all non-employee directors have reached the ownership guideline with the exception of our three newest directors, Mr. Menke, Ms. Sylvester and Mr. Chinn, who are making appropriate progress toward the ownership guideline. Additionally, our Insider Trading Policy provides that directors are not permitted to hedge their ownership of Company securities, including trading in options, warrants, puts and calls or similar derivative instruments on any security of the Company or selling any security of the Company "short."

2022 Director Compensation Table

The table below shows the aggregate cash paid, and stock awards issued, to the non-employee directors in 2022 in accordance with the descriptions set forth above:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Andrés R. Gluski	137,500	172,517	310,017
Victoria M. Holt	117,500	172,517	290,017
Kathleen M. Mazzarella	137,500	172,517	310,017
Sean E. Menke	117,500	172,517	290,017
William B. Plummer	142,500	172,517	315,017
John C. Pope	117,500	172,517	290,017
Maryrose T. Sylvester	117,500	172,517	290,017
Thomas H. Weidemeyer	217,500	272,459	489,959

(1) Amounts in this column represent the grant date fair value of stock awards granted in 2022, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The grant date fair value of the awards is equal to the number of shares issued multiplied by the average of the high and low market price of our Common Stock on each date of grant; there are no assumptions used in the valuation of shares.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card — Director Nominees)

The first item on the proxy card is the election of nine directors to serve until the 2024 Annual Meeting of Stockholders or until their respective successors have been duly elected and qualified. The Board has nominated the nine director candidates named below and recommends that you vote **FOR** their election. If any nominee is unable or unwilling to serve as a director, which we do not anticipate, the Board, by resolution, may reduce the number of directors that constitute the Board or may choose a substitute. To be elected, a director must receive a majority of the votes cast with respect to that director at the meeting. Our Company's By-laws provide that if the number of shares voted "for" any director nominee does not exceed 50% of the votes cast with respect to that director, he or she will tender his or her resignation to the Board of Directors contingent on the acceptance of such resignation by the Board. The Nominating and Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it within 90 days of the date of the certification of the election results.

The table below shows all of our director nominees, their ages, terms of office on our Board and position and business experience for the past five years. Each of the director nominees currently serves on our Board of Directors. The table below also discusses the qualifications, including specific skills and areas of expertise, that make each of these individuals a valuable member of our Board and that were considered by the Board when nominating them for re-election.

BRUCE E. CHINN



Age: 66

Director since:
February 2023

Board Committee:
Audit

POSITION AND BUSINESS EXPERIENCE

President and Chief Executive Officer — Chevron Phillips Chemical Company LLC, or CPChem, (global petrochemical joint venture of Chevron USA Inc. and Philips 66 Company) since April 2021; has also served as a Director of CPChem since November 2020; President, Chemicals for Chevron Corporation (multinational energy corporation) from May 2020 to March 2021; President, Chevron Oronite (global lubricant and fuel additives business) for Chevron Corporation from 2018 to April 2020.

QUALIFICATIONS

Bruce Chinn is President, Chief Executive Officer and a Director of CPChem, where he is focused on leading the company through a period of sustainable growth. Mr. Chinn has over 40 years of experience driving operational, safety, and financial results. Prior to his current role, he held several operations and business roles at Chevron Corporation, leading large, diverse organizations. In these roles, Mr. Chinn focused on performance, partnership, and safety, while striving for continued success in the business and community. Mr. Chinn began his career at DuPont, where he held positions of increasing responsibility in manufacturing, technical, commercial and business leadership at the U.S. and international level.

Mr. Chinn brings extensive knowledge of circular solutions and renewable energy that is aligned with our Company's strategic focus on making sustainability growth investments in our recycling and renewable energy businesses. His operations leadership expertise bolsters our continued efforts to drive operating efficiencies, enhance our safety culture and differentiate our service offerings. Mr. Chinn's broad and expansive dedication to operating excellence and developing strong corporate culture provides valuable perspective to the Board, and his experience allows him to share specific insight into focus areas such as renewable energy transition, environmental regulation and compliance, international exposure and risk management.

Mr. Chinn is chairman of the American Institute of Chemical Engineers Foundation Board of Trustees, and he serves as a board director and executive committee member of the Alliance to End Plastic Waste and the American Chemistry Council. Mr. Chinn holds a bachelor of science degree in chemical engineering from Texas A&M University.

James C. Fish, Jr.



Age: 60

Director since:
2016

Position and Business Experience

President, Chief Executive Officer and Director — Waste Management, Inc. since 2016.

Director of Caterpillar Inc. since March 2023.

Qualifications

Jim Fish has served as our President and Chief Executive Officer and a Director since 2016. Over more than 20 years, Mr. Fish has held several key positions in our Company, including President and Chief Financial Officer; Senior Vice President — Eastern Group; Area Vice President for Pennsylvania and West Virginia; Market Area General Manager for Massachusetts and Rhode Island; Vice President of Price Management; and Director of Financial Planning and Analysis.

Before joining our Company, Mr. Fish held finance and revenue management positions at Westex, a Yellow-Roadway subsidiary, Trans World Airlines, and America West Airlines. He began his professional career at KPMG Peat Marwick.

Mr. Fish's extensive leadership and operational experience, together with his tremendous understanding of the environmental services industry, are instrumental to the development and successful execution of our growth strategy to deliver stockholder value. Additionally, through his professional and educational experience, Mr. Fish has developed valuable expertise in accounting, external reporting, investor relations, human capital and performance management, and risk management. Mr. Fish oversees our Digital organization, and participates directly in matters related to cybersecurity and information security risk mitigation and response strategies.

As North America's largest comprehensive environmental solutions provider, sustainability is embedded in all aspects of our business. As our President and Chief Executive Officer, Mr. Fish has a thorough understanding of the risks and opportunities presented in the areas of sustainability and environmental protection. Mr. Fish is deeply involved in our efforts to mitigate such risks and capitalize on such opportunities in order to deliver on our brand promise, ALWAYS WORKING FOR A SUSTAINABLE TOMORROW®.

Mr. Fish also champions the importance of our people-first commitment and the necessity of creating a culture that truly puts the needs of WM employees first. As part of that people-first culture, Mr. Fish has been actively involved in developing initiatives to promote inclusion and diversity throughout the Company's population of nearly 50,000 employees.

Mr. Fish earned a bachelor's degree in accounting from Arizona State University and a master's degree in business administration, with emphasis on finance, from the University of Chicago. He is also a Certified Public Accountant.

Andrés R. Gluski



Age: 65

Director since: 2015

Board Committees:
Audit and Management Development & Compensation (Chair)

Position and Business Experience

President, Chief Executive Officer and Director — The AES Corporation (global energy company) since 2011.

Director of AES Gener (Chile) from 2005 to January 2020.

Qualifications

Andrés Gluski has served as President, Chief Executive Officer and a Director of The AES Corporation, a Fortune 500 global energy company, since 2011. Mr. Gluski began his tenure at AES in 2000 and previously served as Executive Vice President and Chief Operating Officer. Under his leadership, AES has become a leader in implementing clean technologies, including energy storage and renewable power. Through his professional experience, Mr. Gluski has extensive knowledge with respect to evaluating renewable energy strategies, and he has developed expertise in considering and evaluating climate-related risks and opportunities, which is directly applicable to our business and our sustainability growth strategy. Mr. Gluski also has experience in the development of sustainability and corporate social responsibility goals, as well as oversight of compliance programs.

Prior to joining AES, Mr. Gluski served in a broad range of roles in the public and private sectors, including working as Executive Vice President of Corporate and Investment Banking in Grupo Santander. Mr. Gluski served as a member of the President's Export Council from 2013 to 2016 and served as an expert witness at U.S. Congressional hearings on the subject of energy policy. He currently serves as Chairman of Council of the Americas.

Mr. Gluski has also focused on shaping an inclusive, innovative workplace at AES with a diverse and inclusive culture throughout the world. These efforts have given Mr. Gluski valuable expertise in the areas of human capital management and diversity, equity and inclusion that he utilizes in his role as Chair of the Management Development & Compensation Committee of the Board. Mr. Gluski has been named amongst the 100 Most Influential Latinos by Latino Leaders Magazine.

The depth and breadth of Mr. Gluski's international business and finance background, and experience in managing growth opportunities while focusing on operational innovation, allow him to provide invaluable risk management, government affairs, public policy, public relations, communications and investor relations insight in his role as a member of the Board.

Mr. Gluski holds a bachelor's degree from Wake Forest University, as well as a master's degree and a PhD in economics from the University of Virginia.

VICTORIA M. HOLT



Age: 65

Director since: 2013

Board Committees: Audit and Nominating & Governance

POSITION AND BUSINESS EXPERIENCE

Retired President and Chief Executive Officer — Proto Labs, Inc. (online and technology-enabled quick-turn manufacturer), served from 2014 to March 2021; also served as Director from 2014 — May 2021.

Director of Piper Sandler Companies since September 2019.

Director of A. O. Smith Corp. since April 2021.

QUALIFICATIONS

Victoria Holt joined Proto Labs, Inc. as President, Chief Executive Officer and a Director in 2014, retiring in 2021. With manufacturing facilities in five countries, Proto Labs is a leading e-commerce technology enabled digital manufacturer of custom prototypes and on-demand product parts.

Ms. Holt began her career at Monsanto Company, where she held various assignments of increasing responsibility before moving to Solutia, Inc., a divestiture of the Monsanto Company's chemical business, as Vice President and General Manager Performance Films. Ms. Holt later held various roles with PPG Industries, Inc., a leading coatings and specialty products company, including Senior Vice President of Glass and Fiber Glass. Ms. Holt then served as President and Chief Executive Officer of Spartech Corporation, a leading provider of plastic sheet, compounds and packaging products, until its sale to PolyOne in 2013.

Ms. Holt has a diverse international business background serving a wide spectrum of customers looking for sustainable solutions across diverse end markets including plastics, materials, automotive, medical, aerospace, consumer and general industrial. Ms. Holt brings passion and extensive experience in the areas of sustainable innovation, environmental solutions, plastics operations and management and recycling to the Board. Ms. Holt's proven success leading large global companies across a broad range of manufacturing, chemical and materials industries has demonstrated her deep understanding of risk management, operations, strategic planning and performance measurement. Ms. Holt provides tremendous insight into the areas of continuous improvement, use of data analytics, e-commerce, digitally connected operations and execution of our technology-led, sustainability-linked strategy to grow our business and mitigate climate risks.

She holds a bachelor's degree in chemistry from Duke University and a master's degree in business administration from Pace University. Ms. Holt has completed the National Association of Corporate Directors (NACD) Cyber Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight.

In addition to the public company boards listed above, she also serves on the executive board of The Manufacturing Institute and is on the board of trustees of Dunwoody College.

KATHLEEN M. MAZZARELLA



Age: 63

Director since:
2015

Board Committees:
Management Development & Compensation and Nominating & Governance (Chair)

Chairman of the Board,
to be effective May 9, 2023

POSITION AND BUSINESS EXPERIENCE

Chairman, President and Chief Executive Officer — Graybar Electric Company, Inc. (distributor of electrical, communications and data networking products and provider of related supply chain management and logistics services) since 2013.

Director of Cigna Corporation since December 2018.

Director of Express Scripts Holding Company from June 2017 until acquisition by Cigna Corporation in December 2018.

Director of Core & Main since January 2019.

QUALIFICATIONS

Kathleen Mazzarella has served as President and Chief Executive Officer of Graybar Electric Company, Inc. since 2012, and as Chairman since 2013. During her more than 40-year tenure at Graybar, Ms. Mazzarella has held numerous executive-level positions in operations, sales, human resources, strategic planning and marketing, including Executive Vice President and Chief Operating Officer, Senior Vice President — Sales and Marketing and Senior Vice President — Human Resources and Strategic Planning.

Ms. Mazzarella has been instrumental in developing and communicating Graybar's commitment to ESG initiatives. Graybar focuses on sustainability in the way it operates and in the innovative solutions it provides to its customers. The company offers energy-saving products, renewable energy solutions and supply chain services that support sustainable construction, renovation and maintenance of infrastructure and facilities. The company also invests in the communities it serves and emphasizes integrity, inclusion and opportunity for all employees.

Ms. Mazzarella brings her deep and valuable experience leading a diverse range of business functions necessary for an employee-driven, customer-focused business, similar to our Company. Through her role as Chief Executive Officer and her service on the board of directors for other public companies, she has developed expertise in evolving social and governance initiatives, which she advances as the Chair of the Nominating and Governance Committee of the Board. In addition to her experience overseeing financial reporting and controls, technology systems and platforms, and other functional and operational areas, she has particular experience in the area of human capital management, including succession planning and diversity, equity and inclusion initiatives. Ms. Mazzarella also brings expertise in labor relations, public policy, operational innovation and strategic planning.

Ms. Mazzarella holds an associate degree in telecommunications engineering, a bachelor's degree in applied behavioral sciences from National Louis University, and a master's degree in business administration from Webster University.

In addition to the public company boards listed above, Ms. Mazzarella also serves on the board of the National Association of Wholesaler-Distributors (NAW) and previously served on the board of the NAW Institute for Distribution Excellence. Ms. Mazzarella previously served as Chairman of the Federal Reserve Bank of St. Louis, and she has experience serving on various organizational and charitable boards, such as Greater St. Louis Inc., United Way of Greater St. Louis and the Saint Louis Club.

SEAN E. MENKE



Age: 54

Director since:
March 2021

Board Committee:
Audit

POSITION AND BUSINESS EXPERIENCE

Chairman and Chief Executive Officer — Sabre Corporation (software and technology solutions provider to the travel industry) since December 2016; also served as President of Sabre Corporation from 2016 to December 2021.

QUALIFICATIONS

As Chief Executive Officer and Chair of the Board of Directors of Sabre Corporation, Sean Menke heads a global network of development, sales, operations and corporate functions. In 2015, Mr. Menke joined Sabre as president of Sabre Travel Network, Sabre's largest line of business. Under Mr. Menke's leadership, Sabre has won major new business opportunities, increased global market share, secured Sabre's position as the leading global distribution system in North America, Latin America and Asia-Pacific, and led innovation to enable sales of more customized fares and ancillary products that help drive the changing travel industry landscape.

Before joining Sabre, Mr. Menke spent more than 20 years in executive leadership roles in the airline industry. He served as Chief Executive Officer at Frontier Airlines and at Pinnacle Airlines, and he held senior level marketing, operations, customer experience, strategy, planning, sales, distribution and revenue management roles, including with Air Canada and Hawaiian Airlines. He also served as Executive Vice President at IHS Inc., a global information technology company.

Mr. Menke is a proven transformation leader, and uses his extensive experience in technology and transportation operations to bring together strategy and data to address complex issues as a member of the Board. His expertise in logistics and commitment to delivering efficient, customer-focused innovation through imaginative technology-led solutions helps advance our strategy to differentiate our services.

As Chief Executive Officer of Sabre and with extensive executive experience in technology-driven companies, Mr. Menke is aware of the importance and challenges of cybersecurity and privacy issues, and he has experience overseeing risk mitigation and implementing systems to protect major corporations. Mr. Menke shares with the Board his experience in the areas of cyber intrusion response planning and remediation.

Mr. Menke holds a bachelor's degree in economics and aviation management from Ohio State University and a master's degree in business administration from the University of Denver.

WILLIAM B. PLUMMER



Age: 64

Director since:
August 2019

Board Committees:
Audit (Chair) and Management Development & Compensation

POSITION AND BUSINESS EXPERIENCE

Retired Executive Vice President and Chief Financial Officer — United Rentals, Inc. (world's largest equipment rental company), served from 2008 to October 2018; also served as Senior Adviser from October 2018 to January 2019.

Director of Global Payments Inc. since 2017.

Director of Mason Industrial Technology, Inc. since February 2021.

Director of Nesco Holdings, Inc. from July 2019 to March 2021.

Director of John Wiley & Sons, Inc. from 2003 to September 2019.

QUALIFICATIONS

William Plummer served as Executive Vice President and Chief Financial Officer for United Rentals, Inc., where he was responsible for the development of the company's finance activities and investor relations, and he co-led its mergers, acquisitions and divestitures strategies. He also led the company's safety function and its data and analytics efforts. Mr. Plummer was instrumental in helping the company execute a strategy focused on improving the profitability of its core equipment rental business through revenue growth, margin expansion, operational efficiencies and acquisitions.

Mr. Plummer brought more than two decades of financial leadership experience when he joined United Rentals, having served in a several executive roles, including as Executive Vice President and Chief Financial Officer of Dow Jones & Company, Inc., where he set policy for its global finance and corporate strategy functions. Prior to Dow Jones, Mr. Plummer was Vice President and Treasurer of Alcoa Inc., where he was responsible for global treasury policy and capital markets transactions. Mr. Plummer also held several executive positions at Mead Corporation, including President of its Gilbert Paper division, Vice President of Corporate Strategy and Planning, and Treasurer.

Mr. Plummer brings extensive accounting, audit, internal control, and risk management experience to the Board and as Chair of the Audit Committee. In particular, he has first-hand experience developing, enhancing and overseeing risk management programs at large public companies, including identification and oversight of risks related to human capital, climate, cybersecurity and information technology. He provides insight based on his broad and substantial background in finance, logistics, operational improvement, mergers and acquisitions and capital markets transactions. He also brings valuable experience executing a customer-focused strategy, driving organic revenue growth and improving free cash flow. Mr. Plummer is deeply engaged in advancing and overseeing results from our Company's diversity, equity and inclusion initiatives.

Mr. Plummer holds bachelor's and master's degrees in aeronautics and astronautics from Massachusetts Institute of Technology and a master's degree in business administration from Stanford University.

John C. Pope



Age: 73

Director since: 1997

Board Committees: Management Development & Compensation and Nominating & Governance

Position and Business Experience

Chief Executive Officer and Chairman of the Board — PFI Group (private investment firm) since 1994.

Lead Director — The Kraft Heinz Company since January 2021; Director of The Kraft Heinz Company, or predecessor companies including Kraft Foods Group, Inc., since 2001.

Director of Talgo S.A. since 2015.

Chairman of the Board — R.R. Donnelley & Sons Company from 2014 to February 2022; Director of R.R. Donnelley & Sons Company, or predecessor companies, from 1996 to February 2022, until its sale to a private investment firm in 2022

Qualifications

Jack Pope serves as Chief Executive Officer and Chairman of the Board of PFI Group, a private investment firm. Mr. Pope served in various executive operational, marketing and financial positions, primarily in the airline industry, for almost 20 years, with his last position being President of United Airlines. Mr. Pope also served over nine years combined in Chief Financial Officer positions at American Airlines and United Airlines.

Mr. Pope has decades of experience serving on the board of directors of multiple major public companies, including through several significant mergers, acquisitions and restructuring transactions.

Through Mr. Pope's prior experience, he has developed extensive expertise and knowledge of management of large public companies with large-scale logistical challenges, labor-intensive operations, high fixed-cost structures and significant capital requirements, similar to our Company. His background, education and board service also provide him with expertise in finance and accounting matters that allow him to contribute complex and valuable insights in the areas of financial reporting and controls, tax, investor relations and in the execution of large transactions, including mergers and acquisitions, capital market offerings and corporate financing arrangements. Mr. Pope shares knowledge of governance and board oversight best practices developed as a member of other boards of directors. Additionally, through his tenure on the Board, Mr. Pope holds a deep understanding of the environmental services industry and our strategy to deliver stockholder value.

Mr. Pope has a master's degree in finance from Harvard Business School and a bachelor's degree in engineering and applied science from Yale University.

Maryrose T. Sylvester



Age: 57

Director since:
March 2021

Board Committee:
Management Development & Compensation

Position and Business Experience

Retired U.S. Managing Director and U.S. Head of Electrification — ABB Ltd. (global technology company focused on electrification, robotics, power and automation), served from August 2019 to August 2020.

Former President and Chief Executive Officer — Current, powered by GE (energy services and information technology subsidiary of General Electric subsequently acquired by private equity investors), served from 2015 to June 2019.

Director of Harley-Davidson, Inc. since 2016.

Director of Vontier Corporation since March 2021.

Director of Flex Ltd. since September 2022.

Qualifications

As U.S. Managing Director and U.S. Head of Electrification for ABB Ltd., Maryrose Sylvester was responsible for ABB's largest geographical market and the implementation of operational innovations. Ms. Sylvester also championed the company's diversity and inclusion efforts and accelerated ABB's Encompass Diversity program.

Prior to joining ABB Ltd., Ms. Sylvester spent more than 30 years at General Electric, where she held a number of leadership roles, including serving as President and Chief Executive Officer of each of GE Lighting, GE Intelligent Platforms, which focused on industrial automation, and GE Current, a digital power service business that delivers integrated energy systems. Ms. Sylvester was instrumental in launching the GE Women's Network.

Ms. Sylvester is a strategic, growth-oriented leader with a focus on the areas of technology, innovation and automation. Through her prior experience, Ms. Sylvester has developed expertise in delivering technology-enabled and energy-efficient sustainable solutions. Ms. Sylvester provides experience and extensive knowledge of product development, marketing, technology and supply chain strategy to the Board. Ms. Sylvester has in-depth expertise in the area of improving energy efficiency in response to climate risk. Ms. Sylvester also shares insight from her prior experience to inform our strategy to improve processes and drive efficiency through automation. Ms. Sylvester is passionate about advancing diversity, equity and inclusion and has expertise developing and driving such initiatives in the workplace. Ms. Sylvester also brings valuable governance experience from her service on the public company boards listed above.

She holds a bachelor's degree in procurement and production management from Bowling Green State University and a master's degree in business administration from Cleveland State University.

FOR ✓ **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF THE NINE DIRECTOR NOMINEES.**

DIRECTOR AND OFFICER STOCK OWNERSHIP

Our Board of Directors has adopted stock ownership guidelines for our non-employee directors based on the recommendation of the MD&C Committee, as described in the Non-Employee Director Compensation discussion. Our executive officers, including Mr. Fish, are also subject to stock ownership guidelines, as described in the Compensation Discussion and Analysis.

The Security Ownership of Management table below shows the number of shares of Common Stock each director and each executive officer named in the Summary Compensation Table beneficially owned as of March 14, 2023, our record date for the Annual Meeting, as well as the number owned by all directors and executive officers as a group. These individuals, both individually and in the aggregate, own less than 1% of our outstanding shares as of the record date.

SECURITY OWNERSHIP OF MANAGEMENT

Name	Shares of Common Stock Owned[1]	Shares of Common Stock Covered by Exercisable Options[2]
Bruce E. Chinn[3]	461	—
Andrés R. Gluski	14,940	—
Victoria M. Holt	20,438	—
Kathleen M. Mazzarella[4]	12,852	—
Sean E. Menke	2,732	—
William B. Plummer[5]	4,957	—
John C. Pope	55,809	—
Maryrose T. Sylvester	2,732	—
Thomas H. Weidemeyer[6]	37,161	—
James C. Fish, Jr.[7]	280,776	105,482
Devina A. Rankin	50,713	47,063
John J. Morris, Jr.	87,591	29,352
Steven R. Batchelor[8]	38,313	53,141
Tara J. Hemmer	41,440	65,292
All directors and currently-serving executive officers as a group (19 persons)[9]	711,977	398,393

(1) The table reports beneficial ownership in accordance with Rule 13d-3 under the Exchange Act. The amounts reported above include 4,151 stock equivalents attributed to Mr. Fish, 2,334 stock equivalents attributed to Mr. Morris and 1,015 stock equivalents attributed to Mr. Batchelor, based on their holdings in the Company's 401(k) Retirement Savings Plan stock fund. The amounts reported above also include 94,844 shares of Common Stock deferred by Mr. Fish. Deferred shares were earned on account of vested equity awards and pay out in shares of Common Stock after the executive's departure from the Company pursuant to the Company's 409A Deferral Savings Plan ("409A Deferral Plan").

Executive officers may choose a Waste Management stock fund as an investment option for deferred cash compensation under the Company's 409A Deferral Plan. Interests in the fund are considered phantom stock because they are equal in value to shares of our Common Stock, but these amounts are not invested in stock or funds. Phantom stock is not included in the table above, but it represents an investment risk based on the performance of our Common Stock. Mr. Morris has 2,534 phantom stock equivalents under the 409A Deferral Plan.

(2) Includes the number of options currently exercisable and options that will become exercisable within 60 days of our record date.

(3) Shares are held by the Chinn Family Trust, for which Mr. Chinn and his wife serve as trustees.

(4) Shares are held by the Mazzarella Living Trust, for which Ms. Mazzarella and her husband serve as trustees.

(5) Of this total, 588 shares are held by TPO Collectibles LLC, an entity wholly-owned and controlled by Mr. Plummer and his wife.

(6) Shares are held by the Thomas H. Weidemeyer and Mary R. Weidemeyer Trust, for which Mr. Weidemeyer and his wife serve as trustees.

(7) Includes 95,577 shares held in trusts for the benefit of Mr. Fish's minor children.

(8) Ownership information for Mr. Batchelor is as of December 31, 2022, which is the date that he retired from the Company and the last date that he verified his ownership of the Company's Common Stock. As of that date, Mr. Batchelor also had 5,295 phantom stock equivalents under the 409A Deferral Plan not included in the table above.

(9) Included in the "All directors and currently-serving executive officers as a group" are 14,677 stock equivalents attributable to the executive officers' collective holdings in the Company's 401(k) Retirement Savings Plan stock fund. This group also holds an aggregate of 7,829 phantom stock equivalents under the 409A Deferral Plan that are not included in the table.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below shows information for persons known to us to beneficially own more than 5% of our Common Stock based on their filings with the SEC through March 14, 2023.

Name and Address	Shares Beneficially Owned	
	Number	Percent[1]
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	37,490,065[2]	9.2%
Melinda French Gates; William H. Gates III 500 Fifth Avenue North Seattle, WA 98109 Bill & Melinda Gates Foundation Trust 2365 Carillon Point Kirkland, WA 98033	35,238,154[3]	8.7%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	30,411,118[4]	7.5%

(1) Percentage is calculated using the number of shares of Common Stock outstanding and entitled to vote as of March 14, 2023.

(2) This information is based on a Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group reports that it has shared voting power over 590,668 shares of Common Stock, shared dispositive power over 1,638,383 shares of Common Stock and sole dispositive power over 35,851,682 shares of Common Stock beneficially owned.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023. Ms. Gates, Mr. Gates and the Bill & Melinda Gates Foundation Trust each report shared voting and dispositive power over 35,234,344 shares of Common Stock beneficially owned. Ms. Gates also reports sole voting and dispositive power of 3,810 additional shares of Common Stock beneficially owned.

(4) This information is based on a Schedule 13G/A filed with the SEC on February 7, 2023. BlackRock, Inc. reports that it has sole voting power over 27,159,741 shares of Common Stock and sole dispositive power over 30,411,118 shares of Common Stock beneficially owned.

EXECUTIVE OFFICERS

The following is a listing of our current executive officers, their ages and their business experience for the past five years (other than Mr. Fish, whose age, experience and qualifications are included in the director nominees section of this Proxy Statement). Unless otherwise specified, all prior positions listed below were with our Company.

Name	Age	Positions Held and Business Experience for Past Five Years
Charles C. Boettcher	49	• Executive Vice President, Corporate Development and Chief Legal Officer since February 2020.
		• Senior Vice President, Corporate Development and Chief Legal Officer from May 2019 to February 2020.
		• Senior Vice President and Chief Legal Officer from 2017 to May 2019.
Rafael E. Carrasco	51	• Senior Vice President — Operations since July 2021.
		• Area Vice President — Greater Mid-Atlantic Area from 2017 to June 2021.
John A. Carroll	50	• Vice President and Chief Accounting Officer since March 2023.
		• Vice President, Internal Audit and Controls from 2018 to March 2023.
Tara J. Hemmer	50	• Senior Vice President and Chief Sustainability Officer since July 2021.
		• Senior Vice President — Operations from January 2019 to June 2021.
		• Senior Vice President — Operations, Safety and Environmental Compliance from January 2018 to December 2018.
John J. Morris, Jr.	53	• Executive Vice President and Chief Operating Officer since January 2019.
		• Senior Vice President — Operations from 2012 to December 2018.
Devina A. Rankin	47	• Executive Vice President and Chief Financial Officer since February 2020.
		• Senior Vice President and Chief Financial Officer from 2017 to February 2020.
Kelly C. Rooney	49	• Senior Vice President and Chief Human Resources and Diversity & Inclusion Officer since February 2023.
		• Senior Vice President and Chief People Officer from August 2022 to February 2023.
		• Vice President — People Solutions from September 2021 to August 2022.
		• Area General Manager from July 2020 to September 2021.
		• Area Director Collection Operations from April 2019 to July 2020.
		• Regional Manager, Advanced Disposal Services, Inc. (a waste and environmental services company acquired by our Company in 2020), from 2015 to April 2019.
Donald J. Smith	56	• Senior Vice President — Operations since January 2023.
		• Area Vice President — Texas & Oklahoma Area from 2012 to December 2022.
Michael J. Watson	53	• Senior Vice President and Chief Customer Officer since October 2018.
		• Area Vice President — Illinois & Missouri Valley Area from 2013 to September 2018.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Company's Compensation Discussion and Analysis provides information about the Company's executive compensation philosophy and the components of its compensation programs. This includes information about how compensation of the Company's named executive officers for the fiscal year ended December 31, 2022 aligned with the Company's 2022 financial goals and performance. The Compensation Discussion and Analysis helps readers better understand the information found in the Summary Compensation Table and other accompanying tables included in this Proxy Statement.

This Compensation Discussion and Analysis focuses on our executive pay program as it relates to the following executive officers during 2022, whom we refer to as the "named executive officers" or "named executives":

- Mr. James C. Fish, Jr. — President and Chief Executive Officer since November 2016.

- Ms. Devina A. Rankin — Executive Vice President and Chief Financial Officer since February 2020.

- Mr. John J. Morris, Jr. — Executive Vice President and Chief Operating Officer since January 2019.

- Mr. Steven R. Batchelor — Senior Vice President — Operations from January 2019 until his retirement from the Company as of December 31, 2022.

- Ms. Tara J. Hemmer — Senior Vice President and Chief Sustainability Officer since July 2021.

For additional information about the currently-serving named executives' background and prior experience with the Company, see "Executive Officers" above.

Executive Summary

The objective of our executive compensation program is to attract, retain, reward and incentivize talented employees who will lead the Company in the successful execution of our strategy. The Company seeks to accomplish this goal by designing a compensation program that is supportive of and aligns with the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking.

We have enabled a people-first, technology-led focus to deliver on our brand promise, ALWAYS WORKING FOR A SUSTAINAIBLE TOMORROW®. Our strategy leverages and sustains the strongest asset network in the industry to drive best in class customer experience and growth. As North America's leading provider of comprehensive waste management environmental services, sustainability and environmental stewardship is embedded in all that we do. As a result, we believe that positive financial results, including the results for the performance measures on which our executives are compensated, are naturally aligned with the successful execution of our goals to put our people first and position them to serve and care for our customers, the environment, the communities in which we work and our stockholders. On the other hand, we believe our Company would not be successful, on financial performance measures or otherwise, without our industry-leading focus on sustainability.

The following key structural elements and policies further the objective of our executive compensation program:

- a substantial majority of executive compensation is linked to Company performance, through annual cash incentive performance criteria and long-term equity-based incentive awards. As a result, our executive compensation program provides for notably higher total compensation in periods of above-target Company performance, as we saw with respect to equity awards with a three-year performance period ended 2022 and the 2022 annual cash incentive award;

- at target, 72% of total compensation of our President and Chief Executive Officer was tied to long-term equity awards, and a majority of total compensation of our other named executives, on average, was tied to long-term equity awards, which aligns executives' interests with those of stockholders;

- our total direct compensation opportunities for named executive officers are targeted to fall in a range around the competitive median;

- performance-based awards include threshold, target and maximum payouts correlating to a range of performance outcomes and are based on a variety of indicators of performance, which limits risk-taking behavior;

- performance stock units with a three-year performance period, as well as stock options that vest over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;

- all of our executive officers are subject to stock ownership guidelines, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;

- the Company has clawback provisions in its equity award agreements and executive officer employment agreements, and has adopted a clawback policy applicable to annual incentive compensation, designed to recoup compensation when cause and/or misconduct are found;

- our executive officer severance policy implemented a limitation on the amount of benefits the Company may provide to its executive officers under severance agreements (the "Severance Limitation Policy"); and

- the Company has adopted a policy that prohibits it from entering into agreements with executive officers that provide for certain death benefits or tax gross-up payments.

2022 Compensation Program Results and Company Performance

During 2022, we continued to advance our strategic priorities — enhancing employee engagement, improving our operations through the use of technology and automation, and investing in sustainable growth through our recycling and renewable energy businesses. This strategic focus, combined with strong operational execution resulted in increased revenue, income from operations and income from operations margin driven primarily by both yield and volume growth in our collection and disposal business. We were able to achieve these results despite high inflationary cost pressures and the significant downturn in commodity prices for recyclable materials in the second half of the year. During 2022, we also remained diligent in offering a competitively profitable service that meets the needs of our customers and focused on driving operating efficiencies and reducing discretionary spend. We continued to invest in our people through market wage adjustments, investments in our digital platform and training for our team members, and we continued to invest in recycling automation to reduce costs and increase throughput, positioning us to overcome commodity price headwinds and deliver a differentiated service. We also continued to make investments in automation and optimization to enhance our operational efficiency and improve labor productivity for all lines of business. The Company allocated $2.577 billion of available cash to our shareholders during 2022 through dividends and Common Stock repurchases.

During 2022, the Company allocated $2.587 billion of available cash to capital expenditures. This increase in capital spending was driven in large part by our intentional acceleration of investments in our recycling and renewable energy businesses. In December 2021, our Board approved $561 million of incremental 2022 capital expenditures to advance our sustainability growth strategy. The Company has since announced continued expansion of its planned investments in recycling and renewable energy growth projects in 2023.

Following is a summary of the 2022 compensation program results:

Total Shareholder Return

With respect to the half of the performance share units ("PSUs") granted in 2020 with a three-year performance period ended December 31, 2022 that was subject to total shareholder return relative to the S&P 500 ("TSR PSUs"), the performance of the Company's Common Stock on this measure translated into a percentile rank relative to the S&P 500 of 75.84%, resulting in a maximum 200% payout on these PSUs in shares of Common Stock. This performance directly benefited our stockholders, delivering total shareholder return of 52.14% over the three-year performance period.

Cash Flow Generation

The Company generated net cash flow from operating activities, less capital expenditures, for purposes of the performance goal associated with the other half of our PSUs ("Cash Flow PSUs") granted in 2020, of $7.24 billion, exceeding the target performance level of $6.927 billion for the three-year performance period ended December 31, 2022. These results exclude the impact of $561 million of incremental sustainability growth investments in 2022 discussed above, as such capital expenditures were not contemplated at the time this performance measure was established but were subsequently approved by our Board in furtherance of the Company's strategy. This performance resulted in a 150.21% payout on these PSUs in shares of Common Stock. The robust cash flow generation of our business over the three-year performance period has allowed the Company to fulfill its priorities of investing in the business, funding acquisitions with strong returns, and returning available cash to shareholders through dividend growth and Common Stock repurchases.

Annual Cash Incentive Performance Measures

Company performance on annual cash incentive performance measures for named executive officers is set forth below. Additional information about the definition and calculation of these performance measures is below under "Named Executives' 2022 Compensation Program and Results — Annual Cash Incentive." Due to these results, each of the named executives received an annual cash incentive payment for 2022 equal to 172.18% of target.

> ***Operating EBITDA*** (generally defined as the Company's income from operations, excluding depreciation, depletion and amortization, "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net" reported in our Annual Report on Form 10-K; Operating EBITDA presented in this proxy statement is a non-GAAP measure and is defined differently than Operating EBITDA reported in the Company's quarterly earnings press release) — *$5.475 billion, yielding a payout of 171.72%*

> ***Income from Operations Margin*** (generally defined as income from operations as a percentage of revenue) — *18.2%, yielding a payout of 145.27%*

> ***Internal Revenue Growth*** (defined as internal revenue growth from yield, plus internal revenue growth from volume, at the consolidated level for the traditional solid waste business) — *8.5%, yielding a payout of 200%.*

In 2022, each of the executive compensation incentive awards continued to demonstrate strong alignment between executive pay and Company performance. The payouts on the PSUs granted in 2020 correlate with outstanding cash flow generation and total shareholder return over the three-year performance period. Additionally, the above-target results on our Operating EBITDA and Income from Operations Margin annual cash incentive performance measures, and above-maximum results on our Internal Revenue Growth annual cash incentive performance measure, are reflective of another year of strong business growth and overall financial performance. The Company's results on each of the performance measures evidence that our executives continue to take the right actions to deliver on operational, strategic and financial priorities in the face of broader macroeconomic pressures, including inflation, supply chain disruption, labor market constraints, rising interest rates and commodity price volatility. Management continues to successfully develop and advance strategic initiatives to grow our business while driving efficiencies. As a result, both stockholders and executives were rewarded by above-target results on all five of the Company's executive compensation financial performance measures in 2022.

Synergy Generation

The Company completed its acquisition of Advanced Disposal Services, Inc. ("ADS") in October 2020. In February 2021, the MD&C Committee discussed making a future supplemental award of restricted stock units ("RSUs") to executive officers, not including Mr. Fish, in connection with achievement of targeted ADS acquisition synergies. An incentive award plan was not created and award grants were not made at that time, but the MD&C Committee indicated its willingness to consider granting RSUs to the named executives in specified values at the February 2022 MD&C Committee meeting if the Company were to achieve certain synergy goals. In February 2022, the MD&C Committee confirmed that the Company exceeded $175 million in forecasted annual cost and capital synergies from the ADS acquisition. The MD&C Committee then approved the grants of RSUs to our named executives, not including Mr. Fish, in recognition of leadership and contributions critical to the acquisition of ADS and the subsequent integration and synergy generation (the "ADS Synergy Awards").


2022 Actual Performance and Compensation Payouts
Annual Cash Incentive
Long-Term Performance Share Units
Maximum
Target
Threshold
$5.475B Actual
$5.332B Target
(50% weight)
171.72%
Operating EBITDA
18.2% Actual
17.5% Target
(25% weight)
145.27%
Income from Operations Margin
8.5% Actual
5.0% Target
(25% weight)
200%
Internal Revenue Growth
Combined Results
172.18%
Annual Cash Incentive Award Payout
75.84th Percentile Actual
50th Percentile Target
(50% weight)
200%
Relative TSR (S&P 500)
$7.24B Actual
$6.927B Target
(50% weight)
150.21%
Cash Flow Generation
Combined Results
175.11%
PSU Award Payout

Consideration of Stockholder Advisory Vote

When establishing 2022 compensation for the named executives, the MD&C Committee noted the results of the 2021 advisory stockholder vote on executive compensation, with more than 92% of shares present and entitled to vote at the annual meeting voting in favor of the Company's executive compensation. Accordingly, the results of the stockholder advisory vote did not cause the MD&C Committee to make any changes to executive compensation practices for 2022, although the MD&C Committee does consider feedback received by the Company through stockholder engagement.

2023 Compensation Program Preview

The MD&C Committee continually reviews our compensation program to ensure it is clearly aligned with the business strategy and best supports the accomplishment of our goals. The MD&C Committee also believes that consistency in program design reinforces its efforts to maintain a compensation program that is straightforward, easy to communicate and readily translates into actionable goals. The MD&C Committee's choice of long-term performance measures and respective weighting has been consistent since 2016, and the MD&C Committee is pleased with the financial results and stockholder value that has been generated. Accordingly, the MD&C Committee has approved keeping the 2023 long-term incentive program design for stock options and PSUs consistent with prior years.

With respect to the Cash Flow PSUs granted in 2021 with a performance period ended December 31, 2023, as well as the Cash Flow PSUs granted in 2022 with a performance period ended December 31, 2024, the MD&C Committee has considered the impact of the Company's strategy to accelerate investments in recycling and renewable energy growth projects on the cash flow generation performance measure. Consistent with calculation of the performance results for the Cash Flow PSUs granted in 2020, discussed above, the MD&C Committee anticipates that it will be appropriate to exclude the impact of such incremental strategic capital investments that were approved by the Board after the applicable cash flow generation performance measures were established for the Cash Flow PSUs granted in 2021 and 2022. The MD&C Committee also anticipates a corresponding exclusion of the benefits resulting from such incremental strategic capital expenditures that were not anticipated when the performance measures were established. The MD&C Committee believes that these exclusions are supportive of positive actions by management to advance sustainable growth.

The MD&C Committee has approved an annual cash incentive program for 2023 with the same performance measures and weighting as the 2022 annual cash incentive program; however, the MD&C Committee has also incorporated an ESG modifier into this program. Annual cash incentive payouts to executive officers for 2023 may be increased, or decreased,

up to five percent depending on achievement calculated using an ESG scorecard. The ESG scorecard contains four quantifiable performance measures; one each in the areas of safety; diversity, equity & inclusion; circularity and climate. The MD&C Committee believes that these performance measures align with the Company's commitments and values, sustainability growth strategy and 2030 goals presented in the Company's 2022 Sustainability Report.

Our Compensation Philosophy for Named Executive Officers

The Company's compensation philosophy is designed to:

- Attract and retain exceptional employees through competitive compensation opportunities;

- Encourage and reward performance through substantial at-risk performance-based compensation, while discouraging excessive risk-taking behavior; and

- Align our decision makers' long-term interests with those of our stockholders through emphasis on equity ownership.

Additionally, our compensation philosophy is intended to encourage executives to embrace the Company's strategy and to lead the Company in setting aspirations that will continue to drive exemplary performance.

With respect to our named executive officers, the MD&C Committee believes that total direct compensation at target should generally be in a range around the competitive median according to the following:

- Base salaries should be paid within a range of plus or minus 10% around the competitive median, with attention given to individual circumstances, including strategic importance of the named executive's role, the executive's experience and individual performance;

- Target short-term and long-term incentive opportunities should generally be set at the competitive median; and

- Total direct compensation opportunities should generally be within a range of plus or minus 20% around the competitive median.

Overview of Elements of Our 2022 Executive Compensation Program

Timing	Component	Purpose	Key Features
Current	Base Salary	To attract and retain executives with a competitive level of regular income	Adjustments to base salary primarily consider competitive market data and the executive's individual performance and responsibilities.
Short-Term Performance Incentive	Annual Cash Incentive	To encourage and reward contributions to our annual financial objectives through performance-based compensation subject to challenging, yet attainable, objective and transparent metrics	Cash incentives are targeted at a percentage of base salary and range from zero to 200% of target based on the following performance measures: • Operating EBITDA — designed to encourage balanced growth and profitability and assess the financial outcome from execution of strategic priorities (weighted 50%); • Income from Operations Margin — designed to motivate pursuit of high margin revenue growth while also controlling costs and operating efficiently (weighted 25%); and • Internal Revenue Growth — targeted at executing on pricing strategy and appropriate volume growth aligned with strategic growth goals (weighted 25%). The MD&C Committee has discretion to increase or decrease an individual's payment by up to 25% based on individual performance, but such modifier has never been used to increase a payment to a named executive.
Long-Term Performance Incentives	Performance Share Units	To encourage and reward building long-term stockholder value through successful strategy execution; To retain executives; and To increase stockholder alignment through executives' stock ownership	Number of shares delivered range from zero to 200% of the initial target grant based on performance over a three-year performance period. Payout on half of each executive's PSUs granted in 2022 is dependent on cash flow generation, defined as net cash flow provided by operating activities, less capital expenditures, with certain exclusions, which continues our focus on capital discipline, while also aligning the Company with stockholders' free cash flow expectations. We refer to these as Cash Flow PSUs. Payout on the remaining half of the PSUs granted in 2022 is dependent on total shareholder return relative to other companies in the S&P 500 over the three-year performance period. We refer to these as TSR PSUs. PSUs earn dividend equivalents that are paid at the end of the performance period based on the number of shares earned. Recipients can defer the receipt of shares, in which case such shares of Common Stock will be paid out, without interest, at the end of the deferral period.
	Stock Options	To support the growth element of the Company's strategy and encourage and reward stock price appreciation over the long-term; To retain executives; and To increase stockholder alignment through executives' stock ownership	Stock options granted in 2022 vest ratably in three annual increments, beginning on the first anniversary of the date of grant. Exercise price is the average of the high and low market price of our Common Stock on the date of grant. Stock options have a term of ten years.
	Restricted Stock Units	Used on a limited basis (e.g. promotion, new hire, special recognition) to make awards that encourage and reward long-term performance and increase alignment with stockholders	RSUs are not routinely an element of executive compensation, but grants are made in certain circumstances, including in recognition of significant promotions and contributions, such as in the case of the ADS Synergy Awards. RSUs typically vest in full three years after the date of grant. Time-based vesting aids retention. Dividend equivalents on RSUs accrue and are paid in cash upon vesting.

Deferral Plan. Each of our named executive officers is eligible to participate in our 409A Deferral Plan and may elect to defer receipt of portions of their base salary and cash incentives in excess of the annual compensation threshold established under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "IRC"). We believe that providing a program that allows and encourages planning for retirement is a key factor in our ability to attract and retain talent. Additional details on the 409A Deferral Plan can be found in the Nonqualified Deferred Compensation in 2022 table and accompanying disclosure.

Perquisites. The Company provides very limited perquisites or personal benefits to executive officers, including cost to the Company for guest participation in corporate events, cost for certain event tickets and use of Company aircraft for personal travel. The MD&C Committee permits our President and Chief Executive Officer to use the Company's aircraft for business and personal travel; provided, however, that personal use of the Company aircraft attributed to him that results in incremental cost to the Company shall not exceed 90 hours during any calendar year without approval from the Chairman of the MD&C Committee. In 2022, our President and Chief Executive Officer had 25 hours of personal use of Company aircraft under this standard. Personal use of the Company's aircraft by other employees resulting in incremental cost to the Company is permitted with Chief Executive Officer approval, although this does not occur frequently. The value of our named executives' personal use of the Company's aircraft is treated as taxable income to the respective executive in accordance with IRS regulations using the Standard Industry Fare Level formula. This is a different amount than we calculate pursuant to the SEC requirement to report the incremental cost to us of their use. See note (4) to the Summary Compensation Table below for additional information about this calculation.

Post-Employment and Change in Control Compensation. The Company provides severance protections that aid in retention of senior leadership by providing the individual with comfort that he or she will be treated fairly in the event of an involuntary termination not for cause. The change in control provisions included in our Executive Severance Protection Plan, our stock option award documentation and, if applicable, employment agreements require a double trigger in order to receive any payment in the event of a change in control situation. Additional details can be found under "— Post Employment and Change in Control Compensation; Clawback Policies" and "Potential Payments Upon Termination or Change in Control."

How Named Executive Officer Compensation Decisions are Made

The MD&C Committee meets several times each year to perform its responsibilities as delegated by the Board of Directors and as set forth in the MD&C Committee's charter. These responsibilities include evaluating and approving the Company's compensation philosophy, policies, plans and programs for our named executive officers. In the performance of its duties, the MD&C Committee regularly reviews the total compensation, including the base salary, target annual cash incentive award opportunities, long-term incentive award opportunities and other benefits, including potential severance payments for each of our named executive officers. At a regularly scheduled meeting each year, the MD&C Committee reviews our named executives' total compensation and compares that compensation to the competitive market, as discussed below. In the first quarter of each year, the MD&C Committee meets to determine salary increases, if any, for the named executive officers; verifies the results of the Company's performance for annual cash incentive and performance share unit calculations; reviews the individual annual cash incentive targets for the current year as a percent of base salary for each of the named executive officers; and makes decisions on granting long-term equity awards.

Compensation Consultant. The MD&C Committee uses several resources in its analysis of the appropriate compensation for the named executive officers. The MD&C Committee selects and employs an independent consultant to provide advice relating to market and general compensation trends. The MD&C Committee also uses the services of its independent consultant for data gathering and analyses. The MD&C Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent consultant since 2002. The Company makes regular payments to FW Cook for its services around executive compensation, including meeting preparation and attendance, advice, and best practice information, as well as competitive data. Information about such payments is submitted to the Chairman of the MD&C Committee.

In addition to services related to executive compensation, FW Cook also provides the MD&C Committee information and advice with respect to compensation of the non-employee directors. FW Cook has no other business relationships with the Company and receives no other payments from the Company. The MD&C Committee adopted a charter provision requiring that it consider the independence of any compensation consultants it uses for executive compensation matters. The MD&C Committee has considered the independence of FW Cook in light of SEC rules and New York Stock Exchange listing standards. In connection with this process, the MD&C Committee has reviewed, among other items, a letter from

FW Cook addressing the independence of FW Cook and the members of the consulting team serving the MD&C Committee, including the following factors: (a) other services provided to us by FW Cook; (b) fees paid by us as a percentage of FW Cook's total revenue; (c) policies or procedures of FW Cook that are designed to prevent conflicts of interest; (d) any business or personal relationships between the senior advisor of the consulting team with a member of the MD&C Committee; (e) any Company stock owned by the senior advisor or any member of his immediate family and (f) any business or personal relationships between our executive officers and the senior advisor. The MD&C Committee reviewed these considerations and concluded that the work performed by FW Cook and its senior advisor involved in the engagement did not raise any conflict of interest.

Role of our CEO and our Human Resources Organization. Our President and Chief Executive Officer contributes to compensation determinations by assessing the performance of the other named executive officers and providing these assessments with recommendations to the MD&C Committee. Personnel within the Company's Human Resources organization assist the MD&C Committee by working with the independent consultant to provide information requested by the MD&C Committee and assisting it in designing and administering the Company's compensation programs.

Peer Company Comparisons. The MD&C Committee uses compensation information of comparison groups of companies to gauge the competitive market, which is relevant for attracting and retaining key talent and for ensuring that the Company's compensation practices are aligned with prevalent practices. For purposes of establishing the 2022 executive compensation program, the MD&C Committee considered a competitive analysis of total direct compensation levels and compensation mix for our executive officers during the second half of 2021, using information from:

- Size-adjusted median compensation data from two general industry surveys in which management annually participates; the Aon Hewitt 2020 Total Compensation Measurement Survey (as the 2021 Aon Radford Global Compensation Executive Data was not yet available) and the Willis Towers Watson 2021 Executive Compensation Database Survey. The 2020 Aon Hewitt Total Compensation Measurement Survey included 412 organizations ranging in size from approximately $30 million to $525 billion in annual revenue, and the 2021 Willis Towers Watson Executive Compensation Database Survey included 717 organizations ranging in size from approximately $50 million to $570 billion in annual revenue. Data selected from these surveys is scoped based on Company revenue; and

- Median compensation data from a comparison group of 20 publicly traded U.S. companies, described below.

The comparison group of companies is initially recommended by the independent consultant prior to the data gathering process, with input from management and the MD&C Committee. The composition of the group is evaluated, and a final comparison group of companies is approved by the MD&C Committee each year. The selection process for the comparison group begins with all companies in the Standard & Poor's North American database that are publicly traded U.S. companies in 15 different Global Industry Classifications. These industry classifications are meant to provide a collection of companies in industries that share similar characteristics with us. The companies are then limited to those with at least $5 billion in annual revenue to ensure appropriate comparisons, and further narrowed by choosing those with asset intensive domestic operations, as well as those focusing on transportation and logistics. Companies with these characteristics are chosen because the MD&C Committee believes that it is appropriate to compare our executives' compensation with executives that have similar responsibilities and challenges at other companies.

The following chart sets forth various size comparisons to companies in the comparison group; this table is provided to evidence that the Company was appropriately positioned within its peer group for purposes of establishing 2022 compensation during 2021. All financial and market data are taken from Standard & Poor's Capital IQ, with financial data as of each company's 2020 fiscal year end and market capitalization as of December 31, 2020.



Peer Company Comparison Group

20 Company Comparison Group

American Electric Power	Halliburton	Southwest Airlines
Avis Budget	NextEra Energy	Sysco
C.H. Robison WW	Norfolk Southern	Union Pacific
CSX	Republic Services	UPS
Entergy	Ryder System	Waste Connections
FedEx	Schlumberger	XPO Logistics
Grainger (WW)	Southern	

For purposes of each of the named executives, the general industry data and the comparison group data are blended when composing the competitive analysis, when possible, such that the combined general industry data and the comparison group are each weighted 50%. For competitive comparisons, the MD&C Committee has determined that total direct compensation packages for our named executive officers within a range of plus or minus 20% of the median total compensation of the competitive analysis is appropriate. In making these determinations, total direct compensation consists of base salary, target annual cash incentive, and the annualized grant date fair value of long-term equity incentive awards, not including the non-recurring ADS Synergy Awards.

Allocation of Compensation Elements and Tally Sheets. The MD&C Committee considers the forms in which total compensation will be paid to executive officers and seeks to achieve an appropriate balance between base salary, annual cash incentive compensation and long-term incentive compensation. The MD&C Committee determines the size of each element based primarily on comparison group data and individual and Company performance. The percentage of compensation that is contingent on achievement of performance criteria typically increases in correlation to an executive officer's responsibilities within the Company, with performance-based incentive compensation making up a greater percentage of total compensation for our most senior executive officers. Additionally, as an executive becomes more senior, a greater percentage of the executive's compensation shifts away from short-term to long-term incentive awards.

The MD&C Committee uses tally sheets to review the compensation of our named executive officers, which show the cumulative impact of all elements of compensation. These tally sheets include detailed information and dollar amounts for each component of compensation, the value of all equity held by each named executive, and the value of welfare and retirement benefits and severance payments. Tally sheets provide the MD&C Committee with the relevant information necessary to determine whether the balance between short-term and long-term compensation, as well as fixed and variable compensation, is consistent with the overall compensation philosophy of the Company. This information is also useful in the MD&C Committee's analysis of whether total direct compensation provides a compensation package that is appropriate and competitive. Tally sheets are provided annually to the full Board of Directors.

The following charts display the allocation of total 2022 target compensation among base salary, annual cash incentive and annual long-term equity awards for (a) our President and Chief Executive Officer and (b) our other named executives, on average (including and excluding the non-recurring ADS Synergy Awards). These charts reflect the MD&C Committee's 2022 ordinary course desired total mix of target compensation for named executives, other than our President and CEO, which includes approximately 60% of total compensation derived from long-term equity awards, while long-term equity awards comprised 72% of our President and Chief Executive Officer's total target compensation. These charts also reflect

that approximately 89% of our President and Chief Executive Officer's total target compensation opportunities awarded in 2022 were performance-based. Approximately 84% of the total target compensation established in February 2022 for the other named executives, on average, was comprised of annual cash incentive and long-term equity awards, all of which are performance-based with the exception of the ADS Synergy Awards, which were granted in recognition of prior performance, but are not subject to future performance measures. We consider stock options granted under our long-term incentive plan to be performance-based because their value will increase as the market value of our Common Stock increases.



President and CEO
11%
Base Salary
17%
Annual
Cash
Incentive
72%
Long-Term
Equity Awards

Other Named Executives, on Average, excluding ADS Synergy Awards
20%
Base Salary
20%
Annual
Cash
Incentive
60%
Long-Term
Equity Awards

Other Named Executives, on Average, including ADS Synergy Awards
16%
Base Salary
15%
Annual
Cash
Incentive
69%
Long-Term
Equity Awards

Internal Pay Equity. The MD&C Committee considers the differentials between compensation of the named executive officers. The MD&C Committee also reviews compensation comparisons between our President and Chief Executive Officer and the other executive officers, while recognizing the additional responsibilities of our President and Chief Executive Officer and that such differentials will increase in periods of above-target performance and decrease in times of below-target performance. Based on these considerations, the MD&C Committee concluded that the compensation paid to our President and Chief Executive Officer is reasonable compared to that of the other executive officers.

Tax and Accounting Matters. Following the revision of Section 162(m) of the IRC in 2017, the Company generally may no longer take a deduction for any compensation paid to any of its named executive officers in excess of $1 million. Section 409A of the IRC ("Code Section 409A") generally provides that any deferred compensation arrangement that does not meet specific requirements will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In general, to avoid a Code Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a specified time or fixed schedule, a change in control or an unforeseen emergency. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services. We intend to structure all of our compensation arrangements, including our 409A Deferral Plan, in a manner that complies with or is exempt from Code Section 409A.

We account for equity-based payments, including stock options, PSUs and RSUs, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation ("ASC Topic 718"). The MD&C Committee takes into consideration the accounting treatment under ASC Topic 718 when determining the form and amount of annual long-term equity incentive awards. However, because our long-term equity incentive awards are based on a target dollar value established prior to grant (described in further detail under "Named Executives' 2022 Compensation Program and Results — Long-Term Equity Incentives"), this "value" will differ from the grant date fair value of awards calculated pursuant to ASC Topic 718 and reported in the Summary Compensation Table.

Risk Assessment. The MD&C Committee uses the structural elements set forth in the Executive Summary earlier to establish compensation that will provide sufficient incentives for named executive officers to drive results while avoiding unnecessary or excessive risk taking that could harm the long-term value of the Company. During 2022, the MD&C Committee reviewed the Company's compensation policies and practices and the assessment and analysis of related risk conducted by the independent compensation consultant. Based on this review and analysis, the MD&C Committee and the independent compensation consultant concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Policy on Calculation Adjustments. In 2014, the MD&C Committee adopted a policy on calculation adjustments that affect payouts under annual and long-term incentive awards in order to address the potentially distorting effect of certain items. Such adjustments are intended to align award payments with the underlying performance of the business; avoid volatile, artificial inflation or deflation of awards due to unusual items in either the award year or the previous comparator

year; and eliminate counterproductive incentives to pursue short-term gains and protect current incentive opportunities. To ensure the integrity of the adjustments, the policy provides that the MD&C Committee's approach to adjustments shall generally be consistent with the Company's approach to reporting adjusted non-GAAP earnings to the investment community, except that the MD&C Committee has determined that potential adjustments arising from a single transaction or event generally should be disregarded unless, taken together, they change the calculated award payout by at least five percent. For this reason, actual results reported in this Proxy Statement on financial performance measures may differ from earnings results reported to the investment community. The MD&C Committee retains discretion to evaluate all adjustments, both income and expense, as circumstances warrant; however, the MD&C Committee has agreed that it will not have the ability to use negative discretion with respect to the calculation of cash flow for purposes of the Cash Flow PSUs, in order to avoid variable accounting treatment for those awards.

Named Executives' 2022 Compensation Program and Results

Base Salary

The MD&C Committee approved increases to the 2022 base salaries of named executive officers, consistent with our compensation philosophy and driven by competitive market data, internal pay equity considerations and individual performance relative to the executive's responsibilities and contributions. The table below shows the 2022 annual base salary established by the MD&C Committee for each of our named executive officers.

Named Executive Officer	2022 Base Salary
Mr. Fish	$1,350,000
Ms. Rankin	$ 738,100
Mr. Morris	$ 753,800
Mr. Batchelor	$ 643,000
Ms. Hemmer	$ 643,000

Annual Cash Incentive

- *Annual cash incentives were dependent on the following performance measures: Operating EBITDA; Income from Operations Margin and Internal Revenue Growth.*

- *Blended results on the performance measures resulted in each of the named executives receiving an annual cash incentive payment for 2022 equal to 172.18% of target.*

The MD&C Committee develops financial performance measures for annual cash incentive awards to drive improvements in business operations, as well as support and fund the long-term strategy of the Company. The MD&C Committee has found that the Operating EBITDA measure encourages balanced focus on growth and profitability. Our Income from Operations Margin performance measure encourages responsible, high margin revenue growth and cost management and reduction. The Internal Revenue Growth performance measure supports the Company's strategic growth and creation of shareholder value. The MD&C Committee believes these financial performance measures supported and aligned with the strategy of the Company in 2022, are reflective of the Company's overall performance, and are appropriate indicators of our progress toward the Company's goals. See "2022 Compensation Program Results and Company Performance" in the Executive Summary above for further discussion and definitions of the annual cash incentive performance measures.

When setting threshold, target and maximum performance measure levels each year, the MD&C Committee looks to the Company's historical results of operations and analyses and forecasts for the coming year. Specifically, the MD&C Committee considers pricing and volume trends, operational factors, and macroeconomic conditions, such as the recent inflationary cost pressures. Additionally, when setting the 2022 performance levels, the MD&C Committee defined the 2022 annual cash incentive awards to exclude the impacts of our recycling brokerage business. While the relatively small and traditionally lower-margin recycling brokerage business is additive to our overall customer value proposition, it can have a distorting effect on results, due in part to commodity price volatility. The table below details the performance measures set by the MD&C Committee for purposes of the named executive officers' annual cash incentive for 2022.

	Threshold Performance (60% Payment)	Target Performance (100% Payment)	Maximum Performance (200% Payment)
Operating EBITDA	$5.132 billion	$5.332 billion	$5.532 billion
Income from Operations Margin	16.0%	17.5%	19.0%
Internal Revenue Growth	3.0%	5.0%	7.0%

The following table sets forth the Company's performance achieved on each of the annual cash incentive performance measures and the payout earned on account of such performance.

Operating EBITDA (weighted 50%)		Income from Operations Margin (weighted 25%)		Internal Revenue Growth (weighted 25%)		Total Payout Earned (as a percentage of Target)
Actual	Payout Earned	Actual	Payout Earned	Actual	Payout Earned	
$5.475 billion	171.72%	18.2%	145.27%	8.5%	200%	172.18%

As discussed above, the MD&C Committee has discretion to adjust the performance calculations in line with its policy on calculation adjustments. The MD&C Committee did not make any adjustments to the calculation of 2022 annual cash incentive performance results.

Target annual cash incentives are a specified percentage of the executives' base salary. The following table shows each named executive's target percentage of base salary for 2022 and annual cash incentive for 2022 paid in March 2023.

Named Executive Officer	Target Percentage of Base Salary	Annual Cash Incentive For 2022[1]
Mr. Fish	150	$3,459,049
Ms. Rankin	100	$1,258,404
Mr. Morris[2]	108	$1,391,871
Mr. Batchelor	90	$ 978,476
Ms. Hemmer	90	$ 978,476

(1) Calculations of annual cash incentive payouts, as a percentage of base salary, were made using the named executive's actual base salary received in 2022. Such amounts are lower than if calculated using the 2022 base salaries in the table above due to the timing of when base salary increases take effect.

(2) In February 2022, the target percentage of base salary for Mr. Morris was increased from 100% to 110%, yielding a 108% target percentage of base salary for the full year of 2022.

Long-Term Equity Incentives

Our equity awards are designed to hold individuals accountable for long-term decisions by rewarding the success of those decisions. The MD&C Committee continuously evaluates the components of its programs. In determining which forms of equity compensation are appropriate, the MD&C Committee considers whether the awards granted are achieving their purpose; the competitive market; and accounting, tax or other regulatory issues, among others. In determining the appropriate awards for the named executives' 2022 annual long-term incentive award, the MD&C Committee decided to grant both PSUs comprising 80% of each named executive's award and stock options comprising 20% of each named executive's award, consistent with prior years, not including the non-recurring ADS Synergy Awards that are discussed below under "Restricted Stock Units." Half of each named executives' PSUs granted in 2022 are Cash Flow PSUs and the remaining half are TSR PSUs. Meanwhile, stock options encourage focus on increasing the market value of our stock. Before determining the actual number of PSUs and stock options that were granted to each of the named executives in 2022, the MD&C Committee established a target dollar amount for each named executive's annual total long-term equity incentive award. The values chosen were based primarily on the comparison information for the competitive market and consideration of the named executives' responsibility for meeting the Company's strategic objectives. Target dollar amounts for equity incentive awards will vary from grant date fair values calculated for accounting purposes.

Named Executive Officer	Dollar Values of 2022 Long-Term Equity Incentives Set by the Committee (at Target)[1]
Mr. Fish	$8,750,000
Ms. Rankin	$2,200,000
Mr. Morris	$2,600,000
Mr. Batchelor	$1,700,000
Ms. Hemmer	$1,700,000

(1)   Amount does not include the ADS Synergy Awards discussed below under "Restricted Stock Units".

Overview of Performance Share Units.

- *Named executives were granted new PSUs with a three-year performance period ending December 31, 2024. Half of each named executive's PSUs granted in 2022 are Cash Flow PSUs and the remaining half are TSR PSUs.*

- *Named executives received a payout of 175.11% of the PSUs granted in 2020 with a three-year performance period ended December 31, 2022. The Company exceeded the target level of performance for the Cash Flow PSUs, and the Company exceeded the maximum level of performance for the TSR PSUs.*

PSUs Granted in 2022.   Performance share units are granted to our named executive officers annually to align compensation with the achievement of our long-term financial goals and to increase stockholder alignment through stock ownership. PSUs provide an immediate retention benefit to the Company because there is unvested potential value at the date of grant. The number of PSUs granted to our named executive officers corresponds to an equal number of shares of Common Stock. At the end of the three-year performance period for each grant, the Company will deliver a number of shares ranging from 0% to 200% of the initial number of PSUs granted, depending on the Company's three-year performance against pre-established targets.

The MD&C Committee determined the number of PSUs that were granted to each of the named executives in 2022 by taking the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplying by 80%. Those values were then divided by the average of the high and low market price of our Common Stock over the 30 trading days preceding the grant date to determine the number of PSUs granted. The number of PSUs granted in 2022 are shown in the table below.

Named Executive Officer	Number of PSUs
Mr. Fish	47,620
Ms. Rankin	11,972
Mr. Morris	14,150
Mr. Batchelor	9,252
Ms. Hemmer	9,252

Half of each named executive's PSUs included in the table above are Cash Flow PSUs; the cash flow generation performance measure requires focus on capital discipline and strengthens alignment with stockholders' free cash flow expectations. For purposes of these PSUs, we define cash flow as net cash provided by operating activities, less capital expenditures, with the following adjustments: (a) costs associated with labor disruptions and multiemployer plan withdrawal liabilities are excluded due to being required as a result of past labor commitments combined with changing economic conditions and business climate; (b) strategic acquisition, restructuring, and transformation and reorganization costs are excluded; (c) cash proceeds from strategic divestitures of assets and businesses are excluded; and (d) cash proceeds from divestitures of any other businesses and assets are included (the "Cash Flow PSU Definition"). The table below shows the required achievement of the cash flow generation performance measure and the corresponding potential payouts under our Cash Flow PSUs granted in 2022.

	Threshold		Target		Maximum	
	Performance	Payout	Performance	Payout	Performance	Payout
Cash Flow	$6.034 billion	50%	$6.634 billion	100%	$7.234 billion	200%

The remaining half of each named executive's PSUs are TSR PSUs. This measure directly correlates executive compensation with creation of stockholder value. Total shareholder return is calculated as follows: (Common Stock price at end of performance period — Common Stock price at beginning of performance period + dividends during performance period) / Common Stock price at beginning of performance period. The table below shows the required achievement of the total shareholder return performance measure and the corresponding potential payouts under our TSR PSUs granted in 2022.

Total Shareholder Return Relative to the S&P 500	
Performance	Payout
75th percentile (Maximum)	200%
50th percentile (Target)	100%
25th percentile (Threshold)	50%

The different performance measure levels are determined based on an analysis of historical performance and current projections and trends. The MD&C Committee uses this analysis and consideration of different scenarios related to items that affect the Company's performance such as yield, volumes and capital to set the performance measures. As with the consideration of targets for the annual cash incentives, when the MD&C Committee established the cash flow targets, the MD&C Committee carefully considered several material factors anticipated to affect the Company in 2022 and beyond, including macroeconomic and market conditions and economic indicators for future periods, to align the cash flow targets with the Company's long-range strategic plan. The 2022 cash flow targets are also reflective of planned increases in capital spending that were announced in the first quarter of 2022 to accelerate our sustainability growth strategy.

Payout on PSUs for the Performance Period Ended December 31, 2022. Half of the PSUs granted in 2020 with the performance period ended December 31, 2022 were TSR PSUs, and the remaining half of the PSUs granted in 2020 were Cash Flow PSUs. With respect to the TSR PSUs with a three-year performance period ended December 31, 2022, the performance of the Company's Common Stock on this measure translated into a percentile rank relative to the S&P 500 of 75.84%, resulting in a maximum 200% payout in shares of Common Stock that were issued in February 2023.

For purposes of the Cash Flow PSUs with a three-year performance period ended December 31, 2022, the Company generated net cash flow from operating activities, less capital expenditures, of $7.24 billion, exceeding the target criteria of $6.927 billion; this performance level yielded a 150.21% payout in shares of Common Stock that were issued in February 2023. This performance was calculated in accordance with the Cash Flow PSU Definition above and excluded the benefit of government-required divestitures in connection with the ADS acquisition. Additionally, in line with the MD&C Committee's policy on calculation adjustments discussed above, the MD&C Committee approved an adjustment to the measurement of performance on the cash flow measure to exclude the impact of $561 million of capital expenditures allocated to strategic investments in recycling and renewable energy that were not contemplated at the time the performance measures were established. Such incremental capital expenditures to support our sustainability growth strategy were approved by the Board of Directors in December 2021 and publicly announced in the first quarter of 2022. These 2022 strategic investments did not have a material impact on any of the other 2022 executive compensation performance measures.

Stock Options. The MD&C Committee believes use of stock options is appropriate to support the growth element of the Company's strategy. The grant of options made to the named executive officers in the first quarter of 2022 in connection with the annual grant of long-term equity awards was based on the targeted dollar amounts established for total long-term equity incentives (set forth in the table above) and multiplied by 20%. The actual number of stock options granted was determined by assigning a value to the options using an option pricing model and dividing the dollar value of target compensation by the value of an option. The resulting number of stock options are shown in the table below.

Named Executive Officer	Number of Options
Mr. Fish	66,188
Ms. Rankin	16,641
Mr. Morris	19,667
Mr. Batchelor	12,859
Ms. Hemmer	12,859

The stock options granted in 2022 vest ratably in three annual increments, beginning on the first anniversary of the date of grant. The exercise price of the options granted in 2022 is $145.67, which is the average of the high and low market price of our Common Stock on the date of grant, and the options have a term of ten years. We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. The fair value of the stock options at the date of grant is amortized to expense over the vesting period less expected forfeitures, except for stock options granted to retirement-eligible employees, for which expense is accelerated over the period that the recipient becomes retirement-eligible.

Restricted Stock Units. The Company completed its acquisition of ADS in October 2020. In February 2021, the MD&C Committee discussed making a future supplemental award of RSUs to executive officers, not including Mr. Fish, in connection with achievement of targeted ADS acquisition synergies. An incentive award plan was not created and award grants were not made at that time, but the MD&C Committee indicated its willingness to consider granting RSUs to the named executives in specified values at the February 2022 MD&C Committee meeting if the Company were to achieve certain synergy goals. In February 2022, the MD&C Committee confirmed that the Company exceeded $175 million in forecasted annual cost and capital synergies from the ADS acquisition. The MD&C Committee then approved the grants of the following ADS Synergy Awards to our named executives, not including Mr. Fish, in recognition of leadership and contributions critical to the acquisition of ADS and the subsequent integration and synergy generation.

Named Executive Officer	Number of RSUs[1]	Intended Value of RSUs
Ms. Rankin	6,803	$1,000,000
Mr. Morris	10,204	$1,500,000
Mr. Batchelor	5,102	$ 750,000
Ms. Hemmer	5,102	$ 750,000

(1) The number of RSUs granted was calculated by dividing the intended values in the table above by the average of the high and low market price of our Common Stock over the 30 trading days preceding the grant date.

The ADS Synergy Awards will vest in full on the third anniversary of the date of grant. Dividends on the RSUs will accrue and be paid in cash upon vesting. The RSUs may not be voted or sold until vested. Unvested RSUs are subject to forfeiture in the event of voluntary or for-cause termination. RSUs will be prorated upon involuntary termination other than for cause, and RSUs immediately vest in the event of an employee's death or disability.

The MD&C Committee anticipates that grants of RSUs to named executives will continue to be made on a limited basis in cases such as a significant promotion, increased responsibilities, special recognition and to attract new hires, and that RSUs will not be a routine component of named executive compensation.

Post-Employment and Change in Control Compensation; Clawback Policies

Severance Protection Plan. In December 2017, we adopted an Executive Severance Protection Plan (the "Severance Protection Plan") and each of Messrs. Fish and Morris and Ms. Rankin entered into new or amended and restated employment agreements (the "2017 Employment Agreements"). The Severance Protection Plan covers each of our executive officers. The 2017 Employment Agreements do not contain separate severance entitlements, but instead provide for additional terms and protections relating to the respective executive's participation in the Severance Protection Plan. The 2017 Employment Agreements are intended to transition the Company's severance protections away from contract-based protections and onto a standardized and flexible plan-based approach. Going forward, the Company does not anticipate entering into new employment agreements with our executive officers, and neither Mr. Batchelor nor Ms. Hemmer is a party to an employment agreement with the Company.

Post-Employment Covenants and Clawback Policies. The 2017 Employment Agreements contain noncompetition and nonsolicitation restrictions that apply during employment and for a two-year period following termination. Additionally, the Severance Protection Plan contains (a) a requirement that the individual execute a general release prior to receiving post-termination benefits and (b) a clawback feature that allows for the suspension and refund of termination benefits for subsequently discovered cause. The clawback feature generally allows the Company to cancel any remaining payments due and obligates the named executive to refund to the Company severance payments already made if, within one year of termination of employment of the named executive by the Company for any reason other than for cause, the Company determines that the named executive could have been terminated for cause.

Our current equity award agreements also include a requirement that, in order to be eligible to vest in any portion of the award, the employee must enter into an agreement containing restrictive covenants applicable to the employee's behavior following termination. Additionally, our equity award agreements include compensation clawback provisions that provide, if the MD&C Committee determines that an employee either engaged in or benefited from misconduct, then the employee will refund any amounts received under the equity award agreements. Misconduct generally includes any act or failure to act that caused or was intended to cause a violation of the Company's policies, generally accepted accounting principles or applicable laws and that materially increased the value of the equity award. Further, our MD&C Committee has adopted a clawback policy applicable to our annual cash incentive awards that is designed to recoup annual cash incentive payments when the recipient's personal misconduct affects the payout calculations for the awards. Clawback terms applicable to our incentive awards allow recovery within the earlier to occur of one year after discovery of misconduct and the second anniversary of the employee's termination of employment.

Other Compensation Policies and Practices

Compensation Limitation Policies.   The Company has adopted a Severance Limitation Policy that generally provides that the Company may not enter into severance arrangements with its executive officers, as defined in the federal securities laws, that provide for benefits, less the value of vested equity awards and benefits provided to employees generally, in an amount that exceeds 2.99 times the executive officer's then current base salary and target annual cash incentive, unless such future severance arrangement receives stockholder approval. The Company has also adopted its Policy Limiting Certain Compensation Practices, which generally provides that the Company will not enter into compensation arrangements that would obligate the Company to pay a death benefit or gross-up payment to an executive officer unless such arrangement receives stockholder approval. Both of these compensation limitation policies are subject to certain exceptions, including benefits generally available to management-level employees and any payment in reasonable settlement of a legal claim. Additionally, "Death Benefits" under the policy does not include deferred compensation, retirement benefits or accelerated vesting or continuation of equity-based awards pursuant to generally-applicable equity award plan provisions. None of our executive officers are party to any employment agreement or arrangement with the Company that provides for severance, gross-up or death benefits that exceed amounts permitted by these compensation limitation policies.

Stock Ownership Guidelines and Holding Requirements.   All of our named executive officers are subject to stock ownership guidelines. We instituted stock ownership guidelines because we believe that ownership of Company stock demonstrates a commitment to, and confidence in, the Company's long-term prospects and further aligns employees' interests with those of our stockholders. We believe that the requirement that these individuals maintain a portion of their individual wealth in the form of Company stock deters actions that would not benefit stockholders generally. Although there is no deadline set for senior executives to reach their ownership guidelines, the MD&C Committee monitors ownership levels to confirm that executives are making sustained progress toward achievement of their ownership guidelines. Additionally, our stock ownership guidelines contain holding requirements. Executives with a title of Senior Vice President or higher, which includes all of our named executives, must hold 100% of all net shares acquired through the Company's long-term incentive plans until the individual's ownership guideline is achieved. Once achieved, the requisite stock ownership level must continue to be retained throughout the executive's employment with the Company.

The MD&C Committee regularly reviews the ownership guidelines to ensure that the appropriate share ownership levels are in place. Guidelines are expressed as a multiple of base salary. Each currently-serving named executive's multiple of base salary and attainment as of March 14, 2023, using the closing price of our Common Stock on such date and base salaries in effect on December 31, 2022, are set forth below. Shares owned outright, vested RSUs and PSUs that have been deferred, Common Stock equivalents based on holdings in the Company's 401(k) Retirement Savings Plan and phantom stock held in the Company's 409A Deferral Plan count toward meeting the ownership guidelines. Stock options, PSUs, RSUs and restricted stock, if any, do not count toward meeting the ownership guidelines until they are vested or earned.

	Ownership Guideline Multiple of Base Salary	Ownership Multiple of Base Salary Attained as of March 14, 2023
Mr. Fish	6x	32x
Ms. Rankin	3x	11x
Mr. Morris	3x	18x
Ms. Hemmer	3x	10x

As discussed under "Director and Officer Stock Ownership," the MD&C Committee also establishes ownership guidelines for the non-employee directors and performs regular reviews to ensure all non-employee directors are in compliance or are showing sustained progress toward achievement of their ownership guideline.

Insider Trading; Prohibition of Hedging and Pledging Company Securities.   The Company's Insider Trading Policy prohibits directors, executive officers and other "designated insiders" from engaging in most transactions involving the Company's Common Stock during periods, determined by the Company, that those individuals are most likely to be aware of material, non-public information. Directors, executive officers and other designated insiders subject to stock ownership guidelines must clear all their transactions in our Common Stock with the Company's office of the Chief Legal Officer in advance. Additionally, it is our policy that directors, executive officers and designated insiders are not permitted to hedge their ownership of Company securities, including (a) trading in options, warrants, puts and calls or similar derivative instruments on any security of the Company; (b) selling any security of the Company "short" and (c) purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of offsetting any decrease in the market value of any security of the Company granted as compensation or held, directly or indirectly, by the director, executive officer or designated insider. The Company's Insider Trading Policy also provides that directors and executive officers may not pledge Company securities or hold Company securities in a margin account.

EXECUTIVE COMPENSATION TABLES

We are required to present compensation information in the tabular format prescribed by the SEC. This format, including the tables' column headings, may be different from the way we describe or consider elements and components of compensation internally. The *Compensation Discussion and Analysis* contains a discussion that should be read in conjunction with these tables to gain a complete understanding of our executive compensation philosophy, programs and decisions.

SUMMARY COMPENSATION TABLE

Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
James C. Fish, Jr. **President and Chief Executive Officer**						
2022	1,338,462[5]	8,023,256	1,750,011	3,459,049	249,906	14,820,684
2021	1,294,231[5]	7,312,195	1,700,005	2,656,497	94,435	13,057,363
2020	1,269,231[5]	8,110,592	1,600,003	1,277,922	116,177	12,373,925
Devina A. Rankin **Executive Vice President and Chief Financial Officer**						
2022	730,288	3,008,095	439,988	1,258,404	98,980	5,535,755
2021	700,671	1,806,413	420,003	958,821	56,094	3,942,002
2020	677,061	2,027,801	399,993	456,597	60,493	3,621,945
John J. Morris, Jr. **Executive Vice President and Chief Operating Officer**						
2022	748,736	3,870,479	519,995	1,391,871	131,155	6,662,236
2021	728,138	1,978,522	460,006	996,408	67,420	4,230,494
2020	712,115	2,230,520	440,002	479,777	99,517	3,961,930
Steven R. Batchelor **Senior Vice President — Operations**						
2022	630,506	2,302,032	339,992	978,476	37,712	4,288,718
2021	585,868	1,462,439	339,998	721,549	35,482	3,145,336
2020	567,062	1,672,967	330,005	347,774	13,841	2,931,649
Tara J. Hemmer **Senior Vice President and Chief Sustainability Officer**						
2022	630,506	2,302,032	339,992	978,476	70,648	4,321,654
2021	585,868	1,462,439	339,998	721,549	45,601	3,155,455
2020	567,062	1,672,967	330,005	347,774	57,125	2,974,933

(1) Amounts in this column represent the grant date fair value of PSUs granted to all named executives annually and ADS Synergy Awards comprised of RSUs granted to each named executive, except Mr. Fish, in 2022. The grant date fair values were calculated in accordance with ASC Topic 718, as further described in Note 14 in the Notes to the Consolidated Financial Statements in our 2022 Annual Report on Form 10-K. The grant date fair value of a TSR PSU granted in 2022, based on a multifactor Monte Carlo model, is $191.30, and because total shareholder return is a market condition, projected achievement is embedded in the grant date fair value. The grant date fair value of a Cash Flow PSU granted in 2022, and an ADS Synergy Award RSU, is $145.67, which is the average of the high and low market price of our Common Stock on the date of the grant, in accordance with our 2014 Stock Incentive Plan. The table below shows (a) the aggregate grant date fair value of Cash Flow PSUs assuming target level of performance is achieved (this is the amount included in the Stock Awards column in the Summary Compensation Table) and (b) the aggregate grant date fair value of the same PSUs assuming the Company will reach the highest level of achievement for this performance measure and maximum payouts will be earned.

	Year	Aggregate Grant Date Fair Value of Cash Flow PSUs Assuming Target Level of Performance Achieved ($)	Aggregate Grant Date Fair Value of Cash Flow PSUs Assuming Highest Level of Performance Achieved ($)
James C. Fish, Jr.	2022	3,468,403	6,936,806
	2021	3,304,908	6,609,816
	2020	3,332,328	6,664,656
Devina A. Rankin	2022	871,981	1,743,962
	2021	816,448	1,632,896
	2020	833,145	1,666,290
John J. Morris, Jr.	2022	1,030,615	2,061,230
	2021	894,237	1,788,474
	2020	916,434	1,832,869
Steven R. Batchelor	2022	673,869	1,347,738
	2021	660,982	1,321,964
	2020	687,357	1,374,715
Tara J. Hemmer	2022	673,869	1,347,738
	2021	660,982	1,321,963
	2020	687,357	1,374,715

(2) Amounts in this column represent the grant date fair value of stock options granted annually, in accordance with ASC Topic 718. The grant date fair value of the options granted in 2022, calculated using a Black-Scholes option pricing model, is $26.44 per option. See Note 14 in the Notes to the Consolidated Financial Statements in our 2022 Annual Report on Form 10-K for additional information.

(3) Amounts in this column represent cash incentive awards earned and paid based on the achievement of performance criteria. See "Compensation Discussion and Analysis — Named Executive's 2022 Compensation Program and Results — Annual Cash Incentive" for additional information.

(4) The amounts included in "All Other Compensation" for 2022 are shown below (in dollars):

	401(k) Plan Matching Contributions	409A Deferral Plan Matching Contributions	Life Insurance Premiums	Perquisites and Other Personal Benefits[a]
James C. Fish, Jr.	13,725	144,718	2,370	89,093
Devina A. Rankin	13,725	64,830	1,390	19,035
John J. Morris, Jr.	13,725	67,272	1,454	48,704
Steven R. Batchelor	13,725	23,285	702	—
Tara J. Hemmer	13,725	55,749	1,174	—

(a) This column includes perquisites and personal benefits received by a named executive officer in 2022, to the extent that the total incremental cost of such perquisites and personal benefits was at least $10,000, consisting of (i) incremental cost for personal use of Company aircraft in the following amounts: Mr. Fish — $81,133, Ms. Rankin — $14,203 and Mr. Morris — $43,872; (ii) $4,832 of income that was imputed to each of our named executive officers for the cost of the executive's guest's participation in Company events and (iii) $3,128 for personal use of event tickets by Mr. Fish. Annually, we calculate an hourly direct operating cost for Company aircraft using industry standard measurements of costs for fuel, catering, telecommunications, maintenance, landing and hangar fees, flight plans and permits, and crew. We then allocate incremental cost to the named executive based on the amount of aircraft time required for the personal use, multiplied by the direct operating cost. When a deviation is made from business travel to pick up or drop off the executive in another location for a personal purpose, we calculate the time difference resulting from the flight plan deviation and multiply it by the direct operating cost. We also allocate incremental cost to the named executive in the rare event that a deadhead flight is required to position the aircraft to serve personal needs. We own and operate our aircraft primarily for business use; therefore, we do not include purchase costs or other fixed costs associated with our aircraft in the direct operating cost.

(5) Includes $100,000 of base salary in each of 2022, 2021 and 2020 to which Mr. Fish was entitled but voluntarily relinquished to fund a scholarship program for children of Company employees.

GRANT OF PLAN-BASED AWARDS IN 2022

Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All other Stock Awards: Number of Shares of Stock or Units (#)[3]	All other Option Awards: Number of Securities Underlying Options(#)[4]	Exercise or Base Price of Option Awards ($/sh)[5]	Closing Market Price on Date of Grant ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
James C. Fish, Jr.											
Cash Incentive	1,205,384	2,008,973	4,017,945								
3/1/22				23,810	47,620	95,240					8,023,256
3/1/22								66,188	145.67	146.58	1,750,011
Devina A. Rankin											
Cash Incentive	438,519	730,866	1,461,731								
3/1/22				5,986	11,972	23,944					2,017,102
3/1/22								16,641	145.67	146.58	439,988
3/1/22							6,803				990,993
John J. Morris, Jr.											
Cash Incentive	485,029	808,382	1,616,763								
3/1/22				7,075	14,150	28,300					2,384,062
3/1/22								19,667	145.67	146.58	519,995
3/1/22							10,204				1,486,417
Steven R. Batchelor											
Cash Incentive	340,972	568,287	1,136,574								
3/1/22				4,626	9,252	18,504					1,558,824
3/1/22								12,859	145.67	146.58	339,992
3/1/22							5,102				743,208
Tara J. Hemmer											
Cash Incentive	340,972	568,287	1,136,574								
3/1/22				4,626	9,252	18,504					1,558,824
3/1/22								12,859	145.67	146.58	339,992
3/1/22							5,102				743,208

(1) Actual payouts of cash incentive awards for 2022 performance are shown in the Summary Compensation Table under "Non-Equity Incentive Plan Compensation." The named executives' possible annual cash incentive payouts are calculated using a percentage of base salary approved by the MD&C Committee. The threshold levels represent the amounts that would have been payable if the minimum performance criteria were met for each performance measure. See "Compensation Discussion and Analysis — Named Executive's 2022 Compensation Program and Results — Annual Cash Incentive" for additional information about these awards.

(2) Consists of the number of shares of Common Stock potentially issuable based on the achievement of performance criteria under PSU awards granted under our 2014 Stock Incentive Plan. See "Compensation Discussion and Analysis — Named Executive's 2022 Compensation Program and Results — Long-Term Equity Incentives — PSUs Granted in 2022" for additional information about these awards. The performance period for these awards ends December 31, 2024. PSUs earn dividend equivalents, which are paid out based on the number of shares earned at the end of the performance period.

(3) Consists of the number of shares of Common Stock issuable upon the vesting of the ADS Synergy Awards comprised of RSUs granted under our 2014 Stock Incentive Plan. These RSUs vest in full on the third anniversary of the date of grant. See "Compensation Discussion and Analysis — Named Executive's 2022 Compensation Program and Results — Long-Term Equity Incentives — Restricted Stock Units" for additional information about this award.

(4) Consists of the number of shares of Common Stock potentially issuable upon the exercise of options granted under our 2014 Stock Incentive Plan. See "Compensation Discussion and Analysis — Named Executive's 2022 Compensation Program and Results — Long-Term Equity Incentives — Stock Options" for additional information about these awards. Stock options vest ratably in three annual increments, beginning on the first anniversary of the date of grant. Although we consider stock options to be a form of incentive compensation, only awards with performance criteria are included as "Equity Incentive Plan Awards" in our compensation tables.

(5) The exercise price represents the average of the high and low market price of our Common Stock on the date of the grant, in accordance with our 2014 Stock Incentive Plan.

(6) These amounts are grant date fair values of the awards as calculated under ASC Topic 718 and as further described in notes (1) and (2) to the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2022

	Option Awards				Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[2]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[6]	Market Value of Shares or Units of Stock That Have Not Vested ($)[6]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[7]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[7]
James C. Fish, Jr.								
	—	66,188[3]	145.67	3/1/2032	—	—	107,270	33,657,035
	—	65,700[4]	110.81	2/23/2031	—	—	—	—
	—	50,569[5]	126.005	2/19/2030	—	—	—	—
Devina A. Rankin								
	—	16,641[3]	145.67	3/1/2032	6,803	1,067,255	26,708	8,379,902
	8,116	16,232[4]	110.81	2/23/2031	—	—	—	—
	12,642	12,642[5]	126.005	2/19/2030	—	—	—	—
John J. Morris, Jr.								
	—	19,667[3]	145.67	3/1/2032	10,204	1,600,804	30,290	9,503,790
	—	17,778[4]	110.81	2/23/2031	—	—	—	—
	—	13,907[5]	126.005	2/19/2030	—	—	—	—
Steven R. Batchelor								
	—	12,859[3]	145.67	3/1/2032	5,102	800,402	21,182	6,646,064
	6,570	13,140[4]	110.81	2/23/2031	—	—	—	—
	10,430	10,430[5]	126.005	2/19/2030	—	—	—	—
	27,005	—	98.898	2/19/2029	—	—	—	—
	3,684	—	85.34	2/20/2028	—	—	—	—
	5,443	—	73.335	2/28/2027	—	—	—	—
Tara J. Hemmer								
	—	12,859[3]	145.67	3/1/2032	5,102	800,402	21,182	6,646,064
	6,570	13,140[4]	110.81	2/23/2031	—	—	—	—
	10,430	10,430[5]	126.005	2/19/2030	—	—	—	—
	27,005	—	98.898	2/19/2029	—	—	—	—

(1) Values are based on the closing price of our Common Stock on December 31, 2022 of $156.88.

(2) Includes vested stock options granted on February 28, 2017; February 20, 2018; February 19, 2019; February 19, 2020 and February 23, 2021 pursuant to our 2014 Stock Incentive Plan.

(3) Includes stock options granted on March 1, 2022 that vest ratably in three annual increments, beginning on the first anniversary of the date of grant.

(4) Includes stock options granted on February 23, 2021 that vest ratably in three annual increments, beginning on the first anniversary of the date of grant.

(5) Includes stock options granted on February 19, 2020 that vested 25% on the first and second anniversary of the date of grant. The remaining 50% will vest on the third anniversary of the date of grant.

(6) Includes the ADS Synergy Awards comprised of RSUs granted on March 1, 2022 under our 2014 Stock Incentive Plan. The RSUs vest in full on the third anniversary of the date of grant.

(7) Includes PSUs with three-year performance periods ending December 31, 2023 and December 31, 2024. Payouts on PSUs are made after the Company's financial results for the performance period are reported and the MD&C Committee determines achievement of performance results and corresponding vesting during the first quarter of the succeeding year. The PSUs for the performance period ended December 31, 2022 are not included in the table as they are considered earned as of December 31, 2022 for proxy statement disclosure purposes; instead, such PSUs are included in the Option Exercises and Stock Vested table below. Pursuant to SEC disclosure instructions, because the Company's performance on the metrics governing our PSUs with the performance period ended December 31, 2022 exceeded target, the payout value of unearned awards is calculated assuming maximum performance criteria is achieved. The following number of PSUs have a performance period ending December 31, 2023: Mr. Fish — 59,650; Ms. Rankin — 14,736; Mr. Morris — 16,140; Mr. Batchelor — 11,930; and Ms. Hemmer — 11,930. The following number of PSUs have a performance period ending December 31, 2024: Mr. Fish — 47,620; Ms. Rankin — 11,972; Mr. Morris — 14,150; Mr. Batchelor — 9,252; and Ms. Hemmer — 9,252.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise(#)[1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[2]
James C. Fish, Jr.	140,703	8,044,345	92,617	14,087,509
Devina A. Rankin	16,367	1,245,561	23,156	3,522,143
John J. Morris, Jr.	49,801	2,970,050	25,471	3,874,266
Steven R. Batchelor	—	—	19,104	2,905,814
Tara J. Hemmer	—	—	19,104	2,905,814

(1) The following number of net shares were received, after withholdings and/or sale of shares to cover option costs and taxes: Mr. Fish — 29,050; Ms. Rankin — 4,317; and Mr. Morris — 10,722.

(2) Includes shares of the Company's Common Stock issued on account of PSUs granted in 2020 with a performance period ended December 31, 2022. The determination of achievement of performance results and corresponding vesting of such PSUs was performed by the MD&C Committee in January 2023. Following such determination, shares of the Company's Common Stock earned under this award were issued on February 1, 2023, based on the average of the high and low market price of our Common Stock on that date.

Nonqualified Deferred Compensation in 2022

Amounts that Can be Deferred. Under our 409A Deferral Plan, each of our named executive officers may elect to defer receipt of portions of their base salary and annual cash incentives for the applicable fiscal year in excess of the annual compensation threshold (the "Threshold") established under Section 401(a)(17) of IRC. For 2022, the Threshold was $305,000. Such deferrals will result in a deferral of taxation on the amounts deferred. The 409A Deferral Plan provides that a plan participant may defer, for payment at a future date (a) up to 25% of the participant's base salary, and up to 100% of the participant's annual cash incentives, payable after the aggregate of such base salary and annual cash incentives reaches the Threshold; (b) any RSUs that would otherwise be received by the plan participant; and (c) any PSUs that would otherwise be received by the plan participant.

Matching Contributions. The Company match provided under the 409A Deferral Plan is dollar for dollar on the employee's deferrals, up to 3% of the employee's aggregate base salary and cash incentives in excess of the Threshold, and fifty cents on the dollar on the employee's deferrals, in excess of 3% and up to 6% of the employee's aggregate base salary and cash incentives in excess of the Threshold. Additional deferral contributions will not be matched but will be tax-deferred. Amounts deferred under this plan are allocated into accounts that mirror selected investment funds in our 401(k) Retirement Savings Plan, including a Company stock fund, although the amounts deferred are not actually invested in stock or funds. There is no Company match on deferred RSUs or PSUs, but the Company makes a cash payment of dividend equivalents on the shares deferred at the same time and at the same rate as dividends on the Company's Common Stock.

Timing of Distributions. Participating employees generally can elect to receive distributions commencing six months after the employee leaves the Company in the form of annual installments or a lump sum payment. Special circumstances may allow for a modified or accelerated distribution, such as the employee's death, an unforeseen emergency, or upon termination of the plan. In the event of death, distribution will be made to the designated beneficiary in a single lump sum in the following calendar year. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount necessary to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company matching contributions, and gains and/or losses related to their investment choices

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last Fiscal Year End ($)[4]
James C. Fish, Jr.	179,498	144,718	(1,063,119)	246,594	17,397,426
Devina A. Rankin	83,047	64,830	(100,059)	—	689,737
John J. Morris, Jr.	86,409	67,272	(430,127)	—	2,420,042
Steven R. Batchelor	51,726	23,285	(335,804)	—	2,445,714
Tara J. Hemmer	104,706	55,749	(112,394)	—	661,797

(1) Contributions are made pursuant to the Company's 409A Deferral Plan. Executive contributions of base salary and annual cash incentive compensation is included in the Salary column and the Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table.

(2) Company contributions to the executives' 409A Deferral Plan accounts are included in the All Other Compensation column in the Summary Compensation Table.

(3) Earnings on these accounts are not included in any other amounts in the tables included in this Proxy Statement, as the amounts of the named executives' earnings on deferred cash compensation represent the general market gains (or losses) on investments, rather than amounts or rates set by the Company for the benefit of the named executives. In the case of Mr. Fish, who has deferred receipt of a total of 94,844 shares of Common Stock in prior years, earnings reported in the column above also include the negative change in the closing price per share of the Company's Common Stock from December 31, 2021 to December 31, 2022, plus $2.60 of dividend equivalents paid per share of Common Stock in 2022, multiplied by the number of shares deferred. The dividend equivalents on the deferred shares were paid in cash to Mr. Fish during 2022 and are reflected in the Aggregate Withdrawals/ Distributions column above. The value of Mr. Fish's deferred shares was included in the Option Exercises and Stock Vested table in the years such awards vested.

(4) Amounts shown in this column include the following amounts that were reported as compensation to the named executive in the Summary Compensation Table for 2020-2022: Mr. Fish — $654,065; Ms. Rankin — $346,415; Mr. Morris — $272,007; Mr. Batchelor — $143,903; and Ms. Hemmer — $350,496.

Potential Payments Upon Termination or Change in Control

Change in Control.   The post-employment compensation our named executives receive is based on provisions included in retirement and severance plan documents, employment agreements and equity incentive award documentation. Severance protections aid in retention of senior leadership by providing the individual with comfort that he or she will be treated fairly in the event of an involuntary termination not for cause. The change in control provisions included in the Severance Protection Plan, our stock option award agreements and, if applicable, employment agreements require a double trigger in order to receive any payment in the event of a change in control situation. First, a change in control must occur, and second, the individual must terminate employment for good reason or the Company must terminate employment without cause within six months prior to or two years following the change in control event. PSUs are paid out in cash on a prorated basis based on actual results achieved through the end of the fiscal quarter prior to a change in control. Thereafter, the executive would typically receive a replacement award from the successor entity, provided that the successor entity is publicly traded. If the successor is not publicly traded, the executive will be entitled to a replacement award of cash. RSUs vest upon a change in control unless the successor entity converts the awards to equivalent grants in the successor. In the case of both converted RSU and PSU awards, they will vest in full if the executive is terminated without cause following the change in control. We believe providing change in control protection encourages our named executives to pursue and facilitate transactions that are in the best interests of stockholders while not granting executives an undeserved windfall.

Involuntary Termination or Resignation for Good Reason.   Under the Severance Protection Plan, in the event a participant is terminated without cause or resigns for good reason, subject to execution of a release of claims and continued compliance with all restrictive covenants, he or she will be entitled to receive: (a) cash severance in an aggregate amount equal to two times the sum of the participant's base salary and target annual bonus (with one half payable in a lump sum at termination, and the remaining half payable in installments over a two-year period); (b) continuation of group health benefits over a two-year period following termination and (c) a *pro rata* annual cash incentive payment for the year of termination. In the event a named executive is terminated for cause, he or she is entitled to any accrued but unpaid salary only, and all unvested awards and outstanding stock options, whether exercisable or not, are forfeited.

The terms "cause," "good reason," and "change in control" are defined in the executives' employment agreements, the Severance Protection Plan and equity award plans and agreements, as applicable, but such terms have the meanings generally described below. You should refer to the applicable documentation, accessible through the Exhibit List to the Company's Annual Report on Form 10-K, for the full definitions.

"Cause" generally means the named executive has: deliberately refused to perform his or her duties; breached his or her duty of loyalty to the Company; been convicted of a felony; intentionally and materially harmed the Company; materially violated the Company's policies and procedures or breached the covenants contained in his or her agreement.

"Good Reason" generally means that, without the named executive's consent: his or her duties or responsibilities have been substantially changed; he or she has been removed from his or her position; the Company has breached his or her employment agreement; any successor to the Company has not assumed the obligations under his or her employment agreement; or he or she has been reassigned to a location more than 50 miles away.

"Change in Control" generally means that: at least 25% of the Company's Common Stock has been acquired by one person or persons acting as a group; certain significant turnover in our Board of Directors has occurred; there has been a merger of the Company in which at least 50% of the combined post-merger voting power of the surviving entity does not consist of the Company's pre-merger voting power, or a merger to effect a recapitalization that resulted in a person or persons acting as a group acquired 25% or more of the Company's voting securities; or the Company is liquidating or selling all or substantially all of its assets.

Benefits to a participant under the Severance Protection Plan are subject to reduction to the extent required by the Company's Severance Limitation Policy or if the excise tax described in Sections 280G or 4999 of the IRC is applicable and such reduction would place the participant in a better net after tax position.

Voluntary Termination; Retirement.   Our equity award agreements generally provide that an executive forfeits unvested awards if he or she voluntarily terminates employment. RSUs and PSUs generally vest on a *pro rata* basis upon involuntary termination other than for cause. RSUs, PSUs and stock options generally continue to vest following a qualifying retirement as if the employee had remained employed until the end of the performance period. If the recipient is terminated by the Company without cause or voluntarily resigns, the recipient is entitled to exercise all stock options outstanding and exercisable within a specified time frame after such termination.

Retirement of Mr. Batchelor. Mr. Batchelor retired from the Company as of December 31, 2022. No payments were made to Mr. Batchelor as a result of his retirement from the Company. The outstanding PSUs, RSUs and stock options held by Mr. Batchelor will be treated under the retirement provisions of the applicable awards agreements as described immediately above.

Explanation of Tabular Disclosure. The following table presents potential payouts to our currently-serving named executives at year-end upon termination of employment in the circumstances indicated pursuant to the terms of applicable plans and agreements. The payouts set forth below assume the triggering event indicated occurred on December 31, 2022, when the closing price of our Common Stock was $156.88 per share. These payouts are calculated for SEC disclosure purposes and are not necessarily indicative of the actual amounts the named executive would receive. Please note the following when reviewing the payouts set forth below:

- The compensation component set forth below for accelerated vesting of stock options is comprised of the unvested stock options granted in 2020, 2021 and 2022, based on the difference between the closing price of our Common Stock on December 31, 2022 and the exercise price of those options.

- For purposes of calculating the payout of performance share unit awards outstanding as of December 31, 2022, we have assumed that target performance was achieved; actual performance share unit payouts will be based on actual performance of the Company during the performance period.

- For purposes of calculating the payout upon the "double trigger" of change in control and subsequent involuntary termination not for cause, the value of the performance share unit replacement award is equal to the number of PSUs that would be forfeited based on the prorated acceleration of the PSUs, multiplied by the closing price of our Common Stock on December 31, 2022.

- The payout for continuation of benefits is an estimate of the cost the Company would incur to continue those benefits.

- The Company's practice is to provide all benefits-eligible employees with life insurance that pays one times annual base salary upon death, subject to an age-based reduction provision beginning at age 65. The insurance benefit is a payment by an insurance company, not the Company, and is payable under the terms of the insurance policy.

- Refer to the Nonqualified Deferred Compensation in 2022 table above for aggregate balances payable to the named executives under our 409A Deferral Plan pursuant to the named executive's distribution elections.

Potential Consideration Upon Termination of Employment

	Mr. Fish	Ms. Rankin	Mr. Morris	Ms. Hemmer
Payout or Value of Compensation Components, in dollars				
In Event of Death or Disability				
• Accelerated vesting of stock options	5,330,084	1,324,676	1,468,878	1,071,535
• Payment of PSUs (contingent on actual performance at end of performance period)	16,828,518	4,189,951	4,751,895	3,323,032
• Accelerated vesting of RSUs	—	1,067,255	1,600,804	800,402
• Life insurance benefit paid by insurance company (in the case of death)	1,200,000	705,000	732,000	589,000
Total	**23,358,602**	**7,286,882**	**8,553,577**	**5,783,969**
In Event of Termination Without Cause by the Company or For Good Reason by the Employee				
• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	6,750,000	2,952,400	3,165,960	2,443,400
• Continued coverage under health and welfare benefit plans for two years	29,880	29,880	29,880	29,880
• Prorated payment of PSUs (contingent on actual performance at end of performance period)	8,728,803	2,167,245	2,427,979	1,731,537
• Prorated vesting of RSUs	—	298,831	448,225	224,112
Total	**15,508,683**	**5,448,356**	**6,072,044**	**4,428,929**
In Event of Termination Without Cause by the Company or For Good Reason by the Employee Six Months Following a Change in Control (Double Trigger)				
• Two times base salary plus target annual cash bonus (one-half payable in lump sum; one-half payable in bi-weekly installments over a two-year period)	6,750,000	2,952,400	3,165,960	2,443,400
• Continued coverage under health and welfare benefit plans for two years	29,880	29,880	29,880	29,880
• Accelerated vesting of stock options	5,330,084	1,324,676	1,468,878	1,071,535
• Prorated accelerated payment of PSUs	8,728,803	2,167,245	2,427,979	1,731,537
• Accelerated payment of PSUs replacement grant	8,099,714	2,022,706	2,323,916	1,591,495
• Accelerated vesting of RSUs	—	1,067,255	1,600,804	800,402
• Prorated annual cash bonus[1]	4,050,000	1,476,200	1,658,360	643,000
Total	**32,988,481**	**11,040,362**	**12,675,777**	**8,311,249**

(1) Pursuant to the Severance Protection Plan, Ms. Hemmer receives a prorated target annual cash bonus under this scenario. Mr. Fish, Ms. Rankin, and Mr. Morris receive a prorated maximum annual cash bonus under this scenario pursuant to their 2017 Employment Agreements. The 2017 Employment Agreements provided for this enhanced treatment partially on account of similar terms in pre-existing employment agreements that executives were agreeing to terminate in order to support the Company's transition toward a more standardized and flexible approach to severance protections.

Chief Executive Officer Pay Ratio

In 2022, we reconducted our analysis to identify the Company's median employee, based on total annual compensation for all employees other than our Chief Executive Officer, in accordance with SEC Regulation S-K, Item 402(u) (the "Median Employee"). There have been no changes to the Company's employee population, compensation arrangements, or the circumstances of the Median Employee that the Company believes would significantly impact this pay ratio disclosure and require identification of a new Median Employee. To select the Median Employee, we determined the actual taxable compensation paid to each listed employee in 2021, converted to U.S. dollars at appropriate exchange rates for non-U.S. employees, and annualized for salaried employees hired during the year. We did not apply any cost-of-living adjustments nor did we use any form of statistical sampling. The Median Employee, a Senior Technician in the U.S., was identified from a list of Company employees as of December 31, 2021. Out of a total worldwide employee population of 48,687 on that date, the list included 47,617 employees and excluded the Chief Executive Officer and our 1,069 employees based in India. Approximately 95.7% of these total employees work in the U.S. and approximately 4.3% work in Canada. Over 99% of these individuals are full-time employees. Any temporary or seasonal employees are included; any subcontracted workers are not employees and are excluded. For 2022, total annual compensation for the Median Employee was $90,521. The annual compensation of our Chief Executive Officer was $14,820,684, for a ratio of 1:164. These values were calculated in accordance with SEC Regulation S-K, Item 402(c)(2)(x) requirements for reporting total compensation in the Summary Compensation Table.

Equity Compensation Plan Table

The following table provides information as of December 31, 2022 about the number of shares to be issued upon vesting or exercise of equity awards and shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted–Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders[1]	4,330,673[2]	$101.22[3]	18,393,883[4]

(1) Includes our 2009 Stock Incentive Plan, 2014 Stock Incentive Plan and Employee Stock Purchase Plan ("ESPP"). No additional awards may be granted under our 2009 Stock Incentive Plan.

(2) Includes: options outstanding for 2,923,295 shares of Common Stock; 178,948 shares of Common Stock to be issued in connection with deferred compensation obligations; 364,772 shares underlying unvested RSUs and 863,658 shares of Common Stock that would be issued on account of outstanding PSUs if the target performance level is achieved. Assuming, instead, that the maximum performance level was achieved on such PSUs, the amount of Common Stock that would be issued on account of outstanding awards would increase by 863,658 shares.

The total number of shares subject to outstanding awards in the table above includes 279,444 shares on account of PSUs, at target, with the performance period ended December 31, 2022. The determination of achievement of performance results on such PSUs was performed by the MD&C Committee in January 2023, and the Company achieved (a) maximum performance criteria on the TSR PSUs, yielding a 200% payout and (b) above target performance criteria on the Cash Flow PSUs, yielding a 150.21% payout. A total of 322,484 shares of Common Stock were issued on account of such PSUs in February 2023, net of units deferred, of which 184,423 shares of Common Stock were included in the first column of the table above.

Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes; however, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the look-back pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

(3) Excludes PSUs and RSUs because those awards do not have exercise prices associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (2) above.

(4) The shares remaining available include 2,268,734 shares under our ESPP and 16,125,149 shares under our 2014 Stock Incentive Plan, assuming payout of PSUs at maximum. Assuming payout of PSUs at target, the number of shares remaining available for issuance under our 2014 Stock Incentive Plan would be 16,988,787.

PAY VERSUS PERFORMANCE

We are required to calculate and present the following compensation information in the tabular format prescribed by the SEC. The *Compensation Discussion and Analysis* and other executive compensation tables above should be read in conjunction with this section to gain a complete understanding of our executive compensation philosophy, programs and decisions.

The tables and discussion below refer to an SEC-prescribed calculation of compensation actually paid, referred to as "CAP". However, CAP does not correlate to the total amount of compensation that the executive realized during the year. CAP is a detailed calculation that includes adjustments to Total Compensation as reported in the Summary Compensation Table (the "SCT") to reflect the increase (or decrease) in value of equity compensation over the course of the year, including equity compensation granted in prior years and equity compensation remaining unvested as of year-end. The equity compensation values used to determine CAP are calculated in accordance with ASC Topic 718, based on various methodologies and assumptions. The amount of compensation that the executive will actually realize when such equity awards vest or options are exercised maybe materially different from the amounts used in the CAP calculation.

The table below includes our Operating EBITDA annual cash incentive performance measure as the Company Selected Measure ("CSM") that management believes is the most important annual financial performance measure used to link executive pay and Company performance in 2022. This measure is also discussed in our *Compensation Discussion and Analysis* and is generally defined as the Company's income from operations, excluding depreciation, depletion and amortization, "Restructuring" and "(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net" reported in our Annual Report on Form 10-K, with adjustments discussed in footnote (4) below. Operating EBITDA presented in this proxy statement is a non-GAAP measure and is defined differently than Operating EBITDA reported in the Company's quarterly earnings press release.

Pay Versus Performance Table

Year	SCT Total to CEO ($)	CEO CAP[1] ($)	Average SCT Total for Non-CEO NEOs[2] ($)	Average Non-CEO NEOs CAP[1][2] ($)	Value of Initial Fixed $100 Investment Based on:[3] WM TSR ($)	Peer Group TSR ($)	Net Income ($ in billions)	CSM: Operating EBITDA[4] ($ in billions)
2022	14,820,684	13,037,001	5,202,091	4,823,249	145	141	2.238	5.475
2021	13,057,363	44,273,994	3,637,383	10,803,402	152	149	1.816	4.961
2020	12,373,925	15,824,928	3,372,614	4,308,433	105	107	1.496	4.371

(1) To calculate CAP, we made specified adjustments to Total Compensation as reported in the SCT, as set forth below:

Adjustments to CEO's SCT Total Compensation to Calculate CAP:

	2022	2021	2020
SCT Total Compensation	**14,820,684**	**13,057,363**	**12,373,925**
Deduction from SCT Total Compensation, in dollars			
• Grant date fair values of equity awards reported in the "Stock Awards" and "Options Awards" columns in the SCT	**9,773,267**	**9,012,200**	**9,710,595**
Additions to SCT Total Compensation, in dollars:			
• Fair value of stock awards granted during the year, as of 12/31[a]	9,374,354	17,991,335	7,197,808
• Fair value of option awards granted during the year, as of 12/31[b]	2,335,994	5,585,540	1,458,410
• Change in fair value of prior years' stock awards unvested at 12/31[a]	(122,282)	7,850,495	3,505,814
• Change in fair value of prior years' option awards unvested at 12/31[b]	(760,003)	4,652,852	456,153
• Change in fair value of prior years' stock awards vesting during the year[a]	(960,794)	3,833,674	(313,787)
• Change in fair value of prior years' option awards vesting during the year[b]	(2,533,413)	(392,910)	230,831
• Dividend equivalents paid upon stock awards vesting during the year	655,728	707,845	626,369
Total Additions to SCT Total Compensation, in dollars	**7,989,584**	**40,228,831**	**13,161,598**
CAP	**13,037,001**	**44,273,994**	**15,824,928**

Adjustments to Non-CEO NEOs Average SCT Total Compensation to Calculate Average CAP:

	2022	2021	2020
SCT Total Compensation	**5,202,091**	**3,637,383**	**3,372,614**
Deduction from SCT Total Compensation, in dollars			
• Grant date fair values of equity awards reported in the "Stock Awards" and "Options Awards" columns in the SCT	**3,280,651**	**2,082,902**	**2,276,065**
Additions to SCT Total Compensation, in dollars:			
• Fair value of stock awards granted during the year, as of 12/31[a]	3,264,715	4,098,078	1,687,114
• Fair value of option awards granted during the year, as of 12/31[b]	547,280	1,215,672	341,815
• Change in fair value of prior years' stock awards unvested at 12/31[a]	(28,052)	1,754,235	939,483
• Change in fair value of prior years' option awards unvested at 12/31[b]	(176,271)	1,115,185	110,131
• Change in fair value of prior years' stock awards vesting during the year[a]	(225,203)	978,948	(65,123)
• Change in fair value of prior years' option awards vesting during the year[b]	(634,358)	(93,948)	73,919
• Dividend equivalents paid upon stock awards vesting during the year	153,698	180,751	124,545
Total Additions to SCT Total Compensation, in dollars	2,901,809	9,248,921	3,211,884
CAP	**4,823,249**	**10,803,402**	**4,308,433**

(a) Stock awards for all NEOs include annual grants of TSR PSUs and Cash Flow PSUs. The fair value of an unvested TSR PSU is calculated using a multifactor Monte Carlo model, and because total shareholder return is a market condition, projected achievement is embedded in the fair value. The fair value of an unvested Cash Flow PSU is equal to the average of the high and low market price of our Common Stock on the given date; we then multiply the fair value of a Cash Flow PSU by our projection, for accounting purposes, of the probable outcome of the Cash Flow Generation performance measure applicable to such PSUs, based on results to-date and forecast. The following grid summarizes the projected probable outcomes utilized to calculate the value of unvested Cash Flow PSUs at year-end for years prior to the end of the performance period for purposes of CAP:

Projected Payout of Unvested Cash Flow PSUs at Year-End	2022	2021	2020	2019
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2020				200%
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2021			200%	100%
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2022		180%	100%	
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2023	200%	200%		
Cash Flow PSUs with 3-year Performance Period Ended 12/31/2024	100%			

Stock awards also includes RSUs for Ms. Hemmer that vested in 2020; RSUs for Mr. Batchelor that vested in 2020 and 2021; RSUs that were granted to Mr. Boettcher in 2021; and RSUs that were granted to Ms. Rankin, Mr. Morris, Ms. Hemmer and Mr. Batchelor in 2022. The fair value of an RSU is equal to the average of the high and low market price of our Common Stock on the given date.

(b) Option awards include fair values, calculated using a Black-Scholes option pricing model, for stock options granted annually to our NEOs.

(2) The Non-CEO NEOs for purposes of the 2022 and 2020 disclosures include Ms. Rankin, Mr. Morris, Mr. Batchelor and Ms. Hemmer. The Non-CEO NEOs for purposes of the 2021 disclosures include Ms. Rankin, Mr. Morris, Mr. Boettcher and Ms. Hemmer.

(3) Total shareholder return ("TSR") is based on a hypothetical $100 investment on December 31, 2019. The TSR amounts shown for 2020 represent the value of that $100 investment on December 31, 2020, and TSR is then calculated, on a cumulative basis, as of December 31, 2021 and December 31, 2022. The Peer Group TSR refers to the Dow Jones Waste & Disposal Services Index.

(4) When establishing the 2022 compensation performance levels, the MD&C Committee defined Operating EBITDA to exclude the impacts of the Company's recycling brokerage business, which increased net Operating EBITDA results by $7 million. The MD&C Committee did not make any adjustments to the defined calculation of Operating EBITDA for 2021 and 2022. The MD&C Committee approved adjustments to the calculation of Operating EBITDA for 2020 on a basis consistent with the reporting of our 2020 financial results, excluding (a) $155 million of costs related to the acquisition and integration of ADS; (b) $46 million in costs in connection with COVID-19 and (c) $27 million in costs related to strategic initiatives launched in 2020 after the performance measures had been established.

Tabular Disclosure of Most Important Measures to Determine 2022 CAP

The five items listed below represent the most important measures used to determine CAP for 2022 for all of our NEOs, as each measure and its impact on executive compensation is further described in our *Compensation Discussion and Analysis*.

Most Important Performance Measures
TSR Relative to the S&P 500
Cash Flow Generation
Operating EBITDA
Income from Operations Margin
Internal Revenue Growth

Narrative Disclosure to Pay Versus Performance Table

The following charts reflect the relationship of CAP over the three-year period ended December 31, 2022 to trends in the Company's TSR, net income and operating EBITDA over the same period. In addition, the first chart below reflects that the Company's TSR is highly-aligned with the Peer Group TSR.

We believe variations in CAP due to use of ASC Topic 718 fair values for three years of outstanding equity grants at specified points in time have resulted in CAP for the three-year period presented not having a direct correlation to Company performance trends. However, we generally believe our CAP, and our CAP relative to our TSR, net income and operating EBITDA, is reflective of our use of equity incentives that are tied to stock price, strong operational performance and financial results, consistent above-target performance on financial compensation metrics and our TSR relative to the S&P 500 having exceeded the 50th percentile since 2020. Due to the size of our President and CEO's annual equity incentive award and the fact that nearly three-quarters of our President and CEO's compensation is tied to such equity incentive awards, above target performance has a more pronounced impact on his CAP, relative to our non-CEO NEOs. Operating EBITDA is identified as our CSM because it is assigned the heaviest weighting, at 50%, in our annual cash incentive awards, making it the most important *annual* financial performance measure used to link executive pay and Company performance in 2022.





RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(ITEM 2 ON THE PROXY CARD)

Our Board of Directors, upon the recommendation of the Audit Committee, has ratified the selection of Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2023, subject to ratification by our stockholders. Representatives of Ernst & Young LLP will attend the Annual Meeting. They will be able to make a statement if they want, and will be available to answer appropriate questions from stockholders.

Although ratification of the selection of Ernst & Young LLP is not required by our By-laws or otherwise, we are submitting the selection to stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good governance. If our stockholders do not ratify our selection, it will be considered a direction to our Board and Audit Committee to consider selecting another firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change is in the best interests of the Company and our stockholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2022	2021
	(In millions)	
Audit Fees	**$6.5**	**$5.9**
Audit-Related Fees	**0.2**	**0.3**
Tax Fees	**—**	**—**
All Other Fees	**—**	**—**
Total	**$6.7**	**$6.2**

Audit fees include fees for the annual audit, reviews of the Company's Quarterly Reports on Form 10-Q, work performed to support the Company's debt issuances, accounting consultations, and separate subsidiary audits required by statute or regulation. Audit-related fees include assessment services related to the data collection for externally reported ESG information and services related to the implementation of the Company's new enterprise resource planning and human capital management system.

The Audit Committee has adopted procedures for the approval of Ernst & Young LLP's services and related fees. At the beginning of each year, all audit and audit-related services, tax fees and other fees for the upcoming audit are provided to the Audit Committee for approval. The services are grouped into significant categories and provided to the Audit Committee in the format shown above. All projects that have the potential to exceed $100,000 are separately identified and reported to the Committee for approval. The Audit Committee Chairman has the authority to approve additional services, not previously approved, between Committee meetings. Any additional services approved by the Audit Committee Chairman between Committee meetings are reported to the full Audit Committee at the next regularly scheduled meeting. The Audit Committee is updated on the status of all services and related fees at every regular meeting. In 2022 and 2021, the Audit Committee or Audit Committee Chairman pre-approved all audit and audit-related services performed by Ernst & Young LLP. As set forth in the Audit Committee Report, the Audit Committee has considered whether the provision of these audit-related services is compatible with maintaining auditor independence and has determined that it is.

VOTE REQUIRED FOR APPROVAL

Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present at the meeting, in person or represented by proxy, and entitled to vote.

FOR ✓   **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2023.**

 

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(ITEM 3 ON THE PROXY CARD)

Pursuant to Section 14A of the Exchange Act, stockholders are entitled to an advisory (non-binding) vote on compensation programs for our named executive officers (sometimes referred to as "say on pay"). The Board of Directors has determined that it will include this "say on pay" vote in the Company's proxy materials annually, pending consideration of future advisory stockholder votes on the frequency of this advisory vote on executive compensation.

We encourage stockholders to review the *Compensation Discussion and Analysis* included in this Proxy Statement. The Company has designed its executive compensation program to be supportive of, and align with, the strategy of the Company and the creation of stockholder value, while discouraging excessive risk-taking. The following key structural elements and policies, discussed in more detail in the *Compensation Discussion and Analysis*, further the objective of our executive compensation program and evidence our dedication to competitive and reasonable compensation practices that are in the best interests of stockholders:

- a significant majority of our named executive's target compensation is linked to Company performance and long-term equity awards, which aligns executives' interests with those of stockholders;

- our total direct compensation opportunities for named executive officers are targeted to fall in a range around the competitive median;

- performance-based awards include threshold, target and maximum payouts correlating to a range of performance outcomes and are based on a variety of indicators of performance, which limits risk-taking behavior;

- performance stock units with a three-year performance period, as well as stock options that vest over a three-year period, link executives' interests with long-term performance and reduce incentives to maximize performance in any one year;

- all of our executive officers are subject to stock ownership guidelines, which we believe demonstrates a commitment to, and confidence in, the Company's long-term prospects;

- the Company has clawback provisions in its equity award agreements and executive officer employment agreements, and has adopted a clawback policy applicable to annual incentive compensation, designed to recoup compensation when cause and/or misconduct are found; and

- the Company has adopted policies that limit executive officer severance benefits and prohibit it from entering into agreements with executive officers that provide for certain death benefits or tax gross-up payments.

The Board strongly endorses the Company's executive compensation program and recommends that the stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the Company's named executive officers as described in this Proxy Statement under "Executive Compensation," including the *Compensation Discussion and Analysis* and the tabular and narrative disclosure contained in this Proxy Statement, is hereby APPROVED.

VOTE REQUIRED FOR APPROVAL

Approval of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present at the meeting, in person or represented by proxy, and entitled to vote. Because the vote is advisory, it will not be binding, and neither the Board nor the MD&C Committee will be required to take any action as a result of the outcome of the vote on this proposal. The MD&C Committee will carefully consider the outcome of the vote in connection with future executive compensation arrangements.

> **FOR** ✓ **THE BOARD RECOMMENDS THAT YOU VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION.**



ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

(ITEM 4 ON THE PROXY CARD)

Stockholders are asked to cast an advisory (non-binding) vote on whether future "say on pay" advisory votes should occur every year, every two years or every three years.

The Board has determined that an advisory vote on executive compensation that occurs annually is the most appropriate interval. Conducting an advisory vote on executive compensation every year will enhance stockholder communication and provide the Company with regular feedback on its executive compensation practices and philosophy. Accordingly, our Board recommends you vote for a one-year interval for the advisory vote on executive compensation.

VOTE REQUIRED FOR APPROVAL

The proxy card provides stockholders with the opportunity to choose among four options (holding the vote every year, every two years or every three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the Board's recommendation. The option receiving a majority of the votes cast — every year, every two years or every three years — will be the frequency that stockholders approve. If none of the frequency options receive a majority of the votes cast, the option receiving the greatest number of votes cast will be the frequency that stockholders approve. Because the vote is advisory, it will not be binding upon the Board or the MD&C Committee. However, the MD&C Committee will carefully consider the outcome of the vote when deciding how often to conduct future stockholder advisory votes on executive compensation.

FOR ✓	**THE BOARD RECOMMENDS THAT YOU VOTE FOR THE OPTION OF EVERY YEAR FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.**

APPROVAL OF 2023 STOCK INCENTIVE PLAN

(ITEM 5 ON THE PROXY CARD)

Stockholders are asked to consider and vote upon a proposal to approve the Company's 2023 Stock Incentive Plan, which we refer to as the 2023 Plan. Upon the recommendation of the MD&C Committee, the Board of Directors approved the 2023 Plan, subject to receipt of stockholder approval at our 2023 Annual Meeting. The Board believes that approval of the 2023 Plan is in the best interests of the Company and its stockholders.

The principal features of the 2023 Plan are summarized below. The following summary of the 2023 Plan does not purport to be a complete description of all of the provisions of the 2023 Plan. It is qualified in its entirety by reference to the complete text of the 2023 Plan, which is attached to this Proxy Statement as Appendix A.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE 2023 STOCK INCENTIVE PLAN.

As discussed in our *Compensation Discussion and Analysis* included in this Proxy Statement, performance-based pay elements, including equity-based awards, are key components of our overall compensation program. As of December 31, 2022, approximately 16.1 million shares remained available for issuance with respect to future grants of awards under our 2014 Stock Incentive Plan (the "2014 Plan"), but our ability to use those shares for new equity-based awards is considerably limited, as the terms of the 2014 Plan prohibit the granting of awards after May 13, 2024. The 2023 Plan is designed to allow the Company to continue to attract and retain highly-qualified persons to serve as officers, non-employee directors and key employees of the Company and/or its affiliates and to align their interests more closely with the interests of the Company's stockholders, as well as provide incentives and reward opportunities designed to enhance the profitable growth of the Company.

CERTAIN FEATURES OF THE 2023 PLAN

The following features of the 2023 Plan are designed to reinforce the alignment between equity compensation arrangements and stockholders' interests:

No Discounting of Stock Options.   The 2023 Plan prohibits the granting of stock options and stock appreciation rights with an exercise price less than the fair market value of our Common Stock on the date of grant.

No Repricing or Replacement of Underwater Stock Options.   The 2023 Plan prohibits, without stockholder approval, actions to amend any outstanding option award to lower the exercise price, cancel and replace any outstanding option award with an option award having a lower exercise price or repurchase any option at any time when the fair market value of the Common Stock is less than the option exercise price.

Limitation on Terms of Stock Options.   The maximum term of each stock option is ten years.

Minimum Vesting Period. The 2023 Plan provides for a minimum vesting period of at least one year for all awards granted under the 2023 Plan, subject to an exception for up to 5% of the total shares authorized for issuance under the 2023 Plan for which our Board of Directors may retain discretion and certain other limited exceptions as set forth in the 2023 Plan.

No Dividends on Unearned Awards.   The 2023 Plan prohibits payment of dividends or dividend equivalents on outstanding awards until the vesting or performance conditions have been satisfied, although dividends and dividend equivalents may accrue subject to satisfaction of such conditions.

No Liberal Definition of "Change in Control."   No corporate change or change in control would be triggered solely by stockholder approval of a business combination transaction (see our "Corporate Change" description below).

Clawback.   All awards granted under the 2023 Plan will be subject to any written clawback policies that the Company has adopted or may adopt in the future, whether required pursuant to or related to any applicable law, government regulation or stock exchange listing.

EFFECT OF PROPOSAL ON EXISTING INCENTIVE COMPENSATION PLANS

The Company has outstanding equity-based compensation awards under its 2009 Stock Incentive Plan and 2014 Plan. Only our 2014 Plan is currently available for making additional equity-based grants. As of December 31, 2022, 16,125,149 shares remained available for issuance pursuant to future grants of awards under our 2014 Plan, assuming that outstanding PSUs payout up to the maximum performance level. This number was subsequently decreased by approximately 963,644 net shares as a result of subsequent adjustments, including (a) a reduction for equity-based awards granted between January 1, 2023 and March 14, 2023, also assuming payout up to the maximum performance level for the newly-granted PSUs, and (b) a credit for the difference between the previously-reserved maximum 200% payout on the PSUs with a performance period ended December 31, 2022 and the actual 175.11% payout in February 2023. The remaining 15,161,485 shares as of March 14, 2023, which will be further reduced by one share for every share subject to an equity-based award granted under our 2014 Plan after March 14, 2023 and prior to the date that the 2023 Plan is approved by our stockholders, are referred to as the "Rollover Shares". If our stockholders do not approve the 2023 Plan, then the 2014 Plan will remain in effect in accordance with its terms, although the terms of the 2014 Plan prohibit the granting of new awards after May 13, 2024. Therefore, unless the 2023 Plan is approved by our stockholders, we will be considerably limited in our ability to continue providing equity-based incentive compensation and retention awards. In this event, the MD&C Committee would be required to significantly revise its compensation philosophy and devise other programs to attract, retain and compensate officers, key employees and non-employee directors. If the 2023 Plan is approved by our stockholders, we intend to use the Rollover Shares for the available 2023 Plan share pool and no new awards will be granted under the 2014 Plan. We are not requesting that our stockholders approve shares in addition to the Rollover Shares for issuance pursuant to the 2023 Plan.

DETERMINATION OF MAXIMUM AGGREGATE AUTHORIZED SHARES

In determining the maximum aggregate number of authorized shares under the 2023 Plan for which stockholder approval is being sought, the MD&C Committee considered a number of factors, including:

Number of Eligible Employees. Based on current equity award granting practices, grants would be limited to approximately 1,350 employees (including nine executive officers) and nine non-employee directors under the 2023 Plan.

Historical Amounts of Equity Awards. Our three-year annual number of shares granted, calculated on our understanding of the methodology utilized by the Proxy Advisory Services division of Institutional Shareholder Services, Inc. ("ISS"), was approximately 985,000 shares in 2022, 1,154,000 shares in 2021, and 1,168,000 shares in 2020. However, these amounts are not necessarily indicative of the shares that might be awarded in future years under the 2023 Plan.

Historical Equity Award Burn Rate. Our three-year average annual equity grant rate, or "burn rate," for the 2020-2022 period, calculated on our understanding of the methodology utilized by ISS, was 0.15%, which was lower than ISS's maximum burn rate guidance of 0.77% for our industry classification.

Current and Projected Overhang Percentage. As of December 31, 2022, we had 20,455,822 shares of Common Stock subject to outstanding equity awards or available for future equity awards under our equity compensation plans, which represented approximately 5.02% of nondiluted common shares outstanding, calculated on our understanding of the methodology utilized by ISS. As of March 14, 2023, we had 1,295,115 full value awards issued and outstanding and 3,214,042 stock options outstanding under our equity compensation plans. As of that date, the weighted average exercise price of the outstanding stock options was $111.59 and the weighted average remaining term for the outstanding stock options was 6.90 years. The 19,670,642 shares of Common Stock subject to outstanding equity awards or available for future equity awards as of March 14, 2023 represented approximately 4.84% of nondiluted common shares outstanding. As of March 14, 2023, a total of 406,767,204 shares of Common Stock were outstanding. As of March 14, 2023, 15,161,485 shares remained available for issuance pursuant to future grants under our 2014 Plan.

Anticipated Duration. If we continue making equity awards consistent with our practices over the past three years as set forth above, we estimate that the Rollover Shares will be sufficient for 2023 Plan awards for at least three years. However, the three-year estimate provided in the preceding sentence is provided for illustrative purposes only and the MD&C Committee retains the discretion to change its grant practices, subject to the limits set forth in the 2023 Plan.

SUMMARY OF PRINCIPAL FEATURES OF THE 2023 PLAN

Eligibility. Awards may be granted under the 2023 Plan only to persons who, at the time of grant, are employees or service providers of the Company or its affiliates and non-employee directors. Incentive stock options may be granted only to employees of the Company or its affiliates.

Administration.   The 2023 Plan may be administered by the MD&C Committee or by such other committee comprised of two or more non-employee directors appointed by the Board to administer the 2023 Plan (the MD&C Committee, or such other duly appointed committee, referred to for purposes of this proposal as the "MD&C Committee"). Subject to the terms of the 2023 Plan, the MD&C Committee shall have total and exclusive responsibility to control, operate, manage and administer the 2023 Plan in accordance with its terms, including, without limitation, selecting the individuals to whom awards may be granted, the time or times at which such awards are granted, and the terms of such awards. The 2023 Plan generally gives the MD&C Committee broad authority, subject to the terms of the 2023 Plan, to enable it to discharge its responsibilities with respect to the 2023 Plan and, subject to certain limitations, delegate such authority to certain of our officers.

Number of Authorized Shares.   The aggregate maximum number of shares of Common Stock that may be issued under the 2023 Plan, and the aggregate maximum number of shares of Common Stock that may be issued under the 2023 Plan through Incentive Stock Options, shall be equal to the number of Rollover Shares. In the discretion of the MD&C Committee, the shares of Common Stock issuable under the 2023 Plan will consist of authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares. As of March 14, 2023, a total of 406,767,204 shares of Common Stock were outstanding.

Shares shall be deemed to have been issued under the 2023 Plan only to the extent actually issued and delivered pursuant to an award. To the extent that an award lapses or the rights of its holder terminate, any shares of Common Stock subject to such award shall again be available for the grant of an award under the 2023 Plan. Shares issued under the 2023 Plan (or under the 2014 Plan) that are forfeited back to the 2023 Plan, shares subject to any award (or any award under the 2014 Plan) that expires, is cancelled or settled for cash, in each case, to the extent of such forfeiture, expiration, cancellation or cash settlement, such shares shall be added to the shares available for awards under the 2023 Plan on a one-for-one basis. Shares (a) surrendered in payment of the exercise price or purchase price of an award, (b) shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an award, (c) shares subject to a stock appreciation right that are not issued in connection with its stock settlement on exercise thereof, and (d) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options, in all such cases, shall not be added back to the 2023 Plan and shall not again be available for the grant of an award under the 2023 Plan. In addition, the number of shares authorized under the 2023 Plan is subject to adjustment in the case of corporate events such as recapitalizations, stock splits and stock dividends, as described below. Shortly following approval of the 2023 Plan, the Company will file a post-effective amendment to the Form S-8 Registration Statement for the 2014 Plan, indicating that such registration statement will also cover the issuance of the Rollover Shares under the 2023 Plan.

Limits on Awards to Non-Employee Directors.   The aggregate grant date fair value (computed in accordance with generally accepted accounting principles in the United States) of all awards granted to any non-employee director during any single calendar year, plus the total cash compensation paid to such non-employee director for services rendered for such calendar year shall not exceed $1,000,000; provided however, that this limitation shall not apply to any amounts, including any severance, consulting fees or similar fees, paid to a non-employee director for prior or current service as an employee or consultant of the Company.

Adjustments for Capital Structure Changes.   If the Company recapitalizes, reclassifies its capital stock, otherwise changes its capital structure, effects a subdivision or consolidation of shares of Common Stock or pays a stock dividend on Common Stock without receipt of consideration by the Company, the number and class of shares of Common Stock or other property covered by an award and the purchase price per share of Common Stock or other consideration subject to such award shall be equitably adjusted as set forth in the 2023 Plan. In addition, the MD&C Committee may, at its discretion, make adjustments to awards upon certain other non-ordinary distributions or changes in capitalization.

Minimum Vesting Period.   All equity-based awards granted under the 2023 Plan shall vest no earlier than the first anniversary of the date the award is granted (excluding, for this purpose, any (a) substitute awards and (b) shares delivered in lieu of fully vested cash awards). Notwithstanding the foregoing, such minimum vesting periods shall not apply to awards involving an aggregate number of shares of Common Stock not in excess of 5% of the total shares authorized for issuance under the 2023 Plan.

No Repricing or Repurchase of Underwater Options.   The MD&C Committee may not, without approval of the stockholders of the Company, amend any outstanding option agreement to lower the exercise or grant price of a stock option, cancel and replace any outstanding option agreement with an option agreement having a lower exercise or grant price, exchange any outstanding option agreement for cash or for another award, or repurchase any option at a time when the fair market value of the Common Stock is less than the exercise or grant price, except in each case, in the event of a reorganization or recapitalization event, as set forth in the 2023 Plan.

Clawback.   All awards granted under the 2023 Plan will be subject to any written clawback policies that the Company has adopted or may adopt in the future, whether required pursuant to or related to any applicable law, government regulation or stock exchange listing.

Transferability.   Awards are generally not transferable other than (a) by will or the laws of descent and distribution, (b) pursuant to a qualified domestic relations order as defined by the IRC or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (c) with the consent of the MD&C Committee. Awards may not be transferred to a third party financial institution for value.

Performance-based vesting.   All awards granted under the 2023 Plan may be designed to vest upon the satisfaction of performance conditions as well as service-based vesting conditions. The MD&C Committee shall have sole discretion over determining the appropriate vesting conditions for any award granted pursuant to the 2023 Plan.

TYPES OF AWARDS

The 2023 Plan permits the granting of any or all of the following types of awards:

Stock Options.   Stock options entitle the holder to purchase a specified number of shares of Common Stock at a specified price (the exercise price), subject to the terms and conditions of the stock option grant. The MD&C Committee may grant either incentive stock options, which must comply with Section 422 of the IRC, or nonqualified stock options. The MD&C Committee sets exercise prices and terms, except that stock options must be granted with an exercise price not less than 100% of the fair market value of the Common Stock on the date of grant. In addition, if the recipient of an incentive stock option is a 10% or greater stockholder, the exercise price for the incentive stock option may not be less than 110% of the fair market value on the date of grant. Fair market value generally means, as of a given date, the average of the highest and lowest sales price per share of such Common Stock on the New York Stock Exchange. At the time of grant, the MD&C Committee determines the terms and conditions of stock options, including the quantity, exercise price, vesting and forfeiture conditions, term (which cannot exceed ten years) and other conditions on exercise.

Stock Appreciation Rights.   The MD&C Committee may grant stock appreciation rights, or SARs, as a right in tandem with the number of shares underlying stock options granted under the 2023 Plan or as a freestanding award. Upon exercise, SARs entitle the holder to receive payment per share in stock or cash, or in a combination of stock and cash, as determined by the MD&C Committee, equal to the excess of the share's fair market value on the date of exercise over the grant price of the SAR. The grant price of a tandem SAR is equal to the exercise price of the related stock option and the grant price for a freestanding SAR is determined by the MD&C Committee in accordance with the procedures described above for stock options. Exercise of an SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. At the time of grant, the MD&C Committee determines the terms and conditions of SARs, including the quantity, grant price, vesting and forfeiture conditions, term and other conditions on exercise.

Restricted Stock.   A restricted stock award is a grant of shares of Common Stock subject to a risk of forfeiture, restrictions on transferability, or any other restrictions imposed by the MD&C Committee in its discretion. Aside from the risk of forfeiture and non-transferability, an award of restricted stock will entitle the participant to the rights of a stockholder, including the right to vote the shares and to receive accruals for dividends (although no dividends will actually become payable unless the underlying restricted stock award becomes vested).

Restricted Stock Units.   Restricted stock units are rights to receive Common Stock, cash, or a combination of both at the end of a specified period. Settlement of restricted stock units will occur upon vesting or upon expiration of any applicable deferral period specified for such awards by the MD&C Committee**.**

Phantom Stock.   Phantom stock awards are rights to receive the fair market value of a share of Common Stock, or rights to receive an amount equal to any appreciation or increase in the fair market value of Common Stock over a specified period of time, which vest over a period of time as established by the Committee. Phantom stock awards may be designed as SARs, as described above.

Bonus Stock Awards.   Bonus stock awards may be granted to any eligible person as a bonus, as additional compensation, or in lieu of cash compensation any such eligible person is otherwise entitled to receive, in such amounts and subject to such other terms as the MD&C Committee in its discretion determines to be appropriate.

Cash Awards.   Cash awards may be granted to any eligible person on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the 2023 Plan. The MD&C Committee shall determine the amount and terms of the award as it deems appropriate.

Other Stock-Based Awards.   Other stock-based awards may be granted to any eligible person. Subject to applicable legal limitations and the terms of the 2023 Plan, other stock-based awards shall be related to Common Stock (in terms of being valued, denominated, paid or otherwise defined by reference to Common Stock). Such other stock-based awards may include, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Stock, purchase rights for Common Stock, awards with value and payment contingent upon performance of the company or any other factors designated by the MD&C Committee.

EFFECT OF A CORPORATE CHANGE

In the event of a Corporate Change (as defined below), the MD&C Committee shall, in connection with such Corporate Change, take one of the following actions with respect to outstanding awards under the 2023 plan (which may vary among participants and awards), which such actions may be taken without the consent of any participant or holder of an award: (a) accelerate the time at which stock options or SARs then outstanding may be exercised so that such awards may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the MD&C Committee, after which specified date all such unexercised awards and all rights of participants thereunder shall terminate; (b) require the mandatory surrender to the Company by all or selected participants of some or all of the outstanding stock options or SARs held by such participants (irrespective of whether such awards are then exercisable under the provisions of the 2023 Plan) as of a date, before or after such Corporate Change, specified by the MD&C Committee, in which event the MD&C Committee shall thereupon cancel such awards and the Company shall pay (or cause to be paid) to each participant an amount of cash per share equal to the excess, if any, of Change of Control Value (as defined in the 2023 Plan) of the shares subject to such awards over the exercise price(s) under such awards for such shares; or (c) make such adjustments in the number and type of shares (or other securities or property) subject to outstanding awards as the MD&C Committee deems appropriate to reflect such Corporate Change and prevent the dilution or enlargement of rights, including, without limitation, adjusting such an award to provide that the number and class of shares of Common Stock covered by such award shall be adjusted so that such award shall thereafter cover securities of the surviving or acquiring corporation or other property (including, without limitation, cash) as determined by the MD&C Committee in its sole discretion.

The 2023 Plan deems a "Corporate Change" to have occurred if (a) the Company shall not be the surviving entity in any consummated merger, consolidation or other business combination or reorganization (or survives only as a subsidiary of an entity), (b) the Company sells, leases, or exchanges all or substantially all of its assets to any other person or entity, (c) the Company is dissolved and liquidated, (d) any person or entity, including a "group" (as contemplated by section 13(d)(3) of the Exchange Act) acquires or gains ownership or control (including, without limitation, the power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (e) as a result of or in connection with a contested election of directors of the Company, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board of Directors.

TERM, TERMINATION AND AMENDMENT OF THE 2023 PLAN

Our Board of Directors in its discretion may terminate the 2023 Plan at any time with respect to any shares of Common Stock for which awards have not been granted. The Board of Directors shall have the right to alter or amend the 2023 Plan or any part thereof from time to time; provided that, unless otherwise provided for in the 2023 Plan, no change in the 2023 Plan may be made that would materially impair the rights of a participant with respect to an outstanding award without the consent of the participant, and the Board of Directors may not, without approval of the stockholders of the Company, (a) amend the 2023 Plan to increase the aggregate maximum number of shares that may be issued under the 2023 Plan, increase the aggregate maximum number of shares that may be issued under the 2023 Plan through Incentive Stock Options, or change the class of individuals eligible to receive awards under the 2023 Plan or (b) amend or delete the restriction on repricing of options.

NEW PLAN BENEFITS AND PREVIOUS AWARDS

A new plan benefits table for the 2023 Plan and the benefits or amounts that would have been received by or allocated to participants for the last completed fiscal year under the 2023 Plan if the 2023 Plan was then in effect, as described in the SEC's proxy rules, are not provided because all awards made under the 2023 Plan will be made at the MD&C Committee's discretion, subject to the terms of the 2023 Plan. Therefore, the benefits and amounts that will be received or allocated under the 2023 Plan are not determinable at this time, and a New Plan Benefits Table has not been provided.

In 2022, we granted awards under the 2014 Plan to our named executive officers, non-employee directors and to other eligible employees. The 2022 grants to the named executive officers are reflected in the Grants of Plan-Based Awards table above. The equity grant program for our non-employee directors is described under the Non-Employee Director Compensation section in this Proxy Statement.

FEDERAL INCOME TAX INFORMATION

The following is a brief summary of the U.S. federal income tax consequences of the 2023 Plan generally applicable to the Company and to participants in the 2023 Plan who are subject to U.S. federal taxes. The summary is based on the IRC, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this Proxy Statement, and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws. The specific tax consequences to a participant will depend upon a participant's individual circumstances.

Nonqualified Stock Options.   A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our Common Stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The participant's tax basis for the Common Stock acquired under a nonqualified stock option will be equal to the exercise price paid for such Common Stock, plus any amounts included in the participant's income as compensation.

Incentive Stock Options.   A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment with us or a 50%-or-more owned subsidiary or within three months after such employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes. However, the amount by which the fair market value of Common Stock on the exercise date of an incentive stock option exceeds the exercise price generally will constitute an item that increases the participant's "alternative minimum taxable income." The federal alternative minimum tax may produce significant tax repercussions depending upon the participant's particular tax status. In addition, to the extent that the fair market value (determined as of the date of grant) of the Common Stock with respect to which the participant's incentive stock options are exercisable for the first time during any year exceeds $100,000, the incentive stock options for the Common Stock over $100,000 will be treated as nonqualified stock options, and not incentive stock options for federal tax purposes. The tax consequences of an untimely exercise of an incentive stock option will be determined in accordance with rules applicable to nonqualified stock options, discussed below.

If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be. The participant's basis in the Common

Stock will be increased by an amount equal to the amount treated as ordinary income due to such disqualifying disposition. In this case, we may claim an income tax deduction at the time of the disqualifying disposition for the amount taxable to the participant as ordinary income.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of Common Stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of our Common Stock on the date of grant and no additional deferral feature. Upon the exercise of an SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Restricted Stock Awards, Restricted Stock Unit Awards and Phantom Stock Awards. A participant generally will not have taxable income upon the grant of restricted stock, restricted stock units or phantom stock awards. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock awards only, a participant may instead elect under Section 83(b) of the IRC within 30 days of the date of transfer of the restricted shares to be taxed at ordinary income tax rates on the full fair market value of the restricted shares over the purchase price, if any, of such shares. If the election is made, the basis of the shares so acquired will be equal to the fair market value at the time of grant plus the purchase price (if any) paid by the participant. No tax will be payable upon the subsequent lapse or release of the restrictions, and any gain or loss upon disposition will be a capital gain or loss.

Unrestricted Stock Awards (Bonus stock). Upon receipt of an unrestricted stock award, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid by the participant with respect to the shares.

Other Stock or Cash-Based Awards. The U.S. federal income tax consequences of other stock or cash-based awards will depend upon the specific terms of each award.

Tax Consequences to the Company. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the IRC and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the IRC.

Code Section 409A. Certain awards under the 2023 Plan may be considered "nonqualified deferred compensation" subject to Code Section 409A, which imposes additional requirements on the payment of deferred compensation. Generally, options and SARs with an exercise price at least equal to the fair market value of the underlying Common Stock on the date of grant and restricted stock will not be considered deferred compensation if such awards do not include any other feature providing for the deferral of compensation. Failure to follow the provisions of Code Section 409A can result in taxation to the grantee of a 20% additional tax and interest on the taxable amount and, depending on the state, additional state taxes. We intend that awards granted under the 2023 Plan comply with, or otherwise be exempt from, Code Section 409A, but make no representation or warranty to that effect.

Employment Tax. In general, the amount that a participant recognizes as ordinary income under an award also is treated as "wages" for purposes of the Federal Insurance Contributions Act ("FICA"). The participant and the company must pay equal amounts of federal employment tax under FICA with respect to the participant's wages. Such amounts are subject to tax withholding by us.

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the 2023 Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of Common Stock or otherwise settle an award under the 2023 Plan until all tax withholding obligations are satisfied.

VOTE REQUIRED FOR APPROVAL

Approval of the 2023 Plan requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock present at the meeting, in person or represented by proxy, and entitled to vote.

FOR ✓	**THE BOARD RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE 2023 STOCK INCENTIVE PLAN.**

OTHER MATTERS

The Company does not intend to bring any other matters before the Annual Meeting, nor does the Company have any present knowledge that any other matters will be presented by others for action at the meeting. If any other matters are properly presented, your proxy card authorizes the people named as proxy holders to vote using their judgment.

APPENDIX A

WASTE MANAGEMENT, INC.

2023 STOCK INCENTIVE PLAN

I. PURPOSE OF THE PLAN

The purpose of the **WASTE MANAGEMENT, INC. 2023 STOCK INCENTIVE PLAN** (the "*Plan*") is to provide a means through which **WASTE MANAGEMENT, INC.**, a Delaware corporation (the "*Company*"), and its Affiliates may attract and retain able persons to serve as Directors or Consultants or to enter the employ of the Company and its Affiliates and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership or other awards, thereby strengthening their concern for the welfare of the Company and its Affiliates and their desire to remain employed by, or continue providing services to, the Company and its Affiliates. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Affiliates. Accordingly, the Plan provides for granting Incentive Stock Options, Options that do not constitute Incentive Stock Options, Restricted Stock Awards, Restricted Stock Unit Awards, Phantom Stock Awards, Bonus Stock Awards, Cash Awards, Other Stock-Based Awards or any combination of the foregoing, as is best suited to the circumstances of the particular Eligible Person as provided herein.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "***Affiliate***" means any corporation, partnership, limited liability company or partnership, association, trust, or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

(b) "***Award***" means, individually or collectively, any Option, Restricted Stock Award, Restricted Stock Unit Award, Phantom Stock Award, Bonus Stock Award, Cash Award or Other Stock-Based Award.

(c) "***Award Agreement***" means, a written agreement between the Company and a Participant with respect to an Award, which may also be in electronic form.

(d) "***Board***" means the Board of Directors of the Company.

(e) "***Bonus Stock Award***" means an Award granted under Paragraph XI of the Plan.

(f) "***Bonus Stock Award Agreement***" means a written agreement between the Company and a Participant with respect to a Bonus Stock Award.

(g) "***Cash Award***" means an Award denominated in cash granted under Paragraph XII.

(h) "***Change of Control Value***" shall have the meaning assigned to such term in Paragraph XIV(c) of the Plan.

(i) "***Code***" means the Internal Revenue Code of 1986, as amended from time to time. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(j) "***Committee***" means the Management Development and Compensation Committee of the Board or such other committee that is selected by the Board, in conformance with Paragraph IV(a).

(k) "***Common Stock***" means the common stock, par value $0.01 per share, of the Company, or any security into which such common stock may be changed by reason of any transaction or event of the type described in Paragraph XIV.

(l) "***Company***" means Waste Management, Inc., a Delaware corporation.

(m) "**Consultant**" means any person who is not an Employee or a Director and who is providing advisory or consulting services to the Company or any Affiliate.

(n) "**Corporate Change**" shall have the meaning assigned to such term in Paragraph XIV(c) of the Plan.

(o) "**Director**" means an individual who is a member of the Board, or, where the context of the Plan so permits, a member of the board of directors (or any analogous governing body) of an Affiliate of the Company.

(p) "**Dividend Equivalents**" means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable by the Company on one share of Common Stock to stockholders of record, which, in the discretion of the Committee, may be awarded in connection with any Award (except for an Option or Stock Appreciation Right) under the Plan on a like number of shares of Common Stock under such Award.

(q) "**Effective Date**" shall have the meaning assigned to such term in Paragraph III.

(r) "**Eligible Person**" means any individual who, as of the date of grant of an Award, is an officer or Employee of the Company or of any Affiliate, and any other person who provides services to the Company or any Affiliate, including Directors of the Company; provided, however, that, any such individual must be an "employee" of the Company or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an Award that may be settled in Common Stock. An Employee on leave of absence may be an Eligible Person.

(s) "**Employee**" means any person (including a Director) in an employment relationship with the Company or any Affiliate.

(t) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(u) "**Fair Market Value**" means, as to a share of Common Stock, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the average of the highest and lowest sales price per share of such Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if shares of Common Stock are not so listed but are quoted by The Nasdaq Stock Market, Inc., the average of the highest and lowest sales price per share of Common Stock reported on the consolidated transaction reporting system for The Nasdaq Stock Market, Inc., or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, or, at the discretion of the Committee, the price prevailing as quoted by The Nasdaq Stock Market, Inc. on that date, (iii) if shares of Common Stock are not so listed or quoted, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations are available, as reported by The Nasdaq Stock Market, Inc., or, if not reported by The Nasdaq Stock Market, Inc., by the National Quotation Bureau Incorporated or (iv) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose or any other valuation deemed to be consistent with the requirements of the Nonqualified Deferred Compensation Rules.

(v) "**Forfeiture Restrictions**" shall have the meaning assigned to such term in Paragraph VIII(a) of the Plan.

(w) "**Incentive Stock Option**" means an incentive stock option within the meaning of Section 422 of the Code.

(x) "**Nonqualified Deferred Compensation Rules**" means the limitations and requirements of Section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(y) "**Option**" means an Award granted under Paragraph VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options that do not constitute Incentive Stock Options to purchase Common Stock.

(z) "**Option Agreement**" means a written agreement between the Company and a Participant with respect to an Option.

(aa) "**Other Stock-Based Award**" means an Award granted to an Eligible Person under Paragraph XIII.

(bb) "**Participant**" means an Eligible Person who has been granted an Award.

(cc) "**Phantom Stock Award**" means an Award granted under Paragraph X of the Plan.

(dd) "**Phantom Stock Award Agreement**" means a written agreement between the Company and a Participant with respect to a Phantom Stock Award.

(ee) "**Plan**" means the Waste Management, Inc. 2023 Stock Incentive Plan, as amended from time to time.

(ff) "**Prior Plan**" means the Waste Management, Inc. 2014 Stock Incentive Plan.

(gg) "**Qualified Member**" means a member of the Board who is (i) a "non-employee director" within the meaning of Rule 16b-3(b)(3), and (ii) "independent" under the listing standards or rules of the securities exchange upon which the Common Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.

(hh) "**Restricted Stock Agreement**" means a written agreement between the Company and a Participant with respect to a Restricted Stock Award.

(ii) "**Restricted Stock Award**" means an Award granted under Paragraph VIII of the Plan.

(jj) "**Restricted Stock Unit Award**" means an Award granted under Paragraph IX of the Plan.

(kk) "**Restricted Stock Unit Award Agreement**" means a written agreement between the Company and a Participant with respect to a Restricted Stock Unit Award.

(ll) "**RSUs**" shall have the meaning assigned to such term in Paragraph IX(a) of the Plan.

(mm) "**Rule 16b-3**" means Securities Exchange Commission Rule 16b-3 promulgated under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation, or statute fulfilling the same or a similar function.

(nn) "**Section 409A Payment Date**" shall have the meaning assigned to such term in Paragraph XVI(g) of the Plan.

(oo) "**Securities Act**" means the Securities Act of 1933, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(pp) "**Stock Appreciation Right**" means a right to acquire, upon exercise of the right, Common Stock and/or, in the sole discretion of the Committee, cash having an aggregate value equal to the then excess of the Fair Market Value of the shares with respect to which the right is exercised over the exercise price therefor. The Committee shall retain final authority to determine whether a Participant shall be permitted, and to approve an election by a Participant, to receive cash in full or partial settlement of a Stock Appreciation Right.

(qq) "**Substitute Awards**" shall mean Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall become effective following (a) its adoption by the Board and (b) its approval by the stockholders of the Company within 12 months of such adoption in a manner that satisfies the requirements of Section 422 of the Code and the regulations thereunder (the "**Effective Date**"). Notwithstanding any provision in the Plan to the contrary, no Option shall be exercisable, no Restricted Stock Award, Bonus Stock Award, Cash Award, or Other Stock-Based Award shall be granted, and no Restricted Stock Unit Award or Phantom Stock Award shall vest or become satisfiable prior to the Effective Date. No further Awards may be granted under the Plan after 10 years from the Effective Date. The Plan shall remain in effect until all Options granted under the Plan have been exercised or expired, all Restricted Stock Awards granted under the Plan have vested or been forfeited, and all Restricted Stock Unit Awards, Phantom Stock Awards, Bonus Stock Awards, Cash Awards, and Other Stock-Based Awards have been settled, forfeited, or expired.

IV. ADMINISTRATION

(a) **Composition of Committee**.   The Plan shall be administered by a committee of, and appointed by, the Board that shall be comprised solely of two or more Qualified Members.

(b) **Powers**.   Subject to the express provisions of the Plan, the Committee shall have authority, in its discretion, to determine which Eligible Persons shall receive an Award, the time or times when such Award shall be made, the type of Award that shall be made, the number of shares of Common Stock to be subject to each Option, Restricted Stock Award, or Bonus Stock Award, and the number of shares of Common Stock to be subject to or the value of each Restricted Stock Unit Award, Phantom Stock Award, or Other Stock-Based Award. In making such determinations the Committee shall take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contribution to the Company's success, and such other factors as the Committee in its sole discretion shall deem relevant.

(c) **Additional Powers**.   The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, this shall include the power to construe the Plan and the respective agreements executed hereunder, to prescribe, amend, suspend or waive rules and regulations relating to the Plan, to determine the terms, restrictions, and provisions of the agreement relating to each Award, including such terms, restrictions, and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may, in its discretion, amend the terms of any Award Agreement provided the amendment (i) is not adverse to the Participant, or (ii) is consented to by the Participant. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any agreement relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Plan or any such agreement into effect. All determinations and decisions made by the Committee on the matters referred to in this Paragraph IV and in construing the provisions of the Plan shall be conclusive.

(d) **Delegation of Authority by the Committee**.   Notwithstanding the preceding provisions of this Paragraph IV or any other provision of the Plan to the contrary, subject to the constraints of applicable law, the Committee may from time to time, in its sole discretion, delegate to the Chief Executive Officer of the Company (the "**CEO**") the administration (or interpretation of any provision) of the Plan, and the right to grant Awards under the Plan, insofar as such administration (and interpretation) and power to grant Awards relates to any person who is not then subject to Section 16 of the Exchange Act (including any successor section to the same or similar effect). Any such delegation may be effective only so long as the CEO is a member of the Board, and the Committee may revoke such delegation at any time. The Committee may put any conditions and restrictions on the powers that may be exercised by the CEO upon such delegation as the Committee determines in its sole discretion. In the event of any conflict in a determination or interpretation under the Plan as between the Committee and the CEO, the determination or interpretation, as applicable, of the Committee shall be conclusive.

(e) **Authority as to Non-Employee Directors**.   The Committee's actions respecting grants of Awards to non-employee Directors shall be in accordance with Board approval.

(f) **Liability**.   The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee of the Company or any Affiliate, the Company's legal counsel, independent auditors, Consultants or any other agents assisting in the administration of the Plan. No member of the Committee or its delegatee shall be liable for actions or inactions under the Plan except for willful misconduct or as expressly provided by law.

(g) **Participants in Non-U.S. Jurisdictions**.   Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any Affiliate operates or has employees, directors, or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of the Affiliates shall be covered by the Plan; (ii) determine which Employees, Directors, or other service providers outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to any Employees, Directors, or other service providers outside the United States to comply with applicable foreign laws or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub-plans and/or modifications shall be attached to the Plan as appendices), provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Paragraph V; and (v) take any action, before or after an Award is granted, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

V. SHARES SUBJECT TO THE PLAN; AWARD LIMITS; GRANT OF AWARDS

(a) **Shares Subject to the Plan and Award Limits**.   Subject to adjustment in the same manner as provided in Paragraph XIV with respect to shares of Common Stock subject to Options then outstanding, and subject to adjustment as provided in this Paragraph, the aggregate maximum number of shares of Common Stock that may be issued under the Plan, and the aggregate maximum number of shares of Common Stock that may be issued under the Plan through Incentive Stock Options, shall not exceed 15,161,485 shares, which will be further reduced by one share for every share subject to an equity-based award granted under our Prior Plan after March 14, 2023 and prior to the effective date of the Plan. No new awards will be granted under the Prior Plan. Shares shall be deemed to have been issued under the Plan only to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses or the rights of its holder terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award under the Plan. In addition, shares issued under the Plan (or under the Prior Plan) that are forfeited back to the Plan, shares subject to any Award (or any award under the Prior Plan) that expires, is cancelled or settled for cash, in each such case, to the extent of such forfeiture, expiration, cancellation or cash settlement, such shares shall be added to the shares available for Awards under the Plan on a one-for-one basis. Shares (i) surrendered in payment of the exercise price or purchase price of an Award, (ii) shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an Award, (iii) shares subject to a Stock Appreciation Right that are not issued in connection with its stock settlement on exercise thereof, and (iv) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, in all such cases, shall not be added back to the Plan and shall not again be available for the grant of an Award under the Plan. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with generally accepted accounting principles in the United States) of all Awards granted to any non-employee Director during any single calendar year, plus the total cash compensation paid to such non-employee Director for services rendered for such calendar year, shall not exceed $1,000,000; provided, however, that this limitation shall not apply to any amounts, including any severance, consulting fees or similar fees, paid to a non-employee Director for prior or current service as an employee or consultant of the Company; and provided, further, that any deferred compensation shall be counted for purposes of this limitation in the year it is first earned regardless of when paid or settled.

(b) **Grant of Awards**.   The Committee may from time to time grant Awards to one or more Eligible Persons.

(c) **General Terms of Awards**.   Awards granted under the Plan may, in the absolute discretion of the Committee, be granted either alone, in addition to, or in tandem with any other Award. In the event dividends or Dividend Equivalents are awarded in connection with any Award, such dividends or Dividend Equivalents shall be accrued in a bookkeeping account on behalf of the Participant during all applicable vesting periods and will be settled only in conjunction with the settlement of the underlying Award (or vested portion thereof). In addition, the Committee may, in its absolute discretion impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Paragraph IV), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including subjecting such awards to service- or performance-based vesting conditions. Without limiting the scope of the preceding sentence, with respect to any performance-based conditions, (i) the Committee may use one or more business criteria or other measures of performance as it may deem appropriate in establishing any performance goals applicable to an Award, (ii) any such performance goals may relate to the performance of the Participant, the Company (on a consolidated basis), or to specified subsidiaries, business or geographical units or operating areas of the Company, (iii) the performance period or periods over which performance goals will be measured shall be established by the Committee, and (iv) any such performance goals and performance periods may differ among Awards granted to any one Participant or to different Participants. To the extent provided in an Award Agreement, the Committee may exercise its absolute discretion to reduce or increase the amounts payable under any Award.

(d) **Stock Offered**.   Subject to the limitations set forth in Paragraph V(a), the stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company. Any of such shares that remain unissued and that are not subject to outstanding Awards at the termination of the Plan shall cease to be subject to the Plan but, until termination of the Plan, the Company shall at all times make available a sufficient number of shares to meet the requirements of the Plan. The shares of the Company's stock to be issued pursuant to any Award may be represented by physical stock certificates or may be uncertificated. Notwithstanding references in the Plan to certificates, the Company may deliver uncertificated shares of Common Stock in connection with any Award.

(e) **Acquired Companies**.   If a company is acquired by or combined with the Company and has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available under such pre-existing plan (as adjusted, to the extent appropriate) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan. Awards using such available shares shall be made prior to the date that awards could have been made under the pre-existing plan and shall be made to individuals who were not Eligible Persons prior to such acquisition or combination. Moreover, shares of

Common Stock respecting Awards granted upon the assumption of, or in substitution or exchange for, awards outstanding under such pre-existing plan shall not reduce the shares of Common Stock authorized for issuance under the Plan.

(f) **Minimum Vesting Periods**. Subject to Paragraph XIV, any equity-based Award (or portion thereof) granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted (excluding, for this purpose, any (i) Substitute Awards and (ii) shares delivered in lieu of fully vested cash Awards); provided, however, that, notwithstanding the foregoing, Awards that result in the issuance of an aggregate of up to 5% of the shares of Stock available pursuant to Paragraph V(a) (subject to adjustment pursuant to Paragraph XIV) may be granted to any one or more Eligible Persons without respect to and/or administered without regard for this minimum vesting provision. No Award Agreement shall be permitted to reduce or eliminate the requirements of this subparagraph (f). Nothing in this subparagraph (f) shall preclude the Committee from permitting accelerated vesting of any Award (including in cases of retirement, death, disability or a Corporate Change) in the terms of an Award or otherwise, for any reason in accordance with this Plan.

VI. ELIGIBILITY

Awards may be granted only to persons who, at the time of grant, are Eligible Persons. An Award may be granted on more than one occasion to the same person, and, subject to the limitations set forth in the Plan, such Award may include an Incentive Stock Option, an Option that is not an Incentive Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Phantom Stock Award, a Bonus Stock Award, a Cash Award, an Other Stock-Based Award or any combination thereof.

VII. STOCK OPTIONS

(a) **Option Period**. The term of each Option, and each Stock Appreciation Right, shall be as specified by the Committee at the date of grant, but in no event shall an Option, or a Stock Appreciation Right, be exercisable after the expiration of 10 years from the date of grant.

(b) **Limitations on Exercise of Option**. An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(c) **Special Limitations on Incentive Stock Options**. An Incentive Stock Option may be granted only to an individual who is employed by the Company or any "parent corporation" or "subsidiary corporation" (as such terms are defined in Section 424 of the Code) of the Company at the time the Option is granted. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations, within the meaning of Section 424 of the Code, exceeds $100,000 or such other amount as may be prescribed under Section 422 of the Code or applicable regulations or rulings from time to time, such Incentive Stock Options shall be treated as Options that do not constitute Incentive Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury regulations, and other administrative pronouncements, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such Option is granted, the option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. Except as otherwise provided in Sections 421 or 422 of the Code, an Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution and shall be exercisable during the Participant's lifetime only by such Participant or the Participant's guardian or legal representative.

(d) **Option Agreement**. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, without limitation, provisions to qualify an Option as an Incentive Stock Option under Section 422 of the Code. Each Option Agreement shall specify the effect of termination of (i) employment, (ii) the consulting or advisory relationship or (iii) membership on the Board or the board of directors (or analogous governing body) of an Affiliate of the Company, as applicable, on the exercisability of the Option. An Option Agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such option price. Moreover, an Option Agreement may provide for a "cashless exercise" of the Option by establishing procedures satisfactory to the Committee with respect thereto. Further, an Option Agreement may provide, on such terms and conditions as the Committee in its sole discretion may prescribe, for the grant of a Stock Appreciation Right in connection with the grant of an Option and, in such case, the exercise of the Stock Appreciation Right shall result in the surrender of the right to purchase a number of shares under the Option equal to the number of shares with respect to which the Stock Appreciation Right is exercised (and vice versa). In the case of any Stock Appreciation Right that is granted in connection with an Incentive Stock Option, such right shall be exercisable only when the Fair Market Value of the Common Stock exceeds the exercise price specified therefor in the Option or the portion thereof to be surrendered. The terms and conditions of the respective Option Agreements need not be identical. The Committee may, in its sole discretion, amend an outstanding Option Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan (including, without limitation, an amendment that accelerates the time at which the Option, or a portion thereof, may be exercisable), provided that, except as otherwise provided in the Plan or the applicable Option Agreement, any such amendment shall not materially reduce the rights of a Participant without the consent of such Participant.

(e) **Option Price and Payment**.   The price at which a share of Common Stock may be purchased upon exercise of an Option shall be determined by the Committee but, subject to the special limitations on Incentive Stock Options set forth in Paragraph VII(c) and to adjustment as provided in Paragraph XIV, such purchase price shall not be less than the Fair Market Value of a share of Common Stock on the date such Option is granted. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company, as specified by the Committee. The purchase price of the Option or portion thereof shall be paid in full in the manner prescribed by the Committee. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option that does not constitute an Incentive Stock Option.

(f) **Restrictions on Repricing of Options**.   Except as provided in Paragraph XIV, the Committee may not, without approval of the stockholders of the Company, (i) amend any outstanding Option Agreement to lower the option price, (ii) cancel and replace any outstanding Option Agreement with Option Agreements having a lower option price or (iii) repurchase any Option (or any exchange of such Option for cash or another Award) at a time when the Fair Market Value of the Common Stock is less than the exercise price of the Option.

(g) **Stockholder Rights and Privileges**.   The Participant shall be entitled to all the privileges and rights of a stockholder only with respect to such shares of Common Stock as have been purchased under the Option and for which shares of stock have been issued to the Participant.

(h) **Options and Rights in Substitution for Options Granted by Other Employers**.   Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for options and such rights held by individuals providing services to corporations or other entities who become Eligible Persons as a result of a merger or consolidation or other business transaction with the Company or any Affiliate.

VIII. RESTRICTED STOCK AWARDS

(a) **Forfeiture Restrictions to be Established by the Committee**.   Shares of Common Stock that are the subject of a Restricted Stock Award shall be subject to restrictions on transferability by the Participant and an obligation of the Participant to forfeit and surrender the shares to the Company under certain circumstances (the "**Forfeiture Restrictions**"). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more performance measures, as described in Paragraph V(c), (ii) the Participant's continued employment with the Company or one of its Affiliates or continued service as a Consultant or Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion, or (iv) a combination of any of the foregoing. Each Restricted Stock Award may have different Forfeiture Restrictions, in the discretion of the Committee.

(b) **Other Terms and Conditions**.   The Participant shall have the right to receive dividends with respect to Common Stock subject to a Restricted Stock Award, to vote Common Stock subject thereto, and to enjoy all other stockholder rights, except that (i) the Participant shall not be entitled to delivery of the stock certificate until the Forfeiture Restrictions have expired, (ii) the Company shall retain custody of the stock until the Forfeiture Restrictions have expired, (iii) the

Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of or encumber the stock until the Forfeiture Restrictions have expired, (iv) dividends will not be paid on outstanding Restricted Stock Awards until the Forfeiture Restrictions have expired, although dividends may accrue subject to satisfaction of the Forfeiture Restrictions, and (v) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Agreement shall result in a forfeiture of the Restricted Stock Award as determined by the Committee. At the time a Restricted Stock Award is granted, the Committee may, in its sole discretion, prescribe additional terms, conditions, or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of employment or service as a Consultant or Director (by retirement, disability, death, or otherwise) of a Participant prior to expiration of the Forfeitures Restrictions. Such additional terms, conditions, or restrictions shall be set forth in a Restricted Stock Agreement made in conjunction with the Award.

(c) **Payment for Restricted Stock**.   The Committee shall determine the amount and form of any payment for Common Stock received pursuant to a Restricted Stock Award, provided that in the absence of such a determination, a Participant shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

(d) **Committee's Discretion to Accelerate Vesting of Restricted Stock Awards**.   The Committee may, in its discretion and as of a date determined by the Committee, fully vest any or all Common Stock awarded to a Participant pursuant to a Restricted Stock Award and, upon such vesting, all Forfeiture Restrictions applicable to such Restricted Stock Award shall terminate as of such date. Any action by the Committee pursuant to this Subparagraph (d) may vary among individual Participants and may vary among the Restricted Stock Awards held by any individual Participant.

(e) **Restricted Stock Agreements**.   At the time any Award is made under this Paragraph VIII, the Company and the Participant shall enter into a Restricted Stock Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Agreements need not be identical. Subject to the restriction set forth in the first sentence of Subparagraph (d) above, the Committee may, in its sole discretion, amend an outstanding Restricted Stock Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan, provided that, except as otherwise provided in the Plan or the applicable Restricted Stock Agreement, any such amendment shall not materially reduce the rights of a Participant without the consent of such Participant.

IX. RESTRICTED STOCK UNIT AWARDS

(a) **Restricted Stock Unit Awards**.   The Committee is authorized to grant restricted stock units ("**RSUs**") to Eligible Persons.

(b) **Restrictions**.   RSUs shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose.

(c) **Performance Conditions**.   In accordance with Paragraph VI, the Committee, in its absolute discretion, may subject any Restricted Stock Unit Award, at the date of grant or thereafter, to performance-based vesting conditions. Without limiting the scope of the preceding sentence, with respect to any performance-based conditions, (i) the Committee may use one or more business criteria or other measures of performance as it may deem appropriate in establishing any performance goals applicable to a Restricted Stock Unit Award, (ii) any such performance goals may relate to the performance of the Participant, the Company (on a consolidated basis), or to specified subsidiaries, business or geographical units or operating areas of the Company, (iii) the performance period or periods over which performance goals will be measured shall be established by the Committee, and (iv) any such performance goals and performance periods may differ among Restricted Stock Unit Awards granted to any one Participant or to different Participants.

(d) **Settlement**.   Settlement of vested RSUs shall occur upon vesting or upon expiration of the deferral period specified for such RSUs by the Committee (or, if permitted by the Committee, as elected by the Participant). RSUs shall be settled by delivery of (A) a number of shares of Stock equal to the number of RSUs for which settlement is due, or (B) cash in an amount equal to the Fair Market Value of the specified number of shares of Stock equal to the number of RSUs for which settlement is due, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(e) **Deferrals**.   With the consent of the Committee, amounts payable in respect of Restricted Stock Unit Awards (and accompanying Dividend Equivalent rights) may be subject to elective deferral by the Participant pursuant to the terms and conditions determined by the Committee and in accordance with the provisions of the Waste Management, Inc. 409A Deferral Savings Plan.

(f) **Termination of Award**. A Restricted Stock Unit Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable vesting period, except as may be otherwise determined by the Committee.

(g) **Restricted Stock Unit Award Agreements**.   At the time any Award is made under this Paragraph IX, the Company and the Participant shall enter into a Restricted Stock Unit Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Unit Award Agreements need not be identical.

X. PHANTOM STOCK AWARDS

(a) **Phantom Stock Awards**.   Phantom Stock Awards are rights to receive the Fair Market Value of a share of Common Stock, or rights to receive an amount equal to any appreciation or increase in the Fair Market Value of Common Stock over a specified period of time, which vest over a period of time as established by the Committee. The Committee may, in its discretion, require payment or other conditions of the Participant respecting any Phantom Stock Award. Specifically. A Phantom Stock Award may include, without limitation, a Stock Appreciation Right that is granted independently of an Option; provided, however, that the exercise price per share of Common Stock subject to the Stock Appreciation Right shall be (i) determined by the Committee but, subject to adjustment as provided in Paragraph XIV, such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date such Stock Appreciation Right is granted, and (ii) subject to the restrictions on repricings described in Paragraph VII(f) in the same manner as applies to Options.

(b) **Award Period**.   The Committee shall establish, with respect to and at the time of each Phantom Stock Award, a period over which the Award shall vest with respect to the Participant.

(c) **Awards Criteria**.   In determining the value of Phantom Stock Awards, the Committee shall take into account a Participant's responsibility level, performance, potential, other Awards, and such other considerations as it deems appropriate.

(d) **Payment**.   Following the end of the vesting period for a Phantom Stock Award (or at such other time as the applicable Phantom Stock Award Agreement may provide), the holder of a Phantom Stock Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Phantom Stock Award, based on the then vested value of the Award. Payment shall be made in a lump sum or in installments as prescribed by the Committee. Any payment to be made in cash shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Phantom Stock Award Agreement. A Participant shall not be entitled to the privileges and rights of a stockholder with respect to a Phantom Stock Award.

(e) **Termination of Award**.   A Phantom Stock Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable vesting period, except as may be otherwise determined by the Committee.

(f) **Phantom Stock Award Agreements**.   At the time any Award is made under this Paragraph X, the Company and the Participant shall enter into a Phantom Stock Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Phantom Stock Award Agreements need not be identical.

XI. BONUS STOCK AWARDS

Each Bonus Stock Award granted to a Participant shall constitute a transfer of unrestricted shares of Common Stock on such terms and conditions as the Committee shall determine. Bonus Stock Awards shall be made in shares of Common Stock and need not be subject to performance criteria or objectives or to forfeiture. The purchase price, if any, for shares of Common Stock issued in connection with a Bonus Stock Award shall be determined by the Committee in its sole discretion. The Company and the Participant shall enter into a Bonus Stock Award Agreement setting forth the terms of any such Award.

XII. CASH AWARDS

The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other Award under the Plan to Eligible Persons in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate, including for purposes of any annual or short-term incentive or other bonus program.

XIII. OTHER STOCK-BASED AWARDS

The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Stock, purchase rights for Common Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Common Stock or the value of securities of, or the performance of, specified Affiliates. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Paragraph XIII shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.

XIV. RECAPITALIZATION OR REORGANIZATION

(a) **No Effect on Right or Power**.   The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company's or any Affiliate's capital structure or its business, any merger, consolidation or other business combination of the Company or any Affiliate, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any Affiliate, any sale, lease, exchange, or other disposition of all or any part of its assets or business, or any other corporate act or proceeding.

(b) **Subdivision or Consolidation of Shares; Stock Dividends**.   The shares with respect to which Awards may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Award theretofore granted, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and the purchase price per share, if any, shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and the purchase price per share, if any, shall be proportionately increased. Any fractional share resulting from such adjustment shall be rounded up to the next whole share.

(c) **Recapitalizations and Corporate Changes**.   If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "**recapitalization**"), the number and class of shares of Common Stock or other property covered by an Award theretofore granted and the purchase price of Common Stock or other consideration subject to such Award shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the Participant would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant had been the holder of record of the number of shares of Common Stock then covered by such Award. If (i) the Company shall not be the surviving entity in any consummated merger, consolidation or other business combination or reorganization (or survives only as a subsidiary of an entity), (ii) the Company sells, leases, or exchanges all or substantially all of its assets to any other person or entity, (iii) the Company is dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Exchange Act, acquires or gains ownership or control (including, without limitation, the power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) as a result of or in connection with a contested election of directors of the Company, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board (each such event is referred to herein as a "**Corporate Change**"), then no later than (x) 10 days after such merger, consolidation, business combination, reorganization, sale, lease, or exchange of assets or dissolution and liquidation or such election of directors or (y) 30 days after a Corporate Change of the type described in clause (iv), the Committee, acting in its sole discretion without the consent or approval of any Participant, shall effect one or more of the following alternatives in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, which alternatives may vary among individual Participants and which may vary among Awards held by any individual Participant, and which shall be contingent upon the occurrence of such Corporate Change: (A) accelerate the time at which Options or Stock Appreciation Rights then outstanding may be exercised so that such Awards may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the Committee, after which specified date all such unexercised Awards and all rights of Participants thereunder shall terminate, (B) require the mandatory surrender to the Company by all or selected Participants of some or all of the outstanding Options or Stock Appreciation Rights and/or other Awards held by such Participants (irrespective of whether such Awards are then exercisable under the provisions of the Plan) as of a date, before or after such Corporate Change, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and the Company shall pay (or cause to be paid) to each Participant an amount of cash per share equal to the excess, if any, of the amount calculated in Subparagraph (d) below (the "***Change of Control Value***") of the shares subject to such Awards over the exercise price(s) under such Awards for such shares, or in the case of Awards that are not appreciation awards, an amount equal to the Change of Control Value per share subject to such Awards (with any Awards subject to performance-based vesting to be calculated in accordance with the applicable Award Agreements or as otherwise determined by the Committee), or (C) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Corporate Change and to prevent the dilution or enlargement of rights (provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to such Awards then outstanding), including, without limitation, adjusting such an Award to provide that the number and class of shares of Common Stock covered by such Award shall be adjusted so that such Award shall thereafter cover securities of the surviving or acquiring corporation or other property (including, without limitation, cash) as determined by the Committee in its sole discretion.

(d) **Change of Control Value**.   For the purposes of clause (B) in Subparagraph (c) above, the "Change of Control Value" shall equal the amount determined in the following clause (i), (ii) or (iii), whichever is applicable: (i) the per share price offered to stockholders of the Company in any such merger, consolidation, or other business combination, reorganization, sale of assets or dissolution and liquidation transaction, (ii) the per share price offered to stockholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place, or (iii) if such Corporate Change occurs other than pursuant to a tender or exchange offer, the fair market value per share of the shares into which such Options or Stock Appreciation Rights being surrendered are exercisable (or as applicable to Awards other than Options or Stock Appreciation Rights), as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Subparagraph (d) or Subparagraph (c) above consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash. Notwithstanding the foregoing, the Committee shall have the right to provide that in the event of a Corporate Change of the Company, Options and Stock Appreciation Rights outstanding as of the date of the Corporate Change shall be cancelled and terminated without payment if the Fair Market Value of one share of Common Stock as of the date of the Corporate Change is less than the per share Option exercise price or Stock Appreciation Right grant price.

(e) **Other Changes in the Common Stock**.   In the event of changes in the outstanding Common Stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges, or other relevant changes in capitalization or distributions (other than ordinary dividends) to the holders of Common Stock occurring after the date of the grant of any Award and not otherwise provided for by this Paragraph XIV, such Award and any agreement evidencing such Award shall be subject to adjustment by the Committee at its sole discretion as to the number and price of shares of Common Stock or other consideration subject to such Award, accelerated vesting, conversion into other securities or interests or cash settlement in exchange for cancellation in an equitable and appropriate manner so as to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under such Award. Notwithstanding the foregoing, with respect to a change that constitutes an "equity restructuring" that would be subject to a compensation expense pursuant to Accounting Standards Codification Topic 718, Compensation — Stock Compensation, or any successor accounting standard, the provisions in Subparagraph (c) above shall control to the extent they are in conflict with the discretionary provisions of this Subparagraph (e). In the event of any such change in the outstanding Common Stock or distribution to the holders of Common Stock, or upon the occurrence of any other event described in this Paragraph XIV, the aggregate maximum number of shares available under the Plan, and the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options shall be appropriately adjusted to the extent, if any, determined by the Committee, whose determination shall be conclusive.

(f) **Stockholder Action**.   Any adjustment provided for in the above Subparagraphs shall be subject to any stockholder action required by applicable law or regulation or the Company's certificate of incorporation or bylaws.

(g) **No Adjustments Unless Otherwise Provided**.   Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

XV. AMENDMENT AND TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in the Plan may be made that would materially impair the rights of a Participant with respect to an Award theretofore granted without the consent of the Participant, unless otherwise provided for in the Plan, and provided, further, that the Board may not, without approval of the stockholders of the Company, (a) amend the Plan to increase the aggregate maximum number of shares that may be issued under the Plan, increase the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options, or change the class of individuals eligible to receive Awards under the Plan, or (b) amend or delete Paragraph VII(f).

XVI. MISCELLANEOUS

(a) **No Right To An Award**.   Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give any individual any right to be granted an Award, or any other rights hereunder except as may be evidenced by an Award agreement duly executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the performance of its obligations under any Award.

(b) **No Employment/Membership Rights Conferred**.   Nothing contained in the Plan shall (i) confer upon any Employee or Consultant any right with respect to continuation of employment or of a consulting or advisory relationship with the Company or any Affiliate or (ii) interfere in any way with the right of the Company or any Affiliate to terminate his or her employment or consulting or advisory relationship at any time. Nothing contained in the Plan shall confer upon any Director any right with respect to continuation of membership on the Board or the board of directors (or analogous governing body) of any Affiliate of the Company.

(c) **Other Laws; Withholding**.   The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the shares covered by such Award have not been registered under the Securities Act, as amended, and such other state and federal laws, rules, and regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules, and regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid unless otherwise determined by the Committee. The Company and any Affiliate are authorized to withhold from any Award granted, or any payment relating to an Award, including from a distribution of Common Stock, taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, the Affiliates and Participants to satisfy the payment of withholding taxes and other tax obligations relating to any Award in such amounts as may be determined by the Committee. The Committee shall determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, Common Stock (including through delivery of previously owned shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. Any determination made by the Committee to allow a Participant who is subject to Rule 16b-3 to pay taxes with shares of Common Stock through net settlement or previously owned shares shall be approved by either a committee made up of solely two or more Qualified Members or the full Board. If such tax withholding amounts are satisfied through net settlement or previously owned shares, the maximum number of shares of Common Stock that may be so withheld or surrendered shall be the number of shares of Common Stock that have an aggregate Fair Market Value on the date of withholding or surrender equal to the aggregate amount of such tax liabilities determined based on the greatest withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, that may be utilized without creating adverse accounting treatment for the Company with respect to such Award, as determined by the Committee.

(d) **No Restriction on Corporate Action**.   Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Participant, beneficiary or other person shall have any claim against the Company, any Affiliate, or the Board or the Committee as a result of any such action.

(e) **Restrictions on Transfer**.   An Award (other than an Incentive Stock Option, which shall be subject to the transfer restrictions set forth in Paragraph VII(c)) shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) with the consent of the Committee. In all cases, an Award shall not be transferable to a third party financial institution for value.

(f) **Clawback**.   Notwithstanding any other provisions in this Plan to the contrary, any Awards granted hereunder and any other agreement or arrangement with the Company which is subject to recovery under any law, government regulation or applicable stock exchange listing are subject to any written clawback policies that the Company may adopt either prior to or following the Effective Date of this Plan, whether required pursuant to or related to any applicable law, government regulation or stock exchange listing. Any such clawback policy may subject a Participant's Awards and amounts received with respect to Awards to reduction, cancelation, forfeiture or recoupment if certain specified events occur, including an accounting restatement, or other events or wrongful conduct specified in any such clawback policy. The Committee will make any determination for reduction, cancelation, forfeiture or recoupment in its sole discretion and in accordance with any applicable law or regulation.

(g) **Section 409A of the Code**.   It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly, and the Committee, in its discretion, may amend any such Award, without a Participant's consent, as necessary to avoid the imposition of additional taxes and interest under the Nonqualified Deferred Compensation Rules. Neither this Paragraph XVI(g) or any other provision of the Plan is or contains a representation to any person regarding the tax consequences of the grant, vesting, exercise, settlement, or sale of any Award (or the Stock underlying such Award) granted hereunder, and should not be interpreted as such. In no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant or any other person on account of non-compliance with the Nonqualified Deferred Compensation Rules. Notwithstanding any provision in the Plan or an Award Agreement to the contrary, in the event that a "specified employee" (as defined under the Nonqualified Deferred Compensation Rules) becomes entitled to a payment under an Award that would be subject to additional taxes and interest under the Nonqualified Deferred Compensation Rules if the Participant's receipt of such payment or benefits is not delayed until the earlier of (i) the date of the Participant's death, or (ii) the date that is six months after the Participant's "separation from service," as defined under the Nonqualified Deferred Compensation Rules (such date, the "*Section 409A Payment Date*"), then such payment or benefit shall not be provided to the Participant until the Section 409A Payment Date. Any amounts subject to the preceding sentence that would otherwise be payable prior to the Section 409A Payment Date will be aggregated and paid in a lump sum without interest on the Section 409A Payment Date. For purposes of an Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules, to the extent the impact of a Corporate Change on such Award would subject a Participant to additional taxes under the Nonqualified Deferred Compensation Rules, a Corporate Change described in Paragraph XIV(c) with respect to such Award will mean both a Corporate Change and a "change in the ownership of a corporation," "change in the effective control of a corporation," or a "change in the ownership of a substantial portion of a corporation's assets" within the meaning of the Nonqualified Deferred Compensation Rules as applied to the Company. The applicable provisions of the Nonqualified Deferred Compensation Rules are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith.

(h) **Effect on Prior Plan**.   From and after the Effective Date, no further awards or grants will be made under the Prior Plan. The Prior Plan will, however, continue in existence and operation following the Effective Date with respect to awards or grants outstanding under the Prior Plan. From and after the Effective Date, shares available for issuance under the Prior Plan will be subject to the provisions of Paragraph V(a) of the Plan. The Prior Plan is hereby amended as necessary to effect the provisions of Paragraph V(a) of the Plan.

(i) **Severability and Reformation**.   If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. If any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Participants who are subject to Section 16 of the Exchange Act) or Section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or Section 422 of the Code, in each case, only to the extent Rule 16b-3 and such sections of the Code are applicable. With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under Section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; <u>provided</u>, <u>further</u>, that, to the extent any Option that is intended to qualify as an Incentive Stock Options cannot so qualify, that Option (to that extent) shall be deemed to not be an Incentive Stock Option for all purposes of the Plan.

(j) **Unfunded Status of Awards; No Trust or Fund Created**.   The Plan is intended to constitute an "unfunded" plan for certain incentive awards. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Affiliate.

(k) **Nonexclusivity of the Plan**.   Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

(l) **Interpretation**.   Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and, where appropriate, the plural shall include the singular and the singular shall include the plural. In the event of any conflict between the terms and conditions of an Award Agreement and the Plan, the provisions of the Plan shall control. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

(m) **Facility of Payment**.   Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(n) **Conditions to Delivery of Stock**.   Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, each Participant who receives an Award under the Plan shall not sell or otherwise dispose of Common Stock that is acquired upon grant, exercise or vesting of an Award in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations or other requirements of the SEC or any stock exchange upon which the Common Stock is then listed. At the time of any exercise of an Option or Stock Appreciation Right, or at the time of any grant of any other Award, the Company may, as a condition precedent to the exercise of such Option or Stock Appreciation Right or settlement of any other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder's intentions with regard to the retention or disposition of the shares of Common Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. Common Stock or other securities shall not be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including any exercise price, grant price, or tax withholding) is received by the Company.

(o) **Status under ERISA**.   The Plan shall not constitute an "employee benefit plan" for purposes of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(p) **Governing Law**.   The Plan shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to conflicts of laws principles thereof, except to the extent Texas law is preempted by federal law. The obligation of the Company to sell and deliver Common Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Common Stock. With respect to any claim or dispute related to or arising under the Plan, the Company and each Participant who accepts an Award hereby consent to the exclusive jurisdiction, forum and venue of the state and federal courts located in Harris County, Texas.


Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

    For the transition period from   to

Commission file number 1-12154

Waste Management, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**73-1309529**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

800 Capitol Street **Suite 3000** **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(713) 512-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 par value	WM	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $63.1 billion. The aggregate market value was computed by using the closing price of the common stock as of that date on the New York Stock Exchange ("NYSE"). (For purposes of calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

The number of shares of Common Stock, $0.01 par value, of the registrant outstanding as of January 31, 2023 was 408,152,162 (excluding treasury shares of 222,130,299).

DOCUMENTS INCORPORATED BY REFERENCE

Document	**Incorporated as to**
Proxy Statement for the 2023 Annual Meeting of Stockholders	Part III

TABLE OF CONTENTS

Item 1. *Business.*

General

Waste Management, Inc. is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., together with its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WMI," we are referring only to Waste Management, Inc., the parent holding company.

WMI was incorporated in Oklahoma in 1987 under the name "USA Waste Services, Inc." and was reincorporated as a Delaware company in 1995. In a 1998 merger, the Illinois-based waste services company formerly known as Waste Management, Inc. became a wholly-owned subsidiary of WMI and changed its name to Waste Management Holdings, Inc. ("WM Holdings"). At the same time, our parent holding company changed its name from USA Waste Services to Waste Management, Inc. Like WMI, WM Holdings is a holding company and all operations are conducted by subsidiaries.

Our principal executive offices are located at 800 Capitol Street, Suite 3000, Houston, Texas 77002. Our telephone number is (713) 512-6200. Our website address is www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol "WM."

We are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our residential, commercial, industrial and municipal customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. Our "Solid Waste" business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provide collection, transfer, disposal, and recycling and resource recovery services. Through our subsidiaries, including our Waste Management Renewable Energy ("WM Renewable Energy") business, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the U.S. and Canada that produce renewable electricity and renewable natural gas, which is a significant source of fuel for our natural gas fleet. During 2022, our largest customer represented less than 5% of annual revenues. We employed approximately 49,500 people as of December 31, 2022.

We own or operate 259 landfill sites, which is the largest network of landfills throughout the U.S. and Canada. In order to make disposal more practical for larger urban markets, where the distance to landfills is typically farther, we manage 337 transfer stations that consolidate, compact and transport waste efficiently and economically. We also use waste to create energy, recovering the gas produced naturally as waste decomposes in landfills and using the gas in generators to make electricity. We are a leading recycler in the U.S. and Canada, handling materials that include cardboard, paper, glass, plastic and metal. We provide cost-efficient, environmentally sound recycling programs for municipalities, businesses and households across the U.S. and Canada as well as other services that supplement our Solid Waste business.

Our fundamental strategy has not changed; we remain dedicated to providing long-term value to our stockholders by successfully executing our core strategy of focused differentiation and continuous improvement. As North America's leading provider of comprehensive environmental solutions, sustainability and environmental stewardship is embedded in all that we do. We have enabled a people-first, technology-led focus to drive our mission to maximize resource value, while minimizing environmental impact, so that both our economy and our environment are positively impacted. Our strategy leverages and sustains the strongest asset network in the industry to drive best-in-class customer experience and growth. Our strategic planning processes appropriately consider that the future of our business and the industry can be influenced by changes in economic conditions, the competitive landscape, the regulatory environment, asset and resource availability and technology. We believe that focused differentiation, which is driven by capitalizing on our unique and extensive network of assets, will deliver profitable growth and position us to leverage competitive advantages. Simultaneously, we believe the combination of cost control and investing in automation to improve processes and drive operational efficiency will yield an attractive total cost structure and enhanced service quality. While we continue to improve existing diversion technologies, such as through investments in our recycling operations, we are also evaluating and pursuing emerging diversion technologies that may generate additional value.

Our Company's goals are targeted at putting our people first, positioning them to serve and care for our customers, the environment, the communities in which we work and our stockholders. Our brand promise is ALWAYS WORKING FOR A SUSTAINABLE TOMORROW®. We live this promise through our service offerings and sustainable solutions, our investments in innovation, our people, and our commitment to the future. Through our longtime focus on finding sustainable solutions, we continue to evolve beyond being a traditional environmental waste services company. Increasingly, our industry-leading focus on environmental sustainability aligns with demand from our customers who want more of their waste materials recovered. Waste streams are becoming more complex, and our aim is to address current needs, while anticipating the expanding and evolving needs of our customers. We believe we are uniquely equipped to meet the challenges of the changing waste industry and our customers' waste management needs, both today and tomorrow as we work together to envision and create a more sustainable future.

We believe that execution of our strategy will deliver shareholder value and leadership in a dynamic industry and challenging economic environment. In addition, we intend to continue to return value to our stockholders through dividend payments and our common stock repurchase program. In December 2022, we announced that our Board of Directors expects to increase the quarterly dividend from $0.65 to $0.70 per share for dividends declared in 2023, which is a 7.7% increase from the quarterly dividends we declared in 2022. This is an indication of our ability to generate strong and consistent cash flows and marks the 20th consecutive year of dividend increases. All quarterly dividends will be declared at the discretion of our Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans, growth and acquisitions and other factors the Board of Directors may deem relevant.

Operations

General

Our senior management evaluates, oversees and manages the financial performance of our Solid Waste operations through two operating segments. Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada. Each of our Solid Waste operating segments provides integrated environmental services, including collection, transfer, recycling, and disposal. The East and West Tiers are presented in this report and constitute our existing Solid Waste business. On October 30, 2020, we acquired Advanced Disposal Services, Inc. ("Advanced Disposal"), the operations of which are presented in this report within our existing Solid Waste tiers. Additional information related to our acquisition of Advanced Disposal and segments is included in Notes 17 and 19 to the Consolidated Financial Statements, respectively. We also provide additional services that are not managed through our Solid Waste business, as described below. These operations are presented in this report as "Other." The services we provide are described below.

Collection. Our commitment to customers begins with a vast waste collection network. Collection involves picking up and transporting waste and recyclable materials from where it was generated to a transfer station, material recovery facility ("MRF") or disposal site. We generally provide collection services under one of two types of arrangements:

- For commercial and industrial collection services, typically we have three-year service agreements. The fees under the agreements are influenced by factors such as collection frequency, type of collection equipment we furnish, type and volume or weight of the waste collected, distance to the disposal facility, labor costs, cost of disposal and general market factors. As part of the service, we provide steel containers to most customers to store their solid waste between pick-up dates. Containers vary in size and type according to the needs of our customers and the restrictions of their communities. Many are designed to be lifted mechanically and either emptied into a truck's compaction hopper or directly into a disposal site. By using these containers, we can service most of our commercial and industrial customers with trucks operated by only one employee.

- For most residential collection services, we have a contract with, or a franchise granted by, a municipality, homeowners' association or some other regional authority that gives us the exclusive right to service all or a portion of the homes in an area. These contracts or franchises are typically for periods of three to ten years. We also provide services under individual monthly subscriptions directly to households. The fees for residential collection are either paid by the municipality or authority from their tax revenues or service charges, or are paid directly by the residents receiving the service. The Company is generally phasing out traditional manual systems and moving to further automate residential collection services. Benefits of automation include enhanced worker safety, improved service delivery to the customer and an overall reduction in the cost to provide services.

Landfill. Landfills are the main depositories for solid waste in North America. As of December 31, 2022, we owned or operated 254 solid waste landfills and five secure hazardous waste landfills, which represents the largest network of landfills throughout the U.S. and Canada. As of December 31, 2022, we owned or controlled the management of 231 sites with remedial activities, that are in closure or that have received a certification of closure from the applicable regulatory agency. Solid waste landfills are constructed and operated on land with engineering safeguards that limit the possibility of water and air pollution, and are operated under procedures prescribed by regulation. A landfill must meet federal, state or provincial, and local regulations during its design, construction, operation and closure. The operation and closure activities of a solid waste landfill include excavation, construction of liners, continuous spreading and compacting of waste, covering of waste with earth or other acceptable material and constructing final capping of the landfill. These operations are carefully planned to maintain environmentally safe conditions and to maximize the use of the airspace.

All solid waste management companies must have access to a disposal facility, such as a solid waste landfill. The significant capital requirements of developing and operating a landfill serve as a barrier to landfill ownership and, thus, third-party haulers often dispose of waste at our landfills. It is usually preferable for our collection operations to use disposal facilities that we own or operate, a practice we refer to as internalization, rather than using third-party disposal facilities. Internalization generally allows us to realize higher consolidated margins and stronger operating cash flows. The fees charged at disposal facilities, which are referred to as tipping fees, are based on several factors, including our cost to construct, maintain and close the landfill, the distance to an alternative disposal facility, the type and weight or volume of solid waste deposited and competition.

Under environmental laws, the federal government (or states with delegated authority) must issue permits for all hazardous waste landfills. All of our hazardous waste landfills have obtained the required permits, although some can accept only certain types of hazardous waste. These landfills must also comply with specialized operating standards. Only hazardous waste in a stable, solid form, which meets regulatory requirements, can be deposited in our secure disposal cells. In some cases, hazardous waste can be treated before disposal. Generally, these treatments involve the separation or removal of solid materials from liquids and chemical treatments that transform waste into inert materials that are no longer hazardous. Our hazardous waste landfills are sited, constructed and operated in a manner designed to provide long-term containment of waste. We also operate a hazardous waste facility at which we isolate treated hazardous waste in liquid form by injection into deep wells that have been drilled in certain acceptable geologic formations far below the base of fresh water to a point that is safely separated by other substantial geological confining layers.

Transfer. As of December 31, 2022, we owned or operated 337 transfer stations in the U.S. and Canada. We deposit waste at these stations, as do other waste haulers. The solid waste is then consolidated and compacted to reduce the volume and increase the density of the waste and transported by transfer trucks or by rail to disposal sites.

Access to transfer stations is critical to haulers who collect waste in areas not in close proximity to disposal facilities. Fees charged to third parties at transfer stations are usually based on the type and volume or weight of the waste deposited at the transfer station, the distance to the disposal site, market rates for disposal costs and other general market factors.

The utilization of our transfer stations by our own collection operations improves internalization by allowing us to retain fees that we would otherwise pay to third parties for the disposal of the waste we collect. It enables us to manage costs associated with waste disposal because (i) transfer trucks, railcars or rail containers have larger capacities than collection trucks, allowing us to deliver more waste to the disposal facility in each trip; (ii) waste is accumulated and compacted at transfer stations that are strategically located to increase the efficiency of our network of operations and (iii) we can retain the volume by managing the transfer of the waste to one of our own disposal sites.

The transfer stations that we operate but do not own generally are operated through lease agreements under which we lease property from third parties. There are some instances where transfer stations are operated under contract, generally for municipalities. In most cases, we own the permits and will be responsible for any regulatory requirements relating to the operation and closure of the transfer station.

Recycling. Recycling involves the separation of reusable materials from the waste stream for processing and resale or other disposition. We are North America's leading recycler of post-consumer materials. We not only collect materials from households and businesses across the U.S. and Canada, we also sell them to manufacturers to be recycled and sold in the North American market. Demand for recycled materials is generally growing. Several states have recently passed minimum-recycled-content mandates, and many companies are responding to requirements for recycled content from their own customers and to meet sustainability targets. We are helping expand the availability of recycled materials by investing in infrastructure, increasing access to recycling services and educating customers through our Recycle Right® program.

Our recycling operations provide communities and businesses with an alternative to traditional landfill disposal and support our strategic goals to extract more value from the materials we manage. We were the first major solid waste company to focus on residential single-stream recycling, which allows customers to mix clean bottles, cans, paper and cardboard in one bin. Residential single-stream programs have greatly increased recycling volumes. Single-stream recycling is possible through the use of various mechanized screens and optical sorting technologies. In addition to advancing our single stream recycling programs for commercial applications, we continue to invest in recycling technologies and businesses, designed to offer services and solutions to support and grow our current operations, including our recent purchase of a controlling interest in a business intended to accelerate our film and plastic wrap recycling capabilities. We are investing in enhanced MRF technology at new and existing facilities to benefit labor productivity, support increased recycling capacity and allow for dynamic adjustments to respond to evolving end-market demands. In 2022, we opened five new MRFs within the U.S. equipped with advanced recycling technology. We continue to invest in MRF automation in several markets across the U.S. Our recycling operations include the following:

Materials processing — Through our collection operations and third-party customer base, we collect recyclable materials from residential, commercial and industrial customers and direct these materials to one of our MRFs for processing. As of December 31, 2022, we operated 97 MRFs, of which 46 are single stream, where cardboard, paper, glass, metals, plastics, construction and demolition materials and other recycling commodities are recovered for resale or redirected for other purposes.

Recycling commodities — We market and resell recycling commodities globally. We manage the marketing of recycling commodities that are processed in our facilities by maintaining comprehensive service centers that continuously analyze market prices, logistics, market demands and product quality.

Recycling brokerage services — We also provide recycling brokerage services, which involve managing the marketing of recyclable materials for third parties. Our experience in managing recycling commodities for our own operations gives us the expertise needed to effectively manage volumes for third parties. Utilizing the resources and knowledge of our recycling operations' service centers, we can assist customers in marketing and selling their recycling commodities with minimal capital requirements.

The recyclable materials processed in our MRFs are received from various sources, including third parties and our own operations. In recent years, we have been focused on reducing dependency on market prices for recycled commodities by recovering our processing costs first. In our materials processing business, we have been transitioning our customer base over time from the traditional rebate model, where we paid suppliers for the inbound material, to a fee-for-service model that ensures the cost of processing the recyclable materials is covered along with an acceptable margin. With our current fee-for-service model, the pricing for these recyclable materials can either be a charge or "tip fee" when commodity pricing does not cover our cost to process the recyclable materials or a "rebate" when commodity pricing is higher than our processing costs and we are able to share this benefit with the customers generating recyclable materials. In some cases, our pricing is based on fixed contractual rates or on defined minimum per-ton rates. Generally, this pricing also considers the price we receive for sales of processed goods, market conditions and transportation costs. As a result, changes in commodity prices for recycled materials also significantly affect the pricing to our suppliers. Depending on the key terms of the arrangement, these "rebates" are recorded as either operating expenses or a reduction in operating revenues within our Consolidated Statements of Operations. If the key terms result in a charge to the customer, the associated "tip fees" would be recorded as operating revenues within our Consolidated Statements of Operations.

Other. Other services we provide include the following:

- *WM Renewable Energy* — We develop, operate and promote projects for the beneficial use of landfill gas through our WM Renewable Energy business. Landfill gas is produced naturally as waste decomposes in a landfill. The methane component of the landfill gas is a readily available, renewable energy source that can be gathered and used beneficially as an alternative to fossil fuel. The U.S. Environmental Protection Agency ("EPA") endorses landfill gas as a renewable energy resource, in the same category as wind, solar and geothermal resources. As of December 31, 2022, we had 135 landfill gas beneficial use projects producing commercial quantities of methane gas at owned or operated landfills. For 95 of these projects, the processed gas is used to fuel electricity generators. The electricity is then sold to public utilities, municipal utilities or power cooperatives. For 23 of these projects, the gas is used at the landfill or delivered by pipeline to industrial customers as a direct substitute for fossil fuels in industrial processes. For 17 of these projects, the landfill gas is processed to pipeline-quality natural gas and then sold to natural gas suppliers.

  WM Renewable Energy produces renewable natural gas ("RNG") from landfill gas and generates renewable identification numbers ("RINs") under the Renewable Fuel Standard ("RFS") program and other credits under a variety of state programs associated with the use of RNG in our compressed natural gas fleet. The RINs and credits are sold to counterparties who are obligated under the regulatory programs and have a responsibility to procure RINs and credits proportionate to their fossil fuel production and imports. RINs prices generally respond to regulations enacted by the EPA or other regulatory bodies, as well as fluctuations in supply and demand. WM Renewable Energy currently has five owned facilities producing 3.5 million MMBtu of RNG annually and the revenue from these facilities is primarily generated through the sale of natural gas, RINs and related environmental attributes.

  We are also modernizing our landfills and expanding our network of renewable natural gas facilities. Together, these robust solutions will make us a better advisor to our customers while supporting our own sustainability goals.

- *Sustainability and Environmental Solutions ("SES")* — Our SES business offers our customers a variety of services in collaboration with our Areas and strategic accounts programs, including (i) construction and remediation services; (ii) services associated with the disposal of fly ash, which is residue generated from the combustion of coal, and other forms of fuel and (iii) in-plant services, where our employees work full-time inside our customers' facilities to provide full-service waste management solutions and consulting services (this service is managed through our SES business but reflected principally in our collection line of business). Our vertically integrated waste management operations enable us to provide customers with full management of their waste. The breadth of our service offerings, the familiarity we have with waste management practices and our use of technology give us the ability help customers reduce the amount of waste they generate, identify recycling opportunities and determine efficient and environmentally friendly means for waste collection and disposal. Through these services, we aim to help customers increase circularity and accelerate their decarbonization goals.

- *Strategic Business Solutions ("WMSBS")* — Although many waste management services such as collection and disposal are local services, our WMSBS business works with customers whose locations span the U.S. and Canada. Our strategic accounts program provides these customers with streamlined service, enhanced reporting, measurement tools aimed at meeting sustainability objectives and centralized billing and management of accounts.

- *Expanded Service Offerings and Solutions* — We provide expanded service offerings and solutions that are not managed through our Solid Waste business including the collection of project waste, including construction debris and household or yard waste, through our Bagster® business.

  We continue to invest in businesses and technologies that are designed to offer services and solutions ancillary or supplementary to our current operations. While most of these investments are in the form of minority equity stakes, they can also include joint ventures, joint development agreements or majority equity stakes. The solutions and services include (i) waste collection, processing, and recycling; (ii) the development, operation and marketing of waste processing facilities and technologies; (iii) operation of renewable natural gas plants and (iv) the development and operation of organic recycling technologies. Furthermore, we continually scout, evaluate and run proof-of-concepts of innovative technologies within our core operations to improve safety, operational efficiencies and customer solutions.

Competition

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. We principally compete with large national waste management companies, counties and municipalities that maintain their own waste collection and disposal operations and regional and local companies of varying sizes and financial resources. The industry also includes companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities, companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products, and waste brokers that rely upon haulers in local markets to address customer needs.

Operating costs, disposal costs and collection fees vary widely throughout the geographic areas in which we operate. The prices that we charge are determined locally, and typically vary by volume and weight, type of waste collected, treatment requirements, risk of handling or disposal, frequency of collections, distance to final disposal sites, the availability of airspace within the geographic region, labor costs and amount and type of equipment furnished to the customer. We face intense competition in our Solid Waste business based on pricing and quality of service. We also compete for business based on breadth of service offerings. As companies, individuals and communities look for ways to be more sustainable, we are promoting our comprehensive services that go beyond our core business of collecting and disposing of waste in order to meet their needs.

Seasonal Trends

Our operating revenues tend to be somewhat higher in summer months, primarily due to higher construction and demolition waste volumes. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends.

Service or operational disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect the operating results of the geographic areas affected. Extreme weather events may also lead to supply chain disruption and delayed project development, or disruption of our customers' businesses, reducing the amount of waste generated by their operations.

On the other hand, certain destructive weather and climate conditions, such as wildfires in the Western U.S. and hurricanes that most often impact our operations in the Southern and Eastern U.S. during the second half of the year, can increase our revenues in the geographic areas affected as a result of the waste volumes generated by these events. While weather-related and other event-driven special projects can boost revenues through additional work for a limited time, due to significant start-up costs and other factors, such revenue can generate earnings at comparatively lower margins.

Human Capital Resources

Employees

As of December 31, 2022, we had approximately 49,500 full-time employees across the U.S., Canada and India. Approximately 46,300 employees were located within the U.S. and 3,200 employees were located outside of the U.S. Approximately 8,500 employees were employed in administrative and sales positions with the remainder in operations. Approximately 8,600 of our employees are covered by collective bargaining agreements. Additional information about our workforce can be found in our 2022 Sustainability Report at https://sustainability.wm.com. Our 2022 Sustainability Report does not constitute a part of, and is not incorporated by reference into, this report or any other report we file with (or furnish to) the SEC, whether made before or after the date of this Annual Report on Form 10-K.

People First Commitment

Our People First commitment means knowing that the daily contributions of our team members are what enable us to play a vital role in the communities we serve. Our success depends upon effective leadership, the contributions of each employee, and our ability to give them the tools they need to safely execute their roles as well as to develop and excel in their careers. As our industry and workforce evolve, we are focused on our imperatives of keeping our employees safe, improving diversity, equity, and inclusion at all levels of our Company, managing employee turnover, increasing retention, succession planning and development, and supporting employee experience, ongoing cultural integration and knowledge transfer. We regularly focus on these objectives when managing our business.

We strive to be a workplace of choice through competitive pay, comprehensive benefits for long-term financial and personal health and opportunities for growth across our ranks. "We Are WM" is our Employer Value Proposition, grounded in our People First commitment and shared through a framework that enables us to display that we are (i) investing in our teams by providing comprehensive benefits; (ii) committed to the growth of our team by providing state-of-the-art trainings and our new education benefit, Your Tomorrow, as further discussed under *Compensation and Benefits*; (iii) performing essential and meaningful work and (iv) working for a sustainable tomorrow by leaving the world a better place than we found it. Being an employer of choice is critical to our efforts to attract and retain a high-quality workforce, while motivating us to sharpen our focus on our values that help us empower and develop good employees. By promoting from within and offering training and experiential opportunities, we help employees maximize their effectiveness and grow in their careers.

Safety as a Core Value

At the Company, safety is a core value, with no compromise. A large number of our employee population work as drivers, heavy equipment operators and sorters, which are essential jobs that carry inherent risks. For nearly 20 years, we have engaged employees on safety through our Mission to Zero ("M2Z") program. The "Zero" in M2Z represents zero tolerance for unsafe behaviors. Employees learn safety best practices through new-hire and ongoing training. To build upon lessons learned in training, we conduct structured observations of frontline employees that cover all aspects of our collection and post-collection operations, including driving, loading, unloading, lifting and lowering and arriving prepared for work. In 2022, the Company announced a safety goal focused on reduction of our Total Recordable Incident Rate ("TRIR") by 3% annually, targeting TRIR of 2.0 annually by 2030. TRIR measures the number of injuries occurring per 100 employees for total hours worked annually. Our TRIR as of December 31, 2022 and 2021 was 3.02 and 3.0, respectively. The Company also remains focused on the prevention of serious injuries.

Inclusion, Equity and Diversity

We embrace and cultivate respect, trust, open communications and diversity of thought and people. We are committed to equality for all, and foster an environment where all team members feel welcomed, valued and seen. We see inclusion, equity and diversity ("IE&D") as core in everything that we do. Our commitment to IE&D starts at the top with our senior leadership team being comprised of 22% ethnic minorities and 33% women as of December 31, 2022; and with our overall workforce in the U.S. being comprised of approximately 45% ethnic minorities and approximately 20% women as of the same date. We are proud of what we have been able to achieve so far, and we will continue to strive to further embed IE&D within the Company. To solidify this commitment, in 2022 the Company developed two new IE&D goals: (i) increase the overall representation of women in our workforce to at least 25% by 2030 and (ii) increase the representation of racial/ethnic minority employees in our Manager roles and above to 30% by 2030. To enable us to achieve our goals, we have empowered a cross-functional IE&D Council to evaluate and enhance our policies, practices and procedures, recruitment and partnerships to ensure that our IE&D efforts are sustainable and are tied to our business strategy.

Learning and Development

We offer expansive learning and development solutions to meet the development needs of our people and support opportunities for growth and improvement. Our talent management strategy is designed to reach employees at all levels. Given the wide variety of employee roles and skill sets in our Company, our training and development programs are varied but generally fall into the following categories: (i) compliance, including Code of Conduct and cybersecurity training; (ii) safety; (iii) environmental excellence; (iv) professional development and leadership and (v) job-specific.

Compensation and Benefits

The objective of our compensation and benefit programs is to attract, engage, reward and incentivize valuable employees who will support the successful execution of our strategy. We pay the full cost to provide employees with short-term disability benefits, long-term disability benefits, basic life insurance for the employee and their dependents, and employee and family assistance benefits. The costs for medical and dental coverage are shared with employees, with the Company paying for a majority of the premium expense. The Company offers other important benefits such as paid vacation and holidays, legal services, flexible spending accounts, dependent care assistance, adoption assistance, employee discounts and student loan refinancing services. We also recognize the value of learning beyond the workplace. In 2021, we announced a new education benefit, Your Tomorrow. Your Tomorrow was created in partnership with Guild Education to pay 100% of benefits-eligible employees' and dependents' tuition for a broad range of four-year college degree programs, as well as programs such as high-school equivalency and, for employees, other certificate programs and graduate degrees. We also provide plans to help employees save for their future; refer to Note 9 to the Consolidated Financial Statements for additional information on our employee benefit plans.

Financial Assurance and Insurance Obligations

Financial Assurance

Municipal and governmental waste service contracts generally require contracting parties to demonstrate financial responsibility for their obligations under the contract. Financial assurance is also a requirement for (i) obtaining or retaining disposal site or transfer station operating permits; (ii) supporting certain variable-rate tax-exempt debt and (iii) estimated final capping, closure, post-closure and environmental remedial obligations at many of our landfills. We establish financial assurance using surety bonds, letters of credit, insurance policies, trust and escrow agreements and financial guarantees. The type of assurance used is based on several factors, most importantly: the jurisdiction, contractual requirements, market factors and availability of credit capacity.

Surety bonds and insurance policies are supported by (i) a diverse group of third-party surety and insurance companies; (ii) an entity in which we have a noncontrolling financial interest or (iii) a wholly-owned insurance captive, the sole business of which is to issue surety bonds and/or insurance policies on our behalf. Letters of credit generally are supported by our long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility") and other credit lines established for that purpose.

Insurance

We carry a broad range of insurance coverages, including health and welfare, general liability, automobile liability, workers' compensation, real and personal property, directors' and officers' liability, pollution legal liability, cyber incident liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per-incident deductible under the related insurance policy. We use a wholly-owned insurance captive to insure the deductibles for our general liability, automobile liability and workers' compensation claims programs. We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows. Our estimated insurance liabilities as of December 31, 2022 are summarized in Note 10 to the Consolidated Financial Statements.

Regulation

Our business is subject to extensive and evolving federal, state or provincial and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the EPA, Environment and Climate Change Canada ("ECCC"), and various other federal, state, provincial and local environmental, zoning, transportation, land use, health and safety agencies in the U.S. and Canada. Many of these agencies regularly examine our operations to monitor compliance with these laws and regulations and have the power to enforce compliance, obtain injunctions or impose civil or criminal penalties in cases of violations.

Because the primary mission of our business is to collect, process and manage solid waste and recyclables in an environmentally sound manner, a significant amount of our capital expenditures are related, either directly or indirectly, to environmental protection measures, including compliance with federal, state, provincial and local rules. There are costs associated with siting, design, permitting, construction, operations, monitoring, site maintenance, corrective actions, financial assurance, and facility closure and post-closure obligations. With acquisition, development or expansion of a waste management or disposal facility, materials recovery facility, compost facility, transfer station, or landfill gas-to-energy facility, we must often spend considerable time, effort and money to obtain or maintain required permits and approvals. There are no assurances that we will be able to obtain or maintain required governmental approvals. Once obtained, permits are subject to renewal, modification, suspension or revocation by the issuing authority. Compliance with current regulations and future requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

The regulatory environment in which we operate is influenced by changes in leadership at the federal, state, provincial and local levels. For example, divided government likely will impede significant legislative action in the 118th Congress, leading to an expectation that the White House will prioritize regulatory changes to implement parts of its agenda, including taking steps towards reinstating, and in some cases enhancing, policies and regulations rolled back by the previous administration. While increasing regulation may have a negative impact on our operating costs, extensive environmental regulation applicable to our industry is also a barrier to rapid entry that benefits our Company. Moreover, the risk reduction provided by stringent regulation is valuable to our customers and the communities we serve.

Federal Regulation

The primary U.S. federal statutes affecting our business are summarized below:

- The Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, regulates handling, transporting and disposing of hazardous and non-hazardous waste and delegates authority to states to develop programs to ensure the safe disposal of solid waste. Landfills are regulated under Subtitle D of RCRA, which sets forth minimum federal performance and design criteria for solid waste landfills, and Subtitle C of RCRA, which establishes a federal program to manage hazardous wastes from cradle to grave. These regulations are typically implemented by the states, although states can impose requirements that are more stringent than the federal standards. We incur costs in complying with these standards in the ordinary course of our operations.

- The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, which is also known as Superfund, provides for federal authority to respond directly to releases or threatened releases of hazardous substances into the environment that have created actual or potential environmental hazards. CERCLA's primary means for addressing such releases is to impose strict liability for cleanup of disposal sites upon current and former site owners and operators, generators of the hazardous substances at the site and transporters who selected the disposal site and transported substances thereto. Liability under CERCLA is not dependent on the intentional release of hazardous substances; it can be based upon the release or threatened release of hazardous substances, even resulting from lawful, unintentional and attentive action, as the term is defined by CERCLA and other applicable statutes and regulations. The EPA may issue orders requiring responsible parties to perform response actions at sites, or the EPA may seek recovery of funds expended or to be expended in the future at sites. Liability may include contribution for cleanup costs incurred by a defendant in a CERCLA civil action or by an entity that has previously resolved its liability to federal or state regulators in an administrative or judicially-approved settlement. Liability under CERCLA could also include obligations to a potentially responsible party ("PRP") that voluntarily expends site clean-up costs. Further, liability for damage to publicly-owned natural resources may also be imposed. We are subject to potential liability under CERCLA as an owner or operator of facilities at which hazardous substances have been disposed and as a generator or transporter of hazardous substances disposed of at other locations.

- The Federal Water Pollution Control Act of 1972, as amended, known as the Clean Water Act, regulates the discharge of pollutants into streams, rivers, groundwater, or other surface waters from a variety of sources, including solid and hazardous waste disposal sites. If our operations discharge any pollutants into federally protected surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring, and, under certain circumstances, reduce the quantity of pollutants in those discharges. The EPA also requires landfills and other waste-handling facilities to obtain storm water discharge permits, and if a landfill or other facility discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Further, before the development or expansion of a landfill can alter or affect certain "wetlands," a permit may have to be obtained providing for mitigation or replacement wetlands. The Clean Water Act provides for civil, criminal and administrative penalties for violations of its provisions.

- The Clean Air Act of 1970, as amended, provides for federal, state and local regulation of the emission of air pollutants. Many of our municipal solid waste ("MSW") landfills and landfill gas-to-energy facilities are subject to regulations implemented under the Clean Air Act, including new source performance standards, emission guidelines and national emission standards for hazardous air pollutants. These regulations impose performance standards to minimize air emissions from regulated MSW landfills, subject those landfills to certain operating permit requirements under Title V of the Clean Air Act and, in many instances, require installation of landfill gas collection and control systems to control emissions or to treat and utilize landfill gas on- or off-site. Our vehicle fleet also must adhere to regulations implemented under the Clean Air Act, which authorizes the EPA to mandate controls on air pollution from mobile sources.

- The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration, and various reporting and record keeping obligations as well as disclosure and procedural requirements. Various standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. The Department of Transportation and the Occupational Safety and Health Administration, along with other federal agencies, have jurisdiction over certain aspects of hazardous materials and hazardous waste, including safety, movement and disposal. Various state and local agencies with jurisdiction over disposal of hazardous waste may seek to regulate movement of hazardous materials in areas not otherwise preempted by federal law.

State, Provincial and Local Regulations

There are also various state or provincial and local regulations that affect our operations. Each state and province in which we operate has its own laws and regulations governing solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liabilities for such matters. States and provinces have also adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations, and laws governing where recyclable materials can be sold. Some counties, municipalities and other local governments have adopted similar laws and regulations. Our facilities and operations are likely to be subject to these types of requirements.

Our landfill operations are affected by the increasing preference for alternatives to landfill disposal. Many state and local governments mandate recycling and waste reduction at the source and prohibit the disposal of certain types of materials at landfills, such as recyclable materials (cardboard, bottles and cans), yard waste, food waste and electronics. The number of state and local governments with recycling and diversion requirements and disposal bans continues to grow, while the logistics and economics of recycling or processing many of these items remain challenging.

Various states have enacted, or are considering enacting, laws that restrict or discourage the disposal within the state of solid waste generated outside the state. While laws that overtly discriminate against out-of-state waste have been found to be unconstitutional, some laws that are less overtly discriminatory have been upheld in court. From time to time, the

U.S. Congress has considered legislation authorizing states to adopt regulations, restrictions, or taxes on the importation of out-of-state or out-of-jurisdiction waste. Additionally, several state and local governments have enacted "flow control" regulations, which attempt to require that all waste generated within the state or local jurisdiction be deposited at specific sites, which has been upheld by the U.S. Supreme Court for waste directed to facilities owned by the local government. The U.S. Congress' adoption of legislation allowing restrictions on interstate transportation of out-of-state or out-of-jurisdiction waste or certain types of flow control, or courts' interpretations of interstate waste and flow control legislation, could adversely affect our solid and hazardous waste management services.

Additionally, regulations establishing extended producer responsibility ("EPR") are being considered or implemented in many places around the world, including in the U.S. and Canada. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to undertake additional responsibilities, such as taking over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. There is no federal law establishing EPR in the U.S. or Canada; however, federal, state, provincial and local governments could take, and in some cases have taken, steps to implement EPR regulations for packaging, including traditional recyclables such as cardboard, bottles and cans. If wide-ranging EPR regulations were adopted, they could significantly impact the waste, recycling and other streams we manage and how we operate our business, including contract terms and pricing.

Many states, provinces and local jurisdictions have enacted "fitness" laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant's or permit holder's compliance history. Some states, provinces and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant's or permit holder's fitness to be awarded a contract to operate, and to deny or revoke a contract or permit because of unfitness, unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations. While fitness laws can present potential increased costs and barriers to entry into market areas, these laws have not, and are not expected to have a material adverse impact on our business as a whole.

Recent Developments and Focus Areas in Policy and Regulation

Climate and Sustainability

Jurisdictions are increasingly taking action to reduce greenhouse gas ("GHG") emissions through a broad range of climate policies. Landfills are one of the focal points for advancing climate-related goals, and we are actively working with policymakers to promote recognition of the significant reductions in GHG emissions that our industry already has achieved and the work being done to further reduce emissions, the challenges associated with quantifying landfill emissions precisely, and the role of our sector in providing an essential, and highly regulated, public service.

We also are closely monitoring the evolving capabilities of ground, aerial, and satellite-based methane detection and monitoring systems, and investing in pilot programs to further explore these innovations for applicability to our operations. We continue to expand our work with various private and government entities employing ground, aerial and satellite-based measurements of our sites. As these technologies are expected to advance rapidly in the coming years, we are actively engaged with the ECCC and EPA on the implications of the changing landscape for the waste industry and potential future regulation.

In light of regulatory and business developments related to concerns about climate change, we have identified strategic business opportunities to provide our public and private sector customers with sustainable solutions to reduce their GHG emissions. As part of our on-going marketing evaluations, we assess customer demand for and opportunities to develop waste services offering verifiable carbon reductions, such as waste reduction, increased recycling, composting, and conversion of landfill gas and discarded materials into electricity and fuel. We use carbon life cycle assessment tools in evaluating potential new services and in establishing the value proposition that makes us attractive as an environmental service provider. We are active in support of public policies that encourage development and use of lower carbon energy and waste services that lower users' carbon footprints. We understand the importance of broad stakeholder engagement in these endeavors, and actively seek opportunities for public policy discussion on more sustainable materials management practices. In addition, we work with stakeholders at the federal, state, and provincial level in support of legislation that encourages production and use of renewable, low-carbon fuels and electricity.

We continue to assess the physical risks to our Company's operations from the effects of severe weather events and use risk mitigation planning to increase our resiliency in the face of such events. We are investing in infrastructure to withstand more severe storm events, which may afford us a competitive advantage and reinforce our reputation as a reliable service provider through continued service in the aftermath of such events.

Consistent with our Company's long-standing commitment to sustainability and environmental stewardship, we have published our 2022 Sustainability Report, providing details on our environmental, social and governance ("ESG") performance and outlining new 2030 goals. The Sustainability Report conveys the strong linkage between the Company's ESG goals and our growth strategy, inclusive of the planned expansion of the Company's recycling and renewable energy businesses. The information in this report can be found at https://sustainability.wm.com but it does not constitute a part of, and is not incorporated by reference into, this Annual Report on Form 10-K. The Company actively participates in a number of sustainability reporting programs and frameworks.

PFAS

Efforts to safeguard communities from contamination with per- and polyfluoroalkyl substances ("PFAS") have drawn increased attention by the federal government and in the states. PFAS are a large group of chemicals that have been used in industrial and consumer products since the 1940s, including in products as diverse as carpets, paints and stains, water-resistant clothing and fabrics, nonstick cookware, food packaging, and firefighting chemicals. Possible human health effects of exposure to certain PFAS compounds may include low infant birth weights, immune system impacts, or cancer. In 2021, the EPA released its PFAS Strategic Roadmap, providing a high-level overview of activities that the agency intends to take through 2024 to address PFAS contamination. These actions include establishing drinking water standards, expanded authority for PFAS remediation, research and data collection on landfill discharges of PFAS in leachate, new risk assessments and test procedures, and updated guidance on PFAS disposal and destruction options. During 2022, the EPA proposed designation of two PFAS compounds as hazardous substances under CERCLA. We are closely monitoring this proposed rulemaking. In addition, an increasing number of states have enacted new drinking water, surface water and/or groundwater limits for various PFAS, which has led to a patchwork of PFAS standards across the U.S. Compliance with new and proposed state and federal PFAS standards is anticipated to result in additional expense to the Company, but such standards are also anticipated to present potential business opportunities in the area of PFAS management, treatment and disposal.

Recycling; Foreign Import and Export Regulations and Material Restrictions

Enforcement or implementation of foreign and domestic regulations can affect our ability to export recyclables. Attention on waste in the environment has led to new international laws restricting the flow of certain recyclables. As an example, on January 1, 2021, new restrictions on the international trade of most plastics went into effect as part of the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. At this time, the U.S. is not a party to the Basel Convention, but most countries to which we export commodities are, which may limit our ability to export certain plastics. However, we do not ship plastics collected on our residential recycling routes and processed at our single stream material recovery facilities to locations outside of North America.

In recent years, new and updated international regulations affecting, and in some cases restricting, the international flow of certain recyclables have led to a reduction in export activity for such recyclables, as well as higher quality requirements, and higher processing costs. COVID-19 placed additional financial stress on recyclers and municipalities, resulting in some recycling programs being paused or eliminated. These changes have led to a number of states and provinces considering and several implementing EPR regulations.

Prices and demand for recyclables fluctuate. While demand for recyclables generally continues to trend upwards, during the second half of 2022, we saw significant declines in commodity prices for recycled material, and we expect significant commodity price headwinds to continue into 2023, resulting from the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. Recycling revenues attributable to yield increased $19 million and $537 million in 2022 and 2021, respectively, as compared with the prior year periods primarily from higher market prices for recycling commodities in 2021 and the first half of 2022, before the significant downturn in the second half of 2022.

We announced a sustainability growth strategy that includes significant planned investments in our recycling business to increase automation and reduce labor dependency. Such investments are also targeted at addressing increases in quality requirements for commodities. These investments increase our exposure to commodity price fluctuations. We mitigate some of the effects of price fluctuation through the contract terms pursuant to which we sell commodities, such as floor pricing. Additionally, future regulation, tariffs, international trade policies or other initiatives, including regulations addressing climate change or GHG emissions, may impact supply and demand of material, or increase operating costs, which could impact the profitability of our recycling operations.

For the past several years, we have been working with stakeholders to educate the public on the need to recycle properly. We continue to invest time and effort in working closely with customers to improve the quality of materials received at our facilities. We have continued our focus on developing a sustainable recycling business model that meets customers' environmental needs by passing through the increasing cost of processing and higher contamination rates, and these efforts continued to have a positive impact on the operating results for our recycling business in 2022.

With a heightened awareness of the global problems caused by plastic waste in the environment, Canada and an increasing number of cities and states across the U.S. have passed ordinances banning certain types of plastics from sale or use. The most common materials banned include plastic bags and straws, polystyrene plastic, and some types of single use packaging. These bans have increased pressure by manufacturers on our recycling facilities to accept a broader array of materials in curbside recycling and composting programs to alleviate public pressures to ban the sale of those materials. However, with no or limited viable end markets for many of these materials, we and other recyclers are working to educate and remind customers of the need for end market demand and economic viability to support sustainable recycling programs. We are also making investments in end markets to support the collection and processing of some of these materials. With increased focus on responsible management of plastics, our procurement team has taken a proactive approach to ensure environmental sustainability goals are prioritized in managing the products we buy.

Tax Legislation

The Inflation Reduction Act of 2022 ("IRA") was signed into law by President Biden on August 16, 2022 and contains a number of tax-related provisions. The provisions of the IRA related to alternative fuel tax credits secure approximately $55 million of annual pre-tax benefit (to be recorded as a reduction in our operating expense) from tax credits through 2024, which is in line with the benefit we have realized from our alternative fuel tax credits in prior years. Additionally, we will incur an excise tax of 1% for future common stock repurchases, which will be reflected in the cost of purchasing the underlying shares as a component of treasury stock. The IRA contains a number of additional provisions related to tax incentives for investments in renewable energy production, carbon capture, and other climate actions, as well as the overall measurement of corporate income taxes. Given the complexity and uncertainty around the applicability of the legislation to our specific facts and circumstances, we continue to analyze the IRA provisions to identify and quantify potential opportunities and applicable benefits included in the legislation. The current expectation is the minimum corporate tax will not have an impact on the Company. With respect to only the investment tax credit aspect of the IRA, we expect the cumulative benefit to be between $250 million and $350 million, a large portion of which is anticipated to be realized in 2025. Additionally, the production tax credit incentives for investments in renewable energy and the carbon capture provisions of the IRA will likely result in incremental benefit, although at this time the amount of those benefits have not been quantified.

Regulation of Oil and Gas Exploration, Production and Disposal

Our Sustainability and Environmental Services business provides specialized environmental management and disposal services for fluids used and wastes generated by customers engaged in oil and gas exploration and production, and these disposal services include use of underground injection wells. There is heightened federal regulatory focus on emissions of methane that occur during drilling and transportation of natural gas, as well as state attention to protective disposal of drilling residuals. There also remains heightened attention from the public, some states and the EPA to the alleged potential for hydraulic fracturing that occurs during drilling to impact drinking water supplies. Increased regulation of oil and gas exploration and production, including GHG emissions or hydraulic fracturing, could make it more difficult or cost-prohibitive for our customers to continue operations, adversely affecting our business.

Additionally, any new regulations regarding the treatment and disposal of wastes associated with exploration and production operations, including through use of injection wells, could increase our costs to provide oilfield services and reduce our margins and revenue from such services. Conversely, any loosening of regulations regarding how such wastes are handled or disposed of could adversely affect our business, as we believe the size, capital structure, regulatory sophistication and established reliability of our Company provide us with an advantage in providing services that must comply with any complex regulatory regime that may govern providing oilfield waste services.

Investment in Natural Gas Vehicles and Infrastructure

We operate a large fleet of natural gas vehicles, and we plan to continue to invest in these assets for our collection fleet. Natural gas fueling infrastructure is not yet broadly available in the U.S. and Canada; as a result, we have constructed and operate natural gas fueling stations, some of which also serve the public or pre-approved third parties. Concerns have been raised about the potential for emissions from the fueling stations and infrastructure that serve natural gas-fueled vehicles. Additional regulation of, or restrictions on, natural gas fueling infrastructure or reductions in associated tax incentives could increase our operating costs. We are not yet able to evaluate potential operating changes or costs associated with such regulations, but we do not anticipate that such regulations would have a material adverse impact on our business.

There is increasing pressure to reduce the use of fossil fuel in the heavy-duty truck industry, and some cities and states are pursuing requirements for using alternative engine technology, such as electric powered vehicles, rather than natural gas or diesel vehicles. This is resulting in regulatory actions to advance the adoption of zero-emission vehicles and a gradual shift away from tax incentives and grants for natural gas trucks. Although current options for heavy-duty electric vehicles lack sufficient range and proven experience for our operations, we are proactively engaging in pilots of electric powered heavy-duty vehicles and anticipate that we could redirect future planned capital investments in our fleet toward these assets when the vehicles prove economically and operationally viable. Should regulation mandate an accelerated transition to electric powered vehicles, our cost to acquire vehicles needed to service our customers could increase, capital investment required to establish sufficient charging infrastructure could be significant and investments we have made in an industry-leading natural gas fleet and infrastructure could be impaired.

Renewable Energy Production

We have announced a sustainability growth strategy that includes significant planned investments in our renewable energy business. We have invested, and continue to invest, in facilities to capture methane produced from the Company's landfills and convert it into RNG and electricity. RNG produced from our landfills, as well as dairy biogas, constitute a significant source of fuel for our natural gas collection vehicles. Following enactment of the IRA, which included expanded tax credits for the construction of new RNG production and renewable electricity generation facilities, we expect to accelerate our investments in these areas. The Company's investment in renewable energy production also is guided by the EPA's implementation of the RFS program, which promotes the production and use of renewable transportation fuels. Many of our facilities are the EPA-registered producers of transportation fuel making compressed and liquefied RNG from landfill biogas, which qualifies as a cellulosic biofuel under the RFS program. Oil refiners and importers are required through the RFS program to blend specified volumes of various categories of renewable transportation fuels with gasoline or buy credits, referred to as RINs, from renewable fuel producers. Notably, market uncertainty related to the EPA's implementation of the RFS program in recent years has led to volatility in the price of RINs.

The EPA issued a highly anticipated proposed rule in late 2022 establishing biofuel blending volumes under the RFS program for compliance years 2023 through 2025. The proposed rule reflects the outsized role of biogas under the program, delivers on many reforms that benefit the solid waste sector, recognizes the continued growth of the market for RNG in vehicle applications, and incentivizes the generation of electricity from landfill biogas for use in fueling electric vehicles. We will continue to advocate for the current administration to implement policies that reduce the potential for volatility in the RINs market and ensure long-term stability for renewable transportation fuels, as changes in the RFS market or the structure of the RFS program can and has impacted the financial performance of the facilities constructed to capture and treat the gas.

Environmental Justice

Federal, state, and local governments are increasingly adopting requirements for environmental justice reviews as part of certain permitting decisions. These policies generally require permitting agencies to give heightened attention to the potential for projects to disproportionately impact low-income and minority communities. Our Company supports policies seeking to advance high standards of environmental performance and the fair treatment of people of all races, cultures, and incomes, and we continue to proactively engage with local communities. We are actively monitoring recent regulatory developments in this area as additional conditions imposed on permitting decisions could increase the time and cost involved to pursue and maintain necessary permits.

Item 1A. *Risk Factors.*

In an effort to keep our stockholders and the public informed about our business, we may make "forward-looking statements." Forward-looking statements are often identified by the words, "will," "may," "should," "continue," "anticipate," "believe," "expect," "plan," "forecast," "project," "estimate," "intend" and words of a similar nature and generally include statements regarding:

- future results of operations, including revenues, earnings or cash flows;
- plans and objectives for the future;
- projections, estimates or assumptions relating to our operational or financial performance, including anticipated impacts of the Inflation Reduction Act of 2022;
- projections, estimates or assumptions relating to our capital expenditures; or
- our opinions, views or beliefs about the effects of current or future events, circumstances or performance.

You should view these statements with caution. These statements are not guarantees of future performance, circumstances or events. They are based on facts and circumstances known to us as of the date the statements are made. The following discussion should be read together with the Consolidated Financial Statements and the notes thereto. Outlined below are some of the risks that we believe could affect our business and financial statements for 2023 and beyond and could cause actual results to be materially different from those set forth in forward-looking statements made by the Company. In addition to the following risks, there may be additional risks and uncertainties that adversely affect our business, performance, or financial condition in the future that are not presently known or are not currently believed to be material. We assume no obligation to update any forward-looking statement, whether as a result of future events, circumstances or developments or otherwise.

Strategy and Operational Risks

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Implementation of our strategy will require effective management of our operational, financial and human resources and will place significant demands on those resources. See Item 1. *Business* for more information on our business strategy.

There are risks involved in pursuing our strategy, including the following:

- Our employees, customers or investors may not embrace and support our strategy.
- We may not be able to hire or retain the personnel necessary to manage our strategy effectively.
- A key element of our strategy is yield management through focus on price leadership, which has presented challenges to keep existing business and win new business at reasonable returns. We have also continued our environmental fee, fuel surcharge and regulatory recovery fee to offset costs. The loss of volumes as a result of price increases and our unwillingness to pursue lower margin volumes may negatively affect our cash flows or results of operations. Additionally, we have in the past and may in the future face purported class action lawsuits related to our customer service agreements, prices and fees.
- We may be unsuccessful in implementing our technology-led automation and optimization strategy and other improvements to operational efficiency and such efforts may not yield the intended result.
- We may not be able to maintain cost savings achieved through our automation and optimization efforts, due to inflationary cost pressure or otherwise.
- Strategic decisions with respect to our asset portfolio may result in impairments to our assets. See Item 1A. *Risk Factors — We may record material charges against our earnings due to impairments to our assets*.
- Our ability to make strategic acquisitions depends on our ability to identify desirable acquisition targets, negotiate advantageous transactions despite competition for such opportunities, fund such acquisitions on favorable terms, obtain regulatory approvals and realize the benefits we expect from those transactions.
- Acquisitions, investments and/or new service offerings or lines of business may not increase our earnings in the timeframe anticipated, or at all, due to difficulties operating in new markets or providing new service offerings or lines of business, failure of technologies to perform as expected, failure to operate within budget, integration

issues, or regulatory issues and compliance costs, among others, and we may experience issues successfully integrating acquisitions into our internal controls, operations, and/or accounting systems.

- Integration of acquisitions and/or new services offerings or lines of business could increase our exposure to the risk of inadvertent noncompliance with applicable laws and regulations, and any expansion into markets outside of North America would result in our business being subject to new laws and regulatory regimes, resulting in greater exposure to risk of inadvertent noncompliance and additional compliance costs.

- Liabilities associated with acquisitions, including ones that may exist only because of past operations of an acquired business, may prove to be more difficult or costly to address than anticipated, and businesses or assets we acquire may have undisclosed liabilities, despite our efforts to minimize exposure to such risks through due diligence and other measures.

- Execution of our strategy, including growth through acquisitions and our planned expansion of our recycling and renewable energy businesses, may cause us to incur substantial additional indebtedness, which may divert capital away from our traditional business operations and other financial plans.

- Supply chain disruptions or delays could detrimentally impact the execution timeline for our planned expansion of our recycling and renewable energy businesses.

- We continue to seek to divest underperforming and non-strategic assets if we cannot improve their profitability. We may not be able to successfully negotiate the divestiture of underperforming and non-strategic operations, which could result in asset impairments or the continued operation of low-margin businesses.

In addition to the risks set forth above, implementation of our business strategy could also be affected by other factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions, including slower growth or recession, increased operating costs or expenses, subcontractor costs and availability and changes in industry trends. We may decide to alter or discontinue certain aspects of our business strategy at any time. If we are not able to implement our business strategy successfully, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business strategy successfully, our operating results may not improve to the extent we anticipate, or at all.

Our operations must comply with extensive existing regulations, and changes in regulations and/or enforcement of regulations can restrict or alter our operations, increase our operating costs, increase our tax rate, or require us to make additional capital expenditures.

Stringent government regulations at the federal, state, provincial and local level in the U.S. and Canada have a substantial impact on our operations, and compliance with such regulations is costly. Many complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. Among other things, governmental regulations and enforcement actions restrict our operations at times and may adversely affect our financial condition, results of operations and cash flows by imposing conditions such as:

- limitations on siting and constructing new waste disposal, transfer, recycling or processing facilities or on expanding existing facilities;
- limitations, regulations or levies on collection and disposal prices, rates and volumes;
- limitations, bans, taxes or charges on disposal or transportation of out-of-state waste or certain categories of waste;
- mandates regarding the management of solid waste and other materials, including requirements to recycle, divert or otherwise process certain waste, recycling and other streams; or
- limitations or restrictions on the recycling, processing or transformation of waste, recycling and other streams.

Regulations affecting the siting, design and closure of landfills require us, at times, to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. We have significant financial obligations relating to final capping, closure, post-closure and environmental remediation at our existing landfills and we establish accruals for these estimated costs. Expenditures could be accelerated or materially exceed our accruals due to earlier than expected closure of landfills; the types of waste collected and manner in which it is transported and disposed of, including actions taken in the past by companies we have acquired or third-party landfill operators; environmental regulatory changes; new information about waste types previously collected, such as PFAS or other emerging contaminates and other reasons.

Additionally, regulations establishing extended producer responsibility ("EPR") are being considered or implemented in many places around the world, including in the U.S. and Canada. EPR regulations are designed to place either partial or total responsibility on producers to fund the post-use life cycle of the products they create. Along with the funding responsibility, producers may be required to undertake additional responsibilities, such as taking over management of local recycling programs by taking back their products from end users or managing the collection operations and recycling processing infrastructure. There is no federal law establishing EPR in the U.S. or Canada; however, federal, state, provincial and local governments could, and in several cases have, taken steps to implement EPR regulations for packaging, including traditional recyclables such as cardboard, bottles and cans. If wide-ranging EPR regulations were adopted, they could significantly impact the waste and recycling streams we manage and how we operate our business, including contract terms and pricing. A significant reduction in the waste, recycling and other streams we manage could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

Providing environmental and waste management services, including constructing and operating landfills, transfer stations, material recovery facilities ("MRFs") and other disposal facilities, and landfill gas-to-energy facilities, involves risks such as truck accidents, equipment defects, malfunctions and failures, and improper use of dangerous equipment. Additionally, we closely monitor and manage landfills to minimize the risk of waste mass instability, releases of hazardous materials, and odors that are sometimes triggered by weather or natural disasters. There are also risks presented by the potential for subsurface heat reactions causing elevated landfill temperatures and increased production of leachate, landfill gas and odors. We also build and operate natural gas fueling stations, some of which also serve the public or third parties. Operation of fueling stations and landfill gas collection and control systems, as well as operation of heavy machinery and management of flammable materials at our MRFs and transfer stations, involves additional risks of fire and explosion. Any of these risks could potentially result in injury or death of employees and others, a need to shut down or reduce operation of facilities, increased operating expense and exposure to liability for pollution and other environmental damage, and property damage or destruction.

While we seek to minimize our exposure to such risks through comprehensive training, compliance and response and recovery programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected. Any such incidents could also tarnish our reputation and reduce the value of our brand. Additionally, a major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, with a corresponding increase in operating expense.

We may be unable to obtain or maintain required permits or expand existing permitted capacity at our landfills, due to land scarcity, public opposition or otherwise, which can require us to identify disposal alternatives, resulting in decreased revenue and increased costs.

Our ability to meet our financial and operating objectives depends in part on our ability to obtain and maintain the permits necessary to operate landfill sites and transfer stations. Permits to build, operate and expand solid waste management facilities, including landfills and transfer stations, have become more difficult and expensive to obtain and maintain. Permits often take years to obtain as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subjected, or seek to impose liability on us for alleged environmental damage. Such actions could also impact our ability to do business by causing reputational harm. Federal, state and local governments are also increasingly adopting requirements for environmental justice reviews as part of certain permitting decisions. These policies generally require permitting agencies to give heightened attention to the potential for projects to disproportionately impact low-income and minority communities. Responding to permit challenges has, at times, increased our costs and extended the time associated with establishing new facilities and expanding existing facilities. In addition, failure to receive regulatory and zoning approval, as well as land scarcity, particularly in densely populated areas, may prohibit us from establishing new facilities or expanding existing facilities. Diminishing disposal capacity, typically in proximity to major metropolitan areas, sometimes requires us to transport waste by rail or find alternative disposal solutions in affected areas, increasing our operating costs. Our failure to obtain the required permits and necessary capacity expansion to operate our landfills could have a material adverse impact on our financial condition, results of operations and cash flows.

If we are unable to attract, hire or retain key team members and a high-quality workforce, or if our succession planning does not develop an adequate pipeline of future leaders, it could disrupt our business, jeopardize our strategic priorities and result in increased costs, negatively impacting our results of operations.

Our operations require us to attract, hire, develop and retain a high-quality workforce to provide a superior customer experience. This includes key individuals in leadership and specialty roles, as well as a very large number of drivers, technicians and other front-line and back-office team members necessary to provide our environmental services. We experience significant competition to hire and retain individuals for certain front-line positions, such as commercial truck drivers, from within and outside our industry. (Also see Item 1A. *Risk Factors — Market disruption, including labor shortages and supply chain constraints, and macroeconomic pressures, including inflation, have adversely impacted our business and results of operations.*) Additionally, the market for employees that serve on our digital team is highly competitive. As we have accelerated our investments in our technology-led automation and optimization strategy, it is increasingly important that we are able to attract and retain employees with the skills and expertise necessary to implement and manage these projects. We also compete to attract skilled business leaders, and our own key team members are sought after by our competitors and other companies. We make significant investments, and engage in extensive internal succession planning, to provide us with a robust pipeline of future leaders. If we are not able to attract, hire, develop and retain a high-quality workforce with the necessary skills and expertise, as well as key leaders, or if we experience significant employee turnover, it can result in business and strategic disruption, increased costs, and loss of institutional knowledge, which could negatively impact our results of operations.

Our business depends on our reputation and the value of our brand.

We believe we have developed a reputation for high-quality service, reliability and social and environmental responsibility, and we believe our brand symbolizes these attributes. The WM brand name, trademarks and logos and our reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity, whether or not justified, relating to activities by our operations, employees or agents, or challenges to our assertions of social and environmental responsibility, could tarnish our reputation and reduce the value of our brand. Damage to our reputation could reduce demand for our services and potentially have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We have made significant investments in an extensive natural gas truck fleet, which makes us partially dependent on the availability of natural gas and fueling infrastructure and vulnerable to natural gas prices, and requirements to transition to other vehicle types could impair these investments.

We operate a large fleet of natural gas vehicles, and we plan to continue to invest in these assets for our collection fleet. However, natural gas fueling infrastructure is not yet broadly available in the U.S. and Canada; as a result, we have constructed and operate natural gas fueling stations, some of which also serve the public or pre-approved third parties. It will remain necessary for us to invest capital in fueling infrastructure in order to power our natural gas fleet. Concerns have been raised about the potential for emissions from fueling infrastructure that serve natural gas-fueled vehicles. New regulation of, or restrictions on, natural gas fueling infrastructure or reductions in associated tax incentives could increase our operating costs. Additionally, fluctuations in the price and supply of natural gas could substantially increase our operating expenses; a reduction in the existing cost differential between natural gas and diesel fuel could materially reduce the benefits we anticipate from our investment in natural gas vehicles. Further, our fuel surcharge program is currently indexed to diesel fuel prices, and price fluctuations for natural gas may not effectively be recovered by this program.

There is increasing pressure to reduce the use of fossil fuel in the heavy-duty truck industry, and some cities and states are pursuing requirements for using alternative engine technology, such as electric powered vehicles, rather than natural gas or diesel vehicles. This is resulting in regulatory actions to advance the adoption of zero-emission vehicles and a gradual shift away from tax incentives and grants for natural gas trucks. Although current options for heavy-duty electric vehicles lack sufficient range and proven experience for our operations, we are proactively engaging in pilots of electric powered heavy-duty vehicles and anticipate that we could redirect future planned capital investments in our fleet toward these assets when the vehicles prove economically and operationally viable. Should regulation mandate an accelerated transition to electric powered vehicles, our cost to acquire vehicles needed to service our customers could increase, capital investment required to establish sufficient charging infrastructure could be significant and investments we have made in an industry-leading natural gas fleet and infrastructure could be impaired.

Increases in our labor costs as a result of labor unions organizing, changes in regulations related to labor unions or increases in employee minimum wages, could adversely affect our future results.

Labor unions continually attempt to organize our employees, and these efforts will likely continue in the future. Certain groups of our employees are currently represented by unions, and we have negotiated collective bargaining agreements with these unions. Additional groups of employees may seek union representation in the future, and, if successful, would enhance organized labor's leverage to obtain higher than expected wage and benefits costs and resist the introduction of new technology and other initiatives, which can result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, our operating expenses could increase significantly as a result of work stoppages, including strikes. Additionally, a large portion of our workforce are hourly personnel, and many of these individuals, particularly in our recycling business, are paid at rates related to federal and state minimum wages. Increases in minimum wage rates, or the enactment of new wage-related legislation, may significantly increase our labor costs. Any of these matters could adversely affect our financial condition, results of operations and cash flows.

The seasonal nature of our business, severe weather events resulting from climate change and event driven special projects cause our results to fluctuate, and prior performance may not be indicative of our future results.

Our operating revenues tend to be somewhat higher in summer months, primarily due to the higher construction and demolition waste volumes. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends.

Service or operational disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect the operating results of the geographic areas affected. Extreme weather events may also lead to supply chain disruption and delayed project development, or disruption of our customers' businesses, reducing the amount of waste generated by their operations.

On the other hand, certain destructive weather and climate conditions, such as wildfires in the Western U.S. and hurricanes that most often impact our operations in the Southern and Eastern U.S. during the second half of the year, can increase our revenues in the geographic areas affected as a result of the waste volumes generated by these events. While weather-related and other event-driven special projects can boost revenues through additional work for a limited time, due to significant start-up costs and other factors, such revenue can generate earnings at comparatively lower margins.

For these and other reasons, operating results in any period may not be indicative of operating results for any other period. Our stock price may be negatively impacted by interim variations in our results.

We may not be able to achieve our sustainability and other environmental, social and governance ("ESG")-related goals, including reduction of our greenhouse gas ("GHG") emissions, or execute on our sustainability-related growth strategy and initiatives, within planned timelines, and expectations and regulations relating to ESG performance and disclosure can result in increased costs, risk of noncompliance, and related adverse effects.

Consistent with our Company's long-standing commitment to sustainability and environmental stewardship, we have set goals to reduce our GHG emissions and announced other ESG-related goals and initiatives. We have also announced a sustainability growth strategy that includes significant planned investments in our recycling and renewable energy businesses. Our ability to achieve these goals and successfully execute our sustainability growth strategy may be impacted by the numerous risks and uncertainties associated with our business and the environmental services industry, including financial and operating performance, availability of technology and financing, changes in regulation, commodity price fluctuation and general economic conditions. (Also see Item 1A. *Risk Factors — Our revenues, earnings and cash flows will fluctuate based on changes in commodity prices, and commodity prices for recyclable materials are particularly susceptible to volatility based on macroeconomic conditions and regulations that affect our ability to export products* and *— We have announced a sustainability growth strategy that includes significant planned investments in our renewable energy businesses; changes to federal and state renewable fuel policies could affect our financial performance, and such investments may not yield the results anticipated.*)

Some or all of the expected benefits of our sustainability-related investments and initiatives may not occur within the anticipated time periods, or may cost more to achieve than anticipated. An inability to develop, obtain, or scale necessary technology and innovations, and challenges arising from the availability or cost of materials and infrastructure associated with our sustainability investments and initiatives, could impede our ability to execute on our plans and achieve our goals. Actions we take to achieve these goals and implement our sustainability growth strategy and initiatives, including development and implementation of enhanced technology and reporting systems, will require increased capital expenditures and management focus, which may divert investment and management focus away from other aspects of our business operations.

There is increasing governmental and social pressure on companies to develop and implement robust ESG policies, practices, and disclosures. The nature, scope and complexity of matters that our Company must assess and report are expanding due to growing mandatory and voluntary reporting on climate-related risks and other topics, such as water usage, waste production, labor, human capital, environmental justice, cybersecurity and privacy, and risk oversight. Our industry faces challenges from these and other rapidly changing laws, regulations, policies and related interpretations, as well as the risk of enforcement actions by governmental and regulatory agencies for noncompliance. Significant expenditures and commitment of time by management, employees and consultants is involved in developing, implementing and overseeing policies, practices, additional disclosures and internal controls related to ESG risk and performance. An inability to implement such policies, practices, and internal controls and maintain compliance with laws and regulations, or a perception among stakeholders that our ESG disclosures and sustainability goals are insufficient or our goals are unattainable, could harm our reputation and competitive position and negatively impact our stock price and business performance.

External Economic and Industry Risks

The COVID-19 global pandemic disrupted social and commercial activity and financial markets throughout North America; a significant resurgence or new variant of the COVID-19 virus, or other similar pandemic conditions, may have a material adverse impact on our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic and related protective measures had a significant adverse impact on many sectors of the economy, including environmental services. The initial business closures and negative impact on general economic conditions resulted in volume declines and reductions in customers' waste service needs, which negatively impacted our results of operations and cash flows. In particular, COVID-19 caused decreases in volumes in higher margin businesses, impacting key financial metrics.

A significant future resurgence in transmission of COVID-19, a significant new virus variant, or other pandemic conditions that result in business closures and social restrictions could adversely impact our volumes and costs. If such conditions were to deepen, resulting in a broad-based economic slow-down, it may have a material adverse impact on our financial condition, results of operations and cash flows and hinder our ability to grow our business and execute our business strategy. Additionally, if a large portion of our employee base were to become ill, it could impact our ability to provide timely and reliable service. Governmental regulation in response to pandemic conditions, including any vaccination requirements, could result in our inability to perform or compete for certain contracts, as well as significant cost, operational disruption, attrition and difficulty securing future labor needs.

Market disruption, including labor shortages and supply chain constraints, and macroeconomic pressures, including inflation, have adversely impacted our business and results of operations.

Macroeconomic pressures, including inflation and rising interest rates, and market disruption resulting in labor market, supply chain and transportation constraints are continuing. Significant global supply chain disruption and the heightened pace of inflation have reduced availability and increased costs for the goods and services we purchase, with a particular impact on our repair and maintenance costs. Supply chain constraints have also caused delayed delivery of fleet, steel containers and other purchases. Aspects of our business rely on third-party transportation providers, and such services have become more limited and expensive. Additionally, we expect continued significant headwinds from commodity prices for recycled material into 2023, resulting from the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. We are also currently experiencing margin pressures from commodity-driven business impacts, particularly from higher fuel prices. The constrained labor market has resulted in increased costs for wage adjustments, overtime hours and training new hires. If we are not able to overcome limitations on labor availability, it could materially impact our ability to service our customers and our financial results. Geopolitical conflict and the resulting international response, including Russia's invasion of Ukraine, have also exacerbated market disruption, leading to volatility in commodity prices, impacts on the availability and cost of energy, and vendor and supplier disruptions across the global supply chain.

Accelerated and pronounced economic pressures, such as the continuing inflationary cost pressure on labor and the goods and services we rely upon to deliver service to our customers, have had and continue to have a significant impact on our cost structure and capital expenditures. Significant components of our operating expenses vary directly as we experience changes in revenue due to volume and a heightened pace of inflation, and we may not be able to dynamically manage our cost structure in response to such changes. A significant portion of our revenue is tied to a price escalation index with a lookback provision, resulting in a timing lag in our ability to recover increased costs under those contracts during periods of rapid inflation. Separately, for many of our customers we provide services under multi-year contracts that can restrict our ability to increase prices and the timing of such increases. Our overall strategic pricing efforts are focused on recovering as much of the inflationary cost increases we experience in our business as possible by increasing our average unit rate, but such efforts may not be successful for various reasons including the pace of inflation, operating cost inefficiencies, contractual limitations, and market responses. The inability to adequately increase prices to offset increased costs and inflationary pressures, or otherwise mitigate the impact of these macroeconomic conditions and market disruptions on our business, will increase our costs of doing business and reduce our margins.

The extent and duration of the impact of these labor market, supply chain, transportation and commodity-price challenges are subject to numerous external factors beyond our control, including broader macroeconomic conditions; recessionary fears and/or an economic recession; size, location, and qualifications of the labor pool; wage and price structures; adoption of new or revised regulations; future resurgence of COVID-19 or other pandemic conditions and restrictions; geopolitical conflicts and responses; and supply and demand for recycled materials. If such impacts are prolonged and substantial, they could have a material negative effect on our results of operations.

The environmental services industry is highly competitive, and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.

We encounter intense competition from governmental, quasi-governmental and private sources in all aspects of our operations. We principally compete with large national waste management companies, counties and municipalities that maintain their own waste collection and disposal or recycling operations and regional and local companies of varying sizes and financial resources. The industry also includes companies that specialize in certain discrete areas of waste management, operators of alternative disposal facilities, companies that seek to use parts of the waste stream as feedstock for renewable energy and other by-products, and waste brokers that rely upon haulers in local markets to address customer needs. In recent years, the industry has seen some additional consolidation, though the industry remains intensely competitive. Counties and municipalities may have financial competitive advantages because tax revenues are available to them and tax-exempt financing is more readily available to them. Also, such governmental units may attempt to impose flow control or other restrictions that would give them a competitive advantage. In addition, some of our competitors may have lower financial expectations, allowing them to reduce their prices to expand sales volume or to win competitively-bid contracts, including large national accounts and exclusive franchise arrangements with municipalities. When this happens, we may lose customers and be unable to execute our pricing strategy, resulting in a negative impact to our revenue growth from yield on base business.

Our revenues, earnings and cash flows will fluctuate based on changes in commodity prices, and commodity prices for recyclable materials are particularly susceptible to volatility based on macroeconomic conditions and regulations that affect our ability to export products.

Enforcement or implementation of foreign and domestic regulations can affect our ability to export products. In recent years, new and updated international regulations affecting, and in some cases restricting, the international flow of certain recyclables have led to a reduction in export activity for such recyclables, as well as higher quality requirements and higher processing costs. COVID-19 placed additional financial stress on recyclers and municipalities, resulting in some recycling programs being paused or eliminated. These changes have led to a number of states and provinces considering and several implementing EPR regulations.

Prices and demand for recyclables fluctuate. While demand for recyclables generally continues to trend upwards, during the second half of 2022, we saw significant declines in commodity prices for recycled material, and we expect significant commodity price headwinds to continue into 2023, resulting from the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. Recycling revenues attributable to yield increased $19 million and $537 million in 2022 and 2021, respectively, as compared with the prior year periods primarily from higher market prices for recycling commodities in 2021 and the first half of 2022, before the significant downturn in the second half of 2022.

We have announced a sustainability growth strategy that includes significant planned investments in our recycling business to increase automation and reduce labor dependency. Such investments are also targeted at addressing increases in quality requirements for commodities. These investments increase our exposure to commodity price fluctuations. Additionally, future regulation, tariffs, international trade policies or other initiatives, including regulations addressing climate change or GHG emissions, may impact supply and demand of material, or increase operating costs, which could impact the profitability of our recycling operations. If the Company does not effectively manage changes in demand and commodity prices for recycling materials, or if we do not successfully execute our sustainability growth strategy, our investments in recycling infrastructure and technology may not yield the results anticipated.

Fluctuation in energy prices also affects our business, including recycling of plastics manufactured from petroleum products. We are currently experiencing commodity-price driven impacts from higher fuel costs. We have increased our investment in landfill gas-to-energy facilities and the size of our landfill gas recovery operations. Significant variations in the price of biogas, electricity and other energy-related products that are marketed and sold by our landfill gas recovery operations can result in a corresponding significant impact to our revenue from yield from such operations. Additionally, we provide specialized disposal services for oil and gas exploration and production operations through our energy services business. Demand for these services decreases when drilling activity slows due to depressed oil and gas prices, and our Company and the companies for which we provide these services could face increased regulation and corresponding costs as a result of regulations related to climate change or other environmental concerns. Any of the commodity prices to which we are subject may fluctuate substantially and without notice in the future.

Increasing customer preference for alternatives to landfill disposal and bans on certain types of waste could reduce our landfill volumes and cause our revenues and operating results to decline.

Our customers are increasingly diverting waste to alternatives to landfill disposal, such as recycling and composting, while also working to reduce the amount of waste they generate. In addition, many state and local governments mandate diversion, recycling and waste reduction at the source and prohibit the disposal of certain types of materials at landfills, such as recyclables (cardboard, bottles and cans), yard waste, food waste and electronics. Where organic waste is not banned from disposal in landfills, some large customers such as grocery stores and restaurants are choosing to divert their organic waste from landfills. Reducing landfilled organic waste also reduces the amount of landfill gas produced from our landfills, adversely impacting our landfill gas-to-energy facilities. Zero-waste goals (sending no waste to the landfill) have been set by many of the U.S. and Canada's largest companies. Although such mandates and initiatives help to protect our environment, these developments reduce the volume of waste going to our landfills, which may affect the prices that we can charge for landfill disposal. Our landfills currently provide our highest income from operations margins. If we are not successful in expanding our service offerings, growing lines of businesses to service waste streams that do not go to landfills, and providing alternative services for customers that wish to reduce waste entirely, then our revenues and operating results may decline. Additionally, despite the development of new service offerings and lines of business, it is possible that our revenues and our income from operations margins could be negatively affected due to disposal alternatives.

With a heightened awareness of the global problems caused by plastic waste in the environment, Canada and an increasing number of cities and states across the U.S. have passed ordinances banning certain types of plastics from sale or use. The most common materials banned include plastic bags and straws, polystyrene plastic and some types of single use packaging. These bans have increased pressure by manufacturers on our recycling facilities to accept a broader array of materials in curbside recycling and composting programs to alleviate public pressures to ban the sale of those materials. However, there are currently no or limited viable end markets for recycling many of these materials, and inclusion of such materials in our recycling stream increases contamination and operating costs that can negatively affect the results of our recycling operations.

General economic conditions, such as a broad-based economic recession, can directly and adversely affect revenues for environmental services and our income from operations margins.

Our business is directly affected by changes in national and general economic factors that are outside of our control, including consumer confidence, inflation, interest rates and access to capital markets. Many in the financial industry have predicted that the North American economy is poised to enter, or has entered, into a period of economic recession. A weak economy generally results in decreased consumer spending and decreases in volumes of waste generated, which negatively impacts the ability to grow through new business or service upgrades, and may result in customer turnover and reduction in customers' waste service needs. Consumer uncertainty and the loss of consumer confidence may also reduce the number and variety of services requested by customers. Additionally, a weak market for consumer goods can significantly decrease demand by paper mills for recycled corrugated cardboard used in packaging; such as was seen in the second half of 2022, negatively impacting commodity prices and our operating income and cash flows.

A decrease in waste volumes generated results in an increase in competitive pricing pressure; such economic conditions may also interfere with our ability to implement our pricing strategy. Many of our contracts have price adjustment provisions that are tied to an index such as the Consumer Price Index, and our costs may increase more than the increase, if any, in the Consumer Price Index. This is partially due to our relatively high fixed-cost structure; we may not be able to dynamically manage our cost structure in response to shifting volume levels and vendor costs, and our cost structure may not correlate with the Consumer Price Index or the waste industry. An economic recession or other economic weakness is likely to negatively impact our revenues and margins.

Weakness in the economy may expose us to credit risk of governmental entities and municipalities and other major customers, which could negatively impact our financial results.

We provide service to a number of governmental entities, municipalities, and large national accounts. During periods of economic weakness, governmental entities and municipalities can suffer significant financial difficulties, due in part to reduced tax revenue and/or high cost structures. During these periods, such entities, and our non-governmental customers, could be unable to pay amounts owed to us or renew contracts with us at previous or increased rates.

Purchasers of our recycling commodities can be particularly vulnerable to financial difficulties in times of commodity price volatility. The inability of our customers to pay us in a timely manner or to pay increased rates, particularly large national accounts, could negatively affect our operating results.

In addition, the financial difficulties of municipalities could result in a decline in investors' demand for municipal bonds and a correlating increase in interest rates. As of December 31, 2022, we had $725 million of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities. If market dynamics resulted in repricing of our tax-exempt bonds at significantly higher interest rates, we would incur increased interest expenses that may negatively affect our operating results and cash flows.

The Company's effective tax rate and tax liability could materially change as a result of the adoption of new tax legislation and other factors.

Predominantly all of the Company's revenues are generated in the U.S., and changes in U.S. tax laws could materially impact our effective tax rate, financial condition and results of operations. The U.S. Tax Cuts and Jobs Act, enacted on December 22, 2017 (the "Tax Act"), had a significant impact on our effective tax rate, cash tax expenses and net deferred tax liabilities. The Tax Act reduced the U.S. corporate statutory tax rate and eliminated or limited the deduction of several expenses that were previously deductible, among other things. However, future changes in tax laws could reverse the impacts of the Tax Act and if ultimately enacted into law, such an increase could materially impact our tax provision, cash tax liability, effective tax rate and net deferred tax liabilities.

Significant shortages in diesel fuel supply or increases in diesel fuel prices will increase our operating expenses.

The price and supply of diesel fuel can fluctuate significantly based on international, political and economic circumstances, as well as other factors outside our control, such as actions by the Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers, regional production patterns, weather conditions and environmental concerns. We need diesel fuel to run a significant portion of our collection and transfer trucks and our equipment used in our landfill operations. Fuel supply shortages and price increases could substantially increase our operating expenses. We have in place a fuel surcharge program, designed to offset increased fuel expenses; however, we may not be able to pass through all of our increased costs and some customers' contracts prohibit any pass-through of the increased costs. Additionally, lawsuits have challenged our fuel and environmental charges included on our invoices. Regardless of any offsetting surcharge programs, increased operating costs due to higher diesel fuel prices will decrease our income from operations margins.

Technology and Information Security Risks

Developments in technology could trigger a fundamental change in the waste management industry, as waste streams are increasingly viewed as a resource, which may adversely impact volumes at our landfills and our profitability.

Our Company and others have recognized the value of the traditional waste stream as a potential resource. Research and development activities are on-going to provide disposal alternatives that maximize the value of waste, including using waste as a source for renewable energy and other valuable by-products. We and many other companies are investing in these technologies. It is possible that such investments and technological advancements may reduce the cost of waste disposal or the value of landfill gas recovery to a level below our costs and may reduce the demand for landfill space. As a result, our revenues and margins could be adversely affected due to advancements in disposal alternatives.

If we are not able to develop new service offerings and protect intellectual property or if a competitor develops or obtains exclusive rights to a breakthrough technology, our financial results may suffer.

Our existing and proposed service offerings to customers require that we invest in, develop or license, and protect new technologies. Our Company is increasingly focusing on new technologies that automate and innovate our operations, improve the customer experience and provide alternatives to traditional disposal and maximize the resource value of waste. We are continuing our multi-year commitment to strategic investments in technology that prioritize reduction of labor dependency for certain high-turnover jobs, further digitalize our customer self-service and implement technologies to further enhance the safety, reliability and efficiency of our collection operations. Research, development and implementation of enhanced technology often requires significant spending that may divert capital investment away from our traditional business operations. We may experience difficulties or delays in the research, development, production and/or marketing of new products and services or implementation of technologies in which we have invested or acquired, which may negatively impact our operating results and prevent us from recouping or realizing a return on these investments and acquisitions. Further, protecting our intellectual property rights and combating unlicensed copying and use of intellectual property is difficult, and inability to obtain or protect new technologies could impact our services to customers and development of new revenue sources. If a competitor develops or obtains exclusive rights to a "breakthrough technology" that provides a revolutionary change in traditional waste management, or if we have inferior intellectual property to our competitors, our financial results may suffer.

We are increasingly dependent on technology in our operations and if our technology fails, our business could be adversely affected.

We may experience problems with the operation of our current information technology systems or the technology systems of third parties on which we rely, as well as the development and deployment of new information technology systems, that could adversely affect, or even temporarily disrupt, all or a portion of our operations until resolved. Inabilities and delays in implementing new systems can also affect our ability to realize projected cost savings or other benefits. Significant system failures could impede our ability to timely collect and report financial results in accordance with applicable laws and regulations. In 2022, we implemented a new general ledger accounting system, complementary finance enterprise resource planning system and a human capital management system. These systems increase our utilization of, and dependance on, third-party "cloud" computing services in connection with our business operations. Employee work-from-home arrangements prompted by the COVID-19 pandemic increased various technology risks, including potential exposure to cyber incidents, loss of data, fraud, internal control challenges and other disruptions as a consequence of more employees accessing Company systems and information remotely in the course of their ordinary work.

Significant cybersecurity incidents negatively impact our business and our relationships with customers, vendors and employees and expose us to increased liability.

Substantially all aspects of our business operations rely on digital technology. We use computers, mobile devices, social networking and other online platforms to connect with our employees, customers, and vendors. These uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent, unauthorized access and/or release of information. Our business necessitates the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers' personal information, private and sensitive personal information about employees, and financial and strategic information about the Company and its business partners. In addition to our own safeguarding efforts, we also rely on a Payment Card Industry compliant third party to protect our customers' credit card information.

We are regularly the target of attempted cyber intrusions, and we anticipate continuing to be subject to such attempts as cyber intrusions become increasingly sophisticated and more difficult to predict and protect against. Geopolitical conflict, including Russia's invasion of Ukraine, has also increased the risk of cyber incidents. As such, we commit substantial resources to continuously monitor and further develop our networks and infrastructure to prevent, detect, and address the risk of unauthorized access, misuse, computer viruses and other events. Our security programs and measures do not prevent all intrusions. Cyber intrusions require a significant amount of time and effort to assess and remedy, and our incident response efforts may not be effective in all cases. Although we believe that the probability of occurrence of a significant cybersecurity incident is less than likely, if such an incident were to occur, the impact on the Company could be substantial. The Company experienced a cyber intrusion in the first quarter of 2021 that was promptly detected, and the third-party software vulnerability was quickly remediated. There was no impact to the Company's operations, services or financial statements. A subsidiary of WMI provided notice to potentially affected individuals, U.S. state and federal regulators, and Canadian regulators. As a result of the cyber intrusion, regulatory investigations may result in costs, fines, penalties, or other obligations. A subsidiary of WMI was named as a defendant in a class action lawsuit related to this incident. Such case was dismissed in 2022, but an appeal by the plaintiffs is currently pending. The Company intends to vigorously defend itself against any such proceedings and does not expect that the outcome of any proceedings related to the 2021 incident will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows; however, assessing and responding to this intrusion required a significant amount of time and management attention. While the magnitude of future cyber intrusions that result in a theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or material interference with our information technology systems or the technology systems of third parties on which we rely cannot be predicted, such incidents could result in material business disruption, direct financial loss, negative publicity, brand damage, alleged violation of privacy laws, loss of customers, potential regulatory enforcement or private litigation liability and competitive disadvantage. We maintain insurance for cyber incidents; however, due to policy terms, limits and exclusions, such insurance may not apply in all cases, and it may not be adequate to cover all liabilities incurred.

As the Company pursues its strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, the Company is also expanding and improving its information technologies, resulting in a larger technological presence, utilization of "cloud" computing services, and corresponding exposure to cybersecurity risk. Certain new technologies, such as use of autonomous vehicles, remote-controlled equipment, virtual reality, automation and artificial intelligence, present new and significant cybersecurity safety risks that must be analyzed and addressed before implementation. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

Increased state, federal and international laws and regulations related to cybersecurity protections and disclosures may require additional resources for compliance, and any inability, or perceived inability, to adequately address new requirements could subject us to regulatory enforcement, private litigation, and public criticism, disrupt our operations, cause us to lose customers, result in additional costs and legal liability, damage our reputation, and otherwise harm our business.

Increasing regulatory focus on privacy and data protection issues and expanding laws could negatively impact our business, subject us to criticism and expose us to increased liability.

The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. We collect certain personally identifiable information and other sensitive information in connection with providing services to our customers. We are subject to a variety of laws and regulations, and may become subject to additional pending laws and regulations, that govern the collection and use of such information obtained from individuals and businesses. These laws and regulations are inconsistent across jurisdictions and are subject to evolving interpretations. Government officials, regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share, transmit and destroy personal data. We must continually monitor the development and adoption of, and commit substantial time and resources to comply with, new and emerging laws and regulations. These laws and regulations provide disclosure obligations for businesses that collect personal information, individual rights relating to personal information, collection and storage requirements, automated decision-making transparency, and potential liability expansion. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations, including at newly acquired companies, could subject us to regulatory enforcement, private litigation, public criticism, business disruption, loss of customers, additional costs and legal liability, reputational damage, and other harm.

Legal, Regulatory and Compliance Risks

Our operations are subject to environmental, health and safety laws and regulations, as well as contractual obligations that may result in significant liabilities.

There is risk of incurring significant environmental liabilities in the use, treatment, storage, transfer and disposal of waste materials. Under applicable environmental laws and regulations, we could be liable if it is alleged that our operations cause environmental damage to our properties or to the property of other landowners, particularly as a result of the contamination of air, drinking water or soil. Under current law, we could also be held liable for damage caused by conditions that existed before we acquired the assets or operations involved and for conditions resulting from waste types or compounds previously considered non-hazardous but later determined to present possible threat to public health or the environment. The risks of successor liability and emerging contaminants are of particular concern as we execute our growth strategy, partially through acquisitions, because we may be unsuccessful in identifying and assessing potential liabilities during our due diligence investigations. Further, the counterparties in such transactions may be unable to perform their indemnification obligations owed to us. Any substantial liability for environmental damage could have a material adverse effect on our financial condition, results of operations and cash flows.

In the ordinary course of our business, we have in the past, we are currently, and we may in the future, become involved in legal and administrative proceedings relating to land use and environmental laws and regulations. These include proceedings in which governmental entities, private groups or individuals seek to impose liability on us for alleged environmental damage or violation of statutes or desire to revoke or deny permits required for our operations. We generally seek to work with the authorities or other persons involved in these proceedings to resolve any issues raised. If we are not successful, the adverse outcome of one or more of these proceedings could result in, among other things, material increases in our costs or liabilities as well as material charges for asset impairments.

Further, we often enter into agreements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these agreements inherently involves subjective determinations and may result in disputes, including litigation. Costs to remediate or restore the condition of closed sites may be significant.

We have announced a sustainability growth strategy that includes significant planned investments in our renewable energy businesses; changes to federal and state renewable fuel policies could affect our financial performance, and such investments may not yield the results anticipated.

The primary drivers of renewable fuel development at our landfills are tax policies, such as the recently expanded federal tax credits for renewable natural gas ("RNG") production and renewable electricity generation, and federal and state incentive programs, such as the federal Renewable Fuel Standard ("RFS") program and the California Low Carbon Fuel Standard. At the federal level, oil refiners and importers are required through the RFS program to blend specified volumes of renewable transportation fuels with gasoline or buy credits, referred to as renewable identification numbers ("RINs"), from renewable fuel producers. The Company has invested, and continues to invest, in facilities that capture and convert landfill gas into RNG, and also works with facilities that capture and convert dairy digester gas into RNG, so that we can participate in the program, and the Company has stated its intention to grow its asset base to notably increase its RNG production by 2026. RINs prices generally respond to regulations enacted by the EPA, as well as fluctuations in supply and demand. The value of the RINs associated with RNG is set through a market established by the program.

Prior to 2022, the EPA has promulgated rules on an annual basis establishing refiners' obligations to purchase RNG and other cellulosic biofuels under the RFS program; however, the EPA issued a highly anticipated proposed rule in late 2022 setting forth the direction of the RFS program for compliance years 2023 through 2025. Although this proposal delivers on many reforms that benefit the solid waste sector, the EPA's programmatic shift towards multi-year standards could lead to market uncertainty and volatility in the price of RINs. We continue to advocate for the current administration to implement policies that ensure long-term stability for renewable transportation fuels and expand opportunities for the biogas sector to participate in the RFS program. Changes in the RFS market, the structure of the RFS program or RINs prices and demand can and has impacted the financial performance of the facilities constructed to capture and treat the gas. Such changes could impact or alter our projected future investments, and such investments may not yield the results anticipated.

The impact of climate change, and the adoption of climate change legislation or regulations restricting emissions of GHGs, could increase our costs to operate.

We continue to assess the physical risks, such as sea-level rise, catastrophic storms and other extreme weather conditions and long-term shifts in climate patterns, and transition risks, such as regulatory, market, policy, and technology changes, to our operations from the effects of climate change. These risks are expected to be unpredictable and widespread.

Although we have made investments to mitigate risk associated with severe storm events, damage to our facilities or disruption of service caused by more frequent or more severe storms associated with climate extremes could negatively impact operating results. We have also identified risk to our assets and our employees associated with drought or water scarcity, flooding, extreme heat and rain events, and fire conditions associated with climate change. For example, wildfires influenced by climate change can damage landfill infrastructure such as gas collection systems, flooding in low-lying areas enhanced by sea level rise can result in greater maintenance expenses at our facilities and service disruption, and more frequent or extreme rain events can erode the protective vegetative caps on our landfills and generate increased volumes of leachate to manage. Those areas of the country most prone to these occurrences have protocols in place, or are developing protocols to address these conditions, including employee safety, driver training, and equipment and facility protection protocols. We have incurred and will incur costs to develop and implement these protocols, and these protocols may not be effective in offsetting these risks. Additionally, the actions of others in response to climate change effects, such as the rolling power blackouts implemented in California in 2019 due to wildfire risks, can result in service disruptions and increase our costs to operate.

Our landfill operations emit methane, identified as a GHG. There are a number of legislative and regulatory efforts at the state, provincial, regional and federal levels to cap and/or curtail the emission of GHGs to ameliorate the effect of climate change, and otherwise to promote adaptation to climate change, support the transition to a low-carbon economy, and require disclosure of climate-related matters. We continue to monitor these efforts and the potential impacts to our operations. Additionally, existing technology presents challenges to our ability to quantify landfill emissions precisely. Should comprehensive federal climate change legislation be enacted, we expect it could impose operational and compliance costs that might not be offset by the revenue increases associated with our lower-carbon service options, the materiality of which we cannot predict. Climate change laws and regulations could also result in increased operational costs or disruption to the business of our customers, potentially impacting our operations and financial condition. We could also experience damage to our reputation and brand, including as a result of a failure or perceived failure to respond responsibly and effectively to changes in legal and regulatory measures adopted to address climate change.

We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties with whom we have a relationship, were to fail to comply with U.S. or foreign laws or regulations.

Some of our projects and new business may be conducted in countries where corruption has historically been prevalent. It is our policy to comply with all applicable anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, and with applicable local laws of the foreign countries in which we operate, and we monitor our local partners' compliance with such laws as well. Our reputation may be adversely affected if we were reported to be associated with corrupt practices or if we or our local partners failed to comply with such laws. Additionally, violations of such laws could subject us to significant fines and penalties.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

As a large company with operations across the U.S. and Canada, we are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business, including governmental proceedings. Actions that have been filed against us, and that may be filed against us in the future, include personal injury, property damage, commercial, customer, and employment-related claims, including purported state and national class action lawsuits related to:

- alleged environmental contamination, including releases of hazardous materials and odors;
- sales and marketing practices, customer service agreements, prices and fees; and
- federal and state wage and hour and other laws.

The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our liquidity.

Financial Risks

Our capital requirements and our business strategy could increase our expenses, cause us to change our growth and development plans, or result in an inability to maintain our desired credit profile.

If economic conditions or other risks and uncertainties cause a significant reduction in our cash flows from operations, we may reduce or suspend capital expenditures, growth and acquisition activity, implementation of our business strategy, dividend declarations or share repurchases. We may choose to incur indebtedness to pay for these activities, although our access to capital markets is not assured and we may not be able to incur indebtedness at a cost that is consistent with current borrowing rates. We also may need to incur indebtedness to refinance scheduled debt maturities, and it is possible that the cost of financing could increase significantly, thereby increasing our expenses and decreasing our net income. Macroeconomic pressures, including inflation and rising interest rates, and market disruption are continuing. The U.S. government's decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations may cause further interest rate increases, disrupt access to capital markets and deepen recessionary conditions. Further, our ability to execute our financial strategy and our ability to incur indebtedness is somewhat dependent upon our ability to maintain investment grade credit ratings on our senior debt. The credit rating process is contingent upon our credit profile and several other factors, many of which are beyond our control, including methodologies established and interpreted by third-party rating agencies. If we were unable to maintain our investment grade credit ratings in the future, our interest expense would increase and our ability to obtain financing on favorable terms could be adversely affected.

Additionally, we have $3.5 billion of debt as of December 31, 2022 that is exposed to changes in market interest rates within the next 12 months because of the impact of our commercial paper borrowings, our $1.0 billion, two-year, U.S. term credit agreement ("Term Loan") and tax-exempt bonds. If interest rates increase, our interest expense would also increase, lowering our net income and decreasing our cash flow.

We may use our $3.5 billion long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility") to meet our cash needs, to the extent available, until maturity in May 2027. As of December 31, 2022, we had no outstanding borrowings under this facility. We had $166 million of letters of credit issued and $1.7 billion of outstanding borrowings (net of related discount on issuance) under our commercial paper program, both supported by this facility, leaving unused and available credit capacity of $1.6 billion as of December 31, 2022. In the event of a default under our $3.5 billion revolving credit facility, or our Term Loan, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Additionally, any such default could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default would have a material adverse effect on our ability to continue to operate.

We have substantial financial assurance and insurance requirements and increases in the costs of obtaining adequate financial assurance, or the inadequacy of our insurance coverages, could negatively impact our liquidity and increase our liabilities.

The amount of insurance we are required to maintain for environmental liability is governed by statutory requirements. We also carry a broad range of other insurance coverages that are customary for a company our size. To the extent our obligations for claims are more than we estimated, our insurance coverage is inadequate to cover our obligations, or our insurers are unable to meet their obligations, the requirement that we pay such obligations could have a material adverse effect on our financial results.

In addition, to fulfill our financial assurance obligations with respect to variable-rate tax-exempt debt, and final capping, closure, post-closure and environmental remediation obligations, we generally obtain letters of credit or surety bonds, rely on insurance, including captive insurance, fund trust and escrow accounts or rely upon WMI financial guarantees. Our financial position, which can be negatively affected by asset impairments, our credit profile and general economic factors, may increase the cost of our current financial assurance instruments, and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. In the event we are unable to obtain sufficient surety bonding, letters of credit or third-party insurance coverage at reasonable cost, or one or more states cease to view captive insurance as adequate coverage, we would need to rely on other forms of financial assurance. It is possible that we could be required to deposit cash to collateralize certain obligations, which could negatively impact our liquidity.

We may record material charges against our earnings due to impairments to our assets.

In accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), we capitalize certain expenditures and advances relating to disposal site and other facility development, expansion projects, acquisitions, software development costs and other projects. Events that have in the past and may in the future lead to an impairment include, but are not limited to, shutting down a facility or operation, abandoning a development project, project cost overruns or the denial of an expansion permit. Additionally, declining waste volumes and development of, and customer preference for, alternatives to traditional waste disposal could warrant asset impairments. If we determine an asset or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such asset or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our Consolidated Balance Sheets, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We have in the past and may in the future be required to incur charges against earnings if such impairment tests indicate that the fair value of a reporting unit is below its carrying amount. Any such charges could have a material adverse effect on our results of operations.

We could face significant liabilities for withdrawal from Multiemployer Pension Plans.

We are a participating employer in a number of trustee-managed multiemployer defined benefit pension plans ("Multiemployer Pension Plans") for employees who are covered by collective bargaining agreements. In the event of our withdrawal from a Multiemployer Pension Plan, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. Depending on various factors, including potential legislative changes, future withdrawals could have a material adverse effect on results of operations or cash flows for a particular reporting period, and our on-going costs of participation in Multiemployer Pension Plans may increase. See Notes 9 and 10 to the Consolidated Financial Statements for more information related to our participation in Multiemployer Pension Plans.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Our principal executive offices are in Houston, Texas where we lease approximately 285,000 square feet under a lease expiring in 2035. We also have administrative offices in Arizona, Connecticut, Illinois and India. We own or lease real property in most locations where we have operations or administrative functions. We have operations (i) in all 50 states except Montana; (ii) in the District of Columbia and (iii) throughout Canada.

Our principal property and equipment consist of land (primarily landfills and other disposal facilities, transfer stations and bases for collection operations), buildings, vehicles and equipment. We believe that our operating properties, vehicles and equipment are adequately maintained and sufficient for our current operations. However, we expect to continue to make investments in additional property and equipment for expansion, for the replacement of aging assets and investment in assets that support our strategy of continuous improvement through efficiency and innovation. In addition, we continue to make progress on our planned investments to expand our renewable energy and recycling businesses. As of December 31, 2022 and 2021, we owned and operated five and four renewable natural gas facilities, respectively. For more information, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* included within this report.

The following table summarizes our various operations as of December 31:

	2022	2021
Landfills owned or operated	259	260
Transfer stations	337	340
Material recovery facilities	97	96

Item 3. *Legal Proceedings.*

Information regarding our legal proceedings can be found under the *Environmental Matters* and *Litigation* sections of Note 10 to the Consolidated Financial Statements included within this report.

Item 4. *Mine Safety Disclosures.*

Information concerning mine safety and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this annual report.


PART II


Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "WM." The number of holders of record of our common stock on January 31, 2023 was 7,847.

The graph below shows the relative investment performance of Waste Management, Inc. common stock, the S&P 500 Index and the Dow Jones Waste & Disposal Services Index for the last five years, assuming reinvestment of dividends at date of payment into the common stock. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.

Comparison of Cumulative Five Year Total Return



	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Waste Management, Inc.	$ 100	$ 105	$ 137	$ 145	$ 208	$ 199
S&P 500 Index	$ 100	$ 96	$ 126	$ 149	$ 192	$ 157
Dow Jones Waste & Disposal Services Index....	$ 100	$ 100	$ 135	$ 144	$ 201	$ 191

The Company repurchases shares of its common stock as part of capital allocation programs authorized by our Board of Directors. During 2022, we repurchased an aggregate of $1.5 billion of our common stock under accelerated share repurchase ("ASR") agreements and open market transactions, which equated to 9.4 million shares with a weighted average price per share of $160.32, inclusive of per-share commissions. In addition, in December 2021, we executed an ASR agreement that completed in January 2022, at which time we received 0.4 million shares. See Note 13 to the Consolidated Financial Statements for additional information. We announced in December 2022 that the Board of Directors has authorized up to $1.5 billion in future share repurchases. This new authorization replaces our prior $1.5 billion authorization that was fully utilized in 2022.

The following table summarizes common stock repurchases made during the fourth quarter of 2022 (shares in millions):

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1 — 31	0.1	$ 159.79 (a)	0.1	$ 417 million
November 1 — 30	2.1	$ 161.19 (b)	2.1	$ 84 million
December 1 — 31	0.5	$ 161.19 (b)	0.5	$ 1.5 billion
Total	2.7	$ 161.13	2.7	

(a) In October 2022, we repurchased 125,167 shares of our common stock in open market transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Exchange Act for $20 million, inclusive of per-share commissions, at a weighted average price of $159.79.

(b) In November 2022, we delivered $417 million cash and received 2.1 million shares pursuant to an Accelerated Share Repurchase ("ASR") agreement executed in late October 2022. In December 2022, we completed the ASR agreement and received 0.5 million additional shares based on a final weighted average price of $161.19. The "Average Price Paid per Share" in the table represents the final weighted average price per share paid for the ASR agreement.

Any future share repurchases will be made at the discretion of management and will depend on various factors including our net earnings, financial condition and cash required for future business plans, growth and acquisitions.

Item 6. *[Reserved]*

None.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

This section includes a discussion of our results of operations for the three years ended December 31, 2022. This discussion may contain forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. We discuss in more detail various factors that could cause actual results to differ materially from expectations in Item 1A. *Risk Factors*. The following discussion should be read considering those disclosures and together with the Consolidated Financial Statements and the notes thereto.

Overview

We are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our residential, commercial, industrial and municipal customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. We own or operate the largest network of landfills throughout the U.S. and Canada. In order to make disposal more practical for larger urban markets, where the distance to landfills is typically farther, we manage transfer stations that consolidate, compact and transport waste efficiently and economically.

Through our subsidiaries, including our Waste Management Renewable Energy ("WM Renewable Energy") business, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the U.S. and Canada that produce renewable electricity and renewable natural gas, which is a significant source of fuel for our natural gas fleet. Additionally, we are a leading recycler in the U.S. and Canada, handling materials that include paper, cardboard, glass, plastic and metal. Our "Solid Waste" business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provide collection, transfer, disposal, and recycling and resource recovery services.

Our senior management evaluates, oversees and manages the financial performance of our Solid Waste operations through two operating segments. Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada. Each of our Solid Waste operating segments provides integrated environmental services, including collection, transfer, recycling, and disposal.

Our Solid Waste operating revenues are primarily generated from fees charged for our collection, transfer, disposal, and recycling and resource recovery services, and from sales of commodities by our recycling and landfill gas-to-energy operations. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility or material recovery facility and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, considering our cost of loading, transporting and disposing of the solid waste at a disposal site. Recycling revenues generally consist of tipping fees and the sale of recycling commodities to third parties. The fees we charge for our services generally include our environmental, fuel surcharge and regulatory recovery fees which are intended to pass through to customers direct and indirect costs incurred. We also provide additional services that are not managed through our Solid Waste business, described under *Results of Operations* below.

Business Environment

The waste industry is a comparatively mature and stable industry. However, customers increasingly expect more of their waste materials to be recovered and those waste streams are becoming more complex. In addition, many state and local governments mandate diversion, recycling and waste reduction at the source and prohibit the disposal of certain types of waste at landfills. We monitor these developments to adapt our service offerings. As companies, individuals and communities look for ways to be more sustainable, we promote our comprehensive services that go beyond our core business of collecting and disposing of waste in order to meet their needs. This includes expanding traditional recycling services, increasing organics collection and processing, and expanding our renewable energy projects to meet the evolving needs of our diverse customer base. As North America's leading provider of comprehensive environmental solutions, we are taking big, bold steps to catalyze positive change – change that will impact our Company as well as the communities we serve. Consistent with our Company's long-standing commitment to sustainability and environmental stewardship, we published our 2022 Sustainability Report providing details on our Environmental, Social and Governance ("ESG") performance and outlining new 2030 goals. The Sustainability Report conveys the strong linkage between the Company's ESG goals and our growth strategy, inclusive of the planned expansion of the Company's recycling and renewable energy businesses. The information in this report can be found at https://sustainability.wm.com but it does not constitute a part of, and is not incorporated by reference into, this Annual Report on Form 10 K. For further discussion see Item1. *Business – Regulation – Recent Developments and Focus Areas in Policy and Regulation*.

We encounter intense competition from governmental, quasi-governmental and private service providers based on pricing, and to a much lesser extent, the nature of service offerings, particularly in the residential line of business. Our industry is directly affected by changes in general economic factors, including increases and decreases in consumer spending, business expansions and construction activity. These factors generally correlate to volumes of waste generated and impact our revenue. Negative economic conditions and other macroeconomic trends can and have caused customers to reduce their service needs. Such negative economic conditions, in addition to competitor actions, can impact our strategy to negotiate, renew, or expand service contracts and grow our business. We also encounter competition for acquisitions and growth opportunities. General economic factors and the market for consumer goods, in addition to regulatory developments, can also significantly impact commodity prices for the recyclable materials we sell. Significant components of our operating expenses vary directly as we experience changes in revenue due to volume and a heightened pace of inflation. Volume changes can fluctuate significantly by line of business and volume changes in higher margin businesses, such as what we saw with COVID-19, can impact key financial metrics. We must dynamically manage our cost structure in response to volume changes and cost inflation.

We believe the Company's industry-leading asset network and strategic focus on investing in our people and our digital platform will give the Company the necessary tools to address the evolving challenges impacting the Company and our industry. In line with our commitment to continuous improvement and a differentiated customer experience, we remain focused on our automation and optimization investments to enhance our operational efficiency and change the way we interact with our customers. Enhancements made through these initiatives are intended to seamlessly and digitally connect all the Company's functions required to service our customers in order to provide the best experience and service. In late 2021, we began to execute on the next phase of this technology enablement strategy to automate and optimize certain elements of our service delivery model. This next phase will prioritize reduced labor dependency on certain high-turnover jobs, particularly in customer experience, recycling and residential collection. We continue to make these investments to further digitalize our customer self-service and implement technologies to further enhance the safety, reliability and efficiency of our collection operations. Additionally, in 2022, we implemented a new general ledger accounting system, complementary finance enterprise resource planning system and a human capital management system, which will drive operational and service excellence by empowering our people through a modern, simplified and connected employee experience.

Macroeconomic pressures, including inflation and rising interest rates, and market disruption, resulting in labor market, supply chain and transportation constraints are continuing. Significant global supply chain disruption and the heightened pace of inflation have reduced availability and increased costs for the goods and services we purchase, with a particular impact on our repair and maintenance costs. Supply chain constraints have also caused delayed delivery of fleet, steel containers and other purchases. Aspects of our business rely on third-party transportation providers, and such services have become more limited and expensive.

While demand for recyclables generally continues to trend upwards, during the second half of 2022, we saw significant declines in commodity prices for recycled materials, and we expect continued significant headwinds from commodity prices for recycled material into 2023, resulting from the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. We are also currently experiencing margin pressures from other commodity-driven business impacts, particularly from higher fuel prices. The constrained labor market has resulted in increased costs for wage adjustments, overtime hours and training new hires. Geopolitical conflict and the resulting international response, including Russia's invasion of Ukraine, have also exacerbated market disruption, leading to volatility in commodity prices, impacts on the availability and cost of energy, and vendor and supplier disruptions across the global supply chain. The extent and duration of the impact of these labor market, supply chain, transportation and recycling challenges are subject to numerous external factors beyond our control, including broader macroeconomic conditions; recessionary fears and/or an economic recession; size, location, and qualifications of the labor pool; wage and price structures; adoption of new or revised regulations; future resurgence of COVID-19 or other pandemic conditions and restrictions; geopolitical conflicts and responses and supply and demand for recycled materials. As we experience inflationary cost pressures, we focus on our strategic pricing efforts, as well as operating efficiencies and cost controls, to maintain and grow our earnings and cash flow. With these macroeconomic pressures, we remain focused on putting our people first to ensure that they are well positioned to execute our daily operations diligently and safely. We are encouraged by our results in 2022 and remain focused on delivering outstanding customer service, managing our variable costs with changing volumes and investing in technology that will enhance our customers' experience and reduce our cost to serve.

Acquisition of Advanced Disposal Services, Inc. ("Advanced Disposal")

On October 30, 2020, we completed our acquisition of all outstanding shares of Advanced Disposal for $30.30 per share in cash, pursuant to an Agreement and Plan of Merger dated April 14, 2019, as amended on June 24, 2020. Total enterprise value of the acquisition was $4.6 billion when including approximately $1.8 billion of Advanced Disposal's net debt. This acquisition grew our footprint and allows us to provide differentiated, sustainable waste management and recycling services to approximately three million new commercial, industrial and residential customers primarily located in the Eastern half of the U.S. In connection with our acquisition of Advanced Disposal, we and Advanced Disposal entered into an agreement that provided for GFL Environmental to acquire a combination of assets from us and Advanced Disposal to address divestitures required by the U.S. Department of Justice. Immediately following the acquisition, the divestiture transactions were consummated and the Company subsequently received cash proceeds from the sale of $856 million.

For the year ended December 31, 2022 and 2021, we incurred integration related costs of $10 million and $51 million, respectively, and for the year ended December 31, 2020, we incurred acquisition and integration related costs of $156 million, which were primarily classified as "Selling, general and administrative expenses". The post-closing operating results of Advanced Disposal have been included in our consolidated financial statements, within our existing reportable segments. Post-closing through December 31, 2020, Advanced Disposal recognized $205 million, $142 million and $60 million of revenue, operating expenses and selling, general and administrative expenses, respectively, which are included in our Consolidated Statement of Operations.

For more information related to our acquisitions, see Notes 11 and 17 to the Consolidated Financial Statements and the *Summary of Cash Flow Activity* section below.

COVID-19 Impact

The impacts of COVID-19 on the global economy increased rapidly during the second quarter of 2020, affecting our business in most geographies and across a variety of our customer types. Over the past two years, our volumes have recovered, largely exceeding volumes from the pre-pandemic levels in 2019. While we continue to be optimistic about North America's overall economic recovery from the impacts of the COVID-19 pandemic. A significant future resurgence in transmission of COVID-19, a significant new virus variant, or other pandemic conditions that result in business closures and social restrictions could adversely impact our volumes and costs in the future.

Current Year Financial Results

During 2022, we continued to advance our strategic priorities—enhancing employee engagement, improving our operations through the use of technology and automation, and investing in growth through our recycling and renewable energy businesses. This strategic focus, combined with strong operational execution resulted in increased revenue, income from operations and income from operations margin driven primarily by both yield and volume growth in our collection and disposal business. We were able to achieve these results despite high inflationary cost pressures. We remain diligent in offering a competitively profitable service that meets the needs of our customers and are focused on driving operating efficiencies and reducing discretionary spend. We continue to invest in our people through market wage adjustments, investments in our digital platform and training for our team members. Despite the significant downturn in commodity prices for recyclable materials in the second half of the year, we remain committed to our investment in recycling automation, which reduces costs and increases throughput, positioning us to overcome commodity price headwinds and deliver a differentiated service. We also continue to make investments in automation and optimization to enhance our operational efficiency and improve labor productivity for all lines of business. During 2022, the Company allocated $2,587 million of available cash to capital expenditures. We also allocated $2,577 million of available cash to our shareholders during 2022 through dividends and common stock repurchases.

Key elements of our 2022 financial results include:

- Revenues of $19,698 million for 2022 compared with $17,931 million in 2021, an increase of $1,767 million, or 9.9%. The increase is primarily attributable to (i) higher yield in our collection and disposal lines of business; (ii) increases from our fuel surcharge program and (iii) higher volume in our collection and disposal lines of business;

- Operating expenses of $12,294 million in 2022, or 62.4% of revenues, compared with $11,111 million, or 62.0% of revenues, in 2021. The $1,183 million increase is primarily attributable to (i) inflationary cost pressures, particularly for maintenance and repairs and subcontractor costs; (ii) commodity-driven business impacts from higher fuel prices and recycling and (iii) labor cost increases from frontline employee wage adjustments;

- Selling, general and administrative expenses of $1,938 million in 2022, or 9.8% of revenues, compared with $1,864 million, or 10.4% of revenues, in 2021. The $74 million increase is primarily attributable to (i) higher costs associated with our strategic investments in our digital platform and sustainability initiatives; (ii) increased labor costs primarily from higher annual incentive compensation costs and merit increases; (iii) increased business travel and entertainment expense and (iv) an increase in provision for bad debts; partially offset by (i) lower long-term incentive compensation costs; (ii) market adjustments for deferred compensation plans related to investment performance and (iii) lower litigation costs;

- Income from operations of $3,365 million, or 17.1% of revenues, in 2022 compared with $2,965 million, or 16.5% of revenues, in 2021. The increase in the current year was primarily driven by revenue growth in our collection and disposal lines of business driven by both yield and volume, partially offset by (i) inflationary cost pressures; (ii) labor cost increases from frontline employee wage adjustments; (iii) non-cash asset impairments; and (iv) reduced profitability in our recycling business;

- Net income attributable to Waste Management, Inc. was $2,238 million, or $5.39 per diluted share, compared with $1,816 million, or $4.29 per diluted share, in 2021. The increase in income from operations, as discussed above, in addition to a net loss on early extinguishment of debt of $220 million in 2021 that did not repeat in 2022, drove an increase in net income;

- Net cash provided by operating activities was $4,536 million in 2022, compared with $4,338 million in 2021. The increase in net cash provided by operating activities was driven by (i) an increase in earnings and (ii) lower interest payments during 2022. These results were partially offset by higher income tax payments in 2022 primarily as a result of higher pre-tax earnings and a deposit of approximately $103 million that was made to the Internal Revenue Service ("IRS") related to a disputed tax matter. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. See Note 8 to the Consolidated Financial Statements for further discussion; and

- Free cash flow was $1,976 million in 2022, compared with $2,530 million in 2021. The decrease in free cash flow is primarily attributable to (i) an increase in capital spending, primarily driven by our intentional investment in sustainability growth projects as well as timing differences in our fixed asset purchases to support our ongoing operations and (ii) higher income tax payments in 2022. This decrease was partially offset by increased earnings in 2022. Free cash flow is a non-GAAP measure of liquidity. Refer to *Free Cash Flow* below for our definition of free cash flow, additional information about our use of this measure, and a reconciliation to net cash provided by operating activities, which is the most comparable GAAP measure.

Results of Operations

Operating Revenues

Our Solid Waste operating revenues are primarily generated from fees charged for our collection, transfer, disposal, and recycling and resource recovery services, and from sales of commodities by our recycling and landfill gas-to-energy operations. We also provide additional services that are not managed through our Solid Waste business, including both our Strategic Business Solutions ("WMSBS") and Sustainability and Environmental Services ("SES") businesses, which include landfill gas-to-energy services, environmental solutions services and recycling brokerage services. We also offer certain other expanded service offerings and solutions. The mix of operating revenues from our major lines of business for the year ended December 31 are as follows (in millions):

	2022	2021	2020
Commercial	$ 5,450	$ 4,760	$ 4,102
Industrial	3,681	3,210	2,770
Residential	3,339	3,172	2,716
Other collection	699	533	465
Total collection	13,169	11,675	10,053
Landfill	4,600	4,153	3,667
Transfer	2,143	2,072	1,855
Recycling	1,701	1,681	1,127
Other (a)	2,405	2,112	1,776
Intercompany (b)	(4,320)	(3,762)	(3,260)
Total	$ 19,698	$ 17,931	$ 15,218

(a) The "Other" line of business includes (i) certain services provided by our WMSBS business; (ii) certain services within our sustainability business including our landfill gas to energy operations managed by our WM Renewable Energy business and (iii) certain other expanded service offerings and solutions and reflects the results of non-operating entities that provide financial assurance and self-insurance support for our Solid Waste business, net of intercompany activity. Revenue attributable to collection, landfill, transfer and recycling services provided by our "Other" businesses has been reflected as a component of the relevant line of business for purposes of presentation in this table.

(b) Intercompany revenues between lines of business are eliminated in the Consolidated Financial Statements included within this report.

The following table provides details associated with the period-to-period change in revenues and average yield for the year ended December 31 (dollars in millions):

	2022 vs. 2021				2021 vs. 2020			
	Amount	As a % of Related Business(a)	Amount	As a % of Total Company(b)	Amount	As a % of Related Business(a)	Amount	As a % of Total Company(b)
Collection and disposal	$ 1,025	6.7 %			$ 468	3.5 %		
Recycling (c)	19	1.2			537	51.5		
Fuel surcharges and other	474	51.7			240	36.9		
Total average yield (d)			$ 1,518	8.5 %			$ 1,245	8.2 %
Volume			233	1.3			435	2.8
Internal revenue growth			1,751	9.8			1,680	11.0
Acquisitions			62	0.4			1,032	6.8
Divestitures			(15)	(0.1)			(49)	(0.3)
Foreign currency translation			(31)	(0.2)			50	0.3
Total			$ 1,767	9.9 %			$ 2,713	17.8 %

(a) Calculated by dividing the increase or decrease for the current year by the prior year's related business revenue adjusted to exclude the impacts of divestitures for the current year.

(b) Calculated by dividing the increase or decrease for the current year by the prior year's total Company revenue adjusted to exclude the impacts of divestitures for the current year.

(c) Includes combined impact of commodity price variability and changes in fees.

(d) The amounts reported herein represent the changes in our revenue attributable to average yield for the total Company.

The following provides further details about our period-to-period change in revenues:

Average Yield

Collection and Disposal Average Yield — This measure reflects the effect on our revenue from the pricing activities of our collection, transfer and landfill operations, exclusive of volume changes. Revenue growth from collection and disposal average yield includes not only base rate changes and environmental and service fee fluctuations, but also (i) certain average price changes related to the overall mix of services, which are due to the types of services provided; (ii) changes in average price from new and lost business and (iii) price decreases to retain customers.

The details of our revenue growth from collection and disposal average yield for the year ended December 31 are as follows (dollars in millions):

	2022 vs. 2021		2021 vs. 2020	
	Amount	As a % of Related Business	Amount	As a % of Related Business
Commercial	$ 406	9.2 %	$ 152	3.9 %
Industrial	307	10.2	126	4.8
Residential	185	6.1	119	4.5
Total collection	898	8.2	397	4.2
Landfill	79	3.1	42	1.8
Transfer	48	4.5	29	2.9
Total collection and disposal	$ 1,025	6.7 %	$ 468	3.5 %

Our overall strategic pricing efforts are focused on recovering our higher cost to service our customers that we experience in our business by increasing our average unit rate. We experienced strong average yield growth in our collection line of business of 8.2% in 2022, up from 4.2% in 2021, illustrating our focus on our pricing efforts in this inflationary environment. We are driving improvements in our residential line of business, aligning the price charged for services we provide to our customers with the costs to provide the services, resulting in increased average yield in 2022 of 6.1%, up from 4.5% in 2021. We are also continuing to see growth in our disposal business with our municipal solid waste business experiencing average yield of 6.2% in 2022, up from 3.2% in 2021.

Recycling — Recycling revenues attributable to yield increased $19 million and $537 million in 2022 and 2021, respectively, as compared with the prior year periods, primarily from higher market prices for recycling commodities in 2021 and the first half of 2022, before the significant downturn in the second half of 2022.

Demand for recycled materials strengthened through 2021 and into early 2022, primarily driven by the growth in e-commerce, businesses re-opening, and manufacturers committing to use more recycled content in their packaging. In 2022, we experienced all-time high recycling commodity pricing in the first half of the year to be followed by historically low pricing through the second half of the year, resulting from the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. We expect significant commodity price headwinds to continue into 2023. Average market prices for recycling commodities at the Company's facilities were approximately 10% lower and 115% higher in 2022 and 2021, respectively, when compared with the prior year periods. Revenue decline from lower commodity pricing was offset by higher pricing in our recycling brokerage business as well as our continued focus on a fee-based pricing model that ensures fees paid by customers cover the cost of processing materials and the impact on our cost structure of managing contamination in the recycling stream.

Fuel Surcharges and Other — These fees, which include (i) our fuel surcharge program, (ii) yield from our WM Renewable Energy business and (iii) other mandated fees, increased $474 million and $240 million in 2022 and 2021, respectively, as compared to the prior year periods. Fuel surcharge revenues are based on and fluctuate in response to changes in the national average prices for diesel fuel, and also vary with changes in our volume-based revenue activity. Market prices for diesel fuel were over 50% and 30% higher in 2022 and 2021, as compared to the prior year periods. Revenue from yield growth in our WM Renewable Energy business increased $48 million and $85 million in 2022 and 2021, respectively, as compared to the prior year period, primarily driven by increases in the value for electricity and renewable natural gas credits. The mandated fees are primarily related to fees and taxes assessed by various state, county and municipal government agencies at our landfills and transfer stations. These amounts have not significantly impacted the change in revenue for the periods presented.

Volume

Our revenues from volume (excluding volumes from acquisitions and divestitures) increased $233 million, or 1.3%, and $435 million, or 2.8%, in 2022 and 2021, respectively, as compared with the prior year periods. Our collection and disposal business volumes grew 1.8% and 3.0% in 2022 and 2021, respectively.

Our 2022 volume growth has moderated when compared to the accelerated volume recovery from COVID-related impacts experienced in 2021. Special waste volumes at our landfills have been the most significant driver of volume growth, primarily due to an increase in event-driven projects. In addition, our WMSBS business volumes grew as a result of our continued focus on a differentiated service model for national accounts customers. Our volumes have been impacted by our intentional efforts to reduce unprofitable residential and industrial collection volumes.

We experienced higher volume growth in 2021 relative to the sharp decline experienced in April 2020 as a result of COVID-related impacts. The pace of recovery in our volumes accelerated in the second quarter of 2021 and continued in the second half of 2021 with minimal impact from periodic resurgences in transmission of COVID-19 virus variants as communities and businesses have remained open. The portions of our business that had the most pronounced decreases in volume due to the pandemic were our industrial and commercial collection businesses and our landfill volumes.

Acquisitions and Divestitures

Acquisitions and divestitures resulted in a net increase in revenues of $47 million, or 0.3%, and $983 million, or 6.5%, in 2022 and 2021, respectively, as compared with the prior year periods, with the increase in 2021 primarily due to our acquisition of Advanced Disposal.

Operating Expenses

Our operating expenses are comprised of (i) labor and related benefits costs (excluding labor costs associated with maintenance and repairs discussed below), which include salaries and wages, bonuses, related payroll taxes, insurance and benefits costs and the costs associated with contract labor; (ii) transfer and disposal costs, which include tipping fees paid to third-party disposal facilities and transfer stations; (iii) maintenance and repairs costs relating to equipment, vehicles and facilities and related labor costs; (iv) subcontractor costs, which include the costs of independent haulers who transport waste collected by us to disposal facilities and are affected by variables such as volumes, distance and fuel prices; (v) costs of goods sold, which includes the cost to purchase recycling materials for our recycling line of business, including certain rebates paid to suppliers; (vi) fuel costs, net of tax credits for alternative fuel, which represent the costs of fuel to operate our truck fleet and landfill operating equipment; (vii) disposal and franchise fees and taxes, which include landfill taxes, municipal franchise fees, host community fees, contingent landfill lease payments and royalties; (viii) landfill operating costs, which include interest accretion on landfill liabilities, interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets, leachate and methane collection and treatment, landfill remediation costs and other landfill site costs; (ix) risk management costs, which include general liability, automobile liability and workers' compensation claims programs costs and (x) other operating costs, which include gains and losses on sale of assets, telecommunications, equipment and facility lease expenses, property taxes, utilities and supplies. Variations in volumes year-over-year, as discussed above in *Operating Revenues*, in addition to cost inflation, affect the comparability of the components of our operating expenses.

The following table summarizes the major components of our operating expenses for the year ended December 31 (dollars in millions and as a percentage of revenues):

	2022		**2021**		**2020**	
Labor and related benefits	$ 3,452	17.5 %	$ 3,223	18.0 %	$ 2,746	18.1 %
Transfer and disposal costs........................	1,215	6.2	1,161	6.5	1,135	7.5
Maintenance and repairs...........................	1,835	9.3	1,596	8.9	1,331	8.7
Subcontractor costs	2,006	10.2	1,766	9.9	1,523	10.0
Cost of goods sold................................	973	4.9	936	5.2	553	3.6
Fuel...	592	3.0	393	2.2	265	1.7
Disposal and franchise fees and taxes	720	3.7	698	3.9	606	4.0
Landfill operating costs............................	421	2.1	412	2.3	394	2.6
Risk management	348	1.8	344	1.9	269	1.8
Other..	732	3.7	582	3.2	519	3.4
	$ 12,294	62.4 %	$ 11,111	62.0 %	$ 9,341	61.4 %

Our operating expenses in 2022 increased, as compared with 2021, primarily due to (i) inflationary cost pressures, particularly for maintenance and repairs and subcontractor costs; (ii) commodity-driven business impacts from higher fuel prices and recycling and (iii) labor cost pressure from frontline employee wage adjustments. We also continue to focus on operating efficiency and efforts to control costs.

Our operating expenses in 2021 increased, as compared with 2020, primarily due to (i) increased volumes from the acquisition of Advanced Disposal; (ii) commodity-driven business impacts, particularly from recycling brokerage rebates and higher fuel prices; (iii) volume recovery from earlier pandemic-driven lows; (iv) labor cost pressure from frontline employee wage adjustments, increased turnover driving up training costs and higher overtime due to driver shortages and volume growth and (v) inflationary cost pressures, primarily in the second half of 2021. These impacts were partially offset by our continued focus on operating efficiency and efforts to control costs as volumes grow.

Significant items affecting the comparison of operating expenses between reported periods include:

Labor and Related Benefits — The increase in labor and related benefits costs in 2022, as compared with 2021, was largely driven by (i) proactive market wage adjustments to hire and retain talent; (ii) annual merit and annual incentive compensation cost increases and (iii) increases in health and welfare costs attributable to our intentional investment in delivering a leading benefits program for our employees and increases in medical care activity. The increase in labor and related benefits costs in 2021, as compared with 2020, was largely driven by (i) increased labor and related benefits costs related to our acquisition of Advanced Disposal; (ii) merit and proactive market wage adjustments to hire and retain talent; (iii) volume increases, particularly in our commercial and industrial collection businesses, which when combined with driver shortages and turnover in certain markets, increased overtime and training hours; (iv) higher annual incentive compensation and (v) increases in health and welfare costs attributable to medical care activity generally returning to pre-pandemic levels.

Transfer and Disposal Costs — The increase in transfer and disposal costs in 2022, as compared with 2021, was largely driven by inflationary cost increases, which includes increased disposal fees at third-party sites and higher fuel from our third-party haulers offset, in part, by decreases in residential collection and transfer volume. The increase in transfer and disposal costs in 2021, as compared with 2020, was largely driven by increased volume, which includes the volumes from our acquisition of Advanced Disposal and inflationary cost increases from our third-party haulers.

Maintenance and Repairs — The increase in maintenance and repairs costs in 2022, as compared with 2021, was largely driven by (i) inflationary cost increases for parts, supplies and third-party services; (ii) additional fleet maintenance driven by supply chain constraints, which have delayed deliveries of new trucks; (iii) labor cost increases for our technicians, including higher overtime; (iv) increased building maintenance costs including improvements to facilities and (v) an increase in container repairs driven by delays in delivery of steel containers due to supply chain constraints. The increase in maintenance and repairs costs in 2021, as compared with 2020, was largely driven by (i) our acquisition of Advanced Disposal, including intentional investments to bring the acquired fleet to our standards; (ii) inflationary cost increases for parts, supplies and third-party services; (iii) additional fleet maintenance driven by commercial and industrial collection volume increases; (iv) labor cost increases for our technicians, including higher overtime from labor shortages; (v) an increase in container repairs driven by volume increases and delays in normal course capital expenditures for steel containers due to both steel costs and supply chain constraints and (vi) increased building maintenance costs including improvements to facilities.

Subcontractor Costs — The increase in subcontractor costs in 2022, as compared with 2021,was largely driven by (i) inflationary cost increases, particularly for fuel and labor costs from third-party haulers and (ii) an increase in volumes in our WMSBS business, which relies more extensively on subcontracted hauling than our collection and disposal business. The increase in subcontractor costs in 2021, as compared with 2020, was largely driven by (i) inflationary cost increases from third-party haulers and higher volumes; (ii) an increase in volumes in our WMSBS business and (iii) the acquisition of Advanced Disposal.

Cost of Goods Sold — The increase in cost of goods sold in 2022, as compared with 2021, was primarily driven by all-time high recycling commodity pricing in the first half of the year offset, in part, by the historically low pricing through the second half of the year. The increase in cost of goods sold in 2021, as compared with 2020, was primarily driven by increases in market prices for recycling commodities of approximately 115% and to a lesser extent, higher recycling volumes.

Fuel — The increase in fuel costs in 2022, as compared with 2021, was primarily due to increases in market diesel and natural gas fuel prices as compared to the prior year. The increase in fuel costs in 2021, as compared with 2020, was primarily due to (i) increases in market diesel and natural gas fuel prices; (ii) the acquisition of Advanced Disposal and (iii) volume increases in our commercial and industrial collection businesses.

Disposal and Franchise Fees and Taxes — The increase in disposal and franchise fees and taxes in 2022, as compared with 2021, was primarily driven by higher franchise fees, driven by an increase in landfill volumes, paid to certain municipalities where we operate and overall rate increases in our fees and taxes paid on our disposal volumes. The increase in disposal and franchise fees and taxes in 2021, as compared with 2020, was primarily driven by (i) landfill volume increases; (ii) disposal rate increases at certain landfills and (iii) additional costs attributable to our acquisition of Advanced Disposal.

Landfill Operating Costs — Our landfill operating costs increased in 2022, as compared with 2021, primarily due to increases in methane and leachate management costs and other site maintenance costs, in part due to inflation. The increase in landfill operating costs in 2021, as compared with 2020, was primarily due to volume increases, including from our acquisition of Advanced Disposal and increased testing and monitoring costs. These increases were partially offset by (i) lower leachate management costs, primarily due to the cessation of certain transportation costs in our East Tier segment and (ii) changes in the measurement of our environmental remediation obligations and recovery assets. The increases in both 2022 and 2021 were offset, in part, by changes in the measurement of our environmental remediation obligations and recovery assets in each year. Our measurement of these balances includes application of a risk-free discount rate, which is based on the rate for U.S. Treasury bonds. The discount rate increased, which resulted in a reduction in the net liability balance and a credit to expense, in both 2021 and 2022 with more significant impact in 2022. Conversely, in 2020, there was a decrease in the discount rate, which resulted in an increase in the net liability balance and a charge to expense.

Risk Management — Risk management costs increased slightly in 2022, as compared with 2021, primarily due to inflation in premiums. The increase in risk management costs in 2021, as compared with 2020, was primarily due to our acquisition of Advanced Disposal and overall economic recovery from COVID-driven impacts, increasing business activity and claim volumes and related costs.

Other — Other operating cost increases in 2022, as compared with 2021, were primarily due to (i) inflationary cost pressures; (ii) higher equipment rental costs attributable, in part, to supply chain constraints slowing normal course fleet and equipment orders; (iii) higher utility costs at our facilities and (iv) an increase in business travel in 2022. Additionally, a favorable litigation settlement in 2021 impacted the comparison. Other operating cost increases in 2021, as compared with 2020, were due to our acquisition of Advanced Disposal and increased equipment rental costs attributable, in part, to increased volumes and supply chain constraints slowing normal course fleet and equipment orders. Additionally, during the second half of 2021, additional volumes and inflationary cost pressures drove an increase in various costs. Partially offsetting these was a favorable litigation settlement in 2021. Additionally, net gains on sales of certain assets during each year impacted the comparability of the reported periods

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of (i) labor and related benefits costs, which include salaries, bonuses, related insurance and benefits, contract labor, payroll taxes and equity-based compensation; (ii) professional fees, which include fees for consulting, legal, audit and tax services; (iii) provision for bad debts, which includes allowances for uncollectible customer accounts and collection fees and (iv) other selling, general and administrative expenses, which include, among other costs, facility-related expenses, voice and data telecommunication, advertising, bank charges, computer costs, travel and entertainment, rentals, postage and printing. In addition, the financial impacts of litigation reserves generally are included in our "Other" selling, general and administrative expenses.

The following table summarizes the major components of our selling, general and administrative expenses for the year ended December 31 (dollars in millions and as a percentage of revenues):

	2022		2021		2020	
Labor and related benefits	$ 1,195	6.1 %	$ 1,215	6.8 %	$ 1,057	6.9 %
Professional fees	268	1.4	228	1.3	256	1.7
Provision for bad debts	50	0.2	37	0.2	54	0.4
Other	425	2.1	384	2.1	361	2.4
	$ 1,938	9.8 %	$ 1,864	10.4 %	$ 1,728	11.4 %

Selling, general and administrative expenses in 2022, as compared with 2021, increased primarily due to (i) strategic investments in our digital platform, including those that support our ongoing sustainability initiatives; (ii) higher annual incentive compensation costs and merit increases for our employees; (iii) increased business travel and entertainment expense and (iv) an increase in provision for bad debts, partially offset by (i) lower long-term incentive compensation costs; (ii) market adjustments for deferred compensation plans related to investment performance and (iii) lower litigation costs.

Selling, general and administrative expenses in 2021, as compared with 2020, increased primarily due to (i) higher incentive compensation costs; (ii) strategic investments in our digital platform and (iii) increased labor, support and integration costs following our acquisition of Advanced Disposal. Partially offsetting these increases are lower consulting, advisory and legal fees following the completion of our acquisition of Advanced Disposal in 2020 and improvements in our provision for bad debts as collections returned to pre-pandemic levels.

Although our costs increased in 2022 and 2021, the significant revenue increases positioned us to reduce our overall selling, general and administrative expenses as a percentage of revenues when compared with each of the prior year periods.

Significant items affecting the comparison of our selling, general and administrative expenses between reported periods include:

Labor and Related Benefits — The decrease in labor and related benefits costs in 2022, as compared with 2021, was primarily due to (i) lower long-term incentive compensation costs; (ii) reductions in contract labor and (iii) market adjustments for deferred compensation plans related to investment performance, partially offset by higher annual incentive compensation and annual merit increases for our employees. The increase in labor and related benefits costs in 2021, as compared with 2020, was primarily due to (i) higher incentive compensation costs; (ii) additional headcount, including from our acquisition of Advanced Disposal; (iii) annual merit increases for our employees; (iv) costs associated with our strategic investments in our digital platform and (v) increases in health and welfare costs attributable to medical care activities generally returning to pre-pandemic levels from the lower level experienced during 2020.

Professional Fees — The increase in professional fees in 2022, as compared with 2021, was primarily driven by strategic investments in our digital platform, including those that support our ongoing sustainability initiatives, partially offset by lower acquisition and integration costs. Professional fees decreased in 2021, as compared with 2020, primarily due to lower consulting, advisory and legal fees following the completion of our acquisition of Advanced Disposal in 2020, partially offset by increased strategic investments in our digital platform and integration costs related to our acquisition of Advanced Disposal.

Provision for Bad Debts — The increase in provision for bad debts in 2022, as compared with 2021, is primarily related to (i) increased revenue; (ii) increased collection risk with certain customers and (iii) favorable adjustments to our reserves taken in 2021 as a result of improvement in customer account collections. The decrease in provision for bad debts in 2021, as compared with 2020, was primarily due to an overall improvement in customer account collections and decreased collection risk with certain customers.

Other — The increase in other expenses in 2022, as compared with 2021, was primarily driven by costs associated with technology infrastructure to support our strategic investments in our digital platform and an increase in business travel and entertainment expense, partially offset by lower litigation costs. The increase in other expenses in 2021, as compared with 2020, was primarily driven by costs associated with our acquisition of Advanced Disposal and increased technology infrastructure costs to support our strategic investments in our digital platform.

Depreciation, Depletion and Amortization Expenses

The following table summarizes the components of our depreciation, depletion and amortization expenses for the year ended December 31 (dollars in millions and as a percentage of revenues):

	2022		2021		2020	
Depreciation of tangible property and equipment	$ 1,155	5.9 %	$ 1,125	6.2 %	$ 996	6.6 %
Depletion of landfill airspace	754	3.8	731	4.1	568	3.7
Amortization of intangible assets	129	0.6	143	0.8	107	0.7
	$ 2,038	10.3 %	$ 1,999	11.1 %	$ 1,671	11.0 %

The increase in depreciation of tangible property and equipment in 2022, as compared with 2021, was primarily driven by investments in capital assets, including containers to service our customers and strategic investments in our digital platform. The increase in depletion of landfill airspace in 2022, as compared with 2021, was primarily driven by changes in depletion rates from revisions in landfill cost estimates and increased volumes at our landfills, partially offset by a prior year charge due to management's decision to close a landfill in our West Tier segment earlier than expected, resulting in the acceleration of the timing of capping, closure, and post-closure activities. The decrease in amortization of intangible assets in 2022, as compared with 2021, was primarily driven by the amortization of acquired intangible assets from the acquisition of Advanced Disposal.

The increase in depreciation of tangible property and equipment in 2021, as compared with 2020, was related to our acquisition of Advanced Disposal and investments in capital assets, including our fleet, heavy equipment at our landfills and containers to service our customers. The increase in depletion of landfill airspace in 2021, as compared with 2020, was driven by (i) changes in depletion rates driven by revisions in landfill estimates, including a $15 million charge due to management's decision to close a landfill in our West Tier segment earlier than expected; (ii) our acquisition of Advanced Disposal and (iii) landfill volume increases associated with the economic recovery from COVID-driven impacts. Additionally, 2020 benefited from a decrease in the inflation rate used to estimate capping, closure, and post-closure asset retirement obligations. The increase in amortization of intangible assets in 2021, as compared with 2020, was primarily driven by the amortization of acquired intangible assets related to the acquisition of Advanced Disposal.

Restructuring

During the year ended December 31, 2021, we recognized $8 million of restructuring charges primarily related to our acquisition of Advanced Disposal. During the year ended December 31, 2020, we recognized $9 million of restructuring charges primarily related to modifying our field sales and customer services structures to better support our strategic investments in our digital platform.

(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net

The following table summarizes the major components of (gain) loss from divestitures, asset impairments and unusual items, net for the year ended December 31 (in millions):

	2022	2021	2020
Gain from divestitures, net	$ (5)	$ (44)	$ (33)
Asset impairments	50	8	68
Other	17	20	—
	$ 62	$ (16)	$ 35

For the year ended December 31, 2022, we recognized $62 million of net charges consisting of (i) $50 million of asset impairment charges primarily related to management's decision to close two landfills within our East Tier segment and (ii) a $17 million charge pertaining to reserves for loss contingencies in our Corporate and Other segment to adjust an indirect wholly-owned subsidiary's estimated potential share of the liability for a proposed environmental remediation plan at a closed site, as discussed in Note 10 to the Consolidated Financial Statements. These losses were partially offset by a $5 million gain from the divestiture of a solid waste business in our West Tier segment.

For the year ended December 31, 2021, we recognized net gains of $16 million primarily consisting of (i) a $35 million pre-tax gain from the recognition of cumulative translation adjustments on the divestiture of certain non-strategic Canadian operations in our East Tier segment and (ii) an $8 million gain from divestitures of certain ancillary operations in our Other segment. These gains were partially offset by (i) a $20 million charge pertaining to reserves for loss contingencies in our Corporate and Other segment and (ii) $8 million of asset impairment charges primarily related to our WM Renewable Energy business within our Other segment.

For the year ended December 31, 2020, we recognized $35 million of net charges primarily related to (i) a $33 million net gain associated with net asset divestitures executed to address requirements of the U.S. Department of Justice in connection with our acquisition of Advanced Disposal, primarily within our West Tier segment; (ii) $41 million of non-cash impairment charges primarily related to two landfills and an oil field waste injection facility in our West Tier segment; (iii) a $20 million non-cash impairment charge in our East Tier segment due to management's decision to close a landfill once its constructed airspace is filled and abandon any remaining permitted airspace and (iv) $7 million of net charges primarily related to non-cash impairments of certain assets within our WM Renewable Energy business in our Other segment.

See Note 2 to the Consolidated Financial Statements for additional information related to the accounting policy and analysis involved in identifying and calculating impairments.

Income from Operations

The following table summarizes income from operations for the year ended December 31 (dollars in millions):

	2022	Period-to-Period Change		2021	Period-to-Period Change		2020
Solid Waste:							
East Tier	$ 2,249	$ 212	10.4 %	$ 2,037	$ 365	21.8 %	$ 1,672
West Tier..........................	2,346	243	11.6	2,103	303	16.8	1,800
Solid Waste	4,595	455	11.0	4,140	668	19.2	3,472
Other (a)..........................	26	(8)	*	34	76	*	(42)
Corporate and Other (b)	(1,256)	(47)	3.9	(1,209)	(213)	21.4	(996)
Total	$ 3,365	$ 400	13.5 %	$ 2,965	$ 531	21.8 %	$ 2,434
Percentage of revenues	17.1 %			16.5 %			16.0 %

* Percentage change does not provide a meaningful comparison.

(a) "Other" includes (i) elements of our WMSBS business that are not included in the operations of our reportable segments; (ii) elements of our sustainability business that includes landfill gas-to-energy operations managed by our WM Renewable Energy business, our SES business and recycling brokerage services and not included in the operations of our reportable segments; (iii) certain other expanded service offerings and solutions and (iv) the results of non-operating entities that provide financial assurance and self-insurance support for our Solid Waste business, net of intercompany activity.

(b) "Corporate and Other" operating results reflect certain costs incurred for various support services that are not allocated to our reportable segments. These support services include, among other things, treasury, legal, digital, tax, insurance, centralized service center processes, other administrative functions and the maintenance of our closed landfills. Income from operations for "Corporate and Other" also includes costs associated with our long-term incentive program.

Solid Waste — The most significant items affecting the results of operations of our Solid Waste business during the three years ended December 31, 2022 are summarized below:

- Income from operations in our Solid Waste business increased in 2022, as compared with 2021, primarily due to revenue growth in our collection and disposal businesses driven by both yield and volume. This increase was partially offset by (i) inflationary cost pressures; (ii) labor cost increases from frontline employee wage adjustments; (iii) divestitures, asset impairments and unusual items discussed above in *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*; that impacted our East Tier results and (iv) reduced profitability in our recycling business from the decline in recycling commodity prices and lower volumes.

- Income from operations in our Solid Waste business increased in 2021, as compared with 2020, primarily due to (i) revenue growth in our collection and disposal businesses driven by both yield and volume, as well as the acquisition of Advanced Disposal; (ii) improved profitability in our recycling business from higher market prices for recycling commodities and improved costs at facilities where we have made investments in enhanced technology and equipment and (iii) changes from divestitures, asset impairments and unusual items discussed above in *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net* that impacted both Tiers' results. These increases were partially offset by (i) labor cost pressure from frontline employee wage adjustments, increased turnover driving up training costs and higher overtime due to driver shortages and volume growth; (ii) increased landfill depletion from higher volumes and revisions in landfill estimates, including the anticipated timing of capping, closure and post-closure activities at certain landfills and adjustments in 2020 to the inflation rate used to estimate capping, closure, and post-closure asset retirement obligations that benefitted costs in 2020 and (iii) inflationary cost pressures. During 2021, the positive earnings contributions from Advanced Disposal were offset by elevated depreciation, depletion and amortization of acquired assets.

Other — The decrease in income from operations in 2022, as compared with 2021, was due to the recognition of acquisition and integration-related costs, as well as, a prior year gain from divestitures of certain ancillary operations in our Other segment, discussed above in *(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*, partially offset by improved profitability in our SES and WMSBS businesses. The increase in income from operations for 2021, as compared to 2020, was primarily driven by increased market values for renewable energy credits generated by our WM Renewable Energy business.

Corporate and Other — The most significant items affecting the results of operations for Corporate and Other during the three years ended December 31, 2022 are summarized below:

- These costs increased in 2022, as compared with 2021, primarily due to strategic investments in our digital platform and sustainability initiatives, partially offset by lower acquisition and integration related costs.

- These costs increased in 2021, as compared with 2020, due to (i) higher incentive compensation costs; (ii) increased labor, support and integration costs following our acquisition of Advanced Disposal; (iii) strategic investments in our digital platform; (iv) increased health and welfare costs attributable to medical care activity generally returning to pre-pandemic levels from the lower levels experienced during 2020 and (v) charges pertaining to reserves for certain loss contingencies during 2021. These increases were partially offset by lower consulting, advisory and legal fees following the completion of our acquisition of Advanced Disposal in the fourth quarter of 2020 and changes in the measurement of our environmental remediation obligations and recovery assets in both 2020 and 2021.

Interest Expense, Net

Our interest expense, net was $378 million, $365 million and $425 million in 2022, 2021 and 2020, respectively. The increase in interest expense, net for 2022 was primarily related to borrowings incurred under our $1.0 billion two-year, U.S. term credit agreement ("Term Loan") and increases in interest rates on our floating-rate debt, including commercial paper and variable-rate tax-exempt bonds. Partially offsetting these increases were benefits from higher capitalized interest and increases in interest income as a result of higher cash and cash equivalent balances.

The decrease in interest expense, net for 2021 was primarily due to certain refinancing activities, as discussed further below, including (i) the redemption of $3.0 billion of senior notes in July 2020 and the issuance of $2.5 billion of senior notes in November 2020 at lower rates and (ii) the retirement of $1.3 billion of certain high-coupon senior notes and concurrent issuance of $950 million of lower coupon senior notes in May 2021. The decreases were partially offset by decreases in interest income as a result of lower cash and cash equivalents balances in 2021. See Note 6 to the Consolidated Financial Statements for more information related to our debt balances.

Loss on Early Extinguishment of Debt, Net

In May 2021, WMI issued $950 million of senior notes. Concurrently, we used the net proceeds from the newly issued senior notes of $942 million and available cash on hand to retire $1.3 billion of certain high-coupon senior notes. The loss on early extinguishment of debt for 2021 includes $220 million of charges related to this tender offer, including cash paid of $211 million related to premiums and other third-party costs, and $9 million primarily related to unamortized discounts and debt issuance costs. See Note 6 to the Consolidated Financial Statements for more information related to these transactions.

In July 2020, we recognized a $52 million loss on early extinguishment of debt in our Consolidated Statement of Operations related to the mandatory redemption of $3.0 billion of senior notes with a special mandatory redemption feature (the "SMR Notes"). The loss includes $30 million of premiums paid and $22 million of unamortized discounts and debt issuance costs. Pursuant to the terms of the SMR Notes, we were required to redeem all of such outstanding notes paying debt holders 101% of the aggregate principal amounts of such notes, plus accrued but unpaid interest, as a result of the Advanced Disposal acquisition not being completed by July 14, 2020. Accordingly, the redemption was completed on

July 20, 2020 using available cash on hand and, to a lesser extent, commercial paper borrowings. The cash paid included the $3.0 billion principal amount of debt redeemed, $30 million of related premiums and $8 million of accrued interest.

During the fourth quarter of 2020, we repaid the outstanding borrowings under a 364-day revolving credit facility and contemporaneously terminated the facility, at which time we recognized a $2 million loss on early extinguishment of debt in our Consolidated Statement of Operations related to unamortized debt issuance costs. Additionally, at the time of acquisition, Advanced Disposal had outstanding $425 million of 5.625% senior notes due November 2024. In November 2020, we redeemed the notes pursuant to an optional redemption feature upon which we recognized a $1 million gain on early extinguishment of debt in our Consolidated Statement of Operations due to the difference in carrying value and redemption price.

Equity in Net Losses of Unconsolidated Entities

We recognized equity in net losses of unconsolidated entities of $67 million, $36 million and $68 million in 2022, 2021 and 2020, respectively. The losses for each period were primarily related to our noncontrolling interests in entities established to invest in and manage low-income housing properties. We generate tax benefits, including tax credits, from the losses incurred from these investments, which are discussed further in Notes 8 and 18 to the Consolidated Financial Statements. We also held a residual financial interest in an entity that owned a refined coal facility that qualified for federal tax credits. In 2020, the entity sold the majority of its assets resulting in a $7 million non-cash impairment charge at that time.

Income Tax Expense

We recorded income tax expense of $678 million, $532 million and $397 million in 2022, 2021 and 2020, respectively, resulting in effective income tax rates of 23.2%, 22.6% and 20.9% for the years ended December 31, 2022, 2021 and 2020, respectively. The comparability of our income tax expense for the reported periods has been primarily affected by the following:

- *Investments Qualifying for Federal Tax Credits* — Our low-income housing properties investments reduced our income tax expense by $99 million, $74 million and $87 million, primarily due to tax credits realized from these investments for the years ended December 31, 2022, 2021 and 2020, respectively. See Note 18 to the Consolidated Financial Statements for additional information related to these unconsolidated variable interest entities;

- *Equity-Based Compensation* — During 2022, 2021 and 2020, we recognized a reduction in our income tax expense of $17 million, $18 million and $27 million, respectively, for excess tax benefits related to the vesting or exercise of equity-based compensation awards;

- *State Net Operating Losses and Credits* — During 2022, 2021 and 2020, we recognized state net operating losses and credits resulting in a reduction in our income tax expense of $8 million, $15 million and $12 million, respectively;

- *Tax Audit Settlements* — We file income tax returns in the U.S. and Canada, as well as other state and local jurisdictions. We are currently under audit by various taxing authorities and our audits are in various stages of completion. During the reported periods, we settled various tax audits, which resulted in a reduction in our income tax expense of $6 million, $13 million and $10 million for the years ended December 31, 2022, 2021 and 2020, respectively;

- *Adjustments to Accruals and Related Deferred Taxes* — Adjustments to our accruals and related deferred taxes primarily due to the filing of our income tax returns, analysis of our deferred tax balances and uncertain tax positions, and changes in state and foreign laws resulted in an increase in our income tax expense of $1 million and $17 million for the years ended December 31, 2022 and 2021, respectively, and a reduction in our income tax expense of $3 million for the year ended December 31, 2020;

- *Tax Implications of Divestitures* – During 2021, we recognized a pre-tax gain from the recognition of cumulative translation adjustments on the divestiture of certain non-strategic Canadian operations. This gain was not taxable, which benefited our effective income tax rate for the year ended December 31, 2021;

- *Non-Deductible Transaction Costs* — During 2020, we recognized the detrimental tax impact of $27 million of non-deductible transaction costs related to our acquisition of Advanced Disposal. The tax rules require the capitalization of certain facilitative costs on the acquisition of stock of a company resulting in the applicable costs not being deductible for tax purposes; and

- *Tax Legislation* — The Inflation Reduction Act of 2022 ("IRA") was signed into law by President Biden on August 16, 2022 and contains a number of tax-related provisions. The provisions of the IRA related to alternative fuel tax credits secure approximately $55 million of annual pre-tax benefit (to be recorded as a reduction in our operating expense) from tax credits through 2024, which is in line with the benefit we have realized from our alternative fuel tax credits in prior years. Additionally, we will incur an excise tax of 1% for future common stock repurchases, which will be reflected in the cost of purchasing the underlying shares as a component of treasury stock. The IRA contains a number of additional provisions related to tax incentives for investments in renewable energy production, carbon capture, and other climate actions, as well as the overall measurement of corporate income taxes. Given the complexity and uncertainty around the applicability of the legislation to our specific facts and circumstances, we continue to analyze the IRA provisions to identify and quantify potential opportunities and applicable benefits included in the legislation. The current expectation is the minimum corporate tax will not have an impact on the Company. With respect to only the investment tax credit aspect of the IRA, we expect the cumulative benefit to be between $250 million and $350 million, a large portion of which is anticipated to be realized in 2025. Additionally, the production tax credit incentives for investments in renewable energy and the carbon capture provisions of the IRA will likely result in incremental benefit, although at this time the amount of those benefits have not been quantified.

See Note 8 to the Consolidated Financial Statements for more information related to income taxes.

Landfill and Environmental Remediation Discussion and Analysis

We owned or operated 254 solid waste landfills and five secure hazardous waste landfills as of December 31, 2022 and 255 solid waste landfills and five secure hazardous waste landfills as of December 31, 2021. For these landfills, the following table reflects changes in capacity, as measured in tons of waste, for the year ended December 31 and remaining airspace, measured in cubic yards of waste, as of December 31 (in millions):

	2022			2021		
	Remaining Permitted Capacity	Expansion Capacity	Total Capacity	Remaining Permitted Capacity	Expansion Capacity	Total Capacity
Balance as of beginning of year (in tons)	4,889	174	5,063	4,891	191	5,082
Acquisitions, divestitures, newly permitted landfills and closures	163	—	163	(4)	—	(4)
Changes in expansions pursued (a)	—	62	62	—	105	105
Expansion permits granted (b)	57	(57)	—	126	(126)	—
Depletable tons received	(125)	—	(125)	(124)	—	(124)
Changes in engineering estimates and other (c) (d)	181	11	192	—	4	4
Balance as of end of year (in tons) (e)	5,165	190	5,355	4,889	174	5,063
Balance as of end of year (in cubic yards) (e)	5,079	180	5,259	4,808	163	4,971

(a) Amounts reflected here relate to the combined impacts of (i) new expansions pursued; (ii) increases or decreases in the airspace being pursued for ongoing expansion efforts; (iii) adjustments for differences between the airspace being pursued and airspace granted and (iv) decreases due to decisions to no longer pursue expansion permits, if any.

(b) We received expansion permits at 12 of our landfills during 2022 and seven of our landfills during 2021, demonstrating our continued success in working with municipalities and regulatory agencies to expand the disposal airspace of our existing landfills.

(c) Changes in engineering estimates can result in changes to the estimated available remaining airspace of a landfill or changes in the utilization of such landfill airspace, affecting the number of tons that can be placed in the future. Estimates of the amount of waste that can be placed in the future are reviewed annually by our engineers and are based on a number of factors, including standard engineering techniques and site-specific factors such as current and projected mix of waste type; initial and projected waste density; estimated number of years of life remaining; depth of underlying waste; anticipated access to moisture through precipitation or recirculation of landfill leachate and operating practices. We continually focus on improving the utilization of airspace through efforts that may include recirculating landfill leachate where allowed by permit; optimizing the placement of daily cover materials and increasing initial compaction through improved landfill equipment, operations and training.

(d) In 2022, a change in accounting estimate resulted in an increase of 190 million tons across certain landfills.

(e) See Note 2 to the Consolidated Financial Statements for discussion of converting remaining cubic yards of airspace to tons of capacity.

The depletable tons received at our landfills for the year ended December 31 are shown below (tons in thousands):

	2022			2021		
	# of Sites	Depletable Tons	Tons per Day	# of Sites	Depletable Tons	Tons per Day
Solid waste landfills (a)	254 (b)	123,462	452	255	123,163	451
Hazardous waste landfills	5	652	2	5	586	2
	259	124,114	454	260	123,749	453
Solid waste landfills closed, divested or lease or other contractual agreement expired during related year	4	633		9	114	
		124,747			123,863 (c)	

(a) As of December 31, 2022 and 2021, we had 15 landfills and 14 landfills, respectively, which were not accepting waste.

(b) In 2022, we (i) executed one new contractual agreement; (ii) reopened one previously closed landfill; (iii) developed one new landfill; (iv) closed three landfills and (v) closed one landfill operated under contractual agreement.

(c) December 31, 2021 tons have been restated for comparability purposes by removing 1.6 million tons received at the landfill that were not depleted as they were used for beneficial purposes and generally were redirected from the permitted airspace to other areas of the landfill.

As of December 31, 2022, we owned or controlled the management of 231 sites with remedial activities, are in closure or have received a certification of closure or post-closure from the applicable regulatory agency.

Based on remaining permitted airspace as of December 31, 2022 and projected annual disposal volume, the weighted average remaining landfill life for all of our owned or operated landfills is approximately 39 years. Many of our landfills have the potential for expanded airspace beyond what is currently permitted. We monitor the availability of permitted airspace at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future disposal volume, disposal prices, construction and operating costs, remaining airspace and likelihood of obtaining an expansion permit. We are seeking expansion permits at 16 of our landfills that meet the expansion criteria outlined in the *Critical Accounting Estimates and Assumptions — Landfills* section below. Although no assurances can be made that all future expansions will be permitted or permitted as designed, the weighted average remaining landfill life for all owned or operated landfills is approximately 40 years when considering remaining permitted airspace, expansion airspace and projected annual disposal volume.

The number of landfills owned or operated as of December 31, 2022, segregated by their estimated operating lives based on remaining permitted and expansion airspace and projected annual disposal volume, was as follows:

	# of Landfills
0 to 5 years.	28
6 to 10 years.	23
11 to 20 years.	53
21 to 40 years.	62
41+ years	93
Total	259 (a)

(a) Of the 259 landfills, 218 are owned, 29 are operated under lease agreements and 12 are operated under other contractual agreements. For the landfills not owned, we are usually responsible for final capping, closure and post-closure obligations.

Landfill Assets — We capitalize various costs that we incur to prepare a landfill to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property), permitting, excavation, liner material and installation, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, and on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes estimates of future costs associated with landfill final capping, closure and post-closure activities, which are discussed further below.

The changes to the cost basis of our landfill assets and accumulated landfill airspace depletion for the year ended December 31, 2022 are reflected in the table below (in millions):

	Cost Basis of Landfill Assets	Accumulated Landfill Airspace Depletion	Net Book Value of Landfill Assets
December 31, 2021	$ 17,734	$ (10,390)	$ 7,344
Capital additions	791	—	791
Asset retirement obligations incurred and capitalized	114	—	114
Depletion of landfill airspace	—	(754)	(754)
Foreign currency translation	(81)	36	(45)
Asset retirements and other adjustments	(32)	212	180
December 31, 2022	$ 18,526	$ (10,896)	$ 7,630

As of December 31, 2022, we estimate that we will spend approximately $731 million in 2023, and approximately $1.6 billion in 2024 and 2025 combined, for the construction and development of our landfill assets. The specific timing of landfill capital spending is dependent on future events and spending estimates are subject to change due to fluctuations in landfill waste volumes, changes in environmental requirements and other factors impacting landfill operations.

Landfill and Environmental Remediation Liabilities — As we accept waste at our landfills, we incur significant asset retirement obligations, which include liabilities associated with landfill final capping, closure and post-closure activities. These liabilities are accounted for in accordance with authoritative guidance on accounting for asset retirement obligations and are discussed in Note 2 to the Consolidated Financial Statements. We also have liabilities for the remediation of properties that have incurred environmental damage, which generally was caused by operations or for damage caused by conditions that existed before we acquired operations or a site. We recognize environmental remediation liabilities when we determine that the liability is probable and the estimated cost for the likely remedy can be reasonably estimated.

The changes to landfill and environmental remediation liabilities for the year ended December 31, 2022 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2021	$ 2,326	$ 213
Obligations incurred and capitalized	114	—
Obligations settled	(121)	(28)
Interest accretion	108	4
Revisions in estimates and interest rate assumptions (a)	243	15
Acquisitions, divestitures and other adjustments	(6)	—
December 31, 2022	$ 2,664	$ 204

(a) In 2021, the increase in our landfill liabilities for revisions in estimates and interest rate assumptions was $33 million. The increase in our landfill liabilities in 2022 is primarily due to inflationary cost pressures that are expected to impact costs over the remaining landfill lives.

Landfill Operating Costs — The following table summarizes our landfill operating costs for the year ended December 31 (in millions):

	2022	2021	2020
Interest accretion on landfill liabilities	$ 108	$ 108	$ 103
Interest accretion on and discount rate adjustments to environmental remediation liabilities and recovery assets	(10)	(2)	9
Leachate and methane collection and treatment	193	183	189
Landfill remediation costs	12	6	1
Other landfill site costs	118	117	92
Total landfill operating costs	$ 421	$ 412	$ 394

Depletion of Landfill Airspace — Depletion of landfill airspace, which is included as a component of depreciation, depletion and amortization expenses, includes the following:

- the depletion of landfill capital costs, including (i) costs that have been incurred and capitalized and (ii) estimated future costs for landfill development and construction required to develop our landfills to their remaining permitted and expansion airspace; and

- the depletion of asset retirement costs arising from landfill final capping, closure and post-closure obligations, including (i) costs that have been incurred and capitalized and (ii) projected asset retirement costs.

Depletion expense is recorded on a units-of-consumption basis, applying cost as a rate per ton. The rate per ton is calculated by dividing each component of the depletable basis of a landfill (net of accumulated depletion) by the number of tons needed to fill the corresponding asset's remaining permitted and expansion airspace. Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life and are, therefore, depleted on a per-ton basis using a landfill's total permitted and expansion airspace. Final capping asset retirement costs are related to a specific final capping event and are, therefore, depleted on a per-ton basis using each discrete final capping event's estimated permitted and expansion airspace. Accordingly, each landfill has multiple per-ton depletion rates.

The following table presents our landfill airspace depletion expense on a per-ton basis for the year ended December 31:

	2022	2021	2020
Depletion of landfill airspace (in millions)	$ 754	$ 731	$ 568
Tons received, net of redirected waste (in millions)	125	124	112
Average landfill airspace depletion expense per ton	$ 6.05	$ 5.90	$ 5.07

Different per-ton depletion rates are applied at each of our 259 landfills, and per-ton depletion rates vary significantly from one landfill to another due to (i) inconsistencies that often exist in construction costs and provincial, state and local regulatory requirements for landfill development and landfill final capping, closure and post-closure activities and (ii) differences in the cost basis of landfills that we develop versus those that we acquire. Accordingly, our landfill airspace depletion expense measured on a per-ton basis can fluctuate due to changes in the mix of volumes we receive across the Company each year.

Liquidity and Capital Resources

The Company consistently generates annual cash flow from operations that meets and exceeds our working capital needs, allows for payment of our dividends, investment in the business through capital expenditures and tuck-in acquisitions, and funding of strategic sustainability growth investments. We continually monitor our actual and forecasted cash flows, our liquidity and our capital resources, enabling us to plan for our present needs and fund unbudgeted business requirements that may arise during the year. The Company believes that its investment grade credit ratings, large value of unencumbered assets and modest leverage enable it to obtain adequate financing to meet its ongoing capital, operating, strategic and other liquidity requirements.

Summary of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2022 (other than recorded obligations related to liabilities associated with environmental remediation costs and non-cancelable operating lease obligations, which are discussed further in Notes 3 and 7 to the Consolidated Financial Statements, respectively) and the anticipated effect of these obligations on our liquidity in future years (in millions):

	2023	2024	2025	2026	2027	Thereafter	Total
Recorded Obligations:							
Final capping, closure and post-closure liabilities (a)	$ 137	$ 219	$ 212	$ 181	$ 147	$ 3,162	$ 4,058
Debt payments (b)	2,423	1,290	1,324	673	1,163	8,275	15,148
Unrecorded Obligations:							
Interest on debt (c)	451	384	349	326	297	2,691	4,498
Estimated unconditional purchase obligations (d)	192	158	114	101	34	369	968
Anticipated liquidity impact as of December 31, 2022	$ 3,203	$ 2,051	$ 1,999	$ 1,281	$ 1,641	$ 14,497	$ 24,672

(a) Includes liabilities for final capping, closure and post-closure costs recorded in our Consolidated Balance Sheet as of December 31, 2022, without the impact of discounting and inflation. Our recorded liabilities for final capping, closure and post-closure costs will increase as we continue to place additional tons within the permitted airspace at our landfills.

(b) These amounts represent the scheduled principal payments based on their contractual maturities related to our long-term debt and financing leases, excluding interest. Refer to Note 6 to the Consolidated Financial Statements for additional information regarding our debt obligations.

(c) Interest on our fixed-rate debt was calculated based on contractual rates and interest on our variable-rate debt was calculated based on interest rates as of December 31, 2022. As of December 31, 2022, we had $89 million of accrued interest related to our debt obligations.

(d) Our unrecorded obligations represent purchase commitments from which we expect to realize an economic benefit in future periods. We have also made certain guarantees that we do not expect to materially affect our current or future financial position, results of operations or liquidity. See Note 10 to the Consolidated Financial Statements for discussion of the nature and terms of our unconditional purchase obligations and guarantees.

Summary of Cash and Cash Equivalents, Restricted Funds and Debt Obligations

The following is a summary of our cash and cash equivalents, restricted funds and debt balances as of December 31 (in millions):

	2022	2021
Cash and cash equivalents	$ 351	$ 118
Restricted funds:		
Insurance reserves	$ 313	$ 305
Final capping, closure, post-closure and environmental remediation funds	113	118
Other	5	5
Total restricted funds (a)	$ 431	$ 428
Debt:		
Current portion	$ 414	$ 708
Long-term portion	14,570	12,697
Total debt	$ 14,984	$ 13,405

(a) As of December 31, 2022 and 2021, $83 million and $80 million, respectively, of these account balances was included in other current assets in our Consolidated Balance Sheets.

Debt — We use long-term borrowings in addition to the cash we generate from operations as part of our overall financial strategy to support and grow our business. We primarily use senior notes and tax-exempt bonds to borrow on a long-term basis, but we also use other instruments and facilities, when appropriate. The components of our borrowings as of December 31, 2022 are described in Note 6 to the Consolidated Financial Statements.

As of December 31, 2022, we had approximately $3.1 billion of debt maturing within the next 12 months, including (i) $1.7 billion of short-term borrowings under our commercial paper program (net of related discount on issuance); (ii) $725 million of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities; (iii) $500 million of 2.4% senior notes that mature in May 2023 and (iv) $192 million of other debt with scheduled maturities within the next 12 months, including $65 million of tax-exempt bonds. As of December 31, 2022, we have classified $2.7 billion of debt maturing in the next 12 months as long term because we have the intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under our $3.5 billion long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility"). The remaining $414 million of debt maturing in the next 12 months is classified as current obligations.

In May 2022, WMI issued $1.0 billion of 4.15% senior notes due April 15, 2032, the net proceeds of which were $992 million. We used the net proceeds to redeem our $500 million of 2.9% senior notes due September 2022 in advance of their scheduled maturity, to repay a portion of outstanding borrowings under our commercial paper program and for general corporate purposes.

In May 2022, we entered into a Term Loan to be used for general corporate purposes and as of December 31, 2022, we had $1.0 billion of outstanding borrowings. WM Holdings guarantees all of the obligations under the Term Loan.

See Note 6 to the Consolidated Financial Statements for more information related to the debt transactions.

We have credit lines in place to support our liquidity and financial assurance needs. The following table summarizes our outstanding letters of credit, categorized by type of facility as of December 31 (in millions):

	2022	2021
Revolving credit facility (a)	$ 166	$ 167
Other letter of credit lines (b)	800	764
	$ 966	$ 931

(a) As of December 31, 2022, we had an unused and available credit capacity of $1.6 billion.

(b) As of December 31, 2022, these other letter of credit lines are uncommitted with terms extending through April 2024.

Amendment and Extension of Revolving Credit Facility

In May 2022, we amended and restated our $3.5 billion U.S. and Canadian revolving credit facility extending the term through May 2027. The agreement includes a $1.0 billion accordion feature that may be used to increase total capacity in future periods, and we have the option to request up to two one-year extensions. Waste Management of Canada Corporation and WM Quebec Inc., each an indirect wholly-owned subsidiary of WMI, are borrowers under the $3.5 billion revolving credit facility, and the agreement permits borrowing in Canadian dollars up to the U.S. dollar equivalent of $375 million, with such borrowings to be repaid in Canadian dollars. WM Holdings, a wholly-owned subsidiary of WMI, guarantees all the obligations under the $3.5 billion revolving credit facility. Refer to Note 6 to the Consolidated Financial Statements for additional information.

Guarantor Financial Information

WM Holdings has fully and unconditionally guaranteed all of WMI's senior indebtedness. WMI has fully and unconditionally guaranteed all of WM Holdings' senior indebtedness. None of WMI's other subsidiaries have guaranteed any of WMI's or WM Holdings' debt. In lieu of providing separate financial statements for the subsidiary issuer and guarantor (WMI and WM Holdings), we have presented the accompanying supplemental summarized combined balance sheet and income statement information for WMI and WM Holdings on a combined basis after elimination of intercompany transactions between WMI and WM Holdings and amounts related to investments in any subsidiary that is a non-guarantor (in millions):

	December 31, 2022
Balance Sheet Information:	
Current assets	$ 193
Noncurrent assets	14
Current liabilities	325
Noncurrent liabilities:	
Advances due to affiliates	19,740
Other noncurrent liabilities	12,618

	Year Ended December 31, 2022
Income Statement Information:	
Revenue	$ —
Operating income	—
Net loss	184

Summary of Cash Flow Activity

The following is a summary of our cash flows for the year ended December 31 (in millions):

	2022	2021	2020
Net cash provided by operating activities	$ 4,536	$ 4,338	$ 3,403
Net cash used in investing activities	$ (3,063)	$ (1,894)	$ (4,847)
Net cash used in financing activities	$ (1,216)	$ (2,900)	$ (1,559)

Net Cash Provided by Operating Activities — Our operating cash flows for 2022, as compared with 2021, increased by $198 million. The increase was largely driven by increased earnings in our collection and disposal and WM Renewable Energy businesses. We also experienced lower interest payments due to timing and refinancing activities in 2021 that reduced our overall interest rate. Partially offsetting our increase in cash from operating activities were higher income tax payments as a result of higher earnings in 2022 and a deposit of approximately $103 million that was made to the IRS related to a disputed tax matter. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. See Note 8 to the Consolidated Financial Statements for further details.

Our operating cash flows for 2021, as compared with 2020, increased by $935 million largely as a result of (i) an increase in earnings primarily attributable to our collection, disposal and recycling lines of business; (ii) our acquisition of Advanced Disposal; (iii) lower interest payments in 2021 primarily due to certain refinancing activities and the retirement of high-coupon debt during 2020 reducing our overall interest rates; (iv) lower income taxes paid in 2021 and (v) favorable changes in our working capital, net of effects of acquisitions and divestitures. Our working capital was favorably impacted by process improvements that contributed to a significant improvement in our days-to-collect metrics. These favorable impacts were partially offset by the timing of cash tax benefits received in 2020 associated with federal alternative fuel tax credits.

Net Cash Used in Investing Activities — The most significant items affecting the comparison of our investing cash flows for the periods presented are summarized below:

- *Acquisitions* — Our spending on acquisitions was $377 million, $76 million and $4,088 million in 2022, 2021 and 2020, respectively, of which $377 million, $75 million and $4,085 million, respectively, are considered cash used in investing activities. The remaining spend is financing or operating activities related to the timing of contingent consideration paid. Substantially all of these acquisitions are related to our Solid Waste business.

  Our acquisition spending in 2022 was primarily attributable to the purchase of a controlling interest in a business intended to accelerate our film and plastic wrap recycling capabilities. Our acquisition spending in 2020 was primarily attributable to Advanced Disposal. See Note 17 to the Consolidated Financial Statements for additional information. We continue to focus on accretive acquisitions and growth opportunities that will enhance and expand our existing service offerings.

- *Capital Expenditures* — We used $2,587 million, $1,904 million and $1,632 million for capital expenditures in 2022, 2021 and 2020, respectively. The increase in 2022 is primarily driven by our intentional investment in growth capital spending on recycling and renewable energy projects, as well as timing differences in our fixed asset purchases to support our ongoing operations. The increase in 2021 is due in part to intentional steps the Company took to accelerate growth capital spending on recycling and renewable energy projects. Additionally, in 2020 we took proactive steps to reduce the amount of capital spending required due to the decrease in volumes as a result of COVID-19.

  The Company continues to maintain a disciplined focus on capital management to prioritize investments for expansion, the replacement of aging assets and assets that support our strategy of continuous improvement through efficiency and innovation. In addition, we continue to make progress on our planned investments to expand our renewable energy and recycling businesses. We expect to spend between $2.0 billion and $2.1 billion on capital expenditures to support our normal course business in 2023. Additionally, we expect to spend approximately $1.1 billion on capital expenditures for recycling and renewable energy growth projects in 2023.

- *Proceeds from Divestitures* — Proceeds from divestitures of businesses and other assets, net of cash divested, were $27 million, $96 million and $885 million in 2022, 2021 and 2020, respectively. In 2021, our proceeds are primarily the result of the sale of certain non-strategic Canadian operations. In 2020, our proceeds included

$856 million related to the sale of assets required to be sold by the U.S. Department of Justice in connection with our acquisition of Advanced Disposal. The remaining amounts in 2022, 2021 and 2020 generally related to the sale of fixed assets.

- *Other, Net* — Our spending within other, net was $126 million, $11 million, and $15 million in 2022, 2021 and 2020, respectively. During 2022, 2021 and 2020, we used $23 million, $32 million and $14 million, respectively, of cash from restricted cash and cash equivalents to invest in available-for-sale securities. In 2022, we used $67 million to fund secured convertible promissory notes associated with an acquisition and $28 million to make an initial cash payment associated with a low-income housing investment. Our 2021 cash spend was partially offset by proceeds received from the sale of an equity method investment.

Net Cash Used in Financing Activities — The most significant items affecting the comparison of our financing cash flows for the periods presented are summarized below:

- *Debt Borrowings (Repayments)* — The following summarizes our cash borrowings and repayments of debt for the year ended December 31 (in millions):

	2022	2021	2020
Borrowings:			
Revolving credit facility	$ —	$ —	$ 50
Commercial paper program (a)	6,596	6,831	3,630
364-day revolving credit facility (b)	—	—	3,000
Term loan	1,000	—	—
Senior notes	992	942	2,479
Tax-exempt bonds	100	175	261
	$ 8,688	$ 7,948	$ 9,420
Repayments:			
Revolving credit facility	$ —	$ —	$ (50)
Commercial paper program (a)	(6,664)	(6,872)	(1,822)
364-day revolving credit facility (b)	—	—	(3,000)
Senior notes	(500)	(1,289)	(4,000)
Advanced Disposal senior notes (c)	—	—	(437)
Tax-exempt bonds	(71)	(127)	(212)
Other debt	(93)	(116)	(108)
	$(7,328)	$(8,404)	$(9,629)
Net cash borrowings (repayments)	$ 1,360	$ (456)	$ (209)

(a) Commercial paper borrowings incurred in 2022 and 2021 were primarily to support acquisitions and general corporate purposes. Commercial paper borrowings incurred in 2020 were used for the redemption of the SMR Notes and to partially fund our acquisition of Advanced Disposal.

(b) In November 2020, we terminated our 364-day revolving facility contemporaneously with repayment of all outstanding borrowings with proceeds from our November 2020 senior notes issuance.

(c) Advanced Disposal had certain outstanding senior notes which were redeemed in 2020 pursuant to an optional redemption feature as further discussed in Note 17 to the Consolidated Financial Statements.

Refer to Note 6 to the Consolidated Financial Statements for additional information related to our debt borrowings and repayments.

- *Premiums and Other Paid on Early Extinguishment of Debt* — During 2021, we paid premiums and other third-party costs of $211 million to retire certain high-coupon notes as discussed further in Note 6 to the Consolidated Financial Statements. During 2020, we paid premiums of $30 million to redeem $3.0 billion of senior notes that contained a special mandatory redemption feature tied to the timing of the Advanced Disposal acquisition closing. See *Loss on Early Extinguishment of Debt, Net* for further discussion.

- *Common Stock Repurchase Program —* For the periods presented, all share repurchases have been made in accordance with financial plans approved by our Board of Directors. We allocated $1,500 million, $1,350 million and $402 million of available cash to common stock repurchases during 2022, 2021, and 2020, respectively. See Note 13 to the Consolidated Financial Statements for additional information.

  We announced in December 2022 that the Board of Directors has authorized up to $1.5 billion in future share repurchases. Any future share repurchases will be made at the discretion of management and will depend on factors similar to those considered by the Board of Directors in making dividend declarations and listed below, as well as market conditions.

- *Cash Dividends —* For the periods presented, all dividends have been declared by our Board of Directors. Cash dividends declared and paid were $1,077 million in 2022, or $2.60 per common share, $970 million in 2021, or $2.30 per common share, and $927 million in 2020, or $2.18 per common share.

  In December 2022, we announced that our Board of Directors expects to increase the quarterly dividend from $0.65 to $0.70 per share for dividends declared in 2023. However, all future dividend declarations are at the discretion of the Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans, growth and acquisitions and other factors the Board of Directors may deem relevant.

- *Exercise of Common Stock Options —* The exercise of common stock options generated financing cash inflows of $44 million, $66 million and $63 million from the exercise of 675,000, 962,000 and 1,039,000 of employee stock options during 2022, 2021 and 2020, respectively.

Free Cash Flow

We are presenting free cash flow, which is a non-GAAP measure of liquidity, in our disclosures because we use this measure in the evaluation and management of our business. We define free cash flow as net cash provided by operating activities, less capital expenditures, plus proceeds from divestitures of businesses and other assets, net of cash divested. We believe it is indicative of our ability to pay our quarterly dividends, repurchase common stock, fund acquisitions and other investments and, in the absence of refinancings, to repay our debt obligations. Free cash flow is not intended to replace net cash provided by operating activities, which is the most comparable GAAP measure. We believe free cash flow gives investors useful insight into how we view our liquidity, but the use of free cash flow as a liquidity measure has material limitations because it excludes certain expenditures that are required or that we have committed to, such as declared dividend payments and debt service requirements.

Our calculation of free cash flow and reconciliation to net cash provided by operating activities is shown in the table below for the year ended December 31 (in millions), and may not be calculated the same as similarly-titled measures presented by other companies:

	2022	2021	2020
Net cash provided by operating activities	$ 4,536	$ 4,338	$ 3,403
Capital expenditures to support the business	(2,026)	(1,665)	(1,606)
Capital expenditures - sustainability growth investments (a)	(561)	(239)	(26)
Total Capital expenditures	(2,587)	(1,904)	(1,632)
Proceeds from divestitures of businesses and other assets, net of cash divested	27	96	885
Free cash flow	$ 1,976	$ 2,530	$ 2,656

(a) These growth investments are intended to further our sustainability leadership position by increasing recycling volumes and growing renewable natural gas generation. We expect they will deliver circular solutions for our customers and drive environmental value to the communities we serve.

Critical Accounting Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with precision from available data or simply cannot be calculated. In some cases, these estimates are difficult to determine, and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, long-lived asset impairments, intangible asset impairments and the fair value of assets and liabilities acquired in business combinations. Each of these items is discussed in additional detail below and in Note 2 to the Consolidated Financial Statements. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Landfills

Accounting for landfills requires that significant estimates and assumptions be made regarding (i) the cost to construct and develop each landfill asset; (ii) the estimated fair value of final capping, closure and post-closure asset retirement obligations, which must consider both the expected cost and timing of these activities and (iii) the determination of each landfill's remaining permitted and expansion airspace.

Landfill Costs — We estimate the total cost to develop each of our landfill sites to its remaining permitted and expansion airspace. This estimate includes such costs as landfill liner material and installation, excavation for airspace, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. Additionally, landfill development includes all land purchases for the landfill footprint and landfill buffer property. The projection of these landfill costs is dependent, in part, on future events. The remaining depletable basis of each landfill includes costs to develop a site to its remaining permitted and expansion airspace and includes amounts previously expended and capitalized, net of accumulated airspace depletion, and projections of future purchase and development costs.

Final Capping Costs — We estimate the cost for each final capping event based on the area to be capped and the capping materials and activities required. The estimates also consider when these costs are anticipated to be paid and factor in inflation and discount rates. Our engineering personnel allocate landfill final capping costs to specific final capping events and the capping costs are depleted as waste is disposed of at the landfill. We review these costs annually, or more often if significant facts change. Changes in estimates, such as timing or cost of construction, for final capping events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed landfill, the adjustment to the asset must be depleted immediately through expense. When the change in estimate relates to a final capping event at a landfill with remaining airspace, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace depletion.

Closure and Post-Closure Costs — We base our estimates for closure and post-closure costs on our interpretations of permit and regulatory requirements for closure and post-closure monitoring and maintenance. The estimates for landfill closure and post-closure costs also consider when the costs are anticipated to be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain. Changes in estimates for closure and post-closure events immediately impact the required liability and the corresponding asset. When the change in estimate relates to a fully consumed landfill, the adjustment to the asset must be depleted immediately through expense. When the change in estimate relates to a landfill with remaining airspace, the adjustment to the asset is recognized in income prospectively as a component of landfill airspace depletion.

Remaining Permitted Airspace — Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.

Expansion Airspace — We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, for unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, we must believe that obtaining the expansion permit is likely.

61

Second, we must generally expect the initial expansion permit application to be submitted within one year and the final expansion permit to be received within five years, in addition to meeting the following criteria:

- Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;

- We have a legal right to use or obtain land to be included in the expansion plan;

- There are no significant known technical, legal, community, business, or political restrictions or similar issues that could negatively affect the success of such expansion; and

- Financial analysis has been completed based on conceptual design, and the results demonstrate that the expansion meets Company criteria for investment.

These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval by our Chief Financial Officer on a quarterly basis.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, closure and post-closure of the expansion in the depletable basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor ("AUF") is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for future settlement. The amount of settlement that is forecasted will consider several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton depletion rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower earnings may be experienced due to higher depletion rates or higher expenses; or higher earnings may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher depletion expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection. The nature of our operations, particularly with respect to the construction, operation and maintenance of our landfills subjects us to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include potentially responsible party ("PRP") investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean up.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the costs for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;

- Information available from regulatory agencies as to costs of remediation;

- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and

- The typical allocation of costs among PRPs, unless the actual allocation has been determined.

Fair Value of Nonfinancial Assets and Liabilities

Significant estimates are made in determining the fair value of long-lived tangible and intangible assets (i.e., property and equipment, intangible assets and goodwill) during the impairment evaluation process. In addition, the majority of assets acquired and liabilities assumed in a business combination are required to be recognized at fair value under the relevant accounting guidance.

Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of our reporting units is reasonable.

Property and Equipment, Including Landfills and Definite-Lived Intangible Assets — We monitor the carrying value of our long-lived assets for potential impairment on an ongoing basis and test the recoverability of such assets generally using significant unobservable ("Level 3") inputs whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value and the difference is recorded in the period that the impairment indicator occurs. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations and/or (iii) information available regarding the current market for similar assets. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded.

Indefinite-Lived Intangible Assets, Including Goodwill — At least annually using a measurement date of October 1, and more frequently if warranted, we assess the indefinite-lived intangible assets including the goodwill of our reporting units for impairment using Level 3 inputs.

We first perform a qualitative assessment to determine if it was more likely than not that the fair value of a reporting unit is less than its carrying value. If the assessment indicates a possible impairment, we complete a quantitative review, comparing the estimated fair value of a reporting unit to its carrying amount, including goodwill. An impairment charge is recognized if the asset's estimated fair value was less than its carrying amount. Fair value is typically estimated using an income approach using Level 3 inputs. However, when appropriate, we may also use a market approach. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported earnings. We then apply that multiple to the reporting units' earnings to estimate their fair values. We believe that this approach may also be appropriate in certain circumstances because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Acquisitions — In accordance with the purchase method of accounting, the purchase price paid for an acquisition is allocated to the assets and liabilities acquired based upon their estimated fair values as of the acquisition date, with the excess of the purchase price over the net assets acquired recorded as goodwill. When we are in the process of valuing all of the assets and liabilities acquired in an acquisition, there can be subsequent adjustments to our estimates of fair value and resulting preliminary purchase price allocation. Generally, the valuation of our acquired asset and liabilities rely on complex estimates and assumptions.

Acquisition-date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed. Subsequent to finalization of purchase accounting, these revisions are accounted for as adjustments to income from operations. All acquisition-related transaction costs are expensed as incurred. See Note 17 to the Consolidated Financial Statements for additional information related to our acquisitions, including our 2020 acquisition of Advanced Disposal.

See Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations — (Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net*.

Inflation

Macroeconomic pressures, including inflation and market disruption resulting in labor, supply chain and transportation constraints are continuing. Significant global supply chain disruption and the heightened pace of inflation has reduced availability and increased costs for the goods and services we purchase, with a particular impact on our repair and maintenance costs. Supply chain constraints have also caused delayed delivery of fleet, steel containers and other purchases. Aspects of our business rely on third-party transportation providers, and such services have become more limited and expensive. Our overall strategic pricing efforts are focused on recovering as much of the inflationary cost increases we experience in our business as possible by increasing our average unit rate, but such efforts may not be successful for various reasons including the pace of inflation, operating cost inefficiencies, contractual limitations, and market responses. Throughout 2022, many of these contract lookback provisions began to capture the inflationary cost increases experienced since the second half of 2021 in the price escalation calculation; however, such timing lag persists and will continue to restrict our ability to address proactively future rapid cost increases for those contracts. Refer to Item 1A. *Risk Factors* for further discussion.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

In the normal course of business, we are exposed to market risks, including changes in interest rates, certain commodity prices and Canadian currency rates. From time to time, we use derivatives to manage some portion of these risks. The Company had no derivatives outstanding as of December 31, 2022.

Interest Rate Exposure — Our exposure to market risk for changes in interest rates relates primarily to our financing activities. As of December 31, 2022, we had $15.1 billion of long-term debt, excluding the impacts of accounting for debt issuance costs, discounts and fair value adjustments attributable to terminated interest rate derivatives. We have $3.5 billion of debt that is exposed to changes in market interest rates within the next 12 months comprised primarily of (i) $1.7 billion of short-term borrowings under our commercial paper program; (ii) $1.0 billion of long-term borrowings under our $1.0 billion, two-year, U.S. term credit agreement and (iii) $725 million of tax-exempt bonds with term interest rate periods that expire within the next 12 months. We currently estimate that a 100-basis point increase in the interest rates of our outstanding variable-rate debt obligations would increase our 2023 interest expense by $28 million.

Our remaining outstanding debt obligations have fixed interest rates through either the scheduled maturity of the debt or, for certain of our fixed-rate tax-exempt bonds, through the end of a term interest rate period that exceeds 12 months. The fair value of our fixed-rate debt obligations can increase or decrease significantly if market interest rates change.

We performed a sensitivity analysis to determine how market rate changes might affect the fair value of our market risk-sensitive debt instruments. This analysis is inherently limited because it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. An instantaneous, 100-basis point increase in interest rates across all maturities attributable to these instruments would have decreased the fair value of our debt by approximately $700 million as of December 31, 2022.

We are also exposed to interest rate market risk from our cash and cash equivalent balances, as well as assets held in restricted trust fund accounts. These assets are generally invested in high-quality, liquid instruments including money market funds that invest in U.S. government obligations with original maturities of three months or less. We believe that our exposure to changes in fair value of these assets due to interest rate fluctuations is insignificant as the fair value generally approximates our cost basis. We also invest a portion of our restricted trust fund account balances in available-for-sale securities, including U.S. Treasury securities, U.S. agency securities, municipal securities, mortgage- and asset-backed securities, which generally mature over the next nine years, as well as equity securities.

Commodity Price Exposure — In the normal course of our business, we are subject to operating agreements that expose us to market risks arising from changes in the prices for commodities such as diesel fuel, electricity (and related renewable energy credits) and recycled materials, including old corrugated cardboard and plastics. We work to manage these risks through operational strategies that focus on capturing our costs in the prices we charge our customers for the services provided. Accordingly, as the market prices for these commodities increase or decrease, our revenues, operating costs and margins may also increase or decrease. Recycling revenues attributable to yield increased $19 million and $537 million in 2022 and 2021, respectively, as compared with the prior year periods, primarily from higher market prices for recycling commodities in 2021 and the first half of 2022, before the significant downturn in the second half of 2022.

Demand for recycled materials strengthened through 2021 and into early 2022, primarily driven by the growth in e-commerce, businesses re-opening, and manufacturers committing to use more recycled content in their packaging. In 2022, we experienced all-time high recycling commodity pricing in the first half of the year to be followed by historically low pricing through the second half of the year, resulting from the slowdown in the global economy, which reduced retail demand and the corresponding need for cardboard packaging to ship retail goods. We expect significant commodity price headwinds to continue into 2023. Average market prices for recycling commodities at the Company's facilities were approximately 10% lower and 115% higher in 2022 and 2021, respectively, when compared with the prior year periods. Revenue decline from lower commodity pricing was offset by higher pricing in our recycling brokerage business as well as our continued focus on a fee-based pricing model that ensures fees paid by customers cover the cost of processing materials and the impact on our cost structure of managing contamination in the recycling stream. Variability in commodity prices can also impact the margins of our business as certain components of our revenue are structured as a pass through of costs, including recycling brokerage and fuel surcharges.

The primary drivers of renewable fuel development at our landfills are tax policies, such as the recently expanded federal tax credits for renewable natural gas ("RNG") production and renewable electricity generation, and federal and state incentive programs, such as the federal Renewable Fuel Standard ("RFS") program and the California Low Carbon Fuel Standard. At the federal level, oil refiners and importers are required through the RFS program to blend specified volumes of renewable transportation fuels with gasoline or buy credits, referred to as renewable identification numbers ("RINs"), from renewable fuel producers. The Company has invested, and continues to invest, in facilities that capture and convert landfill gas into RNG, and also works with facilities that capture and convert dairy digester gas into RNG, so that we can participate in the program, and the Company has stated its intention to grow its asset base to notably increase its RNG production by 2026. RINs prices generally respond to regulations enacted by the EPA, as well as fluctuations in supply and demand. The value of the RINs associated with RNG is set through a market established by the program.

Prior to 2022, the EPA has promulgated rules on an annual basis establishing refiners' obligations to purchase RNG and other cellulosic biofuels under the RFS program; however, the EPA issued a highly anticipated proposed rule in late 2022 setting forth the direction of the RFS program for compliance years 2023 through 2025. Although this proposal delivers on many reforms that benefit the solid waste sector, the EPA's programmatic shift towards multi-year standards could lead to market uncertainty and volatility in the price of RINs. We continue to advocate for the current administration to implement policies that ensure long term stability for renewable transportation fuels and expand opportunities for the biogas sector to participate in the RFS program. Changes in the RFS market, the structure of the RFS program or RINs prices and demand can and has impacted the financial performance of the facilities constructed to capture and treat the gas. Such changes could impact or alter our projected future investments, and such investments may not yield the results anticipated.

Currency Rate Exposure — We have operations in Canada as well as certain support functions in India. Where significant, we have quantified and described the impact of foreign currency translation on components of income, including operating revenue and operating expenses. However, the impact of foreign currency has not materially affected our results of operations.

Item 8. *Financial Statements and Supplementary Data.*


INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Waste Management, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Waste Management, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Waste Management, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company, and our report dated February 7, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 7, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Waste Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Waste Management, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 7, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Landfill Depletion

Description of the Matter	At December 31, 2022, the Company's landfill assets, net of accumulated depletion, totaled $7.6 billion and the associated depletion expense for 2022 was $754 million. As discussed in Note 2 of the financial statements, the Company updates the estimates used to calculate individual landfill depletion rates at least annually, or more often if significant facts change. Landfill depletion rates are used in the computation of landfill depletion expense.
	Auditing landfill depletion rates and related depletion expense is complex due to the highly judgmental nature of assumptions used in estimating the rates. Significant assumptions used in the calculation of the rates include: estimated future development costs associated with the construction and retirement of the landfill, estimated remaining permitted and expansion airspace, airspace utilization factors, and projected timing of retirement activities.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over determining landfill depletion rates and calculating depletion expense. Our audit procedures included, among others, testing controls over: the Company's process for evaluating and updating the significant assumptions used in the development of the landfill depletion rates, management's review of those significant assumptions, and the mathematical accuracy of the calculation and recording of depletion expense.
	To test the landfill asset depletion rates, our audit procedures included, among others, assessing methodologies used by the Company and testing the significant assumptions discussed above, inclusive of the underlying data used by the Company in its development of these assumptions. We compared the significant assumptions used by management to historical trends and, when available, to comparable size landfills accepting a similar type of waste. Regarding expansion airspace, we evaluated the Company's criteria for inclusion in remaining airspace. In addition, we considered the professional qualifications and objectivity of management's internal engineers responsible for developing the assumptions. We involved EY's engineering specialists to assist with the evaluation of the Company's landfill future development cost and airspace assumptions. We also tested the completeness and accuracy of the historical data utilized in the development of the landfill depletion rates.

Landfill – Final Capping, Closure and Post-Closure Costs

Description of the Matter	At December 31, 2022, the carrying value of the Company's landfill asset retirement obligations related to final capping, closure and post-closure costs totaled $2.7 billion. As discussed in Note 2 of the financial statements, the Company updates the estimates used to measure the asset retirement obligations annually, or more often if significant facts change.
	Auditing the landfill asset retirement obligation is complex due to the highly judgmental nature of the assumptions used in the measurement process. These assumptions include: estimated future costs associated with the capping, closure and post closure activities at each specific landfill; airspace consumed to date in relation to total estimated permitted and expansion airspace; and the projected timing of retirement activities.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the calculation of landfill asset retirement obligations. Our audit procedures included, among others, testing the Company's controls over the landfill asset retirement obligation estimation process and management's review of the significant assumptions used in the estimation of the liability, including the amount and timing of retirement costs.
	To test the landfill asset retirement obligation valuation, we performed audit procedures that included, among others, assessing methodologies used by the Company, testing the completeness of activities included in the estimate (e.g., gas monitoring and extraction), and testing the significant assumptions discussed above, inclusive of the underlying data used by the Company in its development of these assumptions. We compared the significant assumptions used by management to historical trends and, when available, to comparable size landfills accepting the same type of waste. In addition, we considered the professional qualifications and objectivity of management's internal engineers responsible for developing the assumptions. We involved EY engineering specialists to assist us with these procedures. Specifically, we utilized the EY engineering specialists to evaluate the reasons for significant changes in assumptions from the historical trend, and to determine whether the change from the historical trend was appropriate and identified timely. We also tested the completeness and accuracy of the historical data utilized in preparing the estimate.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Houston, Texas
February 7, 2023

WASTE MANAGEMENT, INC.

CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Par Value Amounts)

	December 31,	
	2022	**2021**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 351	$ 118
Accounts receivable, net of allowance for doubtful accounts of $26 and $25, respectively	2,461	2,278
Other receivables, net of allowance for doubtful accounts of $7 and $8, respectively	291	268
Parts and supplies	164	135
Other assets	284	270
Total current assets	3,551	3,069
Property and equipment, net of accumulated depreciation and depletion of $21,627 and $20,537, respectively	15,719	14,419
Goodwill	9,323	9,028
Other intangible assets, net	827	898
Restricted funds	348	348
Investments in unconsolidated entities	578	432
Other assets	1,021	903
Total assets	$ 31,367	$ 29,097
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 1,766	$ 1,375
Accrued liabilities	1,625	1,428
Deferred revenues	589	571
Current portion of long-term debt	414	708
Total current liabilities	4,394	4,082
Long-term debt, less current portion	14,570	12,697
Deferred income taxes	1,733	1,694
Landfill and environmental remediation liabilities	2,700	2,373
Other liabilities	1,106	1,125
Total liabilities	24,503	21,971
Commitments and contingencies (Note 10)		
Equity:		
Waste Management, Inc. stockholders' equity:		
Common stock, $0.01 par value; 1,500,000,000 shares authorized; 630,282,461 shares issued	6	6
Additional paid-in capital	5,314	5,169
Retained earnings	13,167	12,004
Accumulated other comprehensive income (loss)	(69)	17
Treasury stock at cost, 222,396,166 and 214,158,636 shares, respectively	(11,569)	(10,072)
Total Waste Management, Inc. stockholders' equity	6,849	7,124
Noncontrolling interests	15	2
Total equity	6,864	7,126
Total liabilities and equity	$ 31,367	$ 29,097

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Millions, Except per Share Amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating revenues	$ 19,698	$ 17,931	$ 15,218
Costs and expenses:			
Operating	12,294	11,111	9,341
Selling, general and administrative	1,938	1,864	1,728
Depreciation, depletion and amortization	2,038	1,999	1,671
Restructuring	1	8	9
(Gain) loss from divestitures, asset impairments and unusual items, net	62	(16)	35
	16,333	14,966	12,784
Income from operations	3,365	2,965	2,434
Other income (expense):			
Interest expense, net	(378)	(365)	(425)
Loss on early extinguishment of debt, net	—	(220)	(53)
Equity in net losses of unconsolidated entities	(67)	(36)	(68)
Other, net	(2)	5	5
	(447)	(616)	(541)
Income before income taxes	2,918	2,349	1,893
Income tax expense	678	532	397
Consolidated net income	2,240	1,817	1,496
Less: Net income (loss) attributable to noncontrolling interests	2	1	—
Net income attributable to Waste Management, Inc.	$ 2,238	$ 1,816	$ 1,496
Basic earnings per common share	$ 5.42	$ 4.32	$ 3.54
Diluted earnings per common share	$ 5.39	$ 4.29	$ 3.52

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Consolidated net income	$ 2,240	$ 1,817	$ 1,496
Other comprehensive income (loss), net of tax:			
Derivative instruments, net	3	9	15
Available-for-sale securities, net	(24)	(6)	11
Foreign currency translation adjustments	(65)	(28)	20
Post-retirement benefit obligations, net	—	3	1
Other comprehensive income (loss), net of tax	(86)	(22)	47
Comprehensive income	2,154	1,795	1,543
Less: Comprehensive income (loss) attributable to noncontrolling interests	2	1	—
Comprehensive income attributable to Waste Management, Inc.	$ 2,152	$ 1,794	$ 1,543

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Consolidated net income	$ 2,240	$ 1,817	$ 1,496
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	2,038	1,999	1,671
Deferred income tax expense (benefit)	49	(77)	165
Interest accretion on landfill and environmental remediation liabilities	112	111	103
Provision for bad debts	50	37	54
Equity-based compensation expense	84	108	94
Net gain on disposal of assets	(21)	(25)	(9)
(Gain) loss from divestitures, asset impairments and other, net	62	(16)	43
Equity in net losses of unconsolidated entities, net of dividends	67	38	60
Loss on early extinguishment of debt, net	—	220	53
Change in operating assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	(329)	28	(179)
Other current assets	(35)	(39)	10
Other assets	42	34	53
Accounts payable and accrued liabilities	393	206	(37)
Deferred revenues and other liabilities	(216)	(103)	(174)
Net cash provided by operating activities	4,536	4,338	3,403
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	(377)	(75)	(4,085)
Capital expenditures	(2,587)	(1,904)	(1,632)
Proceeds from divestitures of businesses and other assets, net of cash divested	27	96	885
Other, net	(126)	(11)	(15)
Net cash used in investing activities	(3,063)	(1,894)	(4,847)
Cash flows from financing activities:			
New borrowings	8,688	7,948	9,420
Debt repayments	(7,328)	(8,404)	(9,629)
Premiums and other paid on early extinguishment of debt	—	(211)	(30)
Common stock repurchase program	(1,500)	(1,350)	(402)
Cash dividends	(1,077)	(970)	(927)
Exercise of common stock options	44	66	63
Tax payments associated with equity-based compensation transactions	(39)	(28)	(34)
Other, net	(4)	49	(20)
Net cash used in financing activities	(1,216)	(2,900)	(1,559)
Effect of exchange rate changes on cash, cash equivalents and restricted cash and cash equivalents	(6)	2	4
Increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	251	(454)	(2,999)
Cash, cash equivalents and restricted cash and cash equivalents at beginning of period	194	648	3,647
Cash, cash equivalents and restricted cash and cash equivalents at end of period	$ 445	$ 194	$ 648
Reconciliation of cash, cash equivalents and restricted cash and cash equivalents at end of period:			
Cash and cash equivalents	$ 351	$ 118	$ 553
Restricted cash and cash equivalents included in other current assets	25	7	28
Restricted cash and cash equivalents included in restricted funds	69	69	67
Cash, cash equivalents and restricted cash and cash equivalents at end of period	$ 445	$ 194	$ 648

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In Millions, Except Shares in Thousands)

| | | Waste Management, Inc. Stockholders' Equity | | | | | | | |
| | | Common Stock | | Additional Paid-In | Retained | Accumulated Other Comprehensive | Treasury Stock | | Noncontrolling |
	Total	Shares	Amounts	Capital	Earnings	Income (Loss)	Shares	Amounts	Interests
Balance, December 31, 2019	$ 7,070	630,282	$ 6	$ 5,049	$ 10,592	$ (8)	(205,956)	$ (8,571)	$ 2
Adoption of new accounting standards	(2)	—	—	—	(2)	—	—	—	—
Consolidated net income	1,496	—	—	—	1,496	—	—	—	—
Other comprehensive income (loss), net of tax	47	—	—	—	—	47	—	—	—
Cash dividends declared of $2.18 per common share	(927)	—	—	—	(927)	—	—	—	—
Equity-based compensation transactions, net	172	—	—	80	1	—	2,158	91	—
Common stock repurchase program	(402)	—	—	—	—	—	(3,687)	(402)	—
Other, net	—	—	—	—	(1)	—	4	1	—
Balance, December 31, 2020	$ 7,454	630,282	$ 6	$ 5,129	$ 11,159	$ 39	(207,481)	$ (8,881)	$ 2
Consolidated net income	1,817	—	—	—	1,816	—	—	—	1
Other comprehensive income (loss), net of tax	(22)	—	—	—	—	(22)	—	—	—
Cash dividends declared of $2.30 per common share	(970)	—	—	—	(970)	—	—	—	—
Equity-based compensation transactions, net	198	—	—	110	(1)	—	2,049	89	—
Common stock repurchase program	(1,350)	—	—	(70)	—	—	(8,731)	(1,280)	—
Other, net	(1)	—	—	—	—	—	4	—	(1)
Balance, December 31, 2021	$ 7,126	630,282	$ 6	$ 5,169	$ 12,004	$ 17	(214,159)	$ (10,072)	$ 2
Consolidated net income	2,240	—	—	—	2,238	—	—	—	2
Other comprehensive income (loss), net of tax	(86)	—	—	—	—	(86)	—	—	—
Cash dividends declared of $2.60 per common share	(1,077)	—	—	—	(1,077)	—	—	—	—
Equity-based compensation transactions, net	150	—	—	75	2	—	1,555	73	—
Common stock repurchase program	(1,500)	—	—	70	—	—	(9,796)	(1,570)	—
Acquisitions and other, net	11	—	—	—	—	—	4	—	11
Balance, December 31, 2022	$ 6,864	630,282	$ 6	$ 5,314	$ 13,167	$ (69)	(222,396)	$ (11,569)	$ 15

See Notes to Consolidated Financial Statements.

WASTE MANAGEMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2022, 2021 and 2020

1. Basis of Presentation

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; its wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management, Inc. or its subsidiaries are the primary beneficiaries as described in Note 18. Waste Management, Inc. is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., together with its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WMI," we are referring only to Waste Management, Inc., the parent holding company.

We are North America's leading provider of comprehensive environmental solutions, providing services throughout the United States ("U.S.") and Canada. We partner with our residential, commercial, industrial and municipal customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. Our "Solid Waste" business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provide collection, transfer, disposal, and recycling and resource recovery services. Through our subsidiaries, including our Waste Management Renewable Energy ("WM Renewable Energy") business, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the U.S and Canada that produce renewable electricity and renewable natural gas, which is a significant source of fuel for our natural gas fleet.

Our senior management evaluates, oversees and manages the financial performance of our Solid Waste operations through two operating segments. Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada. Each of our Solid Waste operating segments provides integrated environmental services, including collection, transfer, recycling, and disposal. The East and West Tiers are presented in this report and constitute our existing Solid Waste business. On October 30, 2020, we acquired Advanced Disposal Services, Inc. ("Advanced Disposal"), the operations of which are presented in this report within our existing Solid Waste tiers. We also provide additional services that are not managed through our Solid Waste business, which are presented in this report as "Other." Additional information related to our acquisition of Advanced Disposal and segments is included in Notes 17 and 19, respectively.

Reclassifications

When necessary, reclassifications have been made to our prior period financial information to conform to the current year presentation and are not material to our consolidated financial statements.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of WMI, its wholly-owned and majority-owned subsidiaries and certain variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany balances and transactions have been eliminated. Investments in unconsolidated entities are accounted for under the appropriate method of accounting.

Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with precision from available data or simply cannot be calculated. In some cases, these estimates are difficult to determine, and we must exercise significant judgment. In preparing our financial statements, the most difficult, subjective and complex estimates and the assumptions that present the greatest amount of uncertainty relate to our accounting for landfills, environmental remediation liabilities, long-lived asset impairments, intangible asset impairments and the fair value of assets and liabilities acquired in business combinations. Each of these items is discussed in additional detail below. Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements.

Cash and Cash Equivalents

Cash in excess of current operating requirements is invested in short-term interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments held within restricted funds, and accounts receivable. We make efforts to control our exposure to credit risk associated with these instruments by (i) placing our assets and other financial interests with a diverse group of credit-worthy financial institutions; (ii) holding high-quality financial instruments while limiting investments in any one instrument and (iii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures, although generally we do not have collateral requirements for credit extensions. We also control our exposure associated with trade receivables by discontinuing service, to the extent allowable, to non-paying customers. However, our overall credit risk associated with trade receivables is limited due to the large number and diversity of customers we serve. As of December 31, 2022 and 2021, no single customer represented greater than 5% of total accounts receivable.

Accounts and Other Receivables

Our receivables, which are recorded when billed, when services are performed or when cash is advanced, are claims against third parties that will generally be settled in cash. The carrying value of our receivables, net of the allowance for doubtful accounts, represents the estimated net realizable value. We estimate our allowance for doubtful accounts based on historical collection trends; type of customer, such as municipal or commercial; the age of outstanding receivables and existing as well as expected economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful. Also, we recognize interest income on long-term interest-bearing notes receivable as the interest accrues under the terms of the notes. We no longer accrue interest once the notes are deemed uncollectible.

The following table reflects the activity in our allowance for doubtful accounts of trade receivables for the year ended December 31 (in millions):

	2022	2021
Balance as of January 1	$ 25	$ 33
Additions charged to expense	55	35
Accounts written-off, net of recoveries	(49)	(36)
Acquisitions, divestitures and other, net	(5)	(7)
Balance as of December 31	$ 26	$ 25

To determine the allowance for doubtful accounts for trade receivables, we rely upon, among other factors, historical loss trends, the age of outstanding receivables, and existing as well as expected economic conditions. We determined that all of our trade receivables share similar risk characteristics. We monitor our credit exposure on an ongoing basis and assess whether assets in the pool continue to display similar risk characteristics. Based on aging analysis as of both December 31, 2022 and 2021, approximately 90% of our trade receivables were outstanding less than 60 days.

To determine the allowance for doubtful accounts for other receivables, as well as loans and other instruments, we rely primarily on credit ratings and associated default rates based on the maturity of the instrument. Other receivables, as of December 31, 2022 and 2021, include receivables related to income tax payments in excess of our current income tax obligations of $150 million and $166 million, respectively. Other receivables as of December 31, 2022 and 2021 also include a receivable of $19 million and $14 million, respectively, related to alternative fuel tax credits. Based on an aging analysis as of December 31, 2022 and 2021, approximately 55% and 60%, respectively, of our other receivables were due within 12 months or less.

Parts and Supplies

Parts and supplies consist primarily of spare parts, fuel, tires, lubricants and processed recycling materials. Our parts and supplies are stated at the lower of cost (using the average cost method) or market.

Landfill Accounting

Cost Basis of Landfill Assets — We capitalize various costs that we incur to make a landfill ready to accept waste. These costs generally include expenditures for land (including the landfill footprint and required landfill buffer property); permitting; excavation; liner material and installation; landfill leachate collection systems; landfill gas collection systems; environmental monitoring equipment for groundwater and landfill gas; and directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. The cost basis of our landfill assets also includes asset retirement costs, which represent estimates of future costs associated with landfill final capping, closure and post-closure activities. These costs are discussed below.

Final Capping, Closure and Post-Closure Costs — Following is a description of our asset retirement activities and our related accounting:

- *Final Capping* — Generally involves the installation of flexible membrane liners and geosynthetic clay liners, drainage and compacted soil layers and topsoil over areas of a landfill where total airspace has been consumed. Final capping asset retirement obligations are recorded on a units-of-consumption basis as airspace is consumed related to the specific final capping event with a corresponding increase in the landfill asset. Each final capping event is accounted for as a discrete obligation and recorded as an asset and a liability based on estimates of the discounted cash flows associated with each final capping event.

- *Closure* — Includes the construction of the final portion of methane gas collection systems (when required), demobilization and routine maintenance costs. These are costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state regulatory agency. These costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing closure activities.

- *Post-Closure* — Involves the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. Generally, we are required to maintain and monitor landfill sites for a 30-year period. These maintenance and monitoring costs are recorded as an asset retirement obligation as airspace is consumed over the life of the landfill with a corresponding increase in the landfill asset. Post-closure obligations are recorded over the life of the landfill based on estimates of the discounted cash flows associated with performing post-closure activities.

We develop our estimates of these obligations using input from our operations personnel, engineers and accountants. Our estimates are based on our interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Absent quoted market prices, the estimate of fair value is based on the best available information, including the results of present value techniques. In many cases, we contract with third parties to fulfill our obligations for final capping, closure and post-closure. We use historical experience, professional engineering judgment and quoted or actual prices paid for similar work to determine the fair value of these obligations. We are required to recognize these obligations at market prices whether we plan to contract with third parties or perform the work ourselves. In those instances where we perform the work with internal resources, the incremental profit margin realized is recognized as a component of operating income when the work is completed.

Once we have determined final capping, closure and post-closure costs, we inflate those costs to the expected time of payment and discount those expected future costs back to present value. As of December 31, 2022, 2021 and 2020, we inflated these costs in current dollars to the expected time of payment using an inflation rate of 2.50%, 2.25% and 2.25%, respectively. We discounted these costs to present value using the credit-adjusted, risk-free rate effective at the time an obligation is incurred, consistent with the expected cash flow approach. Any changes in expectations that result in an upward revision to the estimated cash flows are treated as a new liability and discounted at the current rate while downward revisions are discounted at the historical weighted average rate of the recorded obligation. As a result, the credit-adjusted, risk-free discount rate used to calculate the present value of an obligation is specific to each individual asset retirement obligation. The weighted average rate applicable to our long-term asset retirement obligations as of December 31, 2022 was approximately 4.8%.

We record the estimated fair value of final capping, closure and post-closure liabilities for our landfills based on the airspace consumed through the current period. The fair value of final capping obligations is developed based on our estimates of the airspace consumed to date for each final capping event and the expected timing of each final capping event. The fair value of closure and post-closure obligations is developed based on our estimates of the airspace consumed to date for the entire landfill and the expected timing of each closure and post-closure activity. Because these obligations are measured at estimated fair value using present value techniques, changes in the estimated cost or timing of future final capping, closure and post-closure activities could result in a material change in these liabilities, related assets and results of operations. We assess the appropriateness of the estimates used to develop our recorded balances annually, or more often if significant facts change.

Sustained changes in inflation rates or the estimated costs, timing or extent of future final capping, closure and post-closure activities typically result in both (i) a current adjustment to the recorded liability and landfill asset and (ii) a change in liability and asset amounts to be recorded prospectively over either the remaining permitted and expansion airspace (as defined below) of the related discrete final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Any changes related to the capitalized and future cost of the landfill assets are then recognized in accordance with our landfill depletion policy (previously landfill amortization policy), which would generally result in depletion expense being recognized prospectively over the remaining permitted and expansion airspace of the final capping event or the remaining permitted and expansion airspace of the landfill, as appropriate. Changes in such estimates associated with a fully consumed landfill result in an adjustment to the recorded liability and landfill assets with an immediate corresponding adjustment to landfill airspace depletion expense.

Interest accretion on final capping, closure and post-closure liabilities is recorded using the effective interest method and is recorded as landfill operating costs, which is included in operating expenses within our Consolidated Statements of Operations.

Depletion of Landfill Assets — The depletable basis of a landfill includes (i) amounts previously expended and capitalized; (ii) capitalized landfill final capping, closure and post-closure costs; (iii) projections of future purchase and development costs required to develop the landfill site to its remaining permitted and expansion airspace (as defined below) and (iv) projected asset retirement costs related to landfill final capping, closure and post-closure activities.

Depletion is recorded on a units-of-consumption basis, applying expense as a rate per ton. The rate per ton is calculated by dividing each component of the depletable basis of a landfill by the number of tons needed to fill the corresponding asset's airspace. For landfills that we do not own, but operate through lease or other contractual agreements, the rate per ton is calculated based on expected airspace to be utilized over the lesser of the contractual term of the underlying agreement or the life of the landfill.

We apply the following guidelines in determining a landfill's remaining permitted and expansion airspace:

- *Remaining Permitted Airspace —* Our engineers, in consultation with third-party engineering consultants and surveyors, are responsible for determining remaining permitted airspace at our landfills. The remaining permitted airspace is determined by an annual survey, which is used to compare the existing landfill topography to the expected final landfill topography.

- *Expansion Airspace —* We also include currently unpermitted expansion airspace in our estimate of remaining permitted and expansion airspace in certain circumstances. First, for unpermitted airspace to be initially included in our estimate of remaining permitted and expansion airspace, we must believe that obtaining the expansion permit is likely. Second, we must generally expect the initial expansion permit application to be submitted within one year and the final expansion permit to be received within five years, in addition to meeting the following criteria:

  - Personnel are actively working on the expansion of an existing landfill, including efforts to obtain land use and local, state or provincial approvals;

  - We have a legal right to use or obtain land to be included in the expansion plan;

  - There are no significant known technical, legal, community, business, or political restrictions or similar issues that could negatively affect the success of such expansion; and

  - Financial analysis has been completed based on conceptual design, and the results demonstrate that the expansion meets Company criteria for investment.

These criteria are evaluated by our field-based engineers, accountants, managers and others to identify potential obstacles to obtaining the permits. Once the unpermitted airspace is included, our policy provides that airspace may continue to be included in remaining permitted and expansion airspace even if certain of these criteria are no longer met as long as we continue to believe we will ultimately obtain the permit, based on the facts and circumstances of a specific landfill. In these circumstances, continued inclusion must be approved through a landfill-specific review process that includes approval by our Chief Financial Officer on a quarterly basis. Of the 16 landfill sites with expansions included as of December 31, 2022, two landfills required the Chief Financial Officer to approve the inclusion of the unpermitted airspace because the permit application process did not meet the one- or five-year requirements.

When we include the expansion airspace in our calculations of remaining permitted and expansion airspace, we also include the projected costs for development, as well as the projected asset retirement costs related to final capping, closure and post-closure of the expansion in the depletable basis of the landfill.

Once the remaining permitted and expansion airspace is determined in cubic yards, an airspace utilization factor ("AUF") is established to calculate the remaining permitted and expansion capacity in tons. The AUF is established using the measured density obtained from previous annual surveys and is then adjusted to account for future settlement. The amount of settlement that is forecasted will consider several site-specific factors including current and projected mix of waste type, initial and projected waste density, estimated number of years of life remaining, depth of underlying waste, anticipated access to moisture through precipitation or recirculation of landfill leachate and operating practices. In addition, the initial selection of the AUF is subject to a subsequent multi-level review by our engineering group and the AUF used is reviewed on a periodic basis and revised as necessary. Our historical experience generally indicates that the impact of settlement at a landfill is greater later in the life of the landfill when the waste placed at the landfill approaches its highest point under the permit requirements.

After determining the costs and remaining permitted and expansion capacity at each of our landfills, we determine the per ton rates that will be expensed as waste is received and deposited at the landfill by dividing the costs by the corresponding number of tons. We calculate per ton depletion rates for each landfill for assets associated with each final capping event, for assets related to closure and post-closure activities and for all other costs capitalized or to be capitalized in the future. These rates per ton are updated annually, or more often, as significant facts change.

It is possible that actual results, including the amount of costs incurred, the timing of final capping, closure and post-closure activities, our airspace utilization or the success of our expansion efforts could ultimately turn out to be significantly different from our estimates and assumptions. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower earnings may be experienced due to higher depletion rates or higher expenses; or higher earnings may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher depletion expense. If at any time management makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Environmental Remediation Liabilities

A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection. The nature of our operations, particularly with respect to the construction, operation and maintenance of our landfills, subjects us to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include potentially responsible party ("PRP") investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean up.

Where it is probable that a liability has been incurred, we estimate costs required to remediate sites based on site-specific facts and circumstances. We routinely review and evaluate sites that require remediation and determine our estimated cost for the likely remedy based on a number of estimates and assumptions. Next, we review the same type of information with respect to other named and unnamed PRPs. Estimates of the costs for the likely remedy are then either developed using our internal resources or by third-party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating our own and unrelated parties' sites;

- Information available from regulatory agencies as to costs of remediation;

- The number, financial resources and relative degree of responsibility of other PRPs who may be liable for remediation of a specific site; and

- The typical allocation of costs among PRPs, unless the actual allocation has been determined.

Estimating our degree of responsibility for remediation is inherently difficult. We recognize and accrue for an estimated remediation liability when we determine that such liability is both probable and reasonably estimable. Determining the method and ultimate cost of remediation requires that a number of assumptions be made. There can sometimes be a range of reasonable estimates of the costs associated with the likely site remediation alternatives identified in the environmental impact investigation. In these cases, we use the amount within the range that is our best estimate. If no amount within a range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges, our aggregate potential liability would be approximately $135 million higher than the $204 million recorded in the Consolidated Balance Sheet as of December 31, 2022. Our ultimate responsibility may differ materially from current estimates. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, the inability to identify other PRPs, the inability of other PRPs to contribute to the settlements of such liabilities, or other factors could require us to record additional liabilities. Our ongoing review of our remediation liabilities, in light of relevant internal and external facts and circumstances, could result in revisions to our accruals that could cause upward or downward adjustments to our balance sheet and income from operations. These adjustments could be material in any given period.

Where we believe that both the amount of a particular environmental remediation liability and the timing of the payments are fixed or reliably determinable, we inflate the cost in current dollars until the expected time of payment and discount the cost to present value using a risk-free discount rate, which is based on the rate for U.S. Treasury bonds with a term approximating the weighted average period until settlement of the underlying obligation. We determine the risk-free discount rate and the inflation rate on an annual basis unless interim changes would materially impact our results of operations. For remedial liabilities that have been discounted, we include interest accretion, based on the effective interest method, in operating expenses in our Consolidated Statements of Operations. As of December 31, 2022, 2021 and 2020, we inflated the costs by 2.50%, 2.25% and 2.25%, respectively, and discounted the costs by 3.75%, 1.50% and 1.00%, respectively. Our discount rate has increased since 2020 as a result of the overall increase in the 10-year Treasury rates. The following table summarizes the impacts of revisions in the risk-free discount rate applied to our environmental remediation liabilities and recovery assets for the year ended December 31 (in millions) and the risk-free discount rate applied as of December 31:

	2022	2021	2020
Increase (decrease) in operating expenses	$ (14)	$ (4)	$ 8
Risk-free discount rate applied to environmental remediation liabilities and recovery assets	3.75 %	1.50 %	1.00 %

The portion of our recorded environmental remediation liabilities that were not subject to inflation or discounting, as the amounts and timing of payments are not fixed or reliably determinable, was $31 million as of December 31, 2022 and 2021. Had we not inflated and discounted any portion of our environmental remediation liability, the amount recorded would have increased by $10 million and decreased by $6 million as of December 31, 2022 and 2021, respectively.

Property and Equipment (exclusive of landfills, discussed above)

We record property and equipment at cost. Expenditures for major additions and improvements are capitalized and maintenance activities are expensed as incurred. We depreciate property and equipment over the estimated useful life of the asset using the straight-line method. We generally assume no salvage value for our depreciable property and equipment. When property and equipment are retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from our accounts and any resulting gain or loss is included in results of operations as an offset or increase to operating expense for the period.

The estimated useful lives for significant property and equipment categories are as follows (in years):

	Useful Lives
Vehicles — excluding rail haul cars	3 to 10
Vehicles — rail haul cars	10 to 30
Machinery and equipment — including containers	3 to 30
Buildings and improvements	5 to 40
Furniture, fixtures and office equipment	3 to 10

Leases

We lease property and equipment in the ordinary course of our business. Our operating lease activities primarily consist of leases for real estate, landfills and operating equipment. Our financing lease activities primarily consist of leases for operating equipment, railcars and landfill assets. Our leases have varying terms. Some may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we consider in determining minimum lease payments. The leases are classified as either operating leases or financing leases, as appropriate.

Operating Leases (excluding landfill leases discussed below) — The majority of our leases are operating leases. This classification generally can be attributed to either (i) relatively low fixed minimum lease payments as a result of real property lease obligations that vary based on the volume of waste we receive or process or (ii) minimum lease terms that are much shorter than the assets' economic useful lives. Management expects that in the normal course of business our operating leases will be renewed, replaced by other leases or replaced with fixed asset expenditures.

Financing Leases (excluding landfill leases discussed below) — Assets under financing leases are capitalized using interest rates determined at the commencement of each lease and are depreciated over either the useful life of the asset or the lease term, as appropriate, on a straight-line basis. The present value of the related lease payments is recorded as a debt obligation.

Landfill Leases — From an operating perspective, landfills that we lease are similar to landfills we own because generally we will operate the landfill for the life of the operating permit. The most significant portion of our rental obligations for landfill leases is contingent upon operating factors such as disposal volume and often there are no contractual minimum rental obligations. Contingent rental obligations are expensed as incurred. For landfill financing leases that provide for minimum contractual rental obligations, we record the present value of the minimum obligation as part of the landfill asset, which is depleted on a units-of-consumption basis over the shorter of the lease term or the life of the landfill.

For operating and financing leases, including landfill leases, our rent expense for each of the last three years and future minimum lease payments are disclosed in Note 7.

Acquisitions

We generally recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities, based on fair value estimates as of the date of acquisition.

Contingent Consideration — In certain acquisitions, we agree to pay additional amounts to sellers contingent upon achievement by the acquired businesses of certain negotiated goals, such as targeted revenue levels, targeted disposal volumes or the issuance of permits for expanded landfill airspace. We have recognized liabilities for these contingent obligations based on their estimated fair value as of the date of acquisition with any differences between the acquisition-date fair value, subsequent remeasurements and the ultimate settlement of the obligations being recognized as an adjustment to income from operations.

Acquired Assets and Assumed Liabilities — Assets and liabilities arising from contingencies such as pre-acquisition environmental matters and litigation are recognized at their acquisition-date fair value when their respective fair values can be determined. If the fair values of such contingencies cannot be readily determined, they are recognized as of the acquisition date if the contingencies are probable and an amount can be reasonably estimated.

Acquisition-date fair value estimates are revised as necessary if, and when, additional information regarding these contingencies becomes available to further define and quantify assets acquired and liabilities assumed. Subsequent to finalization of purchase accounting, these revisions are accounted for as adjustments to income from operations. All acquisition-related transaction costs are expensed as incurred. See Note 17 for additional information related to our acquisitions, including our 2020 acquisition of Advanced Disposal.

Goodwill and Other Intangible Assets

Goodwill is the excess of our purchase cost over the fair value of the net assets of acquired businesses. We do not amortize goodwill, but as discussed in the *Long-Lived Asset Impairments* section below, we assess our goodwill for impairment at least annually.

Other intangible assets consist primarily of customer and supplier relationships, covenants not-to-compete, licenses, permits (other than landfill permits, which are combined with landfill tangible assets and depleted per our landfill depletion policy), and other contracts. Other intangible assets are recorded at fair value on the acquisition date and are generally amortized using either a 150% declining balance approach or a straight-line basis as we determine appropriate. Customer and supplier relationships are typically amortized over terms of 10 to 15 years. Covenants not-to-compete are amortized over the term of the non-compete covenant, which is generally five years. Licenses, permits and other contracts are amortized over the definitive terms of the related agreements. If the underlying agreement does not contain definitive terms and the useful life is determined to be indefinite, the asset is not amortized.

Long-Lived Asset Impairments

We assess our long-lived assets for impairment as required under the applicable accounting standards. If necessary, impairments are recorded in (gain) loss from divestitures, asset impairments and unusual items, net in our Consolidated Statement of Operations.

Property and Equipment, Including Landfills and Definite-Lived Intangible Assets — We monitor the carrying value of our long-lived assets for potential impairment on an ongoing basis and test the recoverability of such assets generally using significant unobservable ("Level 3") inputs whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If cash flows cannot be separately and independently identified for a single asset, we will determine whether an impairment has occurred for the group of assets for which we can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset or asset group to its carrying value and the difference is recorded in the period that the impairment indicator occurs. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset or asset group; (ii) actual third-party valuations and/or (iii) information available regarding the current market for similar assets. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

The assessment of impairment indicators and the recoverability of our capitalized costs associated with landfills and related expansion projects require significant judgment due to the unique nature of the waste industry, the highly regulated permitting process and the sensitive estimates involved. During the review of a landfill expansion application, a regulator may initially deny the expansion application although the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace, or a landfill may be required to cease accepting waste, prior to receipt of the expansion permit. However, such events occur in the ordinary course of business in the waste industry and do not necessarily result in impairment of our landfill assets because, after consideration of all facts, such events may not affect our belief that we will ultimately obtain the expansion permit. As a result, our tests of recoverability, which generally make use of a probability-weighted cash flow estimation approach, may indicate that no impairment loss should be recorded.

Indefinite-Lived Intangible Assets, Including Goodwill — At least annually using a measurement date of October 1, and more frequently if warranted, we assess our indefinite-lived intangible assets, including the goodwill of our reporting units, for impairment.

We first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the assessment indicates a possible impairment, we complete a quantitative review, comparing the estimated fair value of a reporting unit to its carrying amount, including goodwill. An impairment charge is recognized if the asset's estimated fair value is less than its carrying amount. Fair value is typically estimated using an income approach using Level 3 inputs. However, when appropriate, we may also use a market approach. The income approach is based on the long-term projected future cash flows of the reporting units. We discount the estimated cash flows to present value using a weighted average cost of capital that considers factors such as market assumptions, the timing of the cash flows and the risks inherent in those cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units' expected long-term performance considering the economic and market conditions that generally affect our business. The market approach estimates fair value by measuring the aggregate market value of publicly-traded companies with similar characteristics to our business as a multiple of their reported earnings. We then apply that multiple to the reporting units' earnings to estimate their fair values. We believe that this approach may also be appropriate in certain circumstances because it provides a fair value estimate using valuation inputs from entities with operations and economic characteristics comparable to our reporting units.

Fair value is computed using several factors, including projected future operating results, economic projections, anticipated future cash flows, comparable marketplace data and the cost of capital. There are inherent uncertainties related to these factors and to our judgment in applying them in our analysis. However, we believe our methodology for estimating the fair value of our reporting units is reasonable.

Refer to Note 11 for information related to impairments recognized during the reported periods.

Insured and Self-Insured Claims

We have retained a significant portion of the risks related to our health and welfare, general liability, automobile liability and workers' compensation claims programs. For our self-insured portions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial valuation or internal estimates. The gross estimated liability associated with settling unpaid claims is included in accrued liabilities in our Consolidated Balance Sheets if expected to be settled within one year; otherwise, it is included in other long-term liabilities. Estimated insurance recoveries related to recorded liabilities are reflected as other current receivables or other long-term assets in our Consolidated Balance Sheets when we believe that the receipt of such amounts is probable.

We use a wholly-owned insurance captive to insure the deductibles for our general liability, automobile liability and workers' compensation claims programs. We continue to maintain conventional insurance policies with third-party insurers. WMI pays an annual premium to the insurance captive on behalf of WMI and its insured subsidiaries, typically in the first quarter of the year, for estimated losses based on an external actuarial analysis. These premiums are held in a restricted funds account to be used solely for paying insurance claims, resulting in a transfer of risk from our Company to the insurance captive, and are allocated between current and long-term assets depending on estimated timing of the use of funds.

Restricted Funds

Our restricted funds accounts primarily consist of funds deposited for purposes of funding insurance claims and settling landfill final capping, closure, post-closure and environmental remediation obligations. These funds are generally allocated between cash, money market funds, equity securities and available-for-sale debt securities depending on the estimated timing and purpose of the use of funds. We use a wholly-owned insurance captive to insure the deductibles for certain claims programs and the premiums paid are directly deposited into a restricted funds account to be used solely for paying insurance claims. At several of our landfills, we provide financial assurance by depositing cash into restricted trust funds for purposes of settling final capping, closure, post-closure and environmental remediation obligations. Balances maintained in these restricted funds accounts will fluctuate based on (i) changes in statutory requirements; (ii) future deposits made to comply with contractual arrangements; (iii) the ongoing use of funds; (iv) acquisitions or divestitures and (v) changes in the fair value of the financial instruments held in the restricted funds accounts.

See Notes 16 and 18 for additional discussion related to restricted funds accounts for final capping, closure, post-closure or environmental remediation obligations.

Investments in Unconsolidated Entities

Investments in unconsolidated entities over which the Company has significant influence are accounted for under the equity method of accounting. Equity investments in which the Company does not have the ability to exert significant influence over the investees' operating and financing activities are measured using a quantitative approach as these investments do not have readily determinable fair values. The quantitative approach, or measurement alternative, is equal to its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The fair value of our redeemable preferred stock has been measured based on third-party investors' recent or pending transactions in these securities, which are considered the best evidence of fair value. The following table summarizes our investments in unconsolidated entities as of December 31 (in millions):

	2022	2021
Equity method investments	$ 460	$ 335
Investments without readily determinable fair values	62	48
Redeemable preferred stock	56	49
Investments in unconsolidated entities	$ 578	$ 432

We monitor and assess the carrying value of our investments throughout the year for potential impairment and write them down to their fair value when other-than-temporary declines exist. Fair value is generally based on (i) other third-party investors' recent or pending transactions in the securities; (ii) other information available regarding the current market for similar assets; (iii) a market or income approach, as deemed appropriate and/or (iv) a quantitative approach, or measurement alternative, as noted above. Impairments of our investments are recorded in equity in net losses of unconsolidated entities or other, net in our Consolidated Statements of Operations in accordance with appropriate accounting guidance.

Refer to Note 11 for information related to impairments and other adjustments recognized during the reported periods.

Foreign Currency

We have operations in Canada, as well as certain support functions in India. Local currencies generally are considered the functional currencies of our operations and investments outside the U.S. The assets and liabilities of our foreign operations are translated to U.S. dollars using the exchange rate as of the balance sheet date. Revenues and expenses are translated to U.S. dollars using the average exchange rate during the period. The resulting translation difference is reflected as a component of other comprehensive income (loss). Foreign currency translation adjustments have been impacted by decreases in the U.S. dollar/Canadian dollar exchange rate from 1.2734 at December 31, 2020, to 1.2639 at December 31, 2021 and to 1.3554 at December 31, 2022. Refer to Note 12 for information regarding the impacts of foreign currency on our comprehensive income and results of operations.

Revenue Recognition

Our Solid Waste operating revenues are primarily generated from fees charged for our collection, transfer, disposal, and recycling and resource recovery services, and from sales of commodities by our recycling and landfill gas-to-energy operations. Revenues from our collection operations are influenced by factors such as collection frequency, type of collection equipment furnished, type and volume or weight of the waste collected, distance to the disposal facility or material recovery facility and our disposal costs. Revenues from our landfill operations consist of tipping fees, which are generally based on the type and weight or volume of waste being disposed of at our disposal facilities. Fees charged at transfer stations are generally based on the weight or volume of waste deposited, taking into account our cost of loading, transporting and disposing of the solid waste at a disposal site. Recycling revenues generally consist of tipping fees and the sale of recycling commodities to third parties. The fees we charge for our services generally include our environmental, fuel surcharge and regulatory recovery fees, which are intended to pass through to customers direct and indirect costs incurred. We also provide additional services that are not managed through our Solid Waste business, including our Strategic Business Solutions ("WMSBS") and sustainability businesses, which include landfill gas-to-energy services, Sustainability and Environmental Solutions ("SES") business and recycling brokerage services. We also offer certain other expanded service offerings and solutions.

We generally recognize revenue as services are performed or products are delivered. For example, revenue typically is recognized as waste is collected, tons are received at our landfills or transfer stations, or recycling commodities are collected or delivered as product. We bill for certain services prior to performance. Such services include, among others, certain commercial and residential contracts and equipment rentals. These advanced billings are included in deferred revenues and recognized as revenue in the period service is provided.

See Note 19 for additional information related to revenue by reportable segment and major lines of business.

Deferred Revenues

We record deferred revenues when cash payments are received or due in advance of our performance and classify them as current since they are earned within a year and there are no significant financing components. Substantially all our deferred revenues during the reported periods are realized as revenues within one to three months, when the related services are performed.

Contract Acquisition Costs

Our incremental direct costs of obtaining a contract, which consist primarily of sales incentives, are generally deferred and amortized to selling, general and administrative expense over the estimated life of the relevant customer relationship, ranging from five to 13 years. Contract acquisition costs that are paid to the customer are deferred and amortized as a reduction in revenue over the contract life. Our contract acquisition costs are classified as current or noncurrent based on the timing of when we expect to recognize amortization and are included in other assets in our Consolidated Balance Sheets.

As of December 31, 2022 and 2021, we had $192 million and $175 million of deferred contract costs, respectively, of which $137 million and $126 million, respectively, were related to deferred sales incentives. During each of the years ended December 31, 2022, 2021 and 2020, we amortized $24 million, $23 million and $23 million, respectively, of sales incentives to selling, general and administrative expense.

Long-Term Contracts

Approximately 20% of our total revenue is derived from contracts with a remaining term greater than one year. The consideration for these contracts is primarily variable in nature. The variable elements of these contracts primarily include the number of homes and businesses served and annual rate changes based on consumer price index, fuel prices or other operating costs. Such contracts are generally within our collection, recycling and other lines of business and have a weighted average remaining contract life of approximately four years. We do not disclose the value of unsatisfied performance obligations for these contracts as our right to consideration corresponds directly to the value provided to the customer for services completed to date and all future variable consideration is allocated to wholly unsatisfied performance obligations.

Capitalized Interest

We capitalize interest on certain projects under development, including landfill expansion projects, certain assets under construction, including operating landfills and landfill gas-to-energy projects and internal-use software. During 2022, 2021 and 2020, total interest costs were $425 million, $388 million and $473 million, respectively, of which $29 million, $13 million and $16 million was capitalized in 2022, 2021 and 2020, respectively.

Income Taxes

The Company is primarily subject to income tax in the U.S. and Canada. Current tax obligations associated with our income tax expense are reflected in the accompanying Consolidated Balance Sheets as a component of accrued liabilities and our deferred tax obligations are reflected in deferred income taxes.

Deferred income taxes are based on the difference between the financial reporting and tax basis of assets and liabilities. Deferred income tax expense represents the change during the reporting period in the deferred tax assets and liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carry-forwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We establish reserves for uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that certain positions may be challenged and potentially disallowed. When facts and circumstances change, we adjust these reserves through our income tax expense.

Should interest and penalties be assessed by taxing authorities on any underpayment of income tax, such amounts would be accrued and classified as a component of our income tax expense in our Consolidated Statements of Operations.

See Note 8 for discussion of our income taxes.

Contingent Liabilities

We estimate the amount of potential exposure we may have with respect to claims, assessments and litigation in accordance with authoritative guidance on accounting for contingencies. We are party to pending or threatened legal proceedings covering a wide range of matters in various jurisdictions. It is difficult to predict the outcome of litigation, as it is subject to many uncertainties. Additionally, it is not always possible for management to make a meaningful estimate of the potential loss or range of loss associated with such contingencies. See Note 10 for discussion of our commitments and contingencies.

Internal-Use Software

We include capitalized costs associated with developing or obtaining internal-use software within long-term other assets, and these costs are amortized over the term of the relevant subscription period including any renewal options that are reasonably certain of being exercised. These costs include direct external costs of materials and services used in developing or obtaining the software and internal costs for employees directly associated with the software development project. As of December 31, 2022 and 2021, total costs capitalized for our internal-use software were $45 million and $48 million, respectively, net of accumulated amortization of $27 million and $11 million, respectively. During each of the years ended December 31, 2022, 2021 and 2020, we amortized $16 million, $10 million and $1 million, respectively, to selling, general and administrative expense.

Supplemental Cash Flow Information

The following table shows supplemental cash flow information for the year ended December 31 (in millions):

	2022	2021	2020
Interest, net of capitalized interest	$ 348	$ 387	$ 461
Income taxes (a)	736	370	422

(a) The increase in income taxes paid in 2022 is primarily due to the increase in pre-tax book income during 2022 and a deposit of approximately $103 million made to the Internal Revenue Service ("IRS") in the fourth quarter of 2022 related to a disputed tax matter for which we expect to seek a refund. See Note 8 for further discussion.

During 2022, we had $225 million of non-cash financing activities primarily from our federal low-income housing investment and new financing leases. Additionally, we had approximately $135 million of non-cash investing activities related to non-cash consideration transferred as part of our acquisitions in 2022. See Note 17 for further discussion of our 2022 acquisitions. During 2021, we had $30 million of non-cash financing activities from new financing leases. During 2020, we had $50 million of non-cash financing activities primarily related to new financing leases, a portion of which were attributed to our acquisition of Advanced Disposal. Non-cash investing and financing activities are generally excluded from the Consolidated Statements of Cash Flows.

3. Landfill and Environmental Remediation Liabilities

Liabilities for landfill and environmental remediation costs as of December 31 are presented in the table below (in millions):

	2022			2021		
	Landfill	Environmental Remediation	Total	Landfill	Environmental Remediation	Total
Current (in accrued liabilities)	$ 137	$ 31	$ 168	$ 137	$ 29	$ 166
Long-term	2,527	173	2,700	2,189	184	2,373
	$ 2,664	$ 204	$ 2,868	$ 2,326	$ 213	$ 2,539

The changes to landfill and environmental remediation liabilities for the year ended December 31, 2022 are reflected in the table below (in millions):

	Landfill	Environmental Remediation
December 31, 2021	$ 2,326	$ 213
Obligations incurred and capitalized	114	—
Obligations settled	(121)	(28)
Interest accretion	108	4
Revisions in estimates and interest rate assumptions (a)	243	15
Acquisitions, divestitures and other adjustments	(6)	—
December 31, 2022	$ 2,664	$ 204

(a) In 2021, the increase in our landfill liabilities for revisions in estimates and interest rate assumptions was $33 million. The increase in our landfill liabilities in 2022 is primarily due to inflationary cost pressures that are expected to impact costs over the remaining landfill lives.

Our recorded liabilities as of December 31, 2022 include the impacts of inflating certain of these costs based on our expectations of the timing of cash settlement and of discounting certain of these costs to present value. Anticipated payments of currently identified environmental remediation liabilities, as measured in current dollars, are $31 million in 2023, $43 million in 2024, $29 million in 2025, $19 million in 2026, $16 million in 2027 and $76 million thereafter.

4. Property and Equipment

Property and equipment as of December 31 consisted of the following (in millions):

	2022	2021
Land	$ 752	$ 732
Landfills	18,526	17,734
Vehicles	6,173	5,893
Machinery and equipment	4,401	3,571
Containers	3,021	2,807
Buildings and improvements	3,809	3,542
Furniture, fixtures and office equipment	664	677
	37,346	34,956
Less: Accumulated depreciation of tangible property and equipment	(10,731)	(10,147)
Less: Accumulated depletion of landfill airspace	(10,896)	(10,390)
Property and equipment, net	$ 15,719	$ 14,419

See Note 11 for information regarding asset impairments.

Depreciation and depletion expense, including for assets recorded as financing leases, consisted of the following for the year ended December 31 (in millions):

	2022	2021	2020
Depreciation of tangible property and equipment	$ 1,155	$ 1,125	$ 996
Depletion of landfill airspace	754	731	568
Depreciation and depletion expense	$ 1,909	$ 1,856	$ 1,564

See Note 5 for information regarding amortization of our intangible assets.

5. Goodwill and Other Intangible Assets

Goodwill was $9,323 million and $9,028 million as of December 31, 2022 and 2021, respectively. The $295 million increase in goodwill during 2022 is primarily related to acquisitions. As discussed in Note 2, we perform our annual impairment test of goodwill balances for our reporting units using a measurement date of October 1. We will also perform interim tests if an impairment indicator exists. See Notes 17 and 19 for additional information related to goodwill.

Our other intangible assets consisted of the following as of December 31 (in millions):

	Customer and Supplier Relationships	Covenants Not-to-Compete	Licenses, Permits and Other	Total
2022				
Intangible assets	$ 1,288	$ 51	$ 141	$ 1,480
Less: Accumulated amortization	(543)	(23)	(87)	(653)
	$ 745	$ 28	$ 54	$ 827
2021				
Intangible assets	$ 1,355	$ 43	$ 142	$ 1,540
Less: Accumulated amortization	(538)	(26)	(78)	(642)
	$ 817	$ 17	$ 64	$ 898

Amortization expense for other intangible assets was $129 million, $143 million and $107 million for 2022, 2021 and 2020, respectively. The decrease in amortization expense in 2022 was primarily due to decreasing amortization under the 150% declining balance approach for intangible assets from the acquisition of Advanced Disposal. Amortization expense for other intangible assets for 2021 increased, as compared with 2020, due to the amortization of acquired intangible assets related to our acquisition of Advanced Disposal. Additional information related to other intangible assets acquired through business combinations is included in Note 17. As of December 31, 2022 and 2021, we had $19 million of licenses, permits and other intangible assets that are not subject to amortization because they do not have stated expirations or have routine, administrative renewal processes. As of December 31, 2022, we expect annual amortization expense related to other intangible assets to be $120 million in 2023, $110 million in 2024, $101 million in 2025, $80 million in 2026 and $75 million in 2027.

6. Debt

The following table summarizes the major components of debt as of each balance sheet date (in millions) and provides the maturities and interest rate ranges of each major category as of December 31:

	2022	2021
Commercial paper program (weighted average interest rate of 4.9% as of December 31, 2022 and 0.4% as of December 31, 2021)	$ 1,730	$ 1,778
Senior notes, maturing through 2050, interest rates ranging from 0.75% to 7.75% (weighted average interest rate of 3.2% as of December 31, 2022 and 3.1% as of December 31, 2021).	8,626	8,126
Term Loan maturing May 2024, interest rate of 5.1% as of December 31, 2022	1,000	—
Canadian senior notes, C$500 million maturing September 2026, interest rate of 2.6%. . . .	369	395
Tax-exempt bonds, maturing through 2048, fixed and variable interest rates ranging from 0.4% to 4.4% (weighted average interest rate of 2.7% as of December 31, 2022 and 1.4% as of December 31, 2021)	2,648	2,619
Financing leases and other, maturing through 2071, weighted average interest rate of 4.7% as of December 31, 2022 and 4.5% as of December 31, 2021) (a).	699	567
Debt issuance costs, discounts and other.	(88)	(80)
	14,984	13,405
Current portion of long-term debt	414	708
Long-term debt, less current portion	$ 14,570	$ 12,697

(a) Excluding our landfill financing leases, the maturities of our financing leases and other debt obligations extend through 2059.

Debt Classification

As of December 31, 2022, we had approximately $3.1 billion of debt maturing within the next 12 months, including (i) $1.7 billion of short-term borrowings under our commercial paper program (net of related discount on issuance); (ii) $725 million of tax-exempt bonds with term interest rate periods that expire within the next 12 months, which is prior to their scheduled maturities; (iii) $500 million of 2.4% senior notes that mature in May 2023 and (iv) $192 million of other debt with scheduled maturities within the next 12 months, including $65 million of tax-exempt bonds. As of December 31, 2022, we have classified $2.7 billion of debt maturing in the next 12 months as long-term because we have the intent and ability to refinance these borrowings on a long-term basis as supported by the forecasted available capacity under our $3.5 billion long-term U.S. and Canadian revolving credit facility ("$3.5 billion revolving credit facility"), as discussed below. The remaining $414 million of debt maturing in the next 12 months is classified as current obligations.

Access to and Utilization of Credit Facilities, Commercial Paper Program and Term Loan

$3.5 Billion Revolving Credit Facility — In May 2022, we amended and restated our $3.5 billion U.S. and Canadian revolving credit facility extending the term through May 2027. The agreement includes a $1.0 billion accordion feature that may be used to increase total capacity in future periods, and we have the option to request up to two one-year extensions. Waste Management of Canada Corporation and WM Quebec Inc., each an indirect wholly-owned subsidiary of WMI, are borrowers under the $3.5 billion revolving credit facility, and the agreement permits borrowing in Canadian dollars up to the U.S. dollar equivalent of $375 million, with such borrowings to be repaid in Canadian dollars. WM Holdings, a wholly-owned subsidiary of WMI, guarantees all the obligations under the $3.5 billion revolving credit facility.

The $3.5 billion revolving credit facility provides us with credit capacity to be used for cash borrowings, to support letters of credit or to support our commercial paper program. The interest rates we pay on outstanding U.S. or Canadian loans are based on a secured overnight financing rate administered by the Federal Reserve Bank of New York ("SOFR") or the Canadian Dollar Offered Rate ("CDOR"), respectively, plus a spread depending on WMI's senior public debt rating assigned by Moody's Investors Service, Inc. and Standard and Poor's Global Ratings. The spread above SOFR or CDOR can range from 0.585% to 1.025% per annum, plus a credit adjustment spread of 0.10% per annum on SOFR-based rates (the "SOFR Credit Adjustment Spread") to account for the transition from the use of LIBOR to SOFR in such rate calculations. We also pay certain other fees set forth in the $3.5 billion revolving credit facility agreement, including a facility fee based on the aggregate commitment, regardless of usage. As of December 31, 2022, we had no outstanding borrowings under this facility. We had $166 million of letters of credit issued and $1.7 billion of outstanding borrowings (net of related discount on issuance) under our commercial paper program, both supported by the facility, leaving unused and available credit capacity of $1.6 billion as of December 31, 2022.

Commercial Paper Program — We have a commercial paper program that enables us to borrow funds for up to 397 days at competitive interest rates. The rates we pay for outstanding borrowings are based on the term of the notes. The commercial paper program is fully supported by our $3.5 billion revolving credit facility. As of December 31, 2022, we had $1.7 billion of outstanding borrowings (net of related discount on issuance) under our commercial paper program.

$1.0 Billion, Two-Year, Term Credit Agreement — In May 2022, we entered into a $1.0 billion, two-year, U.S. term credit agreement ("Term Loan") maturing May 2024 to be used for general corporate purposes. The interest rate we pay on our outstanding balance is generally based on SOFR, plus a spread depending on WMI's senior public debt rating assigned by Moody's Investors Service, Inc. and Standard and Poor's Global Ratings. The spread above SOFR can range from 0.50% to 0.90% per annum, plus the SOFR Credit Adjustment Spread. As of December 31, 2022, we had $1.0 billion of outstanding borrowings under our Term Loan. WM Holdings also guarantees all of the obligations under the Term Loan.

Other Letter of Credit Lines — As of December 31, 2022, we had utilized $800 million of other uncommitted letter of credit lines with terms extending through April 2024.

Debt Borrowings and Repayments

Commercial Paper Program — During the year ended December 31, 2022 we made cash repayments of $6.7 billion, which were partially offset by $6.6 billion of cash borrowings (net of related discount on issuance).

Term Loan — In May 2022, we borrowed $1.0 billion under our Term Loan for general corporate purposes.

Senior Notes — In May 2022, WMI issued $1.0 billion of 4.15% senior notes due April 15, 2032, the net proceeds of which were $992 million. We used the net proceeds to redeem our $500 million of 2.9% senior notes due September 2022 in advance of their scheduled maturity, to repay a portion of outstanding borrowings under our commercial paper program and for general corporate purposes.

Tax-Exempt Bonds — We issued $100 million of tax-exempt bonds in 2022. The proceeds from the issuance of these bonds were deposited directly into a restricted trust fund and may only be used for the specific purpose for which the money was raised, which is generally to finance expenditures for solid waste disposal facility, material recovery facility and renewable natural gas facility construction and development. In 2022, we also repaid $71 million of our tax-exempt bonds with available cash at their scheduled maturities.

Financing Leases and Other — The increase in our financing leases and other debt obligations in 2022 is primarily related to a note payable associated with our federal low-income housing investment discussed in Note 8, which increased our debt obligations by $183 million. The increase in our debt obligations was partially offset by $93 million of cash repayments of debt at maturity.

Scheduled Debt Payments

Principal payments of our debt for the next five years and thereafter, based on scheduled maturities are as follows: $2,423 million in 2023, $1,290 million in 2024, $1,324 million in 2025, $673 million in 2026, $1,163 million in 2027 and $8,275 million thereafter. Our recorded debt and financing lease obligations include non-cash adjustments associated with debt issuance costs, discounts and fair value adjustments attributable to terminated interest rate derivatives, which have been excluded from these amounts because they will not result in cash payments. As discussed above, we have the intent and ability to refinance certain 2023 scheduled maturities on a long-term basis, including our $500 million of 2.4% senior notes that mature in May 2023. See Note 7 below for further discussion of our financing lease arrangements.

Secured Debt

Our debt balances are generally unsecured, except for financing lease obligations and the notes payable associated with our investments in low-income housing properties. See Notes 8 and 18 for additional information related to these investments.

Debt Covenants

The terms of certain of our financing arrangements require that we comply with financial and other covenants. Our most restrictive financial covenant is the one contained in both our $3.5 billion revolving credit facility and Term Loan, which sets forth a maximum total debt to consolidated earnings before interest, taxes, depreciation, depletion and amortization ratio (the "Leverage Ratio"). This covenant requires that the Leverage Ratio for the preceding four fiscal quarters will not be more than 3.75 to 1, provided that if an acquisition permitted under the $3.5 billion revolving credit facility involving aggregate consideration in excess of $200 million occurs during the fiscal quarter, the Company shall have the right to increase the Leverage Ratio to 4.25 to 1 during such fiscal quarter and for the following three fiscal quarters (the "Elevated Leverage Ratio Period"). There shall be no more than two Elevated Leverage Ratio Periods during the term of the $3.5 billion revolving credit facility, and the Leverage Ratio must return to 3.75 to 1 for at least one fiscal quarter between Elevated Leverage Ratio Periods. The calculation of all components used in the Leverage Ratio covenant are as defined in the $3.5 billion revolving credit facility. As of December 31, 2022 and 2021, we were in compliance with our Leverage Ratio covenant.

Our $3.5 billion revolving credit facility, Term Loan, senior notes and other financing arrangements also contain certain restrictions on the ability of the Company's subsidiaries to incur additional indebtedness as well as restrictions on the ability of the Company and its subsidiaries to, among other things, incur liens, engage in sale-leaseback transactions and engage in mergers and consolidations. We monitor our compliance with these restrictions, but do not believe that they significantly impact our ability to enter into investing or financing arrangements typical for our business. As of December 31, 2022 and 2021, we were in compliance with all covenants and restrictions under our financing arrangements, in addition to our Leverage Ratio covenant, that may have a material effect on our Consolidated Financial Statements.

7. Leases

Our operating lease activities primarily consist of leases for real estate, landfills (refer to Note 2 for further detail) and operating equipment. Our financing lease activities primarily consist of leases for operating equipment, railcars and landfill assets. Leases with an initial term of 12 months or less, which are not expected to be renewed beyond one year, are not recorded on the balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Most leases include one or more options to renew, with renewal terms generally ranging from one to 10 years. The exercise of lease renewal options is generally at our sole discretion. We include the renewal term in the calculation of the right-of-use asset and related lease liability when such renewals are reasonably certain of being exercised. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Certain of our lease agreements include rental payments based on usage and other lease agreements include rental payments adjusted periodically for inflation; these payments are treated as variable lease payments. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

When the implicit interest rate is not readily available for our leases, we discount future cash flows of the remaining lease payments using the current interest rate that would be paid to borrow on collateralized debt over a similar term, or incremental borrowing rate, at the commencement date.

Supplemental balance sheet information for our leases as of December 31 is as follows (in millions):

Leases	Classification	2022	2021
Assets			
Long-term:			
Operating...............	Other assets	$ 456	$ 451
Financing...............	Property and equipment, net of accumulated depreciation and depletion	328	364
Total lease assets		$ 784	$ 815
Liabilities			
Current:			
Operating...............	Accrued liabilities	$ 64	$ 64
Financing...............	Current portion of long-term debt	44	47
Long-term:			
Operating...............	Other liabilities	460	459
Financing...............	Long-term debt, less current portion	258	291
Total lease assets		$ 826	$ 861

Operating lease expense was $183 million, $155 million and $140 million during 2022, 2021 and 2020, respectively, and is included in operating and selling, general and administrative expenses in our Consolidated Statements of Operations. Financing lease expense was $55 million, $58 million and $51 million during 2022, 2021 and 2020, respectively, and is included in depreciation, depletion and amortization expense and interest expense, net in our Consolidated Statements of Operations.

Minimum contractual obligations for our leases (undiscounted) as of December 31, 2022 are as follows (in millions):

	Operating		Financing	
2023	$	78	$	52
2024		71		46
2025		59		56
2026		52		36
2027		40		28
Thereafter		414		169
Total undiscounted lease payments	$	714	$	387
Less: interest		(190)		(85)
Discounted lease liabilities	$	524	$	302

As of December 31, 2022, we entered into operating and financing leases, primarily for real estate and equipment, that have not yet commenced and therefore are not reflected in the table above, with future lease payments of $52 million and $50 million, respectively. These leases commence through 2024 and have non-cancelable lease terms up to 17 years.

Cash paid during 2022 for our operating and financing leases was $76 million and $56 million, respectively. During 2022, right-of-use assets obtained in exchange for lease obligations for our operating and financing leases were $69 million and $33 million, respectively. Cash paid during 2021 for our operating and financing leases was $70 million and $64 million, respectively. During 2021, right-of-use assets obtained in exchange for lease obligations for our operating and financing leases were $69 million and $36 million, respectively.

As of December 31, 2022, the weighted average remaining lease terms of our operating and financing leases were approximately 19 years and 11 years, respectively. The weighted average discount rates used to determine the lease liabilities as of December 31, 2022 for our operating and financing leases were approximately 3.0% and 4.0%, respectively.

8. Income Taxes

Income Tax Expense

Our income tax expense consisted of the following for the year ended December 31 (in millions):

	2022		2021		2020	
Current:						
Federal	$	456	$	436	$	114
State		130		132		91
Foreign		43		41		27
		629		609		232
Deferred:						
Federal		20		(55)		149
State		30		(22)		10
Foreign		(1)		—		6
		49		(77)		165
Income tax expense	$	678	$	532	$	397

The U.S. federal statutory income tax rate is reconciled to the effective income tax rate for the year ended December 31 as follows:

	2022	2021	2020
Income tax expense at U.S. federal statutory rate	21.00 %	21.00 %	21.00 %
State and local income taxes, net of federal income tax benefit	4.16	4.14	4.46
Federal tax credits	(2.81)	(2.69)	(3.78)
Taxing authority audit settlements and other tax adjustments	0.54	0.53	(0.17)
Tax impact of equity-based compensation transactions	(0.45)	(0.60)	(1.12)
Tax impact of impairments	0.02	(0.29)	(0.35)
Tax rate differential on foreign income	0.27	0.37	0.33
Other	0.51	0.16	0.57
Effective income tax rate	23.24 %	22.62 %	20.94 %

The comparability of our income tax expense for the reported periods has been primarily affected by (i) variations in our income before income taxes; (ii) federal tax credits; (iii) excess tax benefits associated with equity-based compensation transactions; (iv) the realization of state net operating losses and credits; (v) tax audit settlements; (vi) adjustments to our accruals and deferred taxes; (vii) the tax implications of divestitures and (viii) non-deductible transaction costs.

For financial reporting purposes, income before income taxes by source for the year ended December 31 was as follows (in millions):

	2022	2021	2020
Domestic	$ 2,779	$ 2,211	$ 1,780
Foreign	139	138	113
Income before income taxes	$ 2,918	$ 2,349	$ 1,893

Investments Qualifying for Federal Tax Credits — We have significant financial interests in entities established to invest in and manage low-income housing properties. In February 2022, we acquired an additional noncontrolling interest in a limited liability company established to invest in and manage low-income housing properties. Total consideration for this investment is expected to be $253 million, comprised of a $183 million note payable, an initial cash payment of $28 million and $42 million of interest payments expected to be paid over the life of the investment. At the time of the investment, we increased our investments in unconsolidated entities in our Consolidated Balance Sheet by $211 million, representing the principal balance of the note and the initial cash investment. We support the operations of these entities in exchange for a pro-rata share of the tax credits they generate. The low-income housing investments qualify for federal tax credits that we expect to realize through 2033 under Section 42 or Section 45D of the Internal Revenue Code. We also held a residual financial interest in an entity that owned a refined coal facility that qualified for federal tax credits under Section 45 of the Internal Revenue Code through 2019. The entity sold the majority of its assets in the first quarter of 2020, which resulted in a $7 million non-cash impairment of our investment at that time.

We account for our investments in these entities using the equity method of accounting, recognizing our share of each entity's results of operations and other reductions in the value of our investments in equity in net losses of unconsolidated entities within our Consolidated Statements of Operations. During the years ended December 31, 2022, 2021 and 2020, we recognized net losses of $65 million, $51 million and $73 million (including the $7 million impairment of the refined coal facility noted above), respectively, and a reduction in our income tax expense of $99 million, $74 million and $87 million, respectively, due to tax credits realized from these investments as well as the tax benefits from the pre-tax losses realized. In addition, during the years ended December 31, 2022, 2021 and 2020, we recognized interest expense of $14 million, $9 million and $11 million, respectively, associated with our investments in low-income housing properties. See Note 18 for additional information related to these unconsolidated variable interest entities.

Equity-Based Compensation — During 2022, 2021 and 2020, we recognized a reduction in our income tax expense of $17 million, $18 million and $27 million, respectively, for excess tax benefits related to the vesting or exercise of equity-based compensation awards.

State Net Operating Losses and Credits — During 2022, 2021 and 2020, we recognized state net operating losses and credits resulting in a reduction in our income tax expense of $8 million, $15 million and $12 million, respectively.

Tax Audit Settlements — We file income tax returns in the U.S. and Canada, as well as other state and local jurisdictions. We are currently under audit by various taxing authorities, as discussed below, and our audits are in various stages of completion. During the reported periods, we settled various tax audits which resulted in a reduction in our income tax expense of $6 million, $13 million and $10 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We participate in the IRS's Compliance Assurance Process, which means we work with the IRS throughout the year towards resolving any material issues prior to the filing of our annual tax return. Any unresolved issues as of the tax return filing date are subject to routine examination procedures. In the fourth quarter of 2022, the Company received a notice of tax due for the 2017 tax year related to a remaining disagreement with the IRS. In response to the notice, the Company made a deposit of approximately $103 million with the IRS. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. As of December 31, 2022, the IRS deposit, net of reserve for uncertain tax positions, is classified as a component of other long-term assets in the Company's Consolidated Balance Sheet.

In addition, we are in the examination phase of an IRS audit for the 2022 tax year and expect the audit to be completed within the next 18 months. We are also currently undergoing audits by various state and local jurisdictions for tax years that date back to 2014.

Adjustments to Accruals and Related Deferred Taxes — Adjustments to our accruals and related deferred taxes primarily due to the filing of our income tax returns, analysis of our deferred tax balances and uncertain tax positions, and changes in state and foreign laws resulted in an increase in our income tax expense of $1 million and $17 million for the years ended December 31, 2022 and 2021, respectively, and a reduction in our income tax expense of $3 million for the year ended December 31, 2020.

Tax Implications of Divestitures — During 2021, we recognized a pre-tax gain from the recognition of cumulative translation adjustments on the divestiture of certain non-strategic Canadian operations. This gain was not taxable, which benefited our effective income tax rate for the year ended December 31, 2021.

Non-Deductible Transaction Costs — During 2020, we recognized the detrimental tax impact of $27 million of non-deductible transaction costs related to our acquisition of Advanced Disposal. The tax rules require the capitalization of certain facilitative costs on the acquisition of stock of a company resulting in the applicable costs not being deductible for tax purposes.

Tax Legislation — The Inflation Reduction Act of 2022 ("IRA") was signed into law by President Biden on August 16, 2022 and contains a number of tax-related provisions. The provisions of the IRA related to alternative fuel tax credits secure approximately $55 million of annual pre-tax benefit (to be recorded as a reduction in our operating expense) from tax credits through 2024. Additionally, we will incur an excise tax of 1% for future common stock repurchases, which will be reflected in the cost of purchasing the underlying shares as a component of treasury stock. The IRA contains a number of additional provisions related to tax incentives for investments in renewable energy production, carbon capture, and other climate actions, as well as the overall measurement of corporate income taxes. We are in the process of evaluating the IRA and identifying all potential impacts that may be applicable.

Unremitted Earnings in Foreign Subsidiaries — In the third quarter of 2020, we modified our permanent reinvestment assertion and began providing additional income taxes for the undistributed current year earnings of our foreign subsidiaries. No additional income taxes have been provided for any remaining undistributed foreign earnings prior to 2020 not subject to the one-time, mandatory transition tax, or any additional outside basis difference, as these amounts continue to be indefinitely reinvested in foreign operations.

Deferred Tax Assets (Liabilities)

The components of net deferred tax liabilities as of December 31 are as follows (in millions):

	2022	2021
Deferred tax assets:		
Net operating loss, capital loss and tax credit carry-forwards	$ 155	$ 189
Landfill and environmental remediation liabilities	216	238
Operating lease liabilities	131	135
Miscellaneous and other reserves, net	117	113
Subtotal	619	675
Valuation allowance	(143)	(158)
Deferred tax liabilities:		
Property and equipment	(1,061)	(1,064)
Goodwill and other intangibles	(1,034)	(1,027)
Operating lease right-of-use assets	(114)	(120)
Net deferred tax liabilities	$ (1,733)	$ (1,694)

As of December 31, 2022, we had $6 million of federal net operating loss carry-forwards with expiration dates through 2026 and $2.5 billion of state net operating loss carry-forwards with expiration dates through 2042. We also had $27 million of federal capital loss carry-forwards with expiration dates through 2026, $39 million of foreign tax credit carry-forwards with expiration dates through 2032 and $8 million of state tax credit carry-forwards with expiration dates through 2038.

We have established valuation allowances for uncertainties in realizing the benefit of certain tax loss and credit carry-forwards and other deferred tax assets. While we expect to realize the deferred tax assets, net of the valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

Liabilities for Uncertain Tax Positions

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, including accrued interest, is as follows (in millions):

	2022	2021	2020
Balance as of January 1	$ 64	$ 37	$ 40
Additions based on tax positions related to the current year	5	22	5
Additions based on tax positions of prior years	—	18	—
Accrued interest	1	3	2
Settlements	—	(12)	—
Lapse of statute of limitations	(6)	(4)	(10)
Balance as of December 31	$ 64	$ 64	$ 37

These liabilities are included as a component of other long-term liabilities or as an offset to other long-term assets in our Consolidated Balance Sheets because the Company does not anticipate that settlement of the liabilities will require payment of cash within the next 12 months. As of December 31, 2022, we had $53 million of net unrecognized tax benefits that, if recognized in future periods, would impact our effective income tax rate.

We recognize interest expense related to unrecognized tax benefits in our income tax expense, which was not material for the reported periods. We did not have any material accrued liabilities or expense for penalties related to unrecognized tax benefits for the reported periods.

9. Employee Benefit Plans

Defined Contribution Plans — Waste Management sponsors a 401(k) retirement savings plan that covers employees, except those working subject to collective bargaining agreements that do not provide for coverage under the plan. U.S. employees who are not subject to such collective bargaining agreements are generally eligible to participate in the plan following a 90-day waiting period after hire and may contribute as much as 50% of their eligible annual compensation and 80% of their annual incentive plan bonus, subject to annual contribution limitations established by the IRS. Under the retirement savings plan, for non-union employees, we match 100% of employee contributions on the first 3% of their eligible annual compensation and 50% of employee contributions on the next 3% of their eligible annual compensation, resulting in a maximum match of 4.5% of eligible annual compensation. Non-union employees are automatically enrolled in the plan at a 3% contribution rate upon eligibility. Both employee and Company contributions are in cash and vest immediately. Certain U.S. employees who are subject to collective bargaining agreements may participate in the 401(k) retirement savings plan under terms specified in their collective bargaining agreement. Certain employees outside the U.S., including those in Canada, participate in defined contribution plans maintained by the Company in compliance with laws of the appropriate jurisdiction. Charges to operating and selling, general and administrative expenses for our defined contribution plans totaled $112 million, $104 million and $92 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Defined Benefit Plans (other than multiemployer defined benefit pension plans discussed below) — WM Holdings sponsors a defined benefit plan for certain employees who are subject to collective bargaining agreements that provide for participation in this plan. Further, certain of our Canadian subsidiaries sponsor defined benefit plans that are frozen to new participants. As of December 31, 2022, the combined benefit obligation of these pension plans was $117 million supported by $113 million of combined plan assets, resulting in an aggregate unfunded benefit obligation for these plans of $4 million. As of December 31, 2021, the combined benefit obligation of these pension plans was $150 million supported by $150 million of combined plan assets.

In addition, WM Holdings and certain of its subsidiaries provided post-retirement health care and other benefits to eligible retirees. In conjunction with our acquisition of WM Holdings in July 1998, we limited participation in these plans to participating retirees as of December 31, 1998. The unfunded benefit obligation for these plans was $8 million and $12 million as of December 31, 2022 and 2021, respectively.

Our accrued benefit liabilities for our defined benefit pension and other post-retirement plans are included as components of accrued liabilities and long-term other liabilities in our Consolidated Balance Sheets.

Multiemployer Defined Benefit Pension Plans — We are a participating employer in a number of trustee-managed multiemployer defined benefit pension plans ("Multiemployer Pension Plans") for employees who are covered by collective bargaining agreements. The risks of participating in these Multiemployer Pension Plans are different from single-employer plans in that (i) assets contributed to the Multiemployer Pension Plan by one employer may be used to provide benefits to employees or former employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be required to be assumed by the remaining participating employers and (iii) if we choose to stop participating in any of our Multiemployer Pension Plans, we may be required to pay those plans a withdrawal amount based on the underfunded status of the plan. The following table outlines our participation in Multiemployer Pension Plans considered to be individually significant (dollars in millions):

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Reported Status(a)		FIP/RP Status(b)(c)	Company Contributions			Expiration Date of Collective Bargaining Agreement(s)
		2022	2021		2022	2021	2020	
Automotive Industries Pension Plan.........	EIN: 94-1133245; Plan Number: 001	Critical and Declining	Critical and Declining	Implemented	$ 1	$ 1	$ 1	6/30/2025
Midwest Operating Engineers Pension Trust Fund	EIN: 36-6140097; Plan Number: 001	Not Endangered or Critical as of 3/31/2022	Not Endangered or Critical as of 3/31/2021	Implemented	2	2	2	Various dates through 9/30/2026
Suburban Teamsters of Northern Illinois Pension Plan (d)	EIN: 36-6155778; Plan Number: 001	Not Endangered or Critical	Not Endangered or Critical	Implemented	4	4	3	Various dates through 9/30/2027
Western Conference of Teamsters Pension Plan.	EIN: 91-6145047; Plan Number: 001	Not Endangered or Critical	Not Endangered or Critical	Not Applicable	37	35	33	Various dates through 6/30/2027
					$ 44	$ 42	$ 39	
Contributions to other Multiemployer Pension Plans					17	19	15	
Total contributions to Multiemployer Pension Plans (e)...........................					$ 61	$ 61	$ 54	

(a) Unless otherwise noted in the table above, the most recent Pension Protection Act zone status available in 2022 and 2021 is for the plan's year-end as of December 31, 2021 and 2020, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. As defined in the Pension Protection Act of 2006, among other factors, plans reported as critical are generally less than 65% funded and plans reported as endangered are generally less than 80% funded. Under the Multiemployer Pension Reform Act of 2014, a plan is generally in critical and declining status if it (i) is certified to be in critical status pursuant to the Pension Protection Act of 2006 and (ii) is projected to be insolvent within the next 15 years or, in certain circumstances, 20 years.

(b) The "FIP/RP Status" column indicates plans for which a Funding Improvement Plan ("FIP") or a Rehabilitation Plan ("RP") has been implemented.

(c) A Multiemployer Pension Plan that has been certified as endangered, seriously endangered or critical may begin to levy a statutory surcharge on contribution rates. Once authorized, the surcharge is at the rate of 5% for the first 12 months and 10% for any periods thereafter. Contributing employers, however, may eliminate the surcharge by entering into a collective bargaining agreement that meets the requirements of the applicable FIP or RP.

(d) Of the Multiemployer Pension Plans considered to be individually significant, the Company was listed in the Form 5500 of the Suburban Teamsters of Northern Illinois Pension Plan as providing more than 5% of the total contributions for plan years ending December 31, 2021 and 2020.

(e) Total contributions to Multiemployer Pension Plans exclude contributions related to withdrawal liabilities.

Our portion of the projected benefit obligation, plan assets and unfunded liability for the Multiemployer Pension Plans is not material to our financial position. However, the failure of participating employers to remain solvent could affect our portion of the plans' unfunded liability. Specific benefit levels provided by union pension plans are not negotiated with or known by the employer contributors.

In connection with our ongoing renegotiations of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these pension plans. Further, business events, such as the discontinuation or nonrenewal of a customer contract, the decertification of a union, or relocation, reduction or discontinuance of certain operations, which result in the decline of Company contributions to a Multiemployer Pension Plan could trigger a partial or complete withdrawal. In the event of a withdrawal, we may incur expenses associated with our obligations for unfunded vested benefits at the time of the withdrawal. Refer to Note 10 for additional information related to our obligations to Multiemployer Pension Plans.

Multiemployer Plan Benefits Other Than Pensions — During the years ended December 31, 2022, 2021 and 2020, the Company made contributions of $49 million, $51 million and $48 million, respectively, to multiemployer health and welfare plans that also provide other post-retirement employee benefits. Funding of benefit payments for plan participants are made at negotiated rates in the respective collective bargaining agreements as costs are incurred.

10. Commitments and Contingencies

Financial Instruments — We have obtained letters of credit, surety bonds and insurance policies and have established trust funds and issued financial guarantees to support tax-exempt bonds, contracts, performance of landfill final capping, closure and post-closure requirements, environmental remediation and other obligations. Letters of credit generally are supported by our $3.5 billion revolving credit facility and other credit lines established for that purpose. These facilities are discussed further in Note 6. Surety bonds and insurance policies are supported by (i) a diverse group of third-party surety and insurance companies; (ii) an entity in which we have a noncontrolling financial interest or (iii) a wholly-owned insurance captive, the sole business of which is to issue surety bonds and/or insurance policies on our behalf.

Management does not expect that any claims against or draws on these instruments would have a material adverse effect on our financial condition, results of operations or cash flows. We have not experienced any unmanageable difficulty in obtaining the required financial assurance instruments for our current operations. In an ongoing effort to mitigate risks of future cost increases and reductions in available capacity, we continue to evaluate various options to access cost-effective sources of financial assurance.

Insurance — We carry insurance coverage for protection of our assets and operations from certain risks including general liability, automobile liability, workers' compensation, real and personal property, directors' and officers' liability, pollution legal liability, cyber incident liability and other coverages we believe are customary to the industry. Our exposure to loss for insurance claims is generally limited to the per-incident deductible under the related insurance policy and any amounts that exceed our insured limits. Our exposure could increase if our insurers are unable to meet their commitments on a timely basis.

We have retained a significant portion of the risks related to our general liability, automobile liability and workers' compensation claims programs. "General liability" refers to the self-insured portion of specific third-party claims made against us that may be covered under our commercial general liability insurance policy. For our self-insured portions, the exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on an actuarial valuation or internal estimates. The accruals for these liabilities could be revised if future occurrences or loss development significantly differ from such valuations and estimates. We use a wholly-owned insurance captive to insure the deductibles for our general liability, automobile liability and workers' compensation claims programs. Our receivable balance associated with insurance claims was $142 million and $155 million as of December 31, 2022 and 2021 respectively. The changes to our insurance reserves for the year ended December 31 are summarized below (in millions):

	2022(a)	2021
Balance as of January 1	$ 734	$ 664
Self-insurance expense	242	240
Cash paid and other	(247)	(170)
Balance as of December 31	$ 729	$ 734
Current portion as of December 31	$ 189	$ 191
Long-term portion as of December 31	$ 540	$ 543

(a) Based on current estimates, we anticipate that most of our insurance reserves will be settled in cash over the next six years.

We do not expect the impact of any known casualty, property, environmental or other contingency to have a material impact on our financial condition, results of operations or cash flows.

Unconditional Purchase Obligations — Our unconditional purchase obligations are generally established in the ordinary course of our business and are structured in a manner that provides us with access to important resources at competitive, market-driven rates and consist primarily of the following:

- *Disposal* — We have several agreements expiring at various dates through 2052 that require us to dispose of a minimum number of tons at third-party disposal facilities. Under these put-or-pay agreements, we are required to pay for the agreed upon minimum volumes regardless of the actual number of tons placed at the facilities. We generally fulfill our minimum contractual obligations by disposing of volumes collected in the ordinary course of business at these disposal facilities.

- *Other* — We are party to certain multi-year service agreements expiring at various dates through 2030 requiring minimum annual payments.

As of December 31, 2022, our estimated minimum obligations associated with unconditional purchase obligations, which are not recognized in our Consolidated Balance Sheets, were $192 million in 2023, $158 million in 2024, $114 million in 2025, $101 million in 2026, $34 million in 2027 and $369 million thereafter. We may also establish unconditional purchase obligations in conjunction with acquisitions or divestitures. Our future minimum obligations under these outstanding purchase agreements are generally quantity driven and, as a result, our associated financial obligations are not fixed as of December 31, 2022. For contracts that require us to purchase minimum quantities of goods or services, we have estimated our future minimum obligations based on the current market values of the underlying products or services or contractually stated amounts. We currently expect the products and services provided by these agreements to continue to meet the needs of our ongoing operations. Therefore, we do not expect these established arrangements to materially impact our future financial position, results of operations or cash flows.

Other Commitments

- *Royalties* — We have various arrangements that require us to make royalty payments to third parties including prior land owners, lessors or host communities where our operations are located. Our obligations generally are based on per ton rates for waste actually received at our transfer stations or landfills. Royalty agreements that are non-cancelable and require fixed or minimum payments are included in our financing leases and other debt obligations in our Consolidated Balance Sheets as disclosed in Note 6.

Guarantees — We have entered into the following guarantee agreements associated with our operations:

- As of December 31, 2022, WM Holdings has fully and unconditionally guaranteed all of WMI's senior indebtedness, including its senior notes which mature through 2050, $3.5 billion revolving credit facility, Term

Loan and certain letter of credit lines. WMI has fully and unconditionally guaranteed the senior indebtedness of WM Holdings, which matures in 2026. Performance under these guarantee agreements would be required if either party defaulted on their respective obligations. No additional liabilities have been recorded for these intercompany guarantees because all of the underlying obligations are reflected in our Consolidated Balance Sheets.

- WMI and WM Holdings have guaranteed subsidiary debt obligations, including tax-exempt bonds, financing leases and other indebtedness. If a subsidiary fails to meet its obligations associated with its debt agreements as they come due, WMI or WM Holdings will be required to perform under the related guarantee agreement. No additional liabilities have been recorded for these intercompany guarantees because all of the underlying obligations are reflected in our Consolidated Balance Sheets. See Note 6 for information related to the balances and maturities of these debt obligations.

- Certain of our subsidiaries have guaranteed the market or contractually-determined value of certain homeowners' properties that are adjacent to or near certain of our landfills. These guarantee agreements extend over the life of the respective landfill. Under these agreements, we would be responsible for the difference, if any, between the sale value and the guaranteed market or contractually-determined value of the homeowners' properties. As of December 31, 2022, we have agreements guaranteeing certain market value losses for certain properties adjacent to or near 17 of our landfills. Any liability associated with the triggering of the home value guarantee has been reflected in our Consolidated Balance Sheets. We do not believe that the remaining contingent obligations will have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

- We have indemnified the purchasers of businesses or divested assets for the occurrence of specified events under certain of our divestiture agreements. Other than certain identified items that are currently recorded as obligations, we do not believe that it is possible to determine the contingent obligations associated with these indemnities. Additionally, under certain of our acquisition agreements, we have provided for additional consideration to be paid to the sellers if established financial targets or other market conditions are achieved post-closing and we have recognized liabilities for these contingent obligations based on an estimate of the fair value of these contingencies at the time of acquisition. We do not currently believe that contingent obligations to provide indemnification or pay additional post-closing consideration in connection with our divestitures or acquisitions will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

- WMI and WM Holdings guarantee the service, lease, financial and general operating obligations of certain of their subsidiaries. If such a subsidiary fails to meet its contractual obligations as they come due, the guarantor has an unconditional obligation to perform on its behalf. No additional liability has been recorded for service, financial or general operating guarantees because the subsidiaries' obligations are properly accounted for as costs of operations as services are provided or general operating obligations as incurred. No additional liability has been recorded for the lease guarantees because the subsidiaries' obligations are properly accounted for as operating or financing leases, as appropriate.

Environmental Matters — A significant portion of our operating costs and capital expenditures could be characterized as costs of environmental protection. The nature of our operations, particularly with respect to the construction, operation and maintenance of our landfills, subjects us to an array of laws and regulations relating to the protection of the environment. Under current laws and regulations, we may have liabilities for environmental damage caused by our operations, or for damage caused by conditions that existed before we acquired a site. In addition to remediation activity required by state or local authorities, such liabilities include PRP investigations. The costs associated with these liabilities can include settlements, certain legal and consultant fees, as well as incremental internal and external costs directly associated with site investigation and clean-up.

As of December 31, 2022, we have been notified by the government that we are a PRP in connection with 73 locations listed on the Environmental Protection Agency's ("EPA's") Superfund National Priorities List ("NPL"). Of the 73 sites at which claims have been made against us, 14 are sites we own. Each of the NPL sites we own was initially developed by others as a landfill disposal facility. At each of these facilities, we are working in conjunction with the government to characterize or remediate identified site problems, and we have either agreed with other legally liable parties on an arrangement for sharing the costs of remediation or are working toward a cost-sharing agreement. We generally expect to receive any amounts due from other participating parties at or near the time that we make the remedial expenditures. The other 59 NPL sites, which we do not own, are at various procedural stages under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, known as CERCLA or Superfund.

The majority of proceedings involving NPL sites that we do not own are based on allegations that certain of our subsidiaries (or their predecessors) transported hazardous substances to the sites, often prior to our acquisition of these subsidiaries. CERCLA generally provides for liability for those parties owning, operating, transporting to or disposing at the sites. Proceedings arising under Superfund typically involve numerous waste generators and other waste transportation and disposal companies and seek to allocate or recover costs associated with site investigation and remediation, which costs could be substantial and could have a material adverse effect on our consolidated financial statements. At some of the sites at which we have been identified as a PRP, our liability is well defined as a consequence of a governmental decision and an agreement among liable parties as to the share each will pay for implementing that remedy. At other sites, where no remedy has been selected or the liable parties have been unable to agree on an appropriate allocation, our future costs are uncertain.

On October 11, 2017, the EPA issued its Record of Decision ("ROD") with respect to the previously proposed remediation plan for the San Jacinto River Waste Pits Site in Harris County, Texas. McGinnes Industrial Maintenance Corporation ("MIMC"), a subsidiary of Waste Management of Texas, Inc., operated some of the waste pits from 1965 to 1966 and has been named as a site PRP. In 1998, WMI acquired the stock of the parent entity of MIMC. MIMC has been working with the EPA and other named PRPs as the process of addressing the site proceeds. On April 9, 2018, MIMC and International Paper Company entered into an Administrative Order on Consent agreement with the EPA to develop a remedial design for the EPA's proposed remedy for the site, and we recorded a liability for MIMC's estimated potential share of the EPA's proposed remedy and related costs, although allocation of responsibility among the PRPs for the proposed remedy has not been established. MIMC and International Paper Company have continued to work on a remedial design to support the EPA's proposed remedy; however, design investigations indicate that fundamental changes are required to the proposed remedy and MIMC maintains its prior position that the remedy set forth in the ROD is not the best solution to protect the environment and public health. Due to further increases in the estimated cost of the remedy set forth in the ROD, we recorded an additional liability of $17 million as of March 31, 2022 for MIMC's estimated potential share of such costs. As of December 31, 2022 and 2021, the recorded liability for MIMC's estimated potential share of the EPA's proposed remedy was $68 million and $53 million, respectively. MIMC's ultimate liability could be materially different from current estimates and MIMC will continue to engage the EPA regarding its proposed remedy.

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings, or such proceedings are known to be contemplated, unless we reasonably believe that the matter will result in no monetary sanctions, or in monetary sanctions, exclusive of interest and costs, below a stated threshold. In accordance with this SEC regulation, the Company uses a threshold of $1 million for purposes of determining whether disclosure of any such environmental proceedings is required. As of the date of this filing, we are not aware of any matters that are required to be disclosed pursuant to this standard.

From time to time, we are also named as defendants in personal injury and property damage lawsuits, including purported class actions, on the basis of having owned, operated or transported waste to a disposal facility that is alleged to have contaminated the environment or, in certain cases, on the basis of having conducted environmental remediation activities at sites. Some of the lawsuits may seek to have us pay the costs of monitoring of allegedly affected sites and health care examinations of allegedly affected persons for a substantial period of time even where no actual damage is proven. While we believe we have meritorious defenses to these lawsuits, the ultimate resolution is often substantially uncertain due to the difficulty of determining the cause, extent and impact of alleged contamination (which may have occurred over a long period of time), the potential for successive groups of complainants to emerge, the diversity of the individual plaintiffs' circumstances, and the potential contribution or indemnification obligations of co-defendants or other third parties, among other factors. Additionally, we often enter into agreements with landowners imposing obligations on us to meet certain regulatory or contractual conditions upon site closure or upon termination of the agreements. Compliance with these agreements inherently involves subjective determinations and may result in disputes, including litigation.

Litigation — We are subject to various proceedings, lawsuits, disputes and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions that have been filed against us, and that may be filed against us in the future, include personal injury, property damage, commercial, customer, and employment-related claims, including purported state and national class action lawsuits related to: alleged environmental contamination, including releases of hazardous material and odors; sales and marketing practices, customer service agreements and prices and fees; and federal and state wage and hour and other laws. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. These actions are in various procedural stages, and some are covered, in part, by insurance. We currently do not believe that the eventual outcome of any such actions will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

In June 2022, we and certain of our officers were named as defendants in a complaint alleging violation of the federal securities laws and seeking certification as a class action in the U.S. District Court for the Southern District of New York. A lead plaintiff has been appointed and an amended complaint was filed in January 2023. The amended complaint seeks damages on behalf of a putative class of persons who purchased our SMR Notes (as defined and discussed in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations — Loss on Early Extinguishment of Debt, Net*), asserting claims under the Securities Exchange Act based on alleged misrepresentations and omissions concerning the time for completion of our acquisition of Advanced Disposal. We will vigorously defend against this pending suit. We believe any potential recovery by the plaintiffs, in excess of applicable deductibles, will be covered by insurance, and we do not believe that the eventual outcome of this suit will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

WMI's charter and bylaws provide that WMI shall indemnify against all liabilities and expenses, and upon request shall advance expenses to any person, who is subject to a pending or threatened proceeding because such person is or was a director or officer of the Company. Such indemnification is required to the maximum extent permitted under Delaware law. Accordingly, the director or officer must execute an undertaking to reimburse the Company for any fees advanced if it is later determined that the director or officer was not permitted to have such fees advanced under Delaware law. Additionally, the Company has direct contractual obligations to provide indemnification to each of the members of WMI's Board of Directors and each of WMI's executive officers. The Company may incur substantial expenses in connection with the fulfillment of its advancement of costs and indemnification obligations in connection with actions or proceedings that may be brought against its former or current officers, directors and employees.

Multiemployer Defined Benefit Pension Plans — About 20% of our workforce is covered by collective bargaining agreements with various local unions across the U.S. and Canada. As a result of some of these agreements, certain of our subsidiaries are participating employers in a number of Multiemployer Pension Plans for the covered employees. Refer to Note 9 for additional information about our participation in Multiemployer Pension Plans considered individually significant. In connection with our ongoing renegotiation of various collective bargaining agreements, we may discuss and negotiate for the complete or partial withdrawal from one or more of these Multiemployer Pension Plans. A complete or partial withdrawal from a Multiemployer Pension Plan may also occur if employees covered by a collective bargaining agreement vote to decertify a union from continuing to represent them. Any other circumstance resulting in a decline in Company contributions to a Multiemployer Pension Plan through a reduction in the labor force, whether through attrition over time or through a business event (such as the discontinuation or nonrenewal of a customer contract, the decertification of a union, or relocation, reduction or discontinuance of certain operations) may also trigger a complete or partial withdrawal from one or more of these pension plans.

We do not believe that any future liability relating to our past or current participation in, or withdrawals from, the Multiemployer Pension Plans to which we contribute will have a material adverse effect on our business, financial condition or liquidity. However, liability for future withdrawals could have a material adverse effect on our results of operations or cash flows for a particular reporting period, depending on the number of employees withdrawn and the financial condition of the Multiemployer Pension Plan(s) at the time of such withdrawal(s).

Tax Matters — We maintain a liability for uncertain tax positions, the balance of which management believes is adequate. Results of audit assessments by taxing authorities are not currently expected to have a material adverse effect on our financial condition, results of operations or cash flows. We participate in the IRS's Compliance Assurance Process, which means we work with the IRS throughout the year towards resolving any material issues prior to the filing of our annual tax return. Any unresolved issues as of the tax return filing date are subject to routine examination procedures. In the fourth quarter of 2022, the Company received a notice of tax due for the 2017 tax year related to a remaining disagreement with the IRS. In response to the notice, the Company made a deposit of approximately $103 million with the IRS. The Company expects to seek a refund of the entire amount deposited with the IRS and litigate any denial of the claim for refund. As of December 31, 2022, the IRS deposit, net of reserve for uncertain tax positions, is classified as a component of other long-term assets in the Company's Consolidated Balance Sheet.

11. Asset Impairments and Unusual Items

(Gain) Loss from Divestitures, Asset Impairments and Unusual Items, Net

The following table summarizes the major components of (gain) loss from divestitures, asset impairments and unusual items, net for the year ended December 31 (in millions):

	2022	2021	2020
Gain from divestitures, net	$ (5)	$ (44)	$ (33)
Asset impairments	50	8	68
Other	17	20	—
	$ 62	$ (16)	$ 35

For the year ended December 31, 2022, we recognized $62 million of net charges consisting of (i) $50 million of asset impairment charges primarily related to management's decision to close two landfills within our East Tier segment and (ii) a $17 million charge pertaining to reserves for loss contingencies in our Corporate and Other segment to adjust an indirect wholly-owned subsidiary's estimated potential share of the liability for a proposed environmental remediation plan at a closed site, as discussed in Note 10. These losses were partially offset by a $5 million gain from the divestiture of a solid waste business in our West Tier segment.

For the year ended December 31, 2021, we recognized net gains of $16 million primarily consisting of (i) a $35 million pre-tax gain from the recognition of cumulative translation adjustments on the divestiture of certain non-strategic Canadian operations in our East Tier segment and (ii) an $8 million gain from divestitures of certain ancillary operations in our Other segment. These gains were partially offset by (i) a $20 million charge pertaining to reserves for loss contingencies in our Corporate and Other segment and (ii) $8 million of asset impairment charges primarily related to our WM Renewable Energy business within our Other segment.

For the year ended December 31, 2020, we recognized $35 million of net charges primarily related to (i) a $33 million net gain associated with net asset divestitures executed to address requirements of the U.S. Department of Justice in connection with our acquisition of Advanced Disposal, primarily within our West Tier segment; (ii) $41 million of non-cash impairment charges primarily related to two landfills and an oil field waste injection facility in our West Tier segment; (iii) a $20 million non-cash impairment charge in our East Tier segment due to management's decision to close a landfill once its constructed airspace is filled and abandon any remaining permitted airspace and (iv) $7 million of net charges primarily related to non-cash impairments of certain assets within our WM Renewable Energy business in our Other segment.

See Note 2 for additional information related to the accounting policy and analysis involved in identifying and calculating impairments. See Note 19 for additional information related to the impact of impairments on the results of operations of our reportable segments.

Equity in Net Losses of Unconsolidated Entities

For the year ended December 31, 2020, we recorded a non-cash impairment charge of $7 million related to an investment in a refined coal facility which is discussed further in Note 8. The fair value of our investment was not readily determinable; thus, we determined the fair value using management assumptions pertaining to investment value (Level 3 inputs). The remaining losses for the years ended December 31, 2022, 2021 and 2020 were primarily related to our noncontrolling interests in entities established to invest in and manage low-income housing properties. Refer to Notes 8 and 18 for additional information related to these investments.

12. Accumulated Other Comprehensive Income (Loss)

The changes in the balances of each component of accumulated other comprehensive income (loss), net of tax, which is included as a component of WMI stockholders' equity, are as follows (in millions, with amounts in parentheses representing decreases to accumulated other comprehensive income):

	Derivative Instruments	Available-for-Sale Securities	Foreign Currency Translation Adjustments(a)	Post-Retirement Benefit Obligations	Total
Balance, December 31, 2019	$ (24)	$ 38	$ (21)	$ (1)	$ (8)
Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $2, $4, $0 and $1, respectively	7	12	20	2	41
Amounts reclassified from accumulated other comprehensive (income) loss, net of tax (expense) benefit of $2, $0, $0 and $(1), respectively	8	(1)	—	(1)	6
Net current period other comprehensive income (loss)	15	11	20	1	47
Balance, December 31, 2020	$ (9)	$ 49	$ (1)	$ —	$ 39
Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $0, $(2), $0 and $2, respectively	—	(6)	7	5	6
Amounts reclassified from accumulated other comprehensive (income) loss, net of tax (expense) benefit of $3, $0, $0 and $0, respectively	9	—	(35)	(2)	(28)
Net current period other comprehensive income (loss)	9	(6)	(28)	3	(22)
Balance, December 31, 2021	$ —	$ 43	$ (29)	$ 3	$ 17
Other comprehensive income (loss) before reclassifications, net of tax expense (benefit) of $0, $(8), $0 and $0, respectively	—	(24)	(65)	1	(88)
Amounts reclassified from accumulated other comprehensive (income) loss, net of tax (expense) benefit of $1, $0, $0 and $0, respectively	3	—	—	(1)	2
Net current period other comprehensive income (loss)	3	(24)	(65)	—	(86)
Balance, December 31, 2022	$ 3	$ 19	$ (94)	$ 3	$ (69)

(a) As a result of the divestiture of certain non-strategic Canadian operations in the third quarter of 2021, we reclassified $35 million of cumulative foreign currency translation adjustments from accumulated other comprehensive income to (gain) loss from divestitures, asset impairments and unusual items, net within our Consolidated Statement of Operations.

13. Capital Stock, Dividends and Common Stock Repurchase Program

Capital Stock

We have 1.5 billion shares of authorized common stock with a par value of $0.01 per common share. As of December 31, 2022, we had 407.9 million shares of common stock issued and outstanding. The Board of Directors is authorized to issue preferred stock in series, and with respect to each series, to fix its designation, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including dividends and liquidation) and limitations. We have 10 million shares of authorized preferred stock, $0.01 par value, none of which is currently outstanding.

Dividends

Our quarterly dividends have been declared by our Board of Directors. Cash dividends declared and paid were $1,077 million in 2022, or $2.60 per common share, $970 million in 2021, or $2.30 per common share, and $927 million in 2020, or $2.18 per common share.

In December 2022, we announced that our Board of Directors expects to increase the quarterly dividend from $0.65 to $0.70 per share for dividends declared in 2023. However, all future dividend declarations are at the discretion of our Board of Directors and depend on various factors, including our net earnings, financial condition, cash required for future business plans, growth and acquisitions and other factors the Board of Directors may deem relevant.

Common Stock Repurchase Program

The Company repurchases shares of its common stock as part of capital allocation programs authorized by our Board of Directors. Share repurchases during the reported periods were completed through accelerated share repurchase ("ASR") agreements and, to a lesser extent, open market transactions. The terms of these ASR agreements required that we deliver cash at the beginning of each ASR repurchase period. In exchange, we received a portion of the total shares expected to be repurchased based on the then-current market price of our common stock. The remaining shares repurchased over the course of each repurchase period are delivered to us once the repurchase period is complete. In the table below, shares repurchased are measured and reported based on the period shares are delivered to us, which can differ from the period cash is delivered to a repurchase agent for the value of such shares. The following is a summary of our share repurchases under our common stock repurchase program for the year ended December 31:

	2022(a)	2021(b)	2020(c)
Shares repurchased (in thousands)	9,796	8,731	3,687
Weighted average price per share	$ 160.26	$ 146.61	$ 108.92
Total repurchases (in millions)	$ 1,570	$ 1,280	$ 402

(a) We executed and completed four ASR agreements during 2022 to repurchase $1.417 billion of our common stock and received 8.8 million shares in connection with these ASR agreements. We also repurchased an additional 0.6 million shares of our common stock in open market transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934 ("Exchange Act") for $83 million, inclusive of per-share commissions. Shares repurchased in 2022 include 0.4 million shares of our common stock for $70 million pursuant to our December 2021 ASR agreement that completed in January 2022.

(b) We executed and completed three ASR agreements during 2021 to repurchase $1.0 billion of our common stock and received 7.0 million shares in connection with these ASR agreements. Additionally, in December 2021, we executed an ASR agreement to repurchase $350 million of our common stock. At the beginning of the repurchase period, we delivered $350 million in cash and received 1.7 million shares based on a stock price of $160.67. The ASR agreement completed in January 2022, at which time we received 0.4 million additional shares based on a final weighted average price of $160.33.

(c) During 2020, we executed and completed an ASR agreement to repurchase $313 million of our common stock and received 2.8 million shares in connection with this ASR agreement. We also repurchased an additional 0.9 million shares of our common stock in open market transactions in compliance with Rule 10b5-1 and Rule 10b-18 of the Exchange Act for $89 million, inclusive of per-share commissions.

We announced in December 2022 that the Board of Directors has authorized up to $1.5 billion in future share repurchases. This new authorization replaces our prior $1.5 billion authorization that was fully utilized in 2022. Any future share repurchases will be made at the discretion of management and will depend on factors similar to those considered by the Board of Directors in making dividend declarations, including our net earnings, financial condition and cash required for future business plans, growth and acquisitions.

14. Equity-Based Compensation

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan ("ESPP") under which employees that have been employed for at least 30 days may purchase shares of our common stock at a discount. The plan provides for two offering periods for purchases: January through June and July through December. At the end of each offering period, enrolled employees purchase shares of our common stock at a price equal to 85% of the lesser of the market value of the stock on the first and last day of such offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to have up to 10% of their base pay deducted during the offering period. The total number of shares issued under the plan for the offering periods in 2022, 2021 and 2020 was approximately 455,000, 513,000 and 570,000, respectively. After the January 2023 issuance of shares associated with the July to December 2022 offering period, 2.3 million shares remain available for issuance under the ESPP.

As a result of our ESPP, annual compensation expense increased by $13 million, or $10 million net of tax expense, for 2022, $12 million, or $9 million net of tax expense, for 2021 and $13 million, or $10 million net of tax expense, for 2020.

Employee Stock Incentive Plans

In May 2014, our stockholders approved our 2014 Stock Incentive Plan (the "2014 Plan") to replace our 2009 Stock Incentive Plan (the "2009 Plan"). The 2014 Plan authorized 23.8 million shares of our common stock for issuance pursuant to the 2014 Plan, plus the approximately 1.1 million shares that then remained available for issuance under the 2009 Plan, and any shares subject to outstanding awards under both incentive plans that are subsequently cancelled, forfeited, terminate, expire or lapse. In May 2020, the Company's Board of Directors amended the 2014 Plan to provide that the number of future shares surrendered in payment of the exercise or purchase price of an award, and the number of future shares used to satisfy the withholding obligations, shall no longer be credited back to the total number of shares available for issuance under the 2014 Plan. As of December 31, 2022, approximately 16.1 million shares were available for future grants under the 2014 Plan. All of our equity-based compensation awards described herein have been made pursuant to either our 2009 Plan or our 2014 Plan, collectively referred to as the "Incentive Plans." We currently utilize treasury shares to meet the needs of our equity-based compensation programs.

Pursuant to the Incentive Plans, we have the ability to issue stock options, stock appreciation rights and stock awards, including restricted stock, restricted stock units ("RSUs") and performance share units ("PSUs"). The terms and conditions of equity awards granted under the Incentive Plans are determined by the Management Development and Compensation Committee of our Board of Directors.

The 2022 annual incentive plan awards granted to the Company's senior leadership team, which generally includes the Company's executive officers, included a combination of PSUs and stock options. Additionally, several members of the Company's senior leadership team received a grant of RSUs in 2022 in special recognition of leadership and contributions critical to the acquisition of Advanced Disposal and the subsequent integration and synergy generation. Awards granted to other eligible employees under the 2014 Plan included a combination of PSUs, RSUs and stock options in 2022. The Company also periodically grants RSUs to employees working on key initiatives, in connection with new hires and promotions and to field-based managers.

Restricted Stock Units — A summary of our RSUs is presented in the table below (units in thousands):

	Units		Weighted Average Per Share Fair Value
Unvested as of January 1, 2022	343	$	114.28
Granted	162	$	147.74
Vested	(107)	$	100.11
Forfeited	(33)	$	136.43
Unvested as of December 31, 2022	365	$	131.26

The total fair market value of RSUs that vested during the years ended December 31, 2022, 2021 and 2020 was $15 million, $12 million and $14 million, respectively. During the year ended December 31, 2022, we issued approximately 77,000 shares of common stock for these vested RSUs, net of approximately 30,000 units deferred or used for payment of associated taxes.

RSUs may not be voted or sold by award recipients until time-based vesting restrictions have lapsed. RSUs primarily provide for three-year cliff vesting and include dividend equivalents accumulated during the vesting period. Unvested units are subject to forfeiture in the event of voluntary or for-cause termination. RSUs are generally subject to pro-rata vesting upon an employee's involuntary termination other than for cause and generally payout at the end of the three-year vesting period and become immediately vested in the event of an employee's death or disability.

Compensation expense associated with RSUs is measured based on the grant-date fair value of our common stock and is recognized on a straight-line basis over the required employment period. Beginning in 2021, the terms of the award agreements for new grants of RSUs were updated to provide for accelerated vesting following retirement as if the employee had remained employed until the end of the vesting period. Accordingly, compensation expense for RSUs granted to retirement eligible employees is recognized over the longer of (i) the period between grant date and the date that the recipient becomes retirement-eligible or (ii) the defined service requirement of the award. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of expected forfeitures.

Performance Share Units — Two types of PSUs are currently outstanding: (i) PSUs for which payout is dependent on total shareholder return relative to the S&P 500 Index ("TSR PSUs") and (ii) PSUs for which payout is dependent on the Company's performance against pre-established adjusted cash flow metrics ("Cash Flow PSUs"). Both types of PSUs are payable in shares of common stock after the end of a three-year performance period, when the Company's financial performance for the entire performance period is reported, typically in the first half of the first quarter of the succeeding year. At the end of the performance period, the number of shares awarded can range from 0% to 200% of the targeted amount, depending on the performance against the pre-established targets. A summary of our PSUs, at 100% of the targeted amount, is presented in the table below (units in thousands):

	Units		Weighted Average Per Share Fair Value
Unvested as of January 1, 2022	968	$	129.60
Granted	290	$	168.49
Vested	(346)	$	116.26
Forfeited	(48)	$	147.79
Unvested as of December 31, 2022	864	$	147.00

The determination of achievement of performance results and corresponding vesting of PSUs for the three-year performance period ended December 31, 2022 was performed by the Management Development and Compensation Committee of our Board of Directors in January 2023. Accordingly, vesting information for such awards is not included in the table above as of December 31, 2022. The "vested" PSUs are for the three-year performance period ended December 31, 2021, as achievement of performance results and corresponding vesting was determined in February 2022. The performance of the Company's common stock for purposes of the TSR PSUs exceeded target performance criteria, and the Company's financial results, as measured for purposes of the Cash Flow PSUs, exceeded the maximum performance criteria. Accordingly, recipients of the PSU awards received a payout of 167.78% of the vested TSR PSUs and 200% of the vested Cash Flow PSUs. In February 2022, approximately 637,000 PSUs vested and we issued approximately 420,000 shares of common stock for these vested PSUs, net of units deferred or used for payment of associated taxes. The shares of common stock that were issued or deferred during the years ended December 31, 2022, 2021 and 2020 for prior PSU award grants had a fair market value of $91 million, $74 million and $89 million, respectively.

PSUs have no voting rights. PSUs receive dividend equivalents that are paid out in cash based on the number of shares that vest at the end of the awards' performance period. Subject to attainment of the performance metrics described above, PSUs are payable to an employee (or his beneficiary) upon death or disability as if that employee had remained employed until the end of the performance period. PSUs are generally subject to pro-rata vesting upon an employee's involuntary termination other than for cause and are subject to forfeiture in the event of voluntary or for-cause termination. The terms of the award agreements for outstanding PSUs provide for continued vesting following retirement as if the employee had remained employed until the end of the performance period, and compensation expense for PSUs granted to retirement-eligible employees is accelerated over the period that the recipient becomes retirement-eligible plus a defined service requirement.

Compensation expense associated with our Cash Flow PSUs is based on the grant-date fair value of our common stock. Compensation expense is recognized ratably over the performance period based on our estimated achievement of the established performance criteria. Compensation expense is only recognized for those awards that we expect to vest, which we estimate based upon an assessment of both the probability that the performance criteria will be achieved and expected forfeitures. The grant-date fair value of our TSR PSUs is based on a Monte Carlo valuation and compensation expense is recognized on a straight-line basis over the vesting period. Compensation expense is recognized for all TSR PSUs whether or not the market conditions are achieved less expected forfeitures.

Deferred Units — Certain employees can elect to defer some or all of the vested RSU or PSU awards until a specified date or dates they choose. Deferred units are not invested, nor do they earn interest, but deferred amounts do receive dividend equivalents paid in cash during deferral at the same time and at the same rate as dividends on the Company's common stock. Deferred amounts are paid out in shares of common stock at the end of the deferral period. As of December 31, 2022, we had approximately 179,000 vested deferred units outstanding.

Stock Options — Stock options granted prior to 2021 vest in 25% increments on the first two anniversaries of the date of grant with the remaining 50% vesting on the third anniversary. Beginning in 2021, stock options granted vest ratably in three annual increments, beginning on the first anniversary of the date of grant. The exercise price of the options is the average of the high and low market value of our common stock on the date of grant, and the options have a term of 10 years. A summary of our stock options is presented in the table below (options in thousands):

	Options		Weighted Average Per Share Exercise Price
Outstanding as of January 1, 2022	3,206	$	92.53
Granted	477	$	145.67
Exercised (a)	(675)	$	88.54
Forfeited or expired	(85)	$	124.31
Outstanding as of December 31, 2022 (b)	2,923	$	101.22
Exercisable as of December 31, 2022 (c)	1,762	$	83.34

(a) Includes approximately 141,000 stock options exercised pursuant to Rule 10b5-1 trading plans that provided for net share settlement, resulting in the Company withholding approximately 112,000 shares of our common stock to cover the associated stock option exercise price and taxes.

(b) Stock options outstanding as of December 31, 2022 have a weighted average remaining contractual term of 6.2 years and an aggregate intrinsic value of $163 million based on the market value of our common stock on December 31, 2022.

(c) Stock options exercisable as of December 31, 2022 have an aggregate intrinsic value of $130 million based on the market value of our common stock on December 31, 2022.

During 2022, 2021 and 2020, we received cash proceeds of $44 million, $66 million and $63 million, respectively, from the exercise of 675,000, 962,000 and 1,039,000 of employee stock options. The aggregate intrinsic value of stock options exercised during 2022, 2021 and 2020 was $51 million, $66 million and $58 million, respectively.

Stock options exercisable as of December 31, 2022 were as follows (options in thousands):

Range of Exercise Prices	Options		Weighted Average Per Share Exercise Price	Weighted Average Remaining Years
$36.88-$50.00	166	$	40.31	1.0
$50.01-$70.00	355	$	55.53	2.7
$70.01-$100.00	888	$	87.95	5.3
$100.01-$145.67	353	$	119.87	7.6
$36.88-$145.67	1,762	$	83.34	5.0

All unvested stock options shall become exercisable upon the award recipient's death or disability. In the event of a recipient's retirement, stock options shall continue to vest pursuant to the original schedule set forth in the award agreement. If the recipient is terminated by the Company without cause or voluntarily resigns, the recipient shall be entitled to exercise all stock options outstanding and exercisable within a specified time frame after such termination. All outstanding stock options, whether exercisable or not, are forfeited upon termination for cause.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. The weighted average grant-date fair value of stock options granted during the years ended December 31, 2022, 2021 and 2020 was $26.44, $17.25 and $15.82, respectively. The fair value of stock options at the date of grant is amortized to expense over the vesting period less expected forfeitures, except for stock options granted to retirement-eligible employees, for which expense is accelerated over the period that the recipient becomes retirement-eligible. The following table presents the weighted average assumptions used to value employee stock options granted during the year ended December 31 under the Black-Scholes valuation model:

	2022	2021	2020
Expected option life	4.7 years	4.7 years	4.6 years
Expected volatility	23.4 %	23.2 %	16.6 %
Expected dividend yield	1.8 %	2.1 %	1.7 %
Risk-free interest rate	1.6 %	0.6 %	1.4 %

The Company bases its expected option life on the expected exercise and termination behavior of its optionees and an appropriate model of the Company's future stock price. The expected volatility assumption is derived from the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options, combined with other relevant factors including implied volatility in market-traded options on the Company's stock. The expected dividend yield is the annual rate of dividends per share over the exercise price of the option as of the grant date.

For the years ended December 31, 2022, 2021 and 2020, we recognized $71 million, $94 million and $79 million, respectively, of compensation expense associated with RSU, PSU and stock option awards as a component of selling, general and administrative expenses in our Consolidated Statements of Operations. Our income tax expense for the years ended December 31, 2022, 2021 and 2020 includes related income tax benefits of $14 million, $18 million and $15 million, respectively. We have not capitalized any equity-based compensation costs during the reported periods.

As of December 31, 2022, we estimate that $45 million of currently unrecognized compensation expense will be recognized over a weighted average period of 1.5 years for our unvested RSU, PSU and stock option awards issued and outstanding.

Non-Employee Director Plan

Our non-employee directors currently receive annual grants of shares of our common stock, generally payable in two equal installments, under the 2014 Plan described above.

15. Earnings Per Share

Basic and diluted earnings per share were computed using the following common share data for the year ended December 31 (shares in millions):

	2022	2021	2020
Number of common shares outstanding at end of period	407.9	416.1	422.8
Effect of using weighted average common shares outstanding	4.9	4.3	0.2
Weighted average basic common shares outstanding	412.8	420.4	423.0
Dilutive effect of equity-based compensation awards and other contingently issuable shares	2.2	2.5	2.1
Weighted average diluted common shares outstanding	415.0	422.9	425.1
Potentially issuable shares	5.2	5.7	6.1
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	1.1	0.6	1.6

Refer to the Consolidated Statements of Operations for net income attributable to Waste Management, Inc.

16. Fair Value Measurements

Assets and Liabilities Accounted for at Fair Value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. Our assets and liabilities that are measured at fair value on a recurring basis include the following as of December 31 (in millions):

	2022	2021
Quoted prices in active markets (Level 1):		
Cash equivalents and money market funds	$ 240	$ 38
Equity securities	37	25
Significant other observable inputs (Level 2):		
Available-for-sale securities	360	395
Significant unobservable inputs (Level 3):		
Redeemable preferred stock	56	49
Total Assets	$ 693	$ 507

See Note 11 for information related to our nonrecurring fair value measurements and the impact of impairments. See Note 17 for information related to the nonrecurring fair value measurement of assets and liabilities acquired in connection with our acquisitions.

Cash Equivalents and Money Market Funds

Cash equivalents primarily include short-term interest-bearing instruments with maturities of three months or less. We invest portions of our restricted trust funds in money market funds and we measure the fair value of these investments using quoted prices in active markets for identical assets. The fair value of our cash equivalents and money market funds approximates our cost basis in these instruments.

Equity Securities

We invest portions of our restricted trust funds in equity securities and we measure the fair value of these securities using quoted prices in active markets for identical assets. Any changes in fair value of these securities related to unrealized gains and losses have been appropriately reflected as a component of other income (expense).

Available-for-Sale Securities

Our available-for-sale securities include restricted trust funds and an investment in an unconsolidated entity, as discussed in Note 18. We invest primarily in debt securities, including U.S. Treasury securities, U.S. agency securities, municipal securities and mortgage- and asset-backed securities, which generally mature over the next nine years. We measure the fair value of these securities using quoted prices for identical or similar assets in inactive markets. Any changes in fair value of these trusts related to unrealized gains and losses have been appropriately reflected as a component of accumulated other comprehensive income (loss).

Redeemable Preferred Stock

Redeemable preferred stock is related to a noncontrolling investment in an unconsolidated entity and is included in investments in unconsolidated entities in our Consolidated Balance Sheets. The fair value of our investment has been measured based on third-party investors' recent or pending transactions in these securities, which are considered the best evidence of fair value. When this evidence is not available, we use other valuation techniques as appropriate and available. These valuation methodologies may include transactions in similar instruments, discounted cash flow techniques, third-party appraisals or industry multiples and public company comparable transactions.

Fair Value of Debt

As of December 31, 2022 and 2021, the carrying value of our debt was $15.0 billion and $13.4 billion, respectively. The estimated fair value of our debt was approximately $13.8 billion and $14.1 billion as of December 31, 2022 and 2021, respectively. The decrease in the fair value of debt is primarily related to increases in current market rates of our senior notes, the impacts of which were substantially offset by net borrowings of $1.4 billion during 2022.

Although we have determined the estimated fair value amounts using available market information and commonly accepted valuation methodologies, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the instruments, could realize in a current market exchange. The use of different assumptions or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on Level 2 inputs of the fair value hierarchy available as of December 31, 2022 and 2021. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

17. Acquisitions and Divestitures

Acquisitions

2022 Acquisitions

During the year ended December 31, 2022, we acquired 13 businesses, including the acquisition of a controlling interest in a business intended to allow us to deliver new recycling capabilities for our customers and provide circular solutions for film and clear plastic wrap used commercially, such as plastic stretch wrap for pallets, furniture film, grocery bags and potentially shrink wrap around food and beverage containers. Our other acquisitions in 2022 primarily related to our Solid Waste business. Total consideration, net of cash acquired, for all acquisitions was $507 million, which included $372 million in net cash paid and $135 million in non-cash consideration, primarily related to purchase price holdbacks and the conversion of $67 million in secured convertible promissory notes receivable into equity of the acquired business. In addition, we paid $5 million of holdbacks related to prior year acquisitions.

Total consideration for our 2022 acquisitions was primarily allocated to $138 million of property and equipment, $64 million of other intangible assets, $325 million of goodwill and $14 million of noncontrolling interests. Other intangible assets included $45 million of customer relationships and $19 million of covenants not-to-compete.

We remain in the measurement period for most of our 2022 acquisitions, and further adjustments to our preliminary purchase price allocations may occur, specifically for the valuation of certain acquired intangibles. The goodwill related to our 2022 acquisitions was primarily a result of expected synergies from combining the acquired businesses with our existing operations, of which less than half was tax deductible.

2021 Acquisitions

During the year ended December 31, 2021, we acquired 11 businesses primarily related to our Solid Waste business. Total consideration, net of cash acquired, for all acquisitions was $94 million, which included $73 million in net cash paid and $21 million of other consideration, primarily purchase price holdbacks and the settlement of a preexisting promissory note with one of the acquired businesses. In addition, we paid $3 million of holdbacks, primarily related to current year acquisitions.

Our 2021 acquisitions discussed above include our acquisition of the remaining ownership interest in a waste diversion technology company. Concurrent with our acquisition, the acquired entity issued shares to an unrelated third-party, diluting our ownership interest. We determined the entity constituted a variable interest entity and concluded that we did not have the power to direct its significant activities. As a result, we subsequently deconsolidated the entity and account for our remaining ownership interest as an equity method investment.

2020 Acquisitions

During the year ended December 31, 2020, we acquired four businesses related to our Solid Waste business, including the acquisition of Advanced Disposal discussed further below. Total consideration, net of cash acquired of $36 million, for all acquisitions was $4.1 billion, none of which related to other consideration such as purchase price holdbacks. In 2020, we paid $3 million of holdbacks, all of which related to prior year acquisitions. Contingent consideration obligations are primarily based on achievement by the acquired businesses of certain negotiated goals, which generally include targeted financial metrics.

Advanced Disposal — On October 30, 2020, we completed our acquisition of all outstanding shares of Advanced Disposal for $30.30 per share in cash, pursuant to an Agreement and Plan of Merger dated April 14, 2019, as amended on June 24, 2020. Total enterprise value of the acquisition was $4.6 billion when including approximately $1.8 billion of Advanced Disposal's net debt. This acquisition grew our footprint and allows us to provide differentiated, sustainable waste management and recycling services to approximately three million new commercial, industrial and residential customers, primarily located in the Eastern half of the U.S. The acquisition was funded using a $3.0 billion, 364-day, U.S. revolving credit facility and our commercial paper program. In November 2020, we issued $2.5 billion of senior notes and used a portion of the proceeds to repay all outstanding borrowings under the $3.0 billion, 364-day, U.S. revolver and terminated the facility.

For the year ended December 31, 2022 and 2021, we incurred integration related costs of $10 million and $51 million, respectively, and for the year ended December 31, 2020, we incurred acquisition and integration related costs of $156 million, which were primarily classified as "Selling, general and administrative expenses." The post-closing operating results of Advanced Disposal have been included in our consolidated financial statements, within our existing reportable segments. Post-closing through December 31, 2020, Advanced Disposal recognized $205 million, $142 million and $60 million of revenue, operating expenses and selling, general and administrative expenses, respectively, which are included in our Consolidated Statement of Operations.

Our consolidated financial statements have not been retroactively restated to include Advanced Disposal's historical financial position or results of operations. The acquisition was accounted for as a business combination. In accordance with the purchase method of accounting, the purchase price paid has been allocated to the assets and liabilities acquired based upon their estimated fair values as of the acquisition date, with the excess of the purchase price over the net assets acquired recorded as goodwill. The Company valued the customer relationship asset using an income approach; specifically, the multi-period excess earnings method. The significant assumptions used to value customer relationships included, among others, attrition rates, revenue growth rate, and discount rate. The Company valued the landfill assets using an income approach; specifically, the multi-period excess earnings method. The significant assumptions used to value landfill assets included, among others, the forecasted revenue and revenue growth (including forecasted waste volumes and rate per ton), discount rate, and forecasted capital expenditures. The allocation of the purchase price was finalized in October 2021.

Goodwill of $2.5 billion was calculated as the excess of the consideration paid over the net assets recognized and represents the future economic benefits expected to arise from other assets acquired that could not be individually identified and separately recognized. Goodwill has been assigned to our reporting units that have integrated these operations as they are benefitting from the synergies of the combination. Goodwill related to this acquisition is not deductible for income tax purposes.

The following table shows the purchase price allocation as of the date acquired, and adjustments to October 30, 2021 (in millions):

	October 30, 2020	Adjustments	October 30, 2021
Accounts and other receivables	$ 159	$ 1	$ 160
Parts and supplies	8	(1)	7
Other current assets	17	(1)	16
Assets held for sale (a)	1,022	—	1,022
Property and equipment	1,278	(12)	1,266
Goodwill	2,470	26	2,496
Other intangible assets	604	(3)	601
Investments in unconsolidated entities	9	—	9
Other assets	27	(2)	25
Accounts payable	(107)	1	(106)
Accrued liabilities	(155)	(3)	(158)
Deferred revenues	(19)	—	(19)
Current portion of long-term debt	(12)	—	(12)
Liabilities held for sale (a)	(234)	—	(234)
Long-term debt, less current portion (b)	(441)	—	(441)
Landfill and environmental remediation liabilities	(242)	(13)	(255)
Deferred income taxes	(223)	9	(214)
Other liabilities	(79)	(2)	(81)
Total purchase price	$ 4,082	$ —	$ 4,082

(a) In connection with our acquisition of Advanced Disposal, we and Advanced Disposal entered into an agreement that provided for GFL Environmental to acquire a combination of assets from us and Advanced Disposal to address divestitures required by the U.S. Department of Justice. Upon acquisition these assets met the criteria for reporting discontinued operations and were classified as held for sale and included within the "Assets held for sale" and "Liabilities held for sale" line items in the above final allocation of purchase price. Immediately following the acquisition, the divestiture transactions were consummated and the Company subsequently received cash proceeds from the sale of $856 million.

(b) At the time of acquisition, Advanced Disposal had outstanding $425 million of 5.625% senior notes due November 2024, the fair value of which was $438 million. In November 2020, we redeemed the notes pursuant to an optional redemption feature.

The final allocation of $601 million for other intangibles includes $572 million for customer relationships with an amortization period of 15 years and $29 million of other intangibles with a weighted average amortization period of seven years.

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and Advanced Disposal as though the companies had been combined as of January 1, 2020. Examples of adjustments made to arrive at the pro forma amounts include, but are not limited to, the following:

- The effect of divestitures required by the U.S. Department of Justice;
- Intercompany true-ups based on acquisition/divestiture activity;
- Transaction expenses incurred by us and Advanced Disposal;
- Adjustments to depreciation and amortization expense due to step-up in fair value of the acquired assets; and
- Interest expense adjustments.

The following unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved as if the acquisition had taken place as of January 1, 2020 for the year ended December 31 (in millions, except per share amounts):

	2020
Operating revenues	$ 16,192
Net income attributable to Waste Management, Inc.	1,685
Basic earnings per common share	3.99
Diluted earnings per common share	3.96
Weighted average common shares outstanding:	
Basic	423
Diluted	425

Divestitures

In 2022, 2021 and 2020, the aggregate sales price for divestitures of certain landfill assets, as well as collection, hauling, disposal and ancillary operations, was $6 million, $48 million and $856 million, and we recognized net gains of $5 million, $44 million and $33 million, respectively. In 2021, divestitures primarily related to the sale of certain non-strategic Canadian operations, as discussed in Note 11. In 2020, divestitures primarily consisted of assets required to be sold by the U.S. Department of Justice in connection with our acquisition of Advanced Disposal, as discussed above. The remaining amounts reported in the Consolidated Statements of Cash Flows generally relate to the sale of fixed assets.

18. Variable Interest Entities

The following is a description of our financial interests in unconsolidated and consolidated variable interest entities that we consider significant:

Low-Income Housing Properties

We do not consolidate our investments in entities established to manage low-income housing properties because we are not the primary beneficiary of these entities as we do not have the power to individually direct the activities of these entities. Accordingly, we account for these investments under the equity method of accounting. Our aggregate investment balance in these entities was $321 million and $178 million as of December 31, 2022 and 2021, respectively. The debt balance related to our investments in low-income housing properties was $295 million and $156 million as of December 31, 2022 and 2021, respectively. Additional information related to these investments is discussed in Note 8.

Trust Funds for Final Capping, Closure, Post-Closure or Environmental Remediation Obligations

Unconsolidated Variable Interest Entities — Trust funds that are established for both the benefit of the Company and the host community in which we operate are not consolidated because we are not the primary beneficiary of these entities as (i) we do not have the power to direct the significant activities of the trusts or (ii) power over the trusts' significant activities is shared. Our interests in these trusts are accounted for as investments in unconsolidated entities and receivables. These amounts are recorded in other receivables, investments in unconsolidated entities and long-term other assets in our Consolidated Balance Sheets, as appropriate. We also reflect our share of the unrealized gains and losses on available-for-sale securities held by these trusts as a component of our accumulated other comprehensive income (loss). Our investments and receivables related to these trusts had an aggregate carrying value of $93 million and $110 million as of December 31, 2022 and 2021, respectively.

Consolidated Variable Interest Entities — Trust funds for which we are the sole beneficiary are consolidated because we are the primary beneficiary. These trust funds are recorded in restricted funds in our Consolidated Balance Sheets. Unrealized gains and losses on available-for-sale securities held by these trusts are recorded as a component of accumulated other comprehensive income (loss). These trusts had a fair value of $113 million and $117 million as of December 31, 2022 and 2021, respectively.

19. Segment and Related Information

Our senior management evaluates, oversees and manages the financial performance of our Solid Waste operations through two operating segments. Our East Tier primarily consists of geographic areas located in the Eastern U.S., the Great Lakes region and substantially all of Canada. Our West Tier primarily includes geographic areas located in the Western U.S., including the upper Midwest region, and British Columbia, Canada. Each of our Solid Waste operating segments provides integrated environmental services, including collection, transfer, recycling, and disposal. The East and West Tiers are presented in this report and constitute our existing Solid Waste business.

The operating segments not evaluated and overseen through our East and West Tiers are presented herein as "Other" as these operating segments do not meet the criteria to be aggregated with other operating segments and do not meet the quantitative criteria to be separately reported.

Summarized financial information concerning our reportable segments as of December 31 and for the year then ended is shown in the following table (in millions):

	Gross Operating Revenues	Intercompany Operating Revenues(d)	Net Operating Revenues	Income from Operations(e)	Depreciation, Depletion and Amortization	Capital Expenditures (f)	Total Assets (g)(h)
Years Ended December 31:							
2022							
Solid Waste:							
East Tier	$ 10,283	$ (1,977)	$ 8,306	$ 2,249	$ 998	$ 1,129	$ 14,741
West Tier.	10,190	(2,123)	8,067	2,346	878	1,047	11,916
Solid Waste (a)	20,473	(4,100)	16,373	4,595	1,876	2,176	26,657
Other (b).	3,545	(220)	3,325	26	66	328	1,972
	24,018	(4,320)	19,698	4,621	1,942	2,504	28,629
Corporate and Other (c)	—	—	—	(1,256)	96	305	3,048
Total	$ 24,018	$ (4,320)	$ 19,698	$ 3,365	$ 2,038	$ 2,809	$ 31,677
2021							
Solid Waste:							
East Tier	$ 9,278	$ (1,738)	$ 7,540	$ 2,037	$ 970	$ 708	$ 14,269
West Tier.	9,369	(1,908)	7,461	2,103	883	579	11,476
Solid Waste (a)	18,647	(3,646)	15,001	4,140	1,853	1,287	25,745
Other (b).	3,046	(116)	2,930	34	70	181	1,275
	21,693	(3,762)	17,931	4,174	1,923	1,468	27,020
Corporate and Other (c)	—	—	—	(1,209)	76	571	2,372
Total	$ 21,693	$ (3,762)	$ 17,931	$ 2,965	$ 1,999	$ 2,039	$ 29,392
2020							
Solid Waste:							
East Tier	$ 7,873	$ (1,503)	$ 6,370	$ 1,672	$ 801	$ 537	$ 14,274
West Tier.	8,241	(1,657)	6,584	1,800	738	465	11,501
Solid Waste (a)	16,114	(3,160)	12,954	3,472	1,539	1,002	25,775
Other (b).	2,364	(100)	2,264	(42)	87	75	2,064
	18,478	(3,260)	15,218	3,430	1,626	1,077	27,839
Corporate and Other (c)	—	—	—	(996)	45	508	1,810
Total	$ 18,478	$ (3,260)	$ 15,218	$ 2,434	$ 1,671	$ 1,585	$ 29,649

(a) Income from operations provided by our Solid Waste business is generally indicative of the margins provided by our collection, landfill, transfer and recycling lines of business. From time to time, the operating results of our reportable segments are significantly affected by certain transactions or events that management believes are not indicative or representative of our results.

Income from operations in our Solid Waste business increased in 2022, as compared with 2021, primarily due to revenue growth in our collection and disposal businesses driven by both yield and volume. This increase was partially offset by (i) inflationary cost pressures; (ii) labor cost increases from frontline employee wage adjustments; (iii) divestitures, asset impairments and unusual items, discussed in Note 11 above, that impacted our East Tier results and (iv) reduced profitability in our recycling business from the decline in recycling commodity prices and lower volumes.

Income from operations in our Solid Waste business increased in 2021, as compared with 2020, primarily due to (i) revenue growth in our collection and disposal businesses driven by both yield and volume, as well as the acquisition of Advanced Disposal; (ii) improved profitability in our recycling business from higher market prices for recycling commodities and improved costs at facilities where we have made investments in enhanced technology and equipment and (iii) changes from divestitures, asset impairments and unusual items, discussed in Note 11, that impacted both Tiers' results. These increases were partially offset by (i) labor cost pressure from frontline employee wage adjustments, increased turnover driving up training costs and higher overtime due to driver shortages and volume growth; (ii) increased landfill depletion from higher volumes and revisions in landfill estimates, including the anticipated timing of capping, closure and post-closure activities at certain landfills and adjustments in 2020 to the inflation rate used to estimate capping, closure, and post-closure asset retirement obligations that benefitted costs in 2020 and (iii) inflationary cost pressures. During 2021, the positive earnings contributions from Advanced Disposal were offset by elevated depreciation, depletion and amortization of acquired assets.

(b) "Other" includes (i) elements of our Strategic Business Solutions ("WMSBS") business that are not included in the operations of our reportable segments; (ii) elements of our sustainability business that includes landfill gas-to-energy operations managed by our WM Renewable Energy business, our SES business and recycling brokerage services and not included in the operations of our reportable segments; (iii) certain other expanded service offerings and solutions and (iv) the results of non-operating entities that provide financial assurance and self-insurance support for our Solid Waste business, net of intercompany activity.

The decrease in income from operations in 2022, as compared with 2021, was due to the recognition of acquisition and integration-related costs, as well as, a prior year gain from divestitures of certain ancillary operations in our Other segment, discussed in Note 11, partially offset by improved profitability in our SES and WMSBS businesses. The increase in income from operations for 2021, as compared to 2020, was primarily driven by increased market values for renewable energy credits generated by our WM Renewable Energy business.

(c) "Corporate and other" operating results reflect certain costs incurred for various support services that are not allocated to our reportable segments. These support services include, among other things, treasury, legal, digital, tax, insurance, centralized service center processes, other administrative functions and the maintenance of our closed landfills. Income from operations for "Corporate and Other" also includes costs associated with our long-term incentive program.

These costs increased in 2022, as compared with 2021, primarily due to strategic investments in our digital platform and sustainability initiatives, partially offset by lower acquisition and integration related costs.

These costs increased in 2021, as compared with 2020, due to (i) higher incentive compensation costs; (ii) increased labor, support and integration costs following our acquisition of Advanced Disposal; (iii) strategic investments in our digital platform; (iv) increased health and welfare costs attributable to medical care activity generally returning to pre-pandemic levels from the lower levels experienced during 2020 and (v) charges pertaining to reserves for certain loss contingencies during 2021. These increases were partially offset by lower consulting, advisory and legal fees following the completion of our acquisition of Advanced Disposal in the fourth quarter of 2020 and changes in the measurement of our environmental remediation obligations and recovery assets in both 2020 and 2021.

(d) Intercompany operating revenues reflect each segment's total intercompany sales, including intercompany sales within a segment and between segments. Transactions within and between segments are generally made on a basis intended to reflect the market value of the service.

(e) For those items included in the determination of income from operations, the accounting policies of the segments are the same as those described in Note 2.

(f) Includes non-cash items. Capital expenditures are reported in our reportable segments at the time they are recorded within the segments' property and equipment balances and, therefore, include timing differences for amounts accrued but not yet paid.

(g) The reconciliation of total assets reported above to total assets in the Consolidated Balance Sheets as of December 31 is as follows (in millions):

	2022	2021	2020
Total assets, as reported above	$ 31,677	$ 29,392	$ 29,649
Elimination of intercompany investments and advances	(310)	(295)	(304)
Total assets, per Consolidated Balance Sheet	$ 31,367	$ 29,097	$ 29,345

(h) Goodwill is included within each segment's total assets. For segment reporting purposes, our material recovery facilities are included as a component of their respective Tiers and our recycling brokerage services are included as part of our "Other" operations. The following table presents changes in goodwill during the reported periods by segment (in millions):

	Solid Waste		Other	Total
	East Tier	West Tier		
Balance, December 31, 2020	$ 5,101	$ 3,823	$ 70	$ 8,994
Acquired goodwill (a)	27	15	34	76
Divested goodwill	(11)	(7)	(29)	(47)
Foreign currency translation and other	3	2	—	5
Balance, December 31, 2021	$ 5,120	$ 3,833	$ 75	$ 9,028
Acquired goodwill	92	24	209	325
Divested goodwill	—	—	—	—
Foreign currency translation and other	(30)	—	—	(30)
Balance, December 31, 2022	$ 5,182	$ 3,857	$ 284	$ 9,323

(a) Includes $26 million of post-closing acquisition adjustments related to our acquisition of Advanced Disposal.

The mix of operating revenues from our major lines of business for the year ended December 31 are as follows (in millions):

	2022	2021	2020
Commercial	$ 5,450	$ 4,760	$ 4,102
Industrial	3,681	3,210	2,770
Residential	3,339	3,172	2,716
Other collection	699	533	465
Total collection	13,169	11,675	10,053
Landfill	4,600	4,153	3,667
Transfer	2,143	2,072	1,855
Recycling	1,701	1,681	1,127
Other (a)	2,405	2,112	1,776
Intercompany (b)	(4,320)	(3,762)	(3,260)
Total	$ 19,698	$ 17,931	$ 15,218

(a) The "Other" line of business includes (i) certain services provided by our WMSBS business; (ii) certain services within our sustainability business including our landfill gas-to-energy operations managed by our WM Renewable Energy business and (iii) certain other expanded service offerings and solutions and reflects the results of non-operating entities that provide financial assurance and self-insurance support for our Solid Waste business, net of intercompany activity. Revenue attributable to collection, landfill, transfer and recycling services provided by our "Other" businesses has been reflected as a component of the relevant line of business for purposes of presentation in this table.

(b) Intercompany revenues between lines of business are eliminated in the Consolidated Financial Statements included within this report.

Fluctuations in our operating results may be caused by many factors, including period-to-period changes in the relative contribution of revenue by each line of business, changes in commodity prices and general economic conditions. Our revenues and income from operations typically reflect seasonal patterns. Our operating revenues tend to be somewhat higher in summer months, primarily due to the higher construction and demolition waste volumes. The volumes of industrial and residential waste in certain regions where we operate also tend to increase during the summer months. Our second and third quarter revenues and results of operations typically reflect these seasonal trends.

Our 2020 operating results were negatively impacted by COVID-19, as volume declines began in March 2020 in our landfill, industrial and commercial collection businesses due to steps taken by national and local governments to slow the spread of the virus, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing. Throughout 2021 and 2022, our volumes recovered from the sharp decline experienced in 2020, with minimal impact from the resurgence in transmission of COVID-19 associated with recent virus variants, as communities and businesses remained open. However, the potential for future resurgence in transmission of COVID-19 and related business closures, due to virus variants or other pandemic conditions, could adversely impact our volumes and costs in the future.

Service or operational disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect the operating results of the geographic areas affected. Extreme weather events may also lead to supply chain disruption and delayed project development, or disruption of our customers' businesses, reducing the amount of waste generated by their operations.

On the other hand, certain destructive weather and climate conditions, such as wildfires in the Western U.S. and hurricanes that most often impact our operations in the Southern and Eastern U.S. during the second half of the year, can increase our revenues in the geographic areas affected as a result of the waste volumes generated by these events. While weather-related and other event-driven special projects can boost revenues through additional work for a limited time, due to significant start-up costs and other factors, such revenue can generate earnings at comparatively lower margins.

Net operating revenues relating to operations in the U.S. and Canada for the year ended December 31 are as follows (in millions):

	2022	2021	2020
U.S.	$ 18,860	$ 17,136	$ 14,505
Canada	838	795	713
Total	$ 19,698	$ 17,931	$ 15,218

Property and equipment, net of accumulated depreciation and depletion, relating to operations in the U.S. and Canada for the year ended December 31 are as follows (in millions):

	2022	2021	2020
U.S.	$ 14,725	$ 13,428	$ 13,168
Canada	994	991	980
Total	$ 15,719	$ 14,419	$ 14,148

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2022 (the end of the period covered by this Annual Report on Form 10-K) at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Management of the Company, including the principal executive and financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

i. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the 2013 framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In 2022, we implemented a new general ledger accounting system, complementary finance enterprise resource planning system and a human capital management system. These new system implementations were achieved after a multi-year review of existing accounting, reporting and human capital processes and the design and configuration of system-enabled enhancements to such processes. The changes in our general ledger, finance enterprise resource planning and human capital management systems were subject to thorough testing and review by internal and external parties both before and after implementation.

While these systems implementations enhance our framework for internal control over financial reporting, management, together with our CEO and CFO, has determined that the changes in our internal controls over financial reporting during the quarter ended December 31, 2022 have not been material and are not reasonably likely to materially affect our internal controls over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is incorporated by reference to the sections entitled "Board of Directors," "Election of Directors" and "Executive Officers" in the Company's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders (the "Proxy Statement"), to be held May 9, 2023. The Proxy Statement will be filed with the SEC within 120 days of the end of our fiscal year.

We have adopted a code of ethics that applies to our CEO, CFO and Chief Accounting Officer, as well as other officers, directors and employees of the Company. The code of ethics, entitled "Code of Conduct," is posted on our website at www.wm.com in the section "ESG — Corporate Governance" on the "Investors" page.

Item 11. *Executive Compensation.*

The information required by this Item is incorporated herein by reference to the sections entitled "Board of Directors — Compensation Committee Report," "— Compensation Committee Interlocks and Insider Participation," "— Non-Employee Director Compensation," "Executive Compensation — Compensation Discussion and Analysis," "— Executive Compensation Tables" and "— Pay Versus Performance" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item is incorporated herein by reference to the sections entitled "Executive Compensation — Executive Compensation Tables — Equity Compensation Plan Table," "Director and Officer Stock Ownership," and "Security Ownership of Certain Beneficial Owners" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is incorporated herein by reference to the sections entitled "Board of Directors — Related Party Transactions" and "— Independence of Board Members" in the Proxy Statement.

Item 14. *Principal Accounting Fees and Services.*

The information required by this Item is incorporated herein by reference to the section entitled "Ratification of Independent Registered Public Accounting Firm — Independent Registered Public Accounting Firm Fee Information" in the Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) (1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2022 and 2021
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020
Notes to Consolidated Financial Statements

(a) (2) Consolidated Financial Statement Schedules:

All schedules have been omitted because the required information is not significant or is included in the financial statements or notes thereto, or is not applicable.

(a) (3) Exhibits:

Exhibit No.		Description
3.1	—	Third Restated Certificate of Incorporation of Waste Management, Inc. [incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2010].
3.2	—	Amended and Restated By-laws of Waste Management, Inc. [incorporated by reference to Exhibit 3.2 to Form 8-K dated November 8, 2022].
4.1	—	Specimen Stock Certificate [incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 1998].
4.2	—	Third Restated Certificate of Incorporation of Waste Management Holdings, Inc. [incorporated by reference to Exhibit 4.2 to Form 10-K for the year ended December 31, 2014].
4.3	—	Amended and Restated By-laws of Waste Management Holdings, Inc. [incorporated by reference to Exhibit 4.3 to Form 10-Q for the quarter ended June 30, 2014].
4.4	—	Indenture for Subordinated Debt Securities dated February 1, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [incorporated by reference to Exhibit 4.1 to Form 8-K dated February 7, 1997].
4.5	—	Indenture for Senior Debt Securities dated September 10, 1997, among the Registrant and The Bank of New York Mellon Trust Company, N.A. (the current successor to Texas Commerce Bank National Association), as trustee [incorporated by reference to Exhibit 4.1 to Form 8-K dated September 10, 1997].
4.6	—	Description of Waste Management, Inc.'s Common Stock [incorporated by reference to Exhibit 4.9 to Form 10-K for the year ended December 31, 2019].
4.7*	—	Schedule of Officers' Certificates delivered pursuant to Section 301 of the Indenture dated September 10, 1997 establishing the terms and form of Waste Management, Inc.'s Senior Notes. Waste Management and its subsidiaries are parties to debt instruments that have not been filed with the SEC under which the total amount of securities authorized under any single instrument does not exceed 10% of the total assets of Waste Management and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, Waste Management agrees to furnish a copy of such instruments to the SEC upon request.
4.8	—	Officers' Certificate delivered pursuant to Section 301 of the Indenture dated September 10, 1997 establishing the terms and form of the 4.15% Senior Notes due 2032 [incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended June 30, 2022].
4.9	—	Guarantee Agreement by Waste Management Holdings, Inc. in favor of The Bank of New York Mellon Trust Company, N.A., as Trustee for the holders of the 4.15% Senior Notes due 2032 [incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended June 30, 2022].

10.1† — 2014 Stock Incentive Plan [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 13, 2014].

10.2† — First Amendment to 2014 Stock Incentive Plan [incorporated by reference to Exhibit 10.2 to Form 8-K dated May 12, 2020].

10.3† — Second Amendment to 2014 Stock Incentive Plan [incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2022].

10.4† — 2009 Stock Incentive Plan [incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed March 25, 2009].

10.5† — 2005 Annual Incentive Plan [incorporated by reference to Appendix D to the Proxy Statement on Schedule 14A filed April 8, 2004].

10.6† — Waste Management, Inc. Employee Stock Purchase Plan (As Amended and Restated effective May 12, 2020) [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 12, 2020].

10.7† — Waste Management, Inc. 409A Deferral Savings Plan as Amended and Restated effective January 1, 2014 [incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2014].

10.8 — $3.5 Billion Sixth Amended and Restated Revolving Credit Agreement dated as of May 27, 2022 by and among Waste Management, Inc., Waste Management of Canada Corporation, WM Quebec Inc. and Waste Management Holdings, Inc., certain banks party thereto, and Bank of America, N.A., as administrative agent [incorporated by reference to Exhibit 10.1 to Form 8-K dated May 27, 2022].

10.9 — $1.0 Billion Term Loan Credit Agreement dated as of May 27, 2022 by and among Waste Management, Inc., Waste Management Holdings, Inc., certain banks party thereto, and Bank of America, N.A., as administrative agent [incorporated by reference to Exhibit 10.2 to Form 8-K dated May 27, 2022].

10.10 — Commercial Paper Dealer Agreement, substantially in the form as executed with each of Mizuho Securities USA LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC, RBC Capital Markets, LLC and Siebert Williams Shank & Co., LLC as Dealer [incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2016].

10.11* — Commercial Paper Issuing and Paying Agent Agreement between Waste Management, Inc. and U.S. Bank Trust Company, National Association dated October 28, 2022.

10.12† — First Amended and Restated Employment Agreement between USA Waste-Management Resources, LLC and James C. Fish, Jr. dated December 22, 2017 [incorporated by reference to Exhibit 10.2 to Form 8-K dated December 22, 2017].

10.13† — Employment Agreement between USA Waste-Management Resources, LLC and Devina A. Rankin dated December 22, 2017 [incorporated by reference to Exhibit 10.3 to Form 8-K dated December 22, 2017].

10.14† — First Amended and Restated Employment Agreement between USA Waste-Management Resources, LLC and John J. Morris, Jr. [incorporated by reference to Exhibit 10.4 to Form 8-K dated December 22, 2017].

10.15† — Employment Agreement between USA Waste-Management Resources, LLC and Charles C. Boettcher dated December 22, 2017 [incorporated by reference to Exhibit 10.23 to Form 10-K for the year ended December 31, 2017].

10.16† — Form of Director and Executive Officer Indemnity Agreement [incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2012].

10.17† — Waste Management Holdings, Inc. Executive Severance Plan [incorporated by reference to Exhibit 10.1 to Form 8-K dated December 22, 2017].

10.18† — Form of 2020 Long Term Incentive Compensation Award Agreement for Senior Leadership Team [incorporated by reference to Exhibit 10.1 to Form 8-K dated February 19, 2020].

10.19† — Form of 2021 Long Term Incentive Compensation Award Agreement for Senior Leadership Team [incorporated by reference to Exhibit 10.1 to Form 8-K dated February 23, 2021].

10.20† — Form of 2021 Long Term Incentive Compensation RSU Award Agreement [incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2021].

10.21† — Form of 2022 Long Term Incentive Compensation Award Agreement for Senior Leadership Team [incorporated by reference to Exhibit 10.1 to Form 8-K dated March 1, 2022].

10.22† — Form of 2022 Long Term Incentive Compensation RSU Award Agreement [incorporated by reference to Exhibit 10.2 to Form 8-K dated March 1, 2022].

21.1* — Subsidiaries of the Registrant.

22.1* — Guarantor Subsidiary.

23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 of James C. Fish, Jr., President and Chief Executive Officer.
31.2*	—	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934 of Devina A. Rankin, Executive Vice President and Chief Financial Officer.
32.1**	—	Certification Pursuant to 18 U.S.C. §1350 of James C. Fish, Jr., President and Chief Executive Officer.
32.2**	—	Certification Pursuant to 18 U.S.C. §1350 of Devina A. Rankin, Executive Vice President and Chief Financial Officer.
95*	—	Mine Safety Disclosures.
101.INS*	—	Inline XBRL Instance.
101.SCH*	—	Inline XBRL Taxonomy Extension Schema.
101.CAL*	—	Inline XBRL Taxonomy Extension Calculation.
101.LAB*	—	Inline XBRL Taxonomy Extension Labels.
101.PRE*	—	Inline XBRL Taxonomy Extension Presentation.
101.DEF*	—	Inline XBRL Taxonomy Extension Definition.
104*	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

**   Furnished herewith.

†   Denotes management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary.*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WASTE MANAGEMENT, INC.

By: /s/ JAMES C. FISH, JR.
         James C. Fish, Jr.
         President, Chief Executive Officer and Director

Date: February 7, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES C. FISH, JR. James C. Fish, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2023
/s/ DEVINA A. RANKIN Devina A. Rankin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 7, 2023
/s/ LESLIE K. NAGY Leslie K. Nagy	Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 7, 2023
/s/ ANDRÉS R. GLUSKI Andrés R. Gluski	Director	February 7, 2023
/s/ VICTORIA M. HOLT Victoria M. Holt	Director	February 7, 2023
/s/ KATHLEEN M. MAZZARELLA Kathleen M. Mazzarella	Director	February 7, 2023
/s/ SEAN E. MENKE Sean E. Menke	Director	February 7, 2023
/s/ WILLIAM B. PLUMMER William B. Plummer	Director	February 7, 2023
/s/ JOHN C. POPE John C. Pope	Director	February 7, 2023
/s/ MARYROSE T. SYLVESTER Maryrose T. Sylvester	Director	February 7, 2023
/s/ THOMAS H. WEIDEMEYER Thomas H. Weidemeyer	Chairman of the Board and Director	February 7, 2023

Corporate Information

BOARD OF DIRECTORS

BRUCE E. CHINN (A)
President and Chief Executive Officer
Chevron Phillips Chemical Company LLC

JAMES C. FISH, JR.
President and Chief Executive Officer
Waste Management, Inc.

ANDRÉS R. GLUSKI (A, C)
President and Chief Executive Officer
The AES Corporation

VICTORIA M. HOLT (A, N)
Former President
and Chief Executive Officer
Proto Labs, Inc.

KATHLEEN M. MAZZARELLA (C, N)
Chairman, President and
Chief Executive Officer
Graybar Electric Company, Inc.

SEAN E. MENKE (A)
Chief Executive Officer
Sabre Corporation

WILLIAM B. PLUMMER (A, C)
Former Executive Vice President
and Chief Financial Officer
United Rentals, Inc.

JOHN C. POPE (C, N)
Chief Executive Officer and Chairman
PFI Group

MARYROSE T. SYLVESTER (C)
Former U.S. Managing Director
and U.S. Head of Electrification
ABB Ltd.

THOMAS H. WEIDEMEYER (A, C, N)
Non-Executive Chairman of the Board,
Former Senior Vice President
and Chief Operating Officer
United Parcel Service, Inc.

(A) Audit Committee
(C) Management Development and
    Compensation Committee
(N) Nominating and Governance
    Committee

OFFICERS

JAMES C. FISH, JR.
President and Chief Executive Officer

CHARLES C. BOETTCHER
Executive Vice President, Corporate
Development and Chief Legal Officer

RAFAEL E. CARRASCO
Senior Vice President, Operations

TARA J. HEMMER
Senior Vice President and Chief
Sustainability Officer

JOHN J. MORRIS, JR.
Executive Vice President and
Chief Operating Officer

DEVINA A. RANKIN
Executive Vice President and
Chief Financial Officer

KELLY C. ROONEY
Senior Vice President,
Chief Human Resources and
Diversity & Inclusion Officer

DONALD J. SMITH
Senior Vice President, Operations

MICHAEL J. WATSON
Senior Vice President and
Chief Customer Officer

JEFF R. BENNETT
Assistant Treasurer

JOHN A. CARROLL
Vice President and
Chief Accounting Officer

MARK A. LOCKETT
Vice President, Tax

LESLIE K. NAGY
Vice President and
Treasurer

CHARLES S. SCHWAGER
Vice President and
Chief Compliance and Ethics Officer

COURTNEY A. TIPPY
Vice President and Corporate Secretary

CORPORATE HEADQUARTERS
Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, Texas 77002
Telephone: (713) 512-6200
Facsimile: (713) 512-6299

WEB SITE
www.wm.com

INVESTOR RELATIONS
Security analysts, investment professionals,
and shareholders should direct inquiries to
Investor Relations at the corporate address
or call (713) 265-1656.

ANNUAL MEETING
The annual meeting of the stockholders of the
Company is scheduled to be held at 11:00 a.m. CT
May 9, 2023 at the offices of:
Waste Management, Inc.
800 Capitol Street, Suite 3000
Houston, Texas 77002

INDEPENDENT AUDITORS
Ernst & Young LLP
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, Texas 77010
(713) 750-1500

COMPANY STOCK
The Company's common stock is traded on
the New York Stock Exchange (NYSE)
under the symbol "WM." The number of
holders of record of common stock based on
the transfer records of the Company at
March 8, 2023 was 7,824. Based on security
position listings, the Company believes that,
as of March 10, 2023, it had approximately
1,322,071 beneficial owners.

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services: (800) 696-1190
Shareholder Services - International: +1 (201) 680-6578
P.O. Box 43006
Providence, Rhode Island 02940
Overnight Delivery:
150 Royall Street, Suite 101
Canton, Massachusetts 02021



800 Capitol Street - Suite 3000 - Houston, Texas 77002
www.wm.com